Exhibit 99.1

PURCHASE AND SALE AGREEMENT

WCBU Assets and FCCL Partnership Interest

AMONG

CONOCOPHILLIPS COMPANY

AND

CONOCOPHILLIPS CANADA RESOURCES CORP.

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP

CONOCOPHILLIPS CANADA E&P ULC

As Vendors

AND

CENOVUS ENERGY INC.

As Purchaser

Dated March 29, 2017

TABLE OF CONTENTS

		Page

19.6	No Waiver	99
19.7	Entire Agreement	99
19.8	Further Assurances	99
19.9	Time of the Essence	99
19.10	Enurement	100
19.11	Severability	100
19.12	Counterpart Execution	100

SCHEDULES:

Schedule 1.1(r)	-	Arbitration Procedure

Schedule 1.1(z)	-	ROFR Agreement[REDACTED – Excluded Asset Specific Information]

Schedule 1.1(uu)	-	Contingent Payment Agreement

Schedule 1.1(zz)	-	Contractor Services Principles

Schedule 1.1(ddd)	-	Data Room Information

Schedule 1.1(yyyy)	-	General Conveyance

Schedule 1.1(sssss)	-	Investor Agreement

Schedule 1.1(vvvvv)	-	Legal Opinion

Schedule 1.1(iiiiii)	-	Non-Compete Agreement

Schedule 1.1(tttttt)	-	Partnership Unit Transfer and Partnership Agreement Novation Agreement

Schedule 1.1(ooooooo)	-	Registration Rights Agreement

Schedule 1.1(llllllll)	-	Technical Services Agreement Principles

Schedule 1.1(vvvvvvvv)	-	Transition Services Agreement Principles

Schedule 1.1(ooooooooo)	-	WCBU Major Facilities and Pipelines

Schedule 1.1(yyyyyyyyy)	-	Whitemap Area

Schedule 1.1(zzzzzzzzz)	-	Wire Transfer Instructions

Schedule 3.4(d)	-	GST/PST Numbers of Parties

Schedule 5.4(a)	-	Vendors’ Officer’s Certificate

Schedule 5.4(q)	-	Form of FCCL Management Committee Resignation and Mutual Release

Schedule 5.5(d)	-	Purchaser’s Officer’s Certificate

Schedule 12.9	-	Assumed Claims

PURCHASE AND SALE AGREEMENT

THIS AGREEMENT dated the 29th day of March, 2017

AMONG:

CONOCOPHILLIPS COMPANY, a corporation incorporated under the laws of the State of Delaware (“COPCO”)

- and -

CONOCOPHILLIPS CANADA RESOURCES CORP., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“CPCRC”)

- and -

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Energy”)

- and -

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Western”)

- and -

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“BRCP”)

- and -

CONOCOPHILLIPS CANADA E&P ULC, a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“E&P)

(CPCRC, Energy, Western, BRCP and E&P are hereinafter referred to collectively as the “Vendors” and individually as a “Vendor”)

- and -

CENOVUS ENERGY INC., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (the “Purchaser”)

WHEREAS the Vendors wish to sell the Partnership Interest and WCBU Assets to the Purchaser and the Purchaser wishes to purchase the Partnership Interest and WCBU Assets from the Vendors, all upon and subject to the terms and conditions set forth in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, mutual covenants, agreements and warranties in this Agreement, the Parties covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, this Clause 1.1 and the Schedules attached hereto, unless the context otherwise requires, the following words and phrases shall have the following meanings:

(a)	“1934 Act” means the United States Securities Exchange Act of 1934.

(b)	“Abandonment and Reclamation Obligations” means all past, present and future obligations and liabilities to:

(i)

abandon or re-abandon wells that are or were located within the Whitemap Area and close, decommission, dismantle and remove all structures, foundations, buildings, pipelines, equipment, tanks and other facilities or tangibles that are or were located within the Whitemap Area, used or held for use or previously used or held for use in respect of Petroleum Substances produced from lands within the Whitemap Area, including all such wells, structures, foundations, buildings, pipelines, equipment, tanks and other facilities or tangibles described in any Schedule to this Agreement; and

(ii)

restore, remediate and reclaim any surface and subsurface locations of the lands on which wells, structures, foundations, buildings, pipelines, equipment, tanks and other facilities or tangibles described in Clause 1.1(b)(i) are or were located and all lands used to gain access to any of them, including such obligations relating to wells, pipelines and other facilities or tangibles which were abandoned or decommissioned prior to the Effective Time that are or were located within the Whitemap Area;

in each case, in accordance with good oil and gas industry practices in the province in which such lands, wells, and tangible equipment are located, and in compliance with Applicable Laws and governing WCBU Title and Operating Documents, excluding all obligations and liabilities that are Excluded Liabilities or are related to the Excluded Assets.

(c)	“AC2 Form” means the Petroleum Registry of Alberta Query Capital and Operating Costs – AC2(V4) form to be completed for Closing regarding gas cost allowances calculations.

(d)	“Accounting Referee” has the meaning provided in Clause 15.2(b).

(e)	“Address for Notice” has the meaning provided in Clause 17.1.

(f)	“AER” means the Alberta Energy Regulator.

(g)	“AFE” means an authority for expenditure, mail ballot, cash call or any other similar approval issued pursuant to the WCBU Title and Operating Documents with respect to the WCBU Assets.

(h)

“Affiliate” means, with respect to any Person, any other Person or group of Persons acting in concert, that directly or indirectly, controls, is controlled by or is under common control with such Person. The term “control” as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person whether through ownership of more than fifty percent (50%) of the voting securities of such Person, by contract or otherwise provided that prior to Closing but not thereafter, the FCCL Partnership will not, for the purposes of this Agreement, be an Affiliate of either the Vendors or the Purchaser and after Closing, but not prior thereto, the FCCL Partnership will, for the purposes of this Agreement, be an Affiliate of the Purchaser and not of the Vendors.

(i)

“Affiliate Contract” means any agreement between or among any one or more of the Vendors, on one hand, and any Affiliate or Affiliates of any one or more of the Vendors, on the other hand but shall exclude this Agreement.

(j)	“Affiliate Nominee” has the meaning provided in Clause 3.3(b).

(k)	“Aggregate DC Account Balance” has the meaning provided in Clause 16.2(b).

(l)	“Agreement” means this Purchase and Sale Agreement including the recitals hereto, this Clause 1.1 and all Schedules attached hereto.

(m)	“Alberta Securities Laws” means the Securities Act (Alberta) and the regulations and rules thereunder and the blanket rulings and orders issued by the Alberta Securities Commission.

(n)	“Allocated ROFR Value” has the meaning provided in Clause 9.1(a).

(o)

“Applicable Canadian Securities Laws” means, collectively or individually, as the context may require, the securities legislation of each of the provinces and territories of Canada, and the respective rules, regulations, policies, orders, rulings and notices published and/or promulgated thereunder by the applicable securities regulatory authorities in each of the provinces and territories of Canada, as the same may be amended from time to time.

(p)	“Applicable Laws” means, in relation to any Person, asset, transaction, operation, event or circumstance:

(i) all laws and statutes (including regulations, rules, by-laws, ordinances and other statutory instruments enacted thereunder);

(ii) all judgments, decrees, rulings and orders of courts, tribunals, commissions and other similar bodies of competent jurisdiction;

(iii) all orders, rules, directives, policies and guidelines having the force of law issued by Governmental Authorities; and

(iv) the terms and conditions of all WCBU Licences;

which are in effect as of the relevant time and are applicable to such Person, asset, transaction, event, operation or circumstance.

(q)

“Applicable US Securities Laws” means, collectively or individually, as the context may require, the applicable federal and state securities laws and regulations of the United States, including the United States Securities Act of 1933, the 1934 Act, and the respective rules and regulations of the United States Securities and Exchange Commission.

(r)	“Arbitration Procedure” means the arbitration procedure attached hereto as Schedule 1.1(r).

(s)

“Asset Reserves Report” means the report prepared by GLJ, an independent qualified reserves evaluator, dated March 15, 2017, effective December 31, 2016, evaluating the oil, natural gas liquids and natural gas reserves attributable to the WCBU Assets, as contained in the folder entitled “GLJ Asset Reserves Report” indexed as item 1.3.23 in the Data Room Information.

(t)	“Assumed Claims” means the Claims set forth and described in Schedule 12.9.

(u)	“Base Cash Price” has the meaning provided in Clause 3.1(a).

(v)	“Base Purchase Price” has the meaning provided in Clause 3.1(b).

(w)

“Base Shelf Prospectus” means the short form base shelf prospectus of the Purchaser dated February 24, 2016, including the documents incorporated or deemed incorporated by reference therein and any prospectus supplements and amendments thereto.

(x)	“B.C. Facility” or “B.C. Facilities” has the meaning provided in Clause 11.4(f).

(y)

“Bitumen” means a naturally occurring viscous mixture, composed mainly of hydrocarbons heavier than pentane, that may contain sulphur compounds and that, in its naturally occurring viscous state, will not flow to a well.

(z)	“ ROFR Agreement” means the agreement substantially in the form attached as Schedule 1.1(z). [REDACTED – Excluded Asset Specific Information]

(aa)	“Board” means the board of directors of the Purchaser.

(bb)

“Brokered Seismic Data” means, other than Partnered Seismic Data and Proprietary Seismic Data, Geophysical Data pertaining to lands within the Whitemap Area, cropped at the boundary of the Whitemap Area where such Geophysical Data extends beyond the boundary of the Whitemap Area, in each case, in which a Vendor or the Vendors or their respective Affiliates have the rights, including such Geophysical Data which is owned by a Third Party and licenced (either on exclusive or non-exclusive basis) to any of the Vendors or their Affiliates, and is subject to restrictions on its deliverability or disclosure by the Vendors or their Affiliates in accordance with the terms of the licence agreement(s) applicable to such Geophysical Data.

(cc)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(dd)	“Canada Transportation Act” means the Canada Transportation Act, R.S.C. 1996, c. 10.

(ee)	“ means and its successors and assigns. [REDACTED - Relates to a Third Party that is not a Party to this Agreement. Commercially Sensitive Information]

(ff)	“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time.

(gg)

“Claim” means any claim, action, demand, lawsuit, proceeding, notice of non-compliance or violation, order or direction, arbitration or governmental investigation, in each case, whether asserted, threatened, pending or existing.

(hh)	“Claimed Amount” has the meaning given in Clause 8.6(c).

(ii)

“Closing” means the transfer of possession, beneficial ownership and risks of the Partnership Interest and WCBU Assets from the Vendors to the Purchaser as provided in Clause 2.2, the exchange of the General Conveyance, the payment of the Closing Payment, and delivery of the Share Consideration by the Purchaser to the Vendors, and all other items and consideration required to be delivered on the Closing Date pursuant hereto.

(jj)	“Closing Date” means the Business Day which is the later of:

(i) the date that is forty-five (45) days after the date the execution of this Agreement is publicly announced by the Parties; and

(ii) the date that is five (5) Business Days after the date the last of the Required Approvals have been obtained;

or such other Business Day as the Parties may agree in writing.

(kk)	“Closing Payment” has the meaning provided in Clause 3.3.

(ll)	“Closing Time” means 9:00 am on the Closing Date unless otherwise agreed to by the Parties.

(mm)	“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition.

(nn)	“Commitment Parties” means each of Royal Bank of Canada and JPMorgan Chase Bank N.A.

(oo)	“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34.

(pp)	“Competition Act Approval” means one of the following has occurred:

(i) the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transaction; or

(ii)

the Commissioner has issued to the Purchaser a “no action letter” indicating that he does not intend at that time to apply for an order under section 92 of the Competition Act in respect of the Transaction and either: (A) the relevant waiting period under section 123 of the Competition Act in respect of the Transaction shall have expired or been terminated, or (B) the obligation to file a notification under Part IX of the Competition Act has been waived by the Commissioner pursuant to section 113(c ) of the Competition Act.

(qq)	“Confidential Information” has the meaning provided in Clause 18.1(a).

(rr)	“Confidentiality Agreement” means the confidentiality agreement made as of February 1, 2017 between ConocoPhillips Company and the Purchaser.

(ss)

“Consequential Losses” means any consequential, incidental, punitive, special, exemplary or indirect damages or costs, special and punitive damages, deferred or lost profits or revenues, loss of business opportunity, losses based on loss of use or other business interruption losses and damages.

(tt)	“Contingent Payment” means the amount, if any, to be paid on a quarterly basis by the Purchaser to CPCRC, calculated and payable in accordance with the Contingent Payment Agreement.

(uu)	“Contingent Payment Agreement” means the agreement in substantially the form attached as Schedule 1.1(uu).

(vv)

“Continuous Disclosure Document” means any document furnished or filed by the Purchaser or any of its Affiliates in compliance or intended compliance with Applicable Canadian Securities Laws and/or Applicable US Securities Laws which, pursuant to such Applicable Laws, is required to include, or incorporate by reference, any of the information contained in, or derived from, any of the WCBU Operating Statements, Asset Reserves Report, WCBU Assets Description or Interim Period WCBU Operating Statements, if applicable.

(ww)	“Contract Offers” has the meaning provided in Clause 16.1(d).

(xx)

“Contractor Information Letter” means the spreadsheet as at the date of execution of this Agreement, contained in the folder entitled “Contractor Info Letter 0317” indexed at item 1.8.19 in the Data Room Information, as the same may be revised in accordance with Clause 16.1(a), setting forth information regarding Contractor’s names, job titles and other relevant and material contract terms and conditions currently provided by the Vendors to each Contractor.

(yy)

“Contractors” means the contractors identified by Vendors in the Contractor Information Letter who are available for hire by the Purchaser who provide consulting or contract services to a Vendor and whose contracting duties relate to the physical or administrative operation of the WCBU Assets.

(zz)	“Contractor Services Principles” means the principles set forth in Schedule 1.1(zz).

(aaa)

“Conveyance Documents” means all conveyances, assignments, transfers (including transfers of land and electronic transfers), novations, notices of assignment, trust agreements and declarations, subleases, directions to pay and other documents and instruments including AC2 Forms and RMF2’s that are reasonably required in accordance with normal oil and gas industry practice, to convey, assign and transfer title to the Partnership Interest, and the WCBU Assets held in the name of the Vendors or their Affiliates or any predecessors in interest, to the Purchaser and to novate the Purchaser into the contracts, licences, permits, approvals and authorizations comprised in the WCBU Miscellaneous Interests in the place and stead of the Vendors or their respective Affiliates insofar as such contracts, licences, permits, approvals and authorizations pertain to the Partnership Interest and the WCBU Assets.

(bbb)	“COP” means ConocoPhillips.

(ccc)

“CTA Approval” means: (i) the Minister of Transport has been notified of the Transaction pursuant to section 53.1 of the Canada Transportation Act and has given notice to the Purchaser that he is of the opinion that the Transaction does not raise issues with respect to the public interest as it relates to national transportation; or (ii) if the Minister of Transport is of the opinion that the Transaction raises issues with respect to the public interest as it relates to national transportation, the Governor-in-Council has approved the Transaction.

(ddd)	“Data Room Information” means collectively,

(i)

all data, information, records, and other materials relating to the WCBU Assets, and the Partnership Interest made available on one or more external hard drives delivered by Vendors to Purchaser or its Representatives on or prior to the date of this Agreement and any and all additional physical data and files made available by Vendors to Purchaser and its Representatives for review prior to the date hereof for which access was documented by “Access to Files Letters” acknowledged by Purchaser and posted to the website administered by Merrill Datasite referred to in paragraph (ii) listing the files reviewed by Purchaser;

(ii)

all data, information, records and other materials, including email correspondence between Purchaser or its Representatives and Vendors or their Representatives, and between Purchaser or its Representatives and Merrill Corporation and all answers and attachments provided in the “Q&A Forum”, uploaded to a website administered by Merrill Datasite not later than 12:00 AM CST on March 27, 2017 and saved onto an external hard drive or USB data stick marked “Copy of VDR for                                       [REDACTED – Identifying Transaction Information] and delivered by Vendors to Purchaser as soon as reasonably practicable thereafter, and for which an index of the items specified in paragraph (i) and this paragraph (ii) is attached hereto as Schedule 1.1(ddd), provided that any minor clarifications to clean up the Identified ROFRs, Material Contracts, and WCBU Land Schedule may be uploaded to such site not later than the Business Day preceding the date hereof.

(eee)	“Debt Bridge Commitment Letter” means the executed debt bridge commitment letter dated March 29, 2017 from the Commitment Parties in favor of the Purchaser.

(fff)

“Debt Bridge Financing” means the financing contemplated by the Debt Commitment Letters, pursuant to which, and in accordance with the terms and subject to the conditions thereof, the Commitment Parties have committed to lend the amounts set forth therein to the Purchaser for the purpose of funding the transactions contemplated by this Agreement; provided that from and after the Equity Financing Closing Date, if the Equity Bridge Commitment Letter has been terminated in accordance with its terms, “Debt Bridge Financing” shall not include the financing contemplated by the Equity Bridge Commitment Letter for all purposes hereof.

(ggg)

“Debt Commitment Letters” means, collectively, (i) the executed asset sale bridge commitment letter dated March 29, 2017 from the Commitment Parties in favor of the Purchaser, (ii) the Equity Bridge Commitment Letter and (iii) the Debt Bridge Commitment Letter.

(hhh)	“Default Rate” means the rate of interest, expressed as a per annum rate, equal to the Prime Rate plus two percent (2%).

(iii)	“Deficient Pipeline” means any Operated Pipeline for which a Pipeline Engineering Assessment discloses it is not fit for its current purpose or service.

(jjj)	“Deficient Pipeline Engineering Assessment” has the meaning provided in Clause 11.3(c).

(kkk)	“Defined Benefit Plan” means any Pension Plan that contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act.

(lll)	“Deposit” has the meaning provided in Clause 3.2(a).

(mmm)	“Effective Time” means 12:01 a.m., on January 1, 2017.

(nnn)

“Employee Information Letter” means the three (3) spreadsheets as at the date of execution of this Agreement entitled “Employee Info Letter Functions 0324 Data”, “Employee Info Letter WCBU LandExplorationDevelopment 0324” and “Employee Info Letter WCBU Prod Ops 0324 Data” contained in the “HR” folder indexed at items 1.8.24, 1.8.25, and 1.8.26 in the Data Room Information, as the same may be revised in accordance with Clause 16.1(a), setting forth information regarding Employees’ job titles, salaries, bonuses, role to which the Employee reports, the Severance Costs determined in accordance with the Vendor’s Standard Calculation Worksheet, and all other relevant and material information relating to the terms and conditions of employment of the Employees, including details of participation in Employee Plans currently provided by the Vendors to the Employees.

(ooo)	“Employee Offers” has the meaning provided in Clause 16.1(c).

(ppp)

“Employee Plans” means all compensation, bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, phantom option, and any other equity-based compensation (whether payable in cash, securities, or otherwise) severance or termination pay, holiday pay, vacation pay, hospitalization or other medical, health and welfare benefits, life or other insurance, dental, eye care, sick pay, disability, salary continuation, supplemental unemployment benefits, profit-sharing, mortgage assistance, employee loan, employee discount, employee assistance, counselling, accidental death and dismemberment pension, retirement or early or supplemental retirement benefit plans, arrangements or agreements, including defined benefit or defined contribution pension plans and group registered retirement savings plans, and all other employee compensation or benefit plans, arrangements or agreements, whether oral or written, formal or informal, funded or unfunded, including all policies with respect to holidays, sick leave, short-term, long-term disability, vacations, flex days, expense reimbursements and automobile allowances and rights to company-provided automobiles, that are administered, sponsored or maintained or contributed to or required to be contributed to, by any Vendor for the benefit of any of the Employees or former employees or their dependants or beneficiaries, insured or self-insured, registered or unregistered, and whether or not subject to any Applicable Law, except that the term “Employee Plan” does not include any statutory plan with which any Vendor is required to comply, including the Canada Pension Plan, Quebec Pension Plan or any plan administered under applicable provincial health tax, workers’ compensation, workers’ safety and insurance and employment insurance legislation.

(qqq)	“Employees” means the employees identified by Vendors in the Employee Information Letter and . [REDACTED – Employee Transfer Information]

(rrr)

“Encumbrance” means all liens, charges, security interests, royalties, pledges, options, net profit interests, rights of pre-emption, mortgages, adverse claims and other encumbrances on ownership rights of any kind or character or agreements to create the same.

(sss)

“Environment” means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, lake, river or other surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include such components.

(ttt)	“Environmental Defect” means any WCBU Environmental Liabilities in respect of any of the WCBU Assets, provided that:

(i) WCBU Environmental Liabilities disclosed in the Data Room Information, this Agreement, or in a Schedule;

(ii)

Abandonment and Reclamation Obligations in respect of the WCBU Assets other than Abandonment and Reclamation Obligations that are required by applicable laws as of the date hereof or the terms of a WCBU Title and Operating Document, to be undertaken or satisfied prior to the end of the useful life of the relevant WCBU Asset but which have not been undertaken as of the date hereof; and

(iii) any single WCBU Environmental Liability in respect of the WCBU Assets with a value of less than US Dollars (USD $ ); [REDACTED - Indemnity Threshold Amount]

shall not be an Environmental Defect for the purposes of Clause 8.5.

(uuu)	“Environmental Defect Value” has the meaning provided in Clause 8.5(a).

(vvv)	“Environmental Law” means all Applicable Laws respecting the protection of, or the control, remediation or reclamation of or the contamination or pollution of the Environment.

(www)	“Environmental Matters” means any activity, event or circumstance in respect of or relating to the past, present or future assets, activities or operations regarding:

(i)

the presence, storage, use, holding, collection, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling, transportation or Release of Hazardous Substances including any corrosion to or deterioration of any structures or other property;

(ii)

the sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operation or the failure to restore, cleanup or reclaim the Environment or to monitor the restoration, cleanup or reclamation of the Environment;

(iii)

damage, pollution, contamination, protection, reclamation, remediation or restoration or other adverse situations pertaining to the Environment, howsoever and by whomsoever caused and regardless of whether such damage, pollution, contamination, protection, reclamation, remediation, restoration or other adverse situations occur or arise in whole or in part prior to, at, or subsequent to the date of this Agreement; and

	(iv)	the protection, reclamation, remediation or restoration of the Environment;

in each case, relating to or arising in connection with the past, present or future ownership or operation of surface or subsurface mineral rights, activities or omissions conducted or omitted to be conducted in respect of or in connection therewith including obligations to compensate Third Parties for Losses and Liabilities, including those Losses and Liabilities that arise from operations that affect lands other than the surface or subsurface mineral rights on which such operations were conducted.

(xxx)	“Equity Bridge Commitment Letter” means the executed equity bridge commitment letter dated March 29, 2017 from the Commitment Parties in favour of the Purchaser.

(yyy)	“Equity Financing” means the proposed public offering by the Purchaser of common shares expected to be announced on the date hereof.

(zzz)

“Equity Financing Closing Date” means the date upon which the net proceeds from the Equity Financing have been paid by the Underwriters to the Purchaser in accordance with the terms of the underwriting agreement to be entered into between the Purchaser and the Underwriters relating to the Equity Financing or, if the Equity Financing is not completed for any reason, the closing date of any subsequent offering of equity securities carried out by the Purchaser as an alternative to the Equity Financing.

(aaaa)	“ESTMA” means the Extractive Sector Transparency Measures Act (Canada) R.S.C. 2014, c. 39, s.376, as amended and any regulations made thereunder.

(bbbb)	“Excise Tax Act” means the Excise Tax Act, R.S.C. 1985, c. E-13.

(cccc)	“Excluded Assets” means:

	(i)	the entire right, title, estate and interest of the Vendors of whatsoever nature or kind, whether absolute or contingent, legal or beneficial, in and to:

(A)

all rights to drill for, extract, remove and produce, save and market or share in the production or proceeds of sale of production of Petroleum Substances from lands owned, .leased, pooled or unitized by the Vendors outside of the Whitemap Area;

(B)

all Tangible Property that is currently or was previously used, useful or intended for use in producing Petroleum Substances from lands owned, leased, pooled or unitized by the Vendors outside of the Whitemap Area, or that is currently or was previously used, useful or intended for use in processing, transportation, measurement, making marketable, or injection or disposal of Petroleum Substances from lands owned, leased, pooled, or unitized by the Vendors outside of the Whitemap Area;

	(C)	all property, assets and rights of the Vendors other than described in this paragraph (i) to the extent relating to rights outside the Whitemap Area and to which the Vendors are entitled at the Effective Time, including all contracts, agreements, books, records, files, maps and documents to the extent that they relate to such rights, including all leases, reservations, permits, licences or other documents of title by virtue of which the Vendors are entitled to drill for, win, own or remove Petroleum Substances from lands owned, leased, pooled or unitized by the Vendors outside the Whitemap Area, including all renewals and extensions thereof and documents issued in substitution therefor, all rights to enter upon, use, occupy and enjoy the surface of lands owned, leased, pooled or unitized by the Vendors outside of the Whitemap Area, and any lands upon which wells or tangible depreciable property owned outside of the Whitemap Area are located and any lands used to gain access thereto, all field offices, camps and camp sites, sump and sump systems, garbage pits, and dumps, flare pits, and all roads and any bridges between any of them or between them and the lands or wells, owned, leased, pooled or unitized by the Vendors outside the Whitemap Area;

(D)

all proprietary Geophysical Data owned or licenced to any of the Vendors or jointly to the Vendors and their respective partners in respect of lands outside the Whitemap Area, and all interpretations, geological and geophysical data, evaluations, forecasts, analyses, calculations, and similar items relating to lands or interests outside the Whitemap Area;

(E)

all technology, know-how, procedures, combinations of steps and processes and apparatus designs and templates, data, reports, studies, specifications, and drawings in respect of research, geological, reservoir, injection, production, monitoring, product, product treating, equipment maintenance, computer software, computer networks controlled computer programs and related software or other technology systems, including the source codes thereof, documents and inventions, in each case, owned by, licenced to, or held by, the Vendors to the extent related to any area outside of the Whitemap Area;

(F)

all production, engineering and other information, licences, permits, approvals and authorizations granted or issued by any Governmental Authorities and relating to the construction, installation, ownership, use or operation of any of the tangible assets provided in this definition;

	(G)	physical assets and property of whatsoever nature or kind located outside the Whitemap Area that are not expressly scheduled on the WCBU Major Facilities and Pipelines; and

(H)

all producing, shut-in, water source, observation, disposal, injection, abandoned, reclaimed, reclamation exempt, suspended, capped or other wells located outside the Whitemap Area or, if within the Whitemap Area, is exclusively used for operations outside the Whitemap Area, and other than to the extent included in the WCBU Major Facilities and Pipelines;

(ii)	Excluded Fee Simple Lands;

(iii)	Excluded Midstream Arrangements;

(iv)	Excluded Tangibles;

(v)	any and all Exercised Assets;

(vi)	Petroleum Substances at or beyond the first point of measurement at the Effective Time, including Petroleum Substances in the course of production or transportation or in tanks or storage;

(vii)

advances and deposits paid to operators, Governmental Authorities or other Persons at any time to secure obligations or as prepayment of costs or expenses in respect of the assets and properties described in paragraphs (i) to (v) above and advances and deposits that may not be legally transferred;

(viii)

rights to make Claims against Persons in respect of acts, omissions or events that relate to or are in respect of the assets and properties described in paragraphs (i) to (vii) above or in respect of Excluded Liabilities;

(ix)

all interpretations, evaluations, valuations, forecasts, analyses, business analyses, and similar items relating to the WCBU Assets, the FCCL Partnership Assets, the Whitemap Area, the Exercised Assets, or other assets, properties and rights described in paragraphs (i) to (viii) above to the extent prepared for the purposes of the Transaction or in respect of lands outside the Whitemap Area, including any valuations or reserve forecasts with respect to any of them prepared or acquired by the Vendors or their Affiliates or a Third Party for purposes of the Transaction;

(x)

legal and title opinions prepared by, for, or on behalf of, any Vendor in respect of the assets and properties described in paragraphs (i) to (viii) above, except to the extent included in the land files delivered as part of the WCBU Title and Operating Documents and legal opinions pertaining to the Assumed Claims or freedom to operate the WCBU Assets;

(xi)

documents prepared by or on behalf of any Vendor in contemplation of litigation and any other documents within the possession of any Vendor which is subject to solicitor-client privilege under the laws of the Province of Alberta or any other jurisdiction, other than in respect of the Assumed Claims;

(xii)

policies, manuals and other proprietary, confidential business and technical information, interpretations, evaluations, forecasts, analysis, calculations and similar items to the extent not related to the WCBU Assets and used elsewhere;

(xiii)

Tax and financial records of the Vendors, including Tax returns, related working papers, books, records and correspondence or other documentation, whether in electronic or other form, relevant to compliance with Applicable Laws in respect of Taxes, assessments or re-assessments of Taxes payable by any of the Vendors, in each case whether related to the lands outside the Whitemap Area, the Partnership Interest or the WCBU Assets, other than tax records that pertain specifically to property taxes, emissions or asset level based taxes payable in respect of any of the WCBU Assets;

(xiv) all balances owing from or due to the Vendors’ Affiliates; and

(xv)

contracts, agreements, books, records, files, maps, documents, and information; (A) to the extent not related to the WCBU Assets or FCCL Partnership Assets; or (B) subject to restrictions on their deliverability or confidentiality restrictions, in each case owed to a Third Party, until such time as a waiver or consent is provided in respect of such restriction as provided herein (which, for certainty the Vendors shall use commercially reasonable efforts to seek Third Party approval to the delivery or disclosure to Purchaser to the extent that they comprise WCBU Miscellaneous Interests);

but in no event shall the “Excluded Assets” include the Partnership Interest, any FCCL Partnership Assets, or the Proprietary Seismic Data.

(dddd)	“Excluded Fee Simple Lands” means those lands held by the Vendors in fee simple which relate exclusively to the Vendors’ previous downstream activities.

(eeee)	“Excluded Liabilities” means all liabilities and obligations in respect of the Excluded Assets.

(ffff)

“Excluded Midstream Arrangements” means contracts for the processing, compression, treatment, gathering, storage, handling, transportation or sale of Petroleum Substances from lands outside the Whitemap Area, and all commercial commodity trading, customer and optimization activities including commodity trades, options, swaps, floors, caps, collars, forward sales, forward purchases or similar hedges or leveraging transactions undertaken by Vendors within and outside the Whitemap Area by their commercial trading group.

(gggg)	“Excluded Tangibles” means:

(i)

Tangible Property located on lands outside the Whitemap Area, Tangible Property located on lands within the Whitemap Area that is used or intended for use in connection with Vendors’ interests outside the Whitemap Area, and Tangible Property that was removed from within the Whitemap Area by the Vendors prior to Closing on notice to the Purchasers in respect of inventory not charged to a joint account for WCBU Lands, but not otherwise moved in anticipation of the Transaction,other than:

		(A)	the WCBU Major Facilities and Pipelines and related Tangible Property; and

(B)

Tangible Property currently used in connection with the extraction, processing, compression, treatment, gathering, storage, handling, transportation or sale of Petroleum Substances produced from the WCBU Lands; and

	(ii)	past and current retail gas stations, refineries, and asphalt plants;

(iii)

other than WCBU Major Facilities and Pipelines, those crude oil, natural gas and natural gas liquids pipelines, straddle plants and storage facilities and other related Tangible Property located downstream of either: (A) where natural gas first enters a meter station or pipeline facilities of a sole shipper, common carrier or other carrier; or (B) a battery or other location at which marketable crude oil is first obtained.

(hhhh)	“Exercised Assets” has the meaning provided in Clause 9.1(c).

(iiii)

“FCCL Guarantees” means: (a) the Guarantee Agreement dated as of January 2, 2007 given by COPCO originally in favour of                                         and                                          and subsequently superseded and replaced by the Guarantee Agreement dated as of November 30, 2009 given by COPCO in favour of Cenovus FCCL Ltd.; and (b) the Guarantee Agreement dated as of January 2, 2007 originally given by                              in favour of CPCRC and subsequently superseded and replaced by the Guarantee Agreement dated as of November 30, 2009 given by Purchaser in favour of CPCRC. [REDACTED – Relates to historical ownership of units in FCCL Partnership.]

(jjjj)	“FCCL Management Committee and Subcommittees” means the management committee and subcommittees established under the FCCL Partnership Agreement.

(kkkk)	“FCCL Partnership” means the FCCL Partnership, a general partnership organized and existing under the laws of Alberta.

(llll)	“FCCL Partnership Agreement” means the Further Amended and Restated FCCL Partnership Agreement dated October 27, 2011 among CPCRC and Cenovus FCCL Ltd.

(mmmm)

“FCCL Partnership Assets” means the rights owned by FCCL Partnership, including the entire right, title, estate and interest of FCCL Partnership (whether absolute or contingent, legal or beneficial) in and to:

(i)

the rights to drill for, extract, remove and produce, save and market Petroleum Substances from lands owned, leased, pooled or unitized by FCCL Partnership; rights to a share of the production of Petroleum Substances from lands owned, leased, pooled or unitized by FCCL Partnership; rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from lands owned, leased, pooled or unitized by FCCL Partnership (the “FCCL Partnership Lands”);

	(ii)	all Tangible Property of the FCCL Partnership (the “FCCL Partnership Tangibles”);

(iii)

all property, assets, and rights of the FCCL Partnership other than the rights described in the immediately preceding paragraphs (i) and (ii), to the extent relating to such rights and to which the FCCL Partnership is entitled at the Effective Time, including all contracts, agreements, books,records, files, maps and documents to the extent that they relate to the rights provided in the preceding paragraphs (i) and (ii) or any rights in relation thereto; all leases, reservations, permits,licences or other documents of title by virtue of which FCCL Partnership is entitled to drill for, win, own or remove Petroleum Substances from lands owned, leased, pooled or unitized by FCCL Partnership, including all renewals and extensions thereof and documents issued in substitution therefor; all rights to enter upon, use, occupy and enjoy the surface of lands owned, leased, pooled or unitized by FCCL Partnership and any lands upon which wells or tangible depreciable property owned by FCCL Partnership are located and any lands used to gain access thereto, in each case, for purposes related to the use or ownership of the rights provided in the preceding paragraphs (i) and (ii); all camps and camp sites, sump and sump systems, garbage pits, and dumps, storage yards, warehouses and sites, flare pits, and all roads and any bridges between any of them or between them and the lands or wells owned, leased, pooled or unitized by FCCL Partnership;

	(iv)	all proprietary seismic data owned by or licenced to FCCL Partnership, its managing partner, the Purchaser or an Affiliate thereof;

(v)

all technology, know-how, procedures, combinations of steps and processes and apparatus designs and templates, data, reports, studies, specifications, drawings in respect of research, geological, reservoir, injection, production, monitoring, product, product treating, equipment maintenance, controlled computer programs, and related software including the source codes thereof, documents, evaluations, analyses, interpretations and calculations, or inventions, in each case owned by or licenced to FCCL Partnership, its managing partner, the Purchaser or an Affiliate thereof for and on behalf of FCCL Partnership; and

(vi)

all production, engineering and other information relating to the rights provided in the preceding paragraphs (i) and (ii) which FCCL Partnership has in its custody or to which it has access, including raw and processed data, archival samples and well logs and interpretations of any such information;

(vii)

all licences, permits, approvals, and authorizations granted or issued by any Governmental Authorities and relating to the construction, installation, ownership, use or operation of any assets provided in the preceding paragraphs (i) and (ii); and

(viii)

all abandoned, reclaimed, reclamation exempt, suspended, capped or other wells located on the FCCL Partnership Lands or otherwise currently or previously used, useful, intended for use in connection with the FCCL Partnership Lands, or owned by or licenced to FCCL Partnership, its managing partner, the Purchaser or an Affiliate thereof, on behalf of the FCCL Partnership, including the wellbores and down-hole casings (the “FCCL Partnership Wells”).

(nnnn)

“FCCL Partnership Environmental Liabilities” means all past, present and future Losses and Liabilities, Claims and other duties and obligations of whatsoever nature or kind, whether arising under contract, Applicable Law or otherwise, in respect of, arising from, relating to or associated with:

	(i)	all past, present and future obligations and liabilities to:

(A)

abandon or re-abandon wells that are or were located within the FCCL Partnership Lands and close, decommission, dismantle and remove all structures, foundations, buildings, pipelines, equipment, tanks and other facilities or tangibles that are or were located within the FCCL Partnership Lands or used or held for use or previously used or held for use in respect of Petroleum Substances produced from lands within the FCCL Partnership Lands, and

(B)

restore, remediate and reclaim any surface and subsurface locations of the lands on which wells, structures, foundations, buildings, pipelines, equipment, tanks and other facilities or tangibles described in Clause 1.1(nnnn)(i)(A) are or were located and all lands used to gain access to any of them, including such obligations relating to wells, pipelines and other facilities or tangibles which were abandoned or decommissioned prior to the Effective Time that are or were located within or upon the FCCL Partnership Lands;

in each case, in accordance with good oil and gas industry practices in the province in which such lands, wells, and tangible equipment are located, and in compliance with Applicable Laws and governing FCCL Partnership Agreement, excluding all obligations and liabilities that are Excluded Liabilities or are related to the Excluded Assets;

(ii) Environmental Matters in respect of the FCCL Partnership Assets;

(iii) Liabilities to compensate Third Parties for Losses suffered in respect of any of the foregoing; and

(iv) compliance with or the consequences of any non-compliance with, or violation or breach of, any Environmental Law applicable to or otherwise involving the FCCL Partnership Assets.

(oooo)	“FCCL Partnership Lands” has the meaning provided in Clause 1.1(mmmm)(i)

(pppp)	“FCCL Partnership Tangibles” has the meaning provided in Clause 1.1(mmmm)(ii).

(qqqq)	“FCCL Partnership Wells” has the meaning provided in Clause 1.1(mmmm)(viii).

(rrrr)	“FCCL Transaction Agreements” has the meaning ascribed to “Transaction Agreements” as set forth in the FCCL Partnership Agreement.

(ssss)

“Fee Simple Lands” means those WCBU Lands where mineral rights are owned in fee simple by one or more of the Vendors or their Affiliates as set forth and described in the WCBU Land Schedule or located with the Whitemap Area and not Excluded Fee Simple Lands.

(tttt)	“Final Statement of Accounting and Adjustment” or “FSOA” has the meaning provided in Clause 4.2(b).

(uuuu)	“Financing” means, collectively, the Debt Bridge Financing and the Equity Financing.

(vvvv)

“Financing Sources Related Parties” means the Underwriters, the Commitment Parties and any lender or prospective lender, underwriter, lead arranger, arranger, book runner, initial purchaser, placement agent, agent or representative of or to the Purchaser, and their respective Affiliates, and their respective officers, directors, employees, agents, successors and assigns.

(wwww)

“Follow-on Financing” means any public or private offering of securities of the Purchaser or any Subsidiary thereof (including any public secondary offering of securities of the Purchaser by any of the Vendors or an Affiliate thereof pursuant to the Registration Rights Agreement) for which any of the WCBU Operating Statements, Asset Reserves Report, WCBU Assets Description, Interim Period WCBU Operating Statements, if applicable, or information contained therein or derived therefrom, is required under Applicable Canadian Securities Laws or Applicable US Securities Laws, or otherwise by the Purchaser to be included or incorporated by reference, in any Offering Document in respect of such financing.

(xxxx)

“GAAP” means generally-accepted accounting principles in Canada in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

(yyyy)	“General Conveyance” means the general conveyance in the form attached hereto as Schedule 1.1(yyyy).

(zzzz)

“Geophysical Data” means any seismograms, digital field tapes, stack tapes, copies of processed record sections, operator’s reports, surveyor’s notes, shot point location maps, studies and any other similar seismic material associated with any of the 2-D seismic lines and/or 3-D seismic surveys, vertical seismic profiles and microseismic data analysis, including any interpretations and derivatives thereof.

(aaaaa)	“GLJ” means GLJ Petroleum Consultants Ltd.

(bbbbb)

“Governmental Authority” means any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency, sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over a Party, the WCBU Assets, the FCCL Partnership, the FCCL Partnership Assets, Operations or the Transaction.

(ccccc)	“Gross Negligence” means:

(i) a marked and flagrant departure from the standard of conduct of a reasonable person acting in the circumstances at the time of the alleged misconduct; or

(ii) such wanton and reckless conduct or omissions as constitutes in effect an utter disregard for harmful, foreseeable and avoidable consequences; or

(iii) a breach of a material provision of this Agreement that results from a deliberate action or deliberate failure to act intended to violate the terms of this Agreement.

(ddddd)	“GST” means the goods and services and harmonized sales tax imposed under the Excise Tax Act.

(eeeee)	“GST/PST” means the GST and any taxes imposed under any applicable provincial sales tax legislation that imposes a tax on the recipient of goods and/or services.

(fffff)

“Hazardous Substances” means hazardous or toxic substances, hazardous wastes, radioactive substances, asbestos, dangerous goods and Petroleum Substances, including any and all substances, materials and wastes regulated under Environmental Law.

(ggggg)	“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(hhhhh)

“HSR Approval” means that all applicable waiting periods under the HSR Act have expired or been terminated including any extension thereof (including any time periods established to extend any notice period, closing date, or otherwise to link the timing of any aspect of the transaction to review by a Governmental Authority, such as a timing agreement).

(iiiii)	“Identified ROFRs” means the ROFRs set forth and described in the folder entitled “Identified ROFRs” indexed as item 1.10.1 in the Data Room Information.

(jjjjj)	“Income Tax” means taxes payable pursuant to the Income Tax Act and similar legislation of the provinces of Canada.

(kkkkk)	“Income Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supplement) and the Income Tax Application Rules R.S.C. 1985 c. 2 (5th Supplement).

(lllll)	“Indemnified Party” has the meaning provided in Clause 12.4.

(mmmmm)	“Indemnifying Party” has the meaning provided in Clause 12.4.

(nnnnn)	“Information Request” has the meaning provided in Clause 14.6(a).

(ooooo)	“Interim Period” means the period commencing on the date of this Agreement and ending on the earlier of Closing or termination of this Agreement in accordance with its terms.

(ppppp)	“Interim Period WCBU Operating Statements” has the meaning provided in Clause 6.10(a)(ii).

(qqqqq)	“Interim Statement of Accounting and Adjustment” or “ISOA” has the meaning provided in Clause 4.2(a).

(rrrrr)	“Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supplement).

(sssss)	“Investor Agreement” means the agreement in substantially the form attached as Schedule 1.1(sssss).

(ttttt)

“IT Field Equipment” includes all servers, desktops, network components, firewalls, radios, printers, video cameras, phone systems, security systems, video conferencing, hand helds, tablets, and mobile phones used in respect of current production operations at the WCBU Tangibles, and computer software, computer networks and other technology systems used exclusively with SCADA and other field maintenance management systems or measurement facilities included in the WCBU Tangibles;

(uuuuu)

“Leased Tangibles” means the leased tangibles and assets that are currently used in the Operations as disclosed in the Data Room Information, including the                  and                                      the Edson field office located at 5918 – 3rd Avenue, Edson, Alberta, and the Grande Prairie field office located at 9811 Hoppe Avenue, Grande Cache, Alberta. [REDACTED – Identifies Specific Assets Leased from a Third Party that is not a Party to this Agreement]

(vvvvv)	“Legal Opinion” means the legal opinion, dated the Closing Date, from the Canadian and United States external legal counsel to the Purchaser containing the opinion set forth in Schedule 1.1(vvvvv).

(wwwww)	“Licenced Technology” means:

(i)

all technology, know-how, procedures, combinations of steps and processes and apparatus designs and templates, data, reports, studies, specifications, and drawings in respect of research, geological, reservoir, injection, production, monitoring, product, product treating, equipment maintenance, computer software, computer networks, controlled computer programs, and related software or other technology systems, including the source codes thereof, documents and inventions, in each case, owned by, licenced to, or held by, the Vendors;

(ii) all policies, manuals, and other proprietary, confidential business and technical information, interpretations, evaluations, forecasts, analysis, calculations and similar items;

(iii) all contracts, agreements, books, records, files, maps, documents, and information;

to the extent, in each case, related to the WCBU Assets and used elsewhere, subject to restrictions on their deliverability or confidentiality restrictions, in each case owed to a Third Party, until such time as a waiver or consent is provided in respect of such restriction as provided herein (which for certainty, the Vendors shall use commercially reasonable efforts to seek Third Party approval to such delivery or disclosure to Purchaser to the extent that they relate to the WCBU Assets.)

(xxxxx)	“LLR” means a Licencee Liability Rating established for a licencee by a Governmental Authority.

(yyyyy)	“Losses and Liabilities” means, in respect of a Party and in relation to a matter, any and all:

(i)

losses, costs, damages, expenses and charges (including all penalties, interest, charges, assessments and fines) which such Party suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes costs of legal counsel and other professional advisors on a full indemnity basis and reasonable costs of investigating and defending Claims arising from such matter, regardless of whether such Claims are sustained, and includes taxes payable on any settlement payment or damage award in respect of such matter; and

(ii)

liabilities and obligations (whether under common law, in equity, under Applicable Law or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Party suffers, sustains, pays or incurs, directly or indirectly, as a result of or in connection with such matter;

but excluding Consequential Losses suffered, sustained, paid or incurred by such Party other than any such indirect, incidental, consequential, exemplary, special and punitive losses or damages and loss of profits suffered, sustained, paid or incurred by a Third Party entitled to indemnification from a Party.

(zzzzz)	“Material Adverse Effect” means:

(i)

in respect of a Party, as applicable, any change or effect, event or occurrence in or on the business, operations, assets, capitalization, financial condition, rights or liabilities, whether contractual or otherwise, of such Party which is material and adverse to the business, operations or financial condition of the Party (taken as a whole); and

(ii)

in respect of the FCCL Partnership Assets and the WCBU Assets (taken as a whole), any change or effect, event or occurrence that alone, or in conjunction with any other or others, is materially adverse to the value, ownership or operation of the WCBU Assets and FCCL Partnership Assets (taken as a whole and as owned and operated as of the Effective Time), determined without consideration of any of the following: (A) any change, effect, event or occurrence relating to or affecting the general economic conditions or securities, capital, credit, financial, banking or currency markets (including changes in interest or exchange rates), or any worsening thereof; (B) conditions affecting the oil and gas industry in Canada as a whole not disproportionately affecting the applicable Party or the

WCBU Assets; (C) any change in global, national or regional political conditions, act of war, civil unrest or similar event or any escalation or worsening thereof and not disproportionately affecting the applicable Party; (D) any adoption, proposal, implementation or changes in Applicable Laws or in the interpretation, application or non-application of Applicable Law of any Governmental Authority not disproportionately affecting the applicable Party or the WCBU Assets; and (E) any change, effect or circumstance arising from the actions or matters permitted by this Agreement or consented to or approved in writing by the other Parties, including the public announcement of the Transaction.

(aaaaaa)	“Material Contracts” means those agreements identified in the folder entitled “Material Contracts” indexed as item 1.10.4 in the Data Room Information.

(bbbbbb)

“Material Environmental Defect” means any Environmental Defect in respect of the WCBU Assets identified by the Purchaser and described in a notice provided to the Vendors pursuant to Clause 8.5 where the costs related to the remediation of WCBU Environmental Liability in respect of the WCBU Assets affected thereby, taking into account the net present value of projected future costs of such remediation (using a discount rate of      percent (    %) [REDACTED - Percentage of Discount Rate. Commercially Sensitive Information] as of the Effective Date and assuming the cost is incurred at the time required by good oil and gas industry practice, Applicable Laws or the terms of a WCBU Title and Operating Document), is estimated by the Purchaser, acting reasonably and in good faith, to exceed                  US Dollars (USD $                ). [REDACTED - Indemnity Threshold Amount]

(cccccc)

“Material Title Defect” means any Title Defect in respect of the WCBU Assets identified by the Purchaser and described in a notice provided to the Vendors pursuant to Clause 8.4(a) of the WCBU Assets affected thereby, where the value by which the WCBU Assets affected by such Title Defect has been reduced by such Title Defect, taking into account the likelihood that such Title Defect will manifest itself, and the Purchaser’s reasonable requirements for remedying such Title Defect is estimated by the Purchaser, acting reasonably and in good faith, to exceed                                                               US Dollars (USD $                 ). [REDACTED - Indemnity Threshold Amount]

(dddddd)

“Material Undisclosed Claim” means any Claim in respect of the WCBU Assets identified by the Purchaser after the date hereof and prior to Closing that are not disclosed in the Schedules or in the Data Room Information, where the value by which the WCBU Assets affected by such Claim will have been reduced by such Claim, taking into account the likelihood that such Claim will be successful, and the Purchaser’s bona fide estimate of the Losses and Liabilities arising from such Claim, acting reasonably and in good faith, will exceed                                                               US Dollars (USD $                ). [REDACTED - Indemnity Threshold Amount]

(eeeeee)	“Member DC Account Balance” has the meaning provided in Clause 16.2(b).

(ffffff)	“Money Laundering Laws” has the meaning provided in Clause 10.1(mm).

(gggggg)	“NI 52-107” has the meaning provided in Clause 6.10(a)(ii).

(hhhhhh)	“Non-Accepting Employee” has the meaning provided in Clause 16.3(i).

(iiiiii)	“Non-Compete Agreement” means the agreement in substantially the form attached as Schedule 1.1(iiiiii).

(jjjjjj)	“Non-Transferring Employees” has the meaning provided in Clause 16.3(d).

(kkkkkk)	“NYSE” means the New York Stock Exchange.

(llllll)

“Offering Document” means any prospectus, prospectus supplement, registration statement, offering memorandum or other offering document (including any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) used or intended to be used by the Purchaser or any of its Subsidiaries in connection with any Financing or any Follow-on Financing.

(mmmmmm)	“OGC” means the British Columbia Oil and Gas Commission.

(nnnnnn)	“Operated Pipelines” means any and all pipelines owned (wholly or partially), operated by, and licenced to, any of the Vendors.

(oooooo)	“Operating Pipelines” means any and all Operated Pipelines which are actively operating at the Closing Time.

(pppppp)

“Operations” means any and all operations on or within the Whitemap Area, or on or in respect of the WCBU Assets or relating to Petroleum Substances produced from the WCBU Lands including: (i) drilling, completion, testing, recompleting, deepening, plugging back, side tracking, whipstocking, fracking, stimulating, injecting, equipping, operating and abandoning wells; (ii) construction, installation, repair, expansion, decommissioning, maintenance and operation of oilfield facilities, pipelines and equipment; (iii) producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, measuring, storing, transporting or shipping Petroleum Substances (including processing, treatment and storage of sulphur and transmission, transportation, treatment and disposition of water); (iv) miscible flood and other enhanced recovery schemes; (v) geological, geophysical and seismic activities; and (vi) abandonment, reclamation, remediation and restoration operations but excluding any of the foregoing to the extent related to Excluded Assets.

(qqqqqq)

“Partnered Seismic Data” means all Geophysical Data pertaining to lands within the Whitemap Area, cropped at the boundary of the Whitemap Area where such Geophysical Data extends beyond the boundary of the Whitemap Area, in each case, in which a Vendor or the Vendors or their respective Affiliates in the aggregate have a less than 100% ownership interest, which has been obtained in accordance with Clause 7.3.

(rrrrrr)

“Partnership Interest” means the interest of CPCRC, as such interest is determined under and pursuant to section 8.8 of the FCCL Partnership Agreement, in and to: (A) Partnership Units (as that term is defined in the FCCL Partnership Agreement); (B) the rights, benefits and obligations of a partner of FCCL Partnership, including those derived from the FCCL Partnership Agreement, the FCCL Transaction Agreements; and (C) the rights, entitlements, liabilities and obligations of the FCCL Partnership at any time and from time to time.

(ssssss)

“Partnership Material Adverse Effect” means any change, effect, event or occurrence that alone, or in conjunction with any other or others, is materially adverse to the value, ownership or operation of the FCCL Partnership Assets (taken as a whole and as owned and operated as of the Effective Time), determined, in each case, after taking into consideration any insurance proceeds which are payable or reasonably expected to be payable to the FCCL Partnership (or the partners thereof) in respect of any such change, effect, event or occurrence, but without consideration of any of the following: (A) any change, effect, event or occurrence relating to or affecting the general economic conditions or securities, capital, credit, financial, banking or currency markets (including changes in interest or exchange rates), or any worsening thereof; (B) conditions affecting the oil and gas industry in Canada as a whole and not disproportionately affecting the FCCL Partnership or the FCCL Partnership Assets; (C) any change in global, national or regional political conditions, act of war, civil unrest or similar event or any escalation or worsening thereof and not disproportionately affecting the FCCL Partnership Assets; (D) any adoption, proposal, implementation or changes in Applicable Laws or in the interpretation, application or non-application of Applicable Law of any Governmental Authority not disproportionately affecting the FCCL Partnership or the FCCL Partnership Assets; (E) any change, effect or circumstance arising from the actions or matters permitted by this Agreement or consented to or approved in writing by the other Parties, including the public announcement of the Transaction; and (F) any change, effect, event or occurrence relating to or arising from any negligence or wilful misconduct on the part of the Purchaser or any of its Affiliates in its role as operator of the FCCL Partnership Assets, including insufficiency in insurance proceeds to cover a loss, failure to mitigate such loss after its occurrence, or failure to take all reasonable steps to prevent or mitigate the risk of such change, effect, event or occurrence from arising in the first instance.

(tttttt)

“Partnership Unit Transfer and Partnership Agreement Novation Agreement” means the form of assignment of partnership interest required pursuant to the FCCL Partnership Agreement to effect the assignment of the Partnership Interest from CPCRC to the Purchaser, in substantially the form attached as Schedule 1.1(tttttt).

(uuuuuu)	“Party” means a party to this Agreement, and “Parties” means both of the parties to this Agreement.

(vvvvvv)

“Pension Plan” means any Employee Plan that is a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act or that is registered pursuant to any applicable federal or provincial pension legislation.

(wwwwww)	“Permitted Encumbrances” means, as of a particular time, any of the following:

	(i)	liens for taxes, assessments and governmental charges which are not due or delinquent at the Closing Date or, if due, are being contested in good faith by or on behalf of the Vendors;

(ii)

undetermined or inchoate liens incurred or created in the ordinary course of business or liens created as security in favour of the Person who is conducting the development or operation of the property to which such liens relate for the Vendors’ proportionate share of the costs and expenses of such development or operation which are not due or delinquent at the Closing Date or, if due, are being contested in good faith by or on behalf of the Vendors;

(iii)

mechanics’, builders’, materialmen’s or other similar liens in respect of services rendered or goods supplied for which payment is not at the Closing Date due and payable or, if due, the validity of which are being contested in good faith by or on behalf of the Vendors;

(iv)

easements, rights of way, servitudes, permits, licences and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables;

(v)

the right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any Applicable Law, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)

rights of general application reserved to or vested in any Governmental Authority to levy taxes on Petroleum Substances or any of them or the income or revenue attributable thereto and governmental requirements and limitations of general application as to production rates on the operations of any property and rights reserved to or vested in any Governmental Authority to control, limit or regulate production rates or the operation or use of any property in any manner;

(vii)

liens granted in the ordinary course of business to a public utility or Governmental Authority in connection with operations on or in respect of the WCBU Lands or the FCCL Partnership Assets, or interests therein or lands pooled or unitized therewith;

(viii)

statutory exceptions to title and the express or implied reservations, limitations, provisos and conditions in any original grants from the Crown of any of the WCBU Lands or the FCCL Partnership Assets or interests therein;

(ix)

all gross overriding royalties held by             applicable to the Fee Simple Lands identified as a         % GOR in the WCBU Land Schedule; [REDACTED - Relates to a Third Party that is not a Party to this Agreement. Commercially Sensitive Information.]

	(x)	trust obligations incurred in the ordinary course of business;

(xi)

all Encumbrances, obligations, duties, terms and conditions identified or set forth in a Schedule or specifically consented to or approved in writing by the Purchaser prior to the date of this Agreement or deemed approved or accepted by the Purchaser in accordance with any provision of this Agreement;

	(xii)	all ROFRs;

(xiii)

any Security Interest held by any Third Party over the Vendor’s interest in the WCBU Assets or the Partnership Interest and in respect of which the Vendor delivers to the Purchaser in accordance with Clause 8.7, a release and discharge or no-interest letter in a form satisfactory to the Purchaser, acting reasonably;

(xiv)

contracts for the purchase, processing, transportation or storage of Petroleum Substances or for the contract operation of any of the WCBU Assets that are terminable without penalty on sixty–two (62) days’ notice or less;

	(xv)	the terms and conditions of the WCBU Title and Operating Documents subject to the proviso below; and

	(xvi)	any other circumstance, matter or thing disclosed in this Agreement or in any Schedule hereto;

provided that any of the foregoing which are being contested in good faith by or on behalf of the Vendors as at the date hereof are adjusted for in accordance with Clause 4.1(b)(ii), and provided that the following items must be identified in the WCBU Land Schedule or the Data Room Information to qualify as a Permitted Encumbrance: (A) any overriding royalty, net profits interest or other Encumbrance applicable to the WCBU Petroleum and Natural Gas Rights for which the Purchaser will assume the obligation for payment; (B) any existing potential alteration of the Vendors’ interest in the WCBU Assets because of a payout conversion or farmin, farmout or other such agreement which is identified in the Schedule by reference to the agreement number; (C) any penalty or forfeiture that applies to the WCBU Assets at the Effective Time because of the Vendors’ election not to participate in a particular operation; and (D) any Security Interest which would not be a Permitted Encumbrance under the proceeding paragraphs of this definition.

(xxxxxx)

“Person” means any individual (or group of individuals), corporation, limited or unlimited liability company, joint venture, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other legal entity.

(yyyyyy)

“Personal Information” means information about an identifiable individual which has been disclosed by the Vendors or by any of the Vendors’ Representatives to the Purchaser or to any of the Purchaser’s Representatives in connection with the Transaction, but does not include the name, title, business address or telephone number of an employee of an organization when used to contact such individual in their capacity as a representative of an organization.

(zzzzzz)

“Petroleum Substances” means any and all of crude Bitumen, oil sands, crude oil and products derived therefrom, synthetic crude oil, heavy oil, coalbed methane, petroleum, natural gas, natural gas liquids and all related hydrocarbons and other substances, whether solid, liquid, or gaseous and whether hydrocarbons or not (excepting coal but including sulphur, coalbed methane and hydrogen sulphide) produced in association with such petroleum, natural gas, natural gas liquids or related hydrocarbons, including all produced water and salt water.

(aaaaaaa)

“Pipeline Engineering Assessment” means, in the case of an Operated Pipeline located in Alberta and licenced by the AER, an engineering assessment prepared by a Vendor or Transferring Employee in accordance with good engineering practice and the Pipeline Rules for the purpose of assessing whether such Operated Pipeline is fit for its current purpose and service, in substantially the form attached in the folder entitled “Pipeline Assessment Template” indexed as item 1.10.5 in the Data Room Information.

(bbbbbbb)

“Pipeline Records” means, to the extent they relate to Operated Pipelines comprising part of the WCBU Assets located in Alberta in respect of which a Vendor is the permit holder and will be transferring such permit to Purchaser in conjunction with, or after Closing, those available files, records, reports, assessments and documents in possession of the Vendors.

(ccccccc)

“Pipeline Rules” means collectively, AER Bulletin 2015-34 Confirmation of the Transfer of Pipelines to Be Added to the Licence Transfer Application, Pipeline Rules (Alberta) and the CSA Z662, Oil and Gas Pipeline Systems (Alberta).

(ddddddd)	“Place of Closing” means the offices of the Vendors at 401-9th Avenue SW, Calgary, Alberta, or such other location in Canada agreed to in writing by the Parties.

(eeeeeee)

“Prime Rate” means the rate of interest (expressed as a rate per annum) used by the main branch Royal Bank of Canada in Calgary, Alberta from time to time as the reference rate used in determining the rates of interest payable on Canadian dollar commercial demand loans made by such bank in Canada and which is announced by such bank, from time to time, as its “prime rate”.

(fffffff)

“Product Sales, Marketing and Transportation Contracts” means the contracts for the processing, compression, treatment, gathering, handling, storage, transportation or sale of Petroleum Substances produced from the WCBU Lands, excluding Excluded Midstream Arrangements.

(ggggggg)	“Proposal” has the meaning provided in Clause 6.5(a).

(hhhhhhh)

“Proprietary Seismic Data” means the Geophysical Data (including in raw data form and merged data sets) which is wholly owned by the Vendors or their Affiliates, or the Vendors and their Affiliates in the aggregate, to the extent such information and data was acquired or obtained in respect of lands within the Whitemap Area, provided that where any of such Geophysical Data contains data pertaining to lands within the Whitemap Area, the entirety of such data set (uncropped) shall be considered Proprietary Seismic Data notwithstanding that it may include data pertaining to lands that cross over the boundary of the Whitemap Area.

(iiiiiii)	“Public Record” means all information filed by or on behalf of the Purchaser on www.sedar.com after December 31, 2015 in compliance, or intended compliance, with Applicable Canadian Securities Laws.

(jjjjjjj)	“Purchase Price” means the total consideration payable by Purchaser to the Vendors, resulting from the calculation set forth in Clause 3.1.

(kkkkkkk)	“Purchaser Entity” has the meaning provided in Clause 12.1(a)(i).

(lllllll)

“Purchaser Financial Statements” means the audited consolidated financial statements of the Purchaser as at and for the year ended December 31, 2016 and the related auditors’ report on such statement, together with the notes to such statement.

(mmmmmmm)

“Purchaser Material Adverse Effect” means any change or effect, event or occurrence in or on the business, operations, assets, capitalization, financial condition, rights or liabilities, whether contractual or otherwise, of the Purchaser which is material and adverse to the business, operation or financial condition of the Purchaser (taken as a whole).

(nnnnnnn)	“Purchaser’s DC Plan” has the meaning provided in Clause 16.2(a).

(ooooooo)	“Registration Rights Agreement” means the agreement in substantially the form attached as Schedule 1.1(ooooooo).

(ppppppp)

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Substance into or through the Environment or into or out of any lands, including the movement of a Hazardous Substance through or in any part of the Environment.

(qqqqqqq)

“Representatives” means, collectively, with respect to any Party, its Affiliates, and the respective directors, officers, servants, agents, advisors, employees, consultants and representatives of that Party and its Affiliates.

(rrrrrrr)	“Requesting Party” has the meaning provided in Clause 14.1.

(sssssss)	“Required Approvals” means collectively:

(i) the Competition Act Approval;

(ii) the CTA Approval;

(iii) the HSR Approval; and

(iv) conditional approval from the TSX and NYSE to the listing of the Share Consideration.

(ttttttt)	“RMF2” means the Alberta Energy Reassignment of Volume Setup/Change Form, including all attachments required to be annexed thereto.

(uuuuuuu)

“ROFR” means a right of first refusal, pre-emptive right of purchase or similar right whereby any Third Party has the right to acquire or purchase any of the WCBU Assets as a consequence of the Parties entering into this Agreement or the Transaction.

(vvvvvvv)	“ROFR Action” has the meaning provided in Clause 9.1(f)(ii).

(wwwwwww)	“ROFR Holder” has the meaning provided in Clause 9.1(c).

(xxxxxxx)	“Sanctions” has the meaning provided in Clause 10.1(jj).

(yyyyyyy)

“Security Interests” means security interests in the WCBU Assets expressly granted by or through the Vendors or a predecessor in interest under a mortgage, charge, pledge, lien, hypothec, deed of trust, Bank Act (Canada) assignment, debenture, assignment by way of security, title retention arrangement, general security agreement or a land charge under personal property security legislation but does not include a right of set-off or a set-off.

(zzzzzzz)	“Seismic Data” means all Geophysical Data pertaining to the WCBU Assets, including Proprietary Seismic Data, Partnered Seismic Data and Brokered Seismic Data.

(aaaaaaaa)

“Seismic Licence” means a non-exclusive, royalty free, licence to be granted by the Purchaser to the Vendors to use the Proprietary Seismic Data in substantially the form contained in the folder entitled “Seismic Licence” indexed at item 1.10.10.1 in the Data Room Information.

(bbbbbbbb)

“Severance Costs” means termination pay, severance pay and/or pay in lieu of notice arising from the termination of the employment of any of the Non-Transferring Employees calculated in accordance with the Standard Calculation Worksheet.

(cccccccc)

“Share Consideration” means Two Hundred and Eight Million (208,000,000) voting common shares in the share capital of the Purchaser to be issued at Closing to CPCRC or to the Affiliate Nominee as payment for the equity component of the Purchase Price.

(dddddddd)

“Standard Calculation Worksheet” means Vendors’ standard severance calculation methodology as presented in the Vendors’ standard severance calculation worksheet contained in the folder entitled “Severance Calculations” indexed at item 1.8.28 in the Data Room Information.

(eeeeeeee)	“Subsidiary” has the meaning provided for in the Securities Act (Alberta).

(ffffffff)	“Superintendent” has the meaning provided in Clause 16.2(b).

(gggggggg)	“Take or Pay Obligations” means obligations arising in connection with:

(i)

Product Sales, Marketing and Transportation Contracts or other contracts for the sale of Petroleum Substances, where payments are required to be made in lieu of or in consequence of the sellers or buyers under such contracts not making or taking delivery of Petroleum Substances, or in consideration of future deliveries of Petroleum Substances; or

(ii)

contracts for the handling, transportation, processing or storage of Petroleum Substances where payments are required to be made under such contracts not making or taking delivery of Petroleum Substances, or in consideration of future deliveries of Petroleum Substances;

and which obligations include obligations to deliver Petroleum Substances after the Closing Date or to make such payments after the Closing Date.

(hhhhhhhh)

“Tangible Property” means tangible depreciable property, apparatus, equipment, machinery, fixtures, systems, pipelines, plants, batteries, and facilities that are currently or were previously used, useful or intended for use in producing Petroleum Substances, or used, useful or intended for use in processing, transportation, measurement, making marketable, or injection or disposal of Petroleum Substances or in connection with water or steam injection, water disposal or removal operations including tubing, casing, wellheads, pipelines, flowlines, pipeline connections, gathering systems, batteries, compressors, treaters, pumps, tanks, boilers, plants, buildings, control rooms, inventory, warehouse or storage yards (including inventory of whatsoever nature or kind stored therein or thereon), extraction facilities, meters, generators, communications (including SCADA) and power lines.

(iiiiiiii)

“Tax” or “Taxes” means all taxes whether Canadian federal, provincial, territorial, local, municipal or foreign (including income, gross receipts, licence, fees, payroll, employment, excise, severance, premium, windfall profits, customs duties, capital, capital stock, capital gain, value added, franchise, business, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, occupation, goods and services, stamp, transfer, registration, alternative or minimum tax, municipal tax, employment insurance contributions and Canada Pension Plan contributions, and including any interest, penalty, or addition thereto, whether disputed or not, imposed, assessed or collected by, for or under the authority of the Income Tax Act or any Governmental Authority or payable pursuant to the Income Tax Act or tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee).

(jjjjjjjj)	“Tax Returns” includes any return, report, declaration, election, filing, information return or statement in respect of Taxes required to be filed under Applicable Laws.

(kkkkkkkk)	“Taxation Authority” means Canada Revenue Agency or any Governmental Authority which is entitled to impose Taxes or administer any Tax legislation.

(llllllll)	“Technical Services Agreement” means the agreement to be entered into at Closing by the Parties subject to Clause 6.7 containing the principles set forth in Schedule 1.1(llllllll).

(mmmmmmmm)	“Third Party” means any Person other than the Parties or their Representatives.

(nnnnnnnn)	“Third Party Claim” has the meaning provided in Clause 12.4.

(oooooooo)

“Thirteenth Month Adjustment” means an annual reconciliation adjustment made by an operator pursuant to a WCBU Title and Operating Document for the purpose of reconciling and redistributing actual to estimated operating expenses, processing fee revenues, royalties and gas cost allowances and other costs, expenses or revenues among the owners or users of those WCBU Assets.

(pppppppp)	“Threshold Amount” means, Two Hundred and Fifty Million United States Dollars (USD $250,000,000) (converted into Canadian Dollars in accordance with Clause 1.2(m)).

(qqqqqqqq)

“Title Defect” means a defect, deficiency, or discrepancy in or affecting the title of the Vendors in and to any of the WCBU Assets which is sufficiently material and adverse to the enforcement of title, or the ability of Vendor to convey that title to the Purchaser, that it would not be acceptable to a knowledgeable, prudent purchaser acting reasonably, and, without limiting the generality of the foregoing, specifically includes:

(i) a Vendor not being the beneficial owner of the interest attributed to it in the WCBU Land Schedule, or holding a lesser beneficial interest than such attributed interest;

(ii) a Vendor’s interests as described in the WCBU Land Schedule being subject to a royalty, net profits interest or other similar Encumbrance not disclosed therein;

(iii) a Vendor’s interests as described in the WCBU Land Schedule being subject to a reduction or conversion not disclosed therein, other than as specifically disclosed in the WCBU Land Schedule; and

(iv)

Security Interests registered against the interests of a Vendor in and to the WCBU Lands, other than those to be discharged or for which a no interest letter will be delivered in accordance with Clause 8.7;

but specifically excludes:

(v) a Vendor’s interest as described in the WCBU Land Schedule having converted from a before- payout interest to an after-payout interest as a result of payout having occurred;

	(vi)	all defects, deficiencies, discrepancies, matters and things which are described or disclosed in the Data Room Information, the WCBU Land Schedule;

	(vii)	all losses of lease acreage between the Effective Time and the Closing Date due to the expiry of any WCBU Leases;

	(viii)	all matters pertaining to the interest of a Third Party that do not pertain to the interest of a Vendor in the WCBU Assets;

(ix)

failure to obtain consent of a Third Party prior to Closing in relation to any of the WCBU Assets requiring prior written consent to assign such WCBU Assets or an interest therein unless such failure would result in the forfeiture or termination of a Vendor’s interest in such WCBU Assets;

(x)

alteration, subsequent to the Effective Time, to a Vendor’s interest in any of the WCBU Assets as set forth in the WCBU Land Schedule as a result of an earning or payout conversion under the WCBU Title and Operating Documents, provided such earning or payout conversion right is listed by reference to the agreement number in the WCBU Land Schedule;

	(xi)	cessation of production of any Well where such cessation will not result in the termination of any Lease;

(xii)

any limitation of, derogation from, or restriction on rights or interests granted under the WCBU Leases, certificates of title or other of such WCBU Title and Operating Documents imposed by Applicable Laws;

	(xiii)	the Permitted Encumbrances;

	(xiv)	any missing or unsigned documents in the chain of a Vendor’s title to the WCBU Assets where:

		(A)	such documents are not reasonably required to confirm the creation, establishment or maintenance of such title and the current status of title can otherwise be confirmed with reasonable certainty; or

		(B)	such documents represent a reduction or conversion of or Encumbrance against such Vendor’s interest therein which is reflected in the WCBU Land Schedule;

(xv)

failure to confirm payment of initial consideration, lease rentals, delay payments, shut-in payments and other payments required to maintain freehold WCBU Leases, where the failure to make such payments will not result in a termination of any WCBU Lease;

	(xvi)	a Vendor’s or any predecessor’s interest in any of the WCBU Assets being a beneficial interest rather than a legal interest; or

	(xvii)	the exercise of any ROFR.

(rrrrrrrr)	“Title Defect Value” has the meaning provided in Clause 8.4(a).

(ssssssss)

“Transaction” means the transaction for the purchase and sale of the WCBU Assets and the Partnership Interest as provided for in this Agreement, including the issuance of the Share Consideration in connection therewith, and the execution and delivery of the agreements required under this Agreement to be executed and delivered at Closing.

(tttttttt)	“Transferring Contractors” has the meaning provided in Clause 16.1(f).

(uuuuuuuu)	“Transferring Employees” has the meaning provided in Clause 16.1(f).

(vvvvvvvv)	“Transition Services Agreement” means the agreement to be entered into at Closing by the Parties containing the principles set forth in Schedule 1.1(vvvvvvvv).

(wwwwwwww)	“TSX” means the Toronto Stock Exchange.

(xxxxxxxx)	“Uncured Defects and Claims” has the meaning provided in Clause 8.6(e)(ii).

(yyyyyyyy)	“Uncured Environmental Defect” has the meaning provided in Clause 8.5(b).

(zzzzzzzz)	“Uncured Title Defect” has the meaning provided in Clause 8.4(b).

(aaaaaaaaa)	“Underwriters” means, collectively, the syndicates of securities dealers engaged by the Purchaser to conduct each of the Equity Financing, and any Follow-on Financing.

(bbbbbbbbb)	“Unexpired ROFRS” has the meaning provided in Clause 9.1(e).

(ccccccccc)

“Unit” means the scheme or schemes of unitization for the production of Petroleum Substances to which the WCBU Petroleum and Natural Gas Rights are subject as described in Part 6 of the WCBU Land Schedule.

(ddddddddd)	“Vendor’s DC Plan” has the meaning provided in Clause 16.2(b).

(eeeeeeeee)	“Vendor Consents” has the meaning provided in Clause 9.2(a).

(fffffffff)	“Vendor Entity” has the meaning provided in Clause 12.2(a).

(ggggggggg)	“WCBU Assets” means, collectively:

(i) the WCBU Petroleum and Natural Gas Rights;

(ii) the WCBU Miscellaneous Interests; and

(iii) the WCBU Tangibles.

(hhhhhhhhh)

“WCBU Assets Description” means the narrative description of the WCBU Assets provided by the Purchaser to the Vendor for its confirmation prior to inclusion in any Offering Document or Continuous Disclosure Document.

(iiiiiiiii)

“WCBU Environmental Liabilities” means all past, present and future Losses and Liabilities, Claims and other duties and obligations of whatsoever nature or kind that relate to lands within the Whitemap Area, the WCBU Lands, or the WCBU Assets, or that have arisen or hereafter arise in connection with or as a result of past, present or future operations in the Whitemap Area, or on the WCBU Lands, or in connection with the WCBU Assets, and by whomsoever caused, whether arising under contract, Applicable Law, or otherwise, in respect of, related to, arising from, or in connection with:

(i) Abandonment and Reclamation Obligations;

(ii) in respect of, arising from or related to, Environmental Matters in respect of the WCBU Assets; or

(iii) Liabilities to compensate Third Parties for Losses suffered in respect of any of the foregoing; and

(iv) compliance with or the consequences of any non-compliance with, or violation or breach of, any Environmental Law applicable to or otherwise involving the WCBU Assets;

excluding the Excluded Liabilities.

(jjjjjjjjj)	“WCBU Facility Loss” has the meaning provided in Clause 6.8(b).

(kkkkkkkkk)	“WCBU Land Schedule” means the schedules specified in the folder entitled “WCBU Land Schedule” indexed as item 1.10.6 in the Data Room Information.

(lllllllll)	“WCBU Lands” means, collectively:

(i) the Clearwater lands set forth and described in Part 1 of the WCBU Land Schedule;

(ii) the Kaybob – Edson lands set forth and described in Part 2 of the WCBU Land Schedule;

	(iii)	the Deep Basin lands set forth and described in Part 3 of the WCBU Land Schedule;

	(iv)	the Plains lands set forth and described in Part 4 of the WCBU Land Schedule;

	(v)	the WCBU AMI Oil Sands lands set forth and described in Part 5 of the WCBU Land Schedule; and

	(vi)	the WCBU Unit Interests set forth and described in Part 6 of the WCBU Land Schedule;

and all lands pooled or unitized therewith, subject to any limitations identified or set forth in the applicable part of the WCBU Land Schedule, which includes the Petroleum Substances within, upon or under those identified lands but, in all cases, only as to the formations set forth and described therein, excluding the Excluded Assets and Excluded Liabilities.

(mmmmmmmmm)

“WCBU Leases” means, collectively, all leases, reservations, permits, licences or other documents of title including those set forth and described in the WCBU Land Schedule by virtue of which the holder thereof is entitled to drill for, win, own or remove Petroleum Substances within, upon or under all or any part of the WCBU Lands or lands which have been pooled or unitized therewith, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor.

(nnnnnnnnn)

“WCBU Licences” means, all licences, permits, approvals and authorizations granted or issued by any Governmental Authorities and relating to the construction, installation, ownership, use or operation of the WCBU Assets, excluding the Excluded Assets and Excluded Liabilities.

(ooooooooo)

“WCBU Major Facilities and Pipelines” means the facilities, plants, machinery, equipment and pipelines and other tangible depreciable property and assets identified or described in Schedule 1.1(ooooooooo) .

(ppppppppp)

“WCBU Miscellaneous Interests” means all of the right, title, interest and estate of the Vendors in and to all property, assets and rights, whether contingent or absolute, legal or beneficial, present or future, vested or not pertaining to the WCBU Petroleum and Natural Gas Rights, the WCBU Lands, and the WCBU Tangibles (other than the WCBU Petroleum and Natural Gas Rights, the WCBU Lands, the WCBU Tangibles, the Excluded Assets and Excluded Liabilities), to which the Vendors are entitled, including the following property, rights and assets:

(i)

all contracts, agreements, books, records, files (including well and land files), interpretative maps, documents and other information to the extent that they relate to the WCBU Petroleum and Natural Gas Rights, the WCBU Lands, the WCBU Tangibles or items listed in items (vi) or (vii) of this definition or any rights in relation thereto, including the WCBU Title and Operating Documents, any rights of the Vendors in relation thereto, and all legal opinions in relation to Assumed Claims (if any), the freedom to operate the WCBU Assets, third party environmental assessments relating to the Whitemap Area, equipment maintenance logs and records, surveys, warranties, operating manuals, plans and specifications in respect of the WCBU Tangibles, including all drawings, facility flow diagrams, electronic versions of land data but excluding any privileged information (except in respect of the Assumed Claims or the freedom to operate the WCBU Assets), business assessment, analyses, reserve analyses conducted for the purpose of the Transaction, and any information subject to Third Party restrictions against disclosure or assignment until such time as a waiver or consent is provided by such Third Party;

(ii)

all camps and camp sites, sumps and sump systems, flare pits, garbage pits and dumps, storage yards, warehouses and sites located within the Whitemap Area or servicing any WCBU Petroleum and Natural Gas Rights, any WCBU Wells or any WCBU Tangibles (other than as adjusted for in Clause 4.1);

	(iii)	all roads and bridges located in the Whitemap Area or which otherwise exclusively gives access to the Whitemap Area, any WCBU Lands, any WCBU Tangibles, or any WCBU Wells;

(iv)

all production, engineering, core and third party well sample analyses, and other data relating directly to the WCBU Petroleum and Natural Gas Rights, the WCBU Lands, WCBU Wells, and the WCBU Tangibles which Vendors either have in their custody or control or to which the Vendors have access;

(v)

policies, manuals and other proprietary, confidential business and technical information, interpretations, evaluations, forecasts, analysis, calculations and similar items to the extent relating to the WCBU Assets and not used elsewhere;

(vi)

technology, know-how, procedures, combinations of steps and process and apparatus designs and templates, data reports, studies, specifications and drawings in respect of research, geological reservoir, injection, production, monitoring, product, product treating, equipment maintenance, computer software, computer networks, controlled computer programs and related software or other technology systems, including the source codes thereof, documents and inventions, in each case, owned by or licensed to any of the Vendors or held by the Vendors to the extent related to the WCBU Assets and not used elsewhere, including any legal opinions prepared by or for the benefit of Vendors in respect of the foregoing regarding the freedom to operate;

	(vii)	all Seismic Data;

	(viii)	the WCBU Licences and WCBU Surface Interests; and

	(ix)	the WCBU Wells, including the wellbores and down-hole casings;

excluding the Excluded Assets and Excluded Liabilities.

(qqqqqqqqq)

“WCBU Operating Statements” means the audited Statements of Revenue, Royalties and Production Costs of the Western Canadian Conventional Assets of the Vendors for the years ended December 31, 2016 and 2015, as set forth in the Data Room Information.

(rrrrrrrrr)

“WCBU Petroleum and Natural Gas Rights” means all of the right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land”, held by the Vendors in or to any of the following, by whatever name the same are known:

	(i)	rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the WCBU Lands and the Whitemap Area;

	(ii)	rights to a share of the production of Petroleum Substances from the WCBU Lands and the Whitemap Area;

	(iii)	rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the WCBU Lands and the Whitemap Area;

	(iv)	the interests set forth in Parts 1 – 5 of the WCBU Land Schedule in and to and in respect of the WCBU Leases, WCBU Lands, and the Whitemap Area; and

	(v)	rights to acquire any of the rights or interests described in items (i) to (iv) of this definition; and

including all interests and rights known as working interests, Fee Simple Lands, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profit interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing, but excluding the Excluded Assets and Excluded Liabilities.

(sssssssss)

“WCBU Surface Interests” means all right, title, interest and estate of the Vendors to enter upon, use, occupy and enjoy the surface of lands located within the Whitemap Area, including the surface of the WCBU Lands, and any lands upon which the WCBU Wells or the WCBU Tangibles are located and any lands used to gain access thereto, in each case, for purposes related to the use or ownership of the WCBU Petroleum and Natural Gas Rights, the WCBU Tangibles or the WCBU Wells or Operations, whether the same are held by right of way or otherwise but excluding any such rights that pertain exclusively to the Excluded Assets or Excluded Liabilities.

(ttttttttt)	“WCBU Tangibles” means, collectively, all right, title, interest and estate of the Vendors, whether absolute or contingent, legal or beneficial, present or future, vested or not, in and to:

	(i)	the WCBU Major Facilities and Pipelines;

(ii)

Tangible Property (other than the WCBU Major Facilities and Pipelines), that is located within the Whitemap Area or to the extent used or exclusively related to the WCBU Major Facilities and Pipelines, including those currently or previously: (A) used, useful, or intended for use, in producing Petroleum Substances from the WCBU Lands or from the WCBU Wells, or (B) used, useful or intended for use, in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, injecting, disposal, separating, extracting, collecting, refrigerating, measuring, storing, removal, transporting or shipping such Petroleum Substances;

(iii)

motor vehicles, all-terrain vehicles, snowmobiles and trailers, communication equipment (including switches, routers, radios, modems etc.), field offices, camps, field office equipment, IT Field Equipment, computer hardware and software (including SCADA equipment) to the extent used in Operations; and

	(iv)	the Leased Tangibles, to the extent assignable to Purchaser;

excluding the Excluded Assets and Excluded Liabilities.

(uuuuuuuuu)	“WCBU Title and Operating Documents” means:

(i)

all leases, subleases, certificates of title, permits and licences (including the WCBU Leases and any replacements, renewals or extensions thereof or leases or other instruments derived therefrom) pertaining to the WCBU Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the WCBU Lands or any lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the WCBU Lands or any lands pooled or unitized therewith;

	(ii)	agreements relating to the acquisition, ownership, operation or exploitation of the WCBU Petroleum and Natural Gas Rights, WCBU Tangibles or the WCBU Wells, including:

(A)

operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, product allocation agreements, trust agreements (whether a Vendor is a trustee or a beneficiary), sale and purchase agreements and asset exchange agreements;

		(B)	agreements pertaining to the WCBU Surface Interests;

		(C)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;

		(D)	the Product Sale, Marketing and Transportation Contracts, including such contracts contained in the folder entitled “Material Contracts” indexed at item 1.10.4 in the Data Room Information;

		(E)	service agreements for the injection or subsurface disposal of other substances, the use of well bores or the operation of any WCBU Tangibles or WCBU Wells by a Third Party; and

		(F)	WCBU Licences and other approvals, authorizations or licences required under Applicable Law;

(vvvvvvvvv)	in each case excluding all such documents, agreements and instruments in respect of the Excluded Assets and Excluded Liabilities.

(wwwwwwwww)

“WCBU Unit Interests” means all of the Vendors interest in the Units which is or are attributable to the WCBU Petroleum and Natural Gas Rights, including the Unit Interests listed in Part 6 of the WCBU Land Schedule.

(xxxxxxxxx)

“WCBU Wells” means, collectively all producing, shut-in, water source, observation, disposal, injection, abandoned, reclaimed, reclamation exempt, suspended, capped or other wells located within the Whitemap Area, or in, on or under the WCBU Lands, including all such wells which are currently or were previously used, useful or intended for use in connection with the WCBU Petroleum and Natural Gas Rights or WCBU Tangibles, excluding the Excluded Assets and Excluded Liabilities.

(yyyyyyyyy)	“Whitemap Area” means those lands comprising the geographic area outlined in blue on the map attached as Schedule 1.1(yyyyyyyyy).

(zzzzzzzzz)	“Wire Transfer Instructions” means the wire transfer instructions provided for in Schedule 1.1(zzzzzzzzz), for payment by Purchaser of amounts due hereunder.

1.2	Interpretation

In this Agreement unless the context otherwise requires:

(a)	the headings in this Agreement are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction of this Agreement;

(b)

all documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict;

(c)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force as of the date hereof;

(d)	whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine, and vice versa, as the context requires;

(e)	the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular provision of this Agreement;

(f)	reference to any Article, Clause or Schedule means an Article, Clause or Schedule of this Agreement unless otherwise specified;

(g)

if any provision of a Schedule hereto conflicts with or is at variance with any provision in the body of this Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict;

(h)

if a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression;

(i)	any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day;

(j)

where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day;

(k)

unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends;

(l)	the word “including” shall not be exclusive, but shall mean “including, without limiting the generality of the foregoing”; and

(m)

reference to “$” or “Dollars” means lawful currency of the United States or Canada as specified in this Agreement. Adjustments computed in accordance with Article 4 shall be calculated and paid in Canadian Dollars without conversion. Amounts and thresholds specified in United States Dollars in Clause 1.1, Article 8 and Article 12 shall be converted from United States Dollars to Canadian Dollars at the Bank of Canada conversion rate for USD to Canadian Dollars at the close of business on the date of execution of this

Agreement, or at the Bank of Canada indicative rate for the date of execution of this Agreement if the closing rate is not available.

1.3	Schedules

The following schedules are attached to, form part of and are incorporated in this Agreement:

Schedule 1.1(r)	-	Arbitration Procedure

Schedule 1.1(z)	-	ROFR Agreement[REDACTED – Excluded Asset Specific Information]

Schedule 1.1(uu)	-	Contingent Payment Agreement

Schedule 1.1(zz)	-	Contractor Services Principles

Schedule 1.1(ddd)	-	Data Room Information

Schedule 1.1(yyyy)	-	General Conveyance

Schedule 1.1(sssss)	-	Investor Agreement

Schedule 1.1(vvvvv)	-	Legal Opinion

Schedule 1.1(iiiiii)	-	Non-Compete Agreement

Schedule 1.11.1(tttttt)	-	Partnership Unit Transfer and Partnership Agreement Novation Agreement

Schedule 1.1(ooooooo)	-	Registration Rights Agreement

Schedule 1.1(llllllll)	-	Technical Services Agreement Principles

Schedule 1.1(vvvvvvvv)	-	Transition Services Agreement Principles

Schedule 1.1(ooooooooo)	-	WCBU Major Facilities and Pipelines

Schedule 1.1(yyyyyyyyy)	-	Whitemap Area

Schedule 1.1(zzzzzzzzz)	-	Wire Transfer Instructions

Schedule 3.4(d)	-	GST/PST Numbers of Parties

Schedule 5.4(a)	-	Vendors’ Officer’s Certificate

Schedule 5.4(q)	-	Form of FCCL Management Committee Resignation and Mutual Release

Schedule 5.5(d)	-	Purchaser’s Officer’s Certificate

Schedule 12.9	-	Assumed Claims

1.4	Interpretation if Closing Does Not Occur

If Closing does not occur, each provision of this Agreement which presumes that the Purchaser has acquired the WCBU Assets and the Partnership Interest shall be construed as having been contingent upon Closing having occurred.

1.5	Knowledge or Awareness

References to a Party’s knowledge or awareness and similar references contained in this Agreement, including Clauses 10.1 and 10.3, mean:

(a)

Except with respect to Vendors’ representations at Clauses 10.1(cc) and 10.1(dd), with respect to the Vendors, the actual knowledge or awareness, as the case may be, of each of the following, who are primarily responsible for the matters in question, namely;

(i)	Lori Woodward;

(ii)	Russ Litun;

(iii)	Brian Postma;

(iv)	Trevor Cossarini; and

(v)	Stephen Bradley;

and with respect to Vendors’ representations at Clauses 10.1(cc) and 10.1(dd), means the Senior Vice President, Human Resources of CPCRC, and in each case, does not include knowledge and awareness of any other Person or any constructive or imputed knowledge nor any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge.

(b)	with respect to the Purchaser, the actual knowledge or awareness, as the case may be, of each of the following, who are primarily responsible for the matters in question, namely:

(i)	Chief Financial Officer;

(ii)	Controller;

(iii)	Executive Vice-President, Upstream Oil and Gas;

(iv)	Executive Vice-President, Oil Sands Development; and

(v)	Executive Vice-President, Oil Sands Manufacturing

and does not include knowledge and awareness of any other Person or any constructive or imputed knowledge nor any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale

(a)

Subject to the terms and conditions of this Agreement, the Vendors hereby agree to sell, assign, transfer, convey and set over to the Purchaser, and the Purchaser agrees to purchase and accept the Partnership Interest and WCBU Assets, from the Vendors at and for the Purchase Price specified in Clause 3.1.

(b)

Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to grant the Seismic Licence to the Vendors at Closing, and the Vendors agree to accept the Seismic Licence from the Purchaser at Closing, on and subject to the terms of the Seismic Licence.

2.2	Transfer of Partnership Interest and WCBU Assets

Provided that Closing occurs:

(a)	title to and beneficial ownership, risk and possession of the Partnership Interest and WCBU Assets shall transfer from the Vendors to the Purchaser at the Closing Time; and

(b)

on and after the Closing Date, subject to the terms and conditions of this Agreement, the Purchaser shall be bound by, observe and perform as they become due all obligations and liabilities in respect of the Partnership Interest and WCBU Assets, including the payment of royalties and the performance of obligations under the WCBU Title and Operating Documents, and as required in respect of the FCCL Partnership Assets.

2.3	Vendor Representation and Authorization

(a)	Each Vendor by its execution and delivery of this Agreement hereby irrevocably appoints CPCRC as its agent and representative to conclude the Transaction and, for such purpose:

(i)	to receive payment of that Vendor’s share of the Purchase Price and any other payments to be made by the Purchaser hereunder;

(ii)	to receive and provide notices under this Agreement on its behalf;

(iii)	to provide any statements of adjustment provided for in this Agreement and resolve any issues concerning adjustments pursuant to Article 4; and

(iv)	to resolve any disputes under Article 15 and issues concerning Title Defects and Environmental Defects pursuant to this Agreement.

(b)

Notwithstanding Clause 2.3(a), the Parties acknowledge and agree that the Share Consideration, if issued to CPCRC pursuant to Clause 3.3(b), shall be issued to CPCRC in its own right and not as agent pursuant to Clause 2.3, and further acknowledge and agree that if the Share Consideration is issued to an Affiliate Nominee pursuant to Clause 3.3(b), that the Share Consideration shall be issued to the Affiliate Nominee by direction of CPCRC acting in its own right and not as agent pursuant to Clause 2.3. The Purchaser agrees to make all payments in respect of the Base Cash Price and adjustments to the Purchase Price to CPCRC on behalf of the Vendors, and to COPCO as directed by CPCRC, in the manner provided pursuant to Clause 3.3(a).

(c)

Any Claim against the Vendors under this Agreement shall, in the first instance, as between the Purchaser and the Vendors, be brought by the Purchaser against CPCRC as their agent and representative hereunder; CPCRC and COPCO shall be jointly and severally liable with all Vendors to the Purchaser for all obligations of each Vendor arising from this Agreement; and the Purchaser shall not be required to look to the Vendors or COPCO (apart from CPCRC) for monetary contribution to such Claim provided that the Purchaser may pursue any other remedy to which it is entitled hereunder if CPCRC does not fully satisfy any Claim for which it is liable on a timely basis. As among the Vendors, any such claim shall be allocated as provided for in Clause 12.7.

(d)

This Clause 2.3 is provided for the purpose and with the intent that it may be relied upon by the Purchaser and that the Purchaser shall not be required to make inquiry or be affected by any disagreement or arrangement between the Vendors concerning the completion of this Agreement, and, to the extent there is a Claim by any Vendor or any of its Affiliate against CPCRC or any one or more other the Vendors as contemplated in Clause 2.3(e) or otherwise, the Vendors agree that any such Claim shall be subordinate and postponed in favour of any Claim by the Purchaser against any one or more other the Vendors.

(e)

Subject to Clause 2.3(d), nothing herein shall, as among the Vendors, prejudice or prevent any Vendor from bringing or pursuing any Claim against CPCRC or any one or more other the Vendors concerning the allocation among the Vendors of benefits or obligations arising from this Agreement.

2.4	Quarterly Contingent Payment

In accordance with the Contingent Payment Agreement, the Purchaser agrees to pay to CPCRC in its own right and not as agent pursuant to Clause 2.3, an amount equal to the Contingent Payment, adjusted and payable on a quarterly basis pursuant to the Contingent Payment Agreement.

2.5	Licenced Technology

The Vendors hereby grant to the Purchaser and its Affiliates, effective at and from the Closing Date, a non-exclusive, fully paid-up, royalty-free, perpetual, worldwide, irrevocable, transferable, sub-licenseable, right and licence to practice, and have practiced on their behalf, the Licenced Technology, including the right and licence to modify and create improvements to the Licenced Technology without support from the Vendors or their Affiliates. Such rights and licences include all such rights and licences as may be reasonably required to operate the WCBU Assets in a manner consistent with how they are operated as of the date hereof and have historically been operated, without impairment, alteration or limitation on such rights and licences or the need for any further payment, right, licence, permission or consent in respect thereof; subject to restrictions on their deliverability or confidentiality restrictions, in each case, owed to a Third Party, until such time as a waiver or consent is provided in respect of such restriction as provided herein (which for certainty, the Vendors shall use commercially reasonably efforts to seek Third Party approval to such delivery or disclosure to Purchaser to the extent that they relate to the WCBU Assets).

ARTICLE 3

PURCHASE PRICE AND PAYMENT

3.1	Purchase Price

The price to be paid by the Purchaser to the Vendors for the WCBU Assets and the Partnership Interest, shall be the aggregate of:

(a)	Ten Billion, Five Hundred and Sixty Seven Million, Seventy Thousand, Nine Hundred and Sixty-Six US Dollars (US 10,567,070,966) (the “Base Cash Price”);

(b)	plus the Share Consideration (together with the Base Cash Price, is collectively the “Base Purchase Price”);

(c)	plus or minus, as applicable, the aggregate of the adjustments calculated and payable in accordance with Clause 4.1

(collectively, the “Purchase Price”).

3.2	Deposit and Remedies

(a)

Upon execution and delivery of this Agreement, the Purchaser shall pay to CPCRC on behalf of the Vendors a deposit in an amount equal to One Hundred and Twenty-Nine Million Five Hundred Thousand US Dollars (USD $129,500,000) (by wire transfer in immediately available US Dollars (the “Deposit”) to the account referenced in the Wire Transfer Instructions for payment of the Deposit.

(b)

In the event that Closing occurs in accordance with the terms and conditions of this Agreement, the Vendors will retain and credit the Deposit against the Purchase Price in partial satisfaction of the Purchaser’s obligation to pay the Closing Payment at Closing.

(c)	In the event that Closing does not occur:

(i)	due to Vendors’ exercise of its rights under:

(A)	Clause 5.2(a), 5.2(b), 5.2(c) or 5.2(d) arising from the failure of the conditions to close under any of those clauses; or

(B)

Clause 5.2(e) arising from the failure of the Purchaser to accept conditions imposed by the Commissioner under the Competition Act Approval to the extent that Purchaser’s compliance with such conditions will not result in an adverse impact that is material to its business;

the Vendors may retain the Deposit together with any interest actually earned thereon as liquidated damages for the Vendors’ Losses and Liabilities as a result of Closing not occurring, and shall have no obligation to refund the Deposit or any interest actually earned thereon to the Purchaser. The retention of the Deposit as liquidated damages shall constitute the Vendors’ sole remedy against the Purchaser for the Purchaser’s failure to complete the Transaction. The Parties agree that the amount of the Deposit constitutes a genuine pre-estimate of liquidated damages and not a penalty, representing the Vendors’ Losses and Liabilities as a result of Closing not occurring. The Purchaser hereby waives any Claim or defence that the amount of the Deposit is a penalty or is otherwise not a genuine pre-estimate of the Vendors’ damages; or

(ii)	for any reason other than as set forth in Clause 3.2(c)(i):

(A)

upon termination of this Agreement, the Vendors shall refund the Deposit to the Purchaser within five (5) Business Days of such termination, and without limitation to the Purchaser’s rights as set forth in Clause 13.2; and

(B)

if Closing does not occur as a result of a breach by the Vendors of their covenants hereunder or a breach of their representations and warranties, in either case, in circumstances which are conditions precedent to Purchaser’s obligations to Close as set forth in Clauses 5.3(a) or 5.3(b), Purchaser shall be entitled to pursue its rights and remedies at law or in equity, including to specific performance, but subject to Clause 12.5(e).

3.3	Satisfaction of Purchase Price

(a)	At Closing, the Purchaser shall pay to CPCRC, as agent for all Vendors, and by direction of CPCRC, to COPCO:

(i)	the Base Cash Price less the Deposit in US Dollars by electronic wire transfer to the account of COPCO specified for receipt of such amount in the Wire Transfer Instructions;

plus, if the amount is positive, and minus, if the amount is negative,

(ii)

the adjustments provided in Clause 4.1 computed in accordance with Article 4 paid in Canadian Dollars as set forth in the Interim Statement of Accounting and Adjustment, and the amount of any taxes (including GST/PST) and other amounts payable under Clause 3.4 by electronic wire transfer to the account of CPCRC specified for receipt of such amount in the Wire Transfer Instructions;

(the “Closing Payment”).

(b)

At Closing, the Purchaser shall issue, or shall cause to be issued by its transfer agent, the Share Consideration to CPCRC or its Affiliate nominee (the “Affiliate Nominee”). CPCRC shall notify the Purchaser no later than two (2) Business Days prior to Closing whether the Share Consideration shall be issued to CPCRC or the Affiliate Nominee, and if the latter, the name of the Affiliate Nominee.

(c)

The adjustments provided in Clause 4.1, including as set forth in the Final Statement of Accounting and Adjustment, and the amount of any taxes (including GST/PST) shall be paid in Canadian Dollars by Purchaser via electronic wire transfer to the account of CPCRC specified for receipt of such amount in the Wire Transfer Instructions.

3.4	Taxes, Fees and Other Payments

Taxes and Fees:

(a)

At Closing, the Purchaser shall make a joint election pursuant to section 167(1) of the Excise Tax Act with each Vendor in respect of the purchase of that Vendor’s portion of the WCBU Assets pursuant to this Agreement, the effect of which shall be that the Vendors shall have no obligation to collect and remit GST in respect of those sales. Each Party will execute the relevant GST forms for Closing, describing those sales in sufficient detail to effect those elections and Purchaser will file such elections with the relevant Governmental Authority within the prescribed filing period. The Purchaser will provide the Vendors with such supporting documentation as the Vendors may reasonably request in order to confirm that such elections have been made and properly filed. The Purchaser will indemnify the Vendors for the Vendors’ Losses and Liabilities pertaining to any failure of the Purchaser to file those elections or any failure in acceptance by applicable Governmental Authorities of those elections, provided that Vendor shall be responsible for      percent     %) of any penalties and interest resulting from any failure by the applicable Governmental Authority to accept such joint election. [REDACTED - Liability Amount. Commercially Sensitive Information]

(b)

If a Vendor is required to collect from the Purchaser any other tax, fee or charge under Applicable Laws in connection with the Purchaser acquiring the WCBU Assets and Partnership Interest pursuant hereto, the Purchaser shall pay the amount of those taxes, fees or charges to the Vendor, and the Vendor shall remit those amounts in the manner required by Applicable Laws. If the amount of any such tax, fee or charge is adjusted as a result of any audit or determination by any Governmental Authority, any increase or decrease and any related penalties and interest paid or received shall be paid by or received by the Purchaser, provided that (i) Vendor and not Purchaser shall be liable for any interest or penalties if Purchaser has timely paid the amount of such tax, fee or charge as invoiced by Vendors; and (ii) the Parties shall work together to minimize the net amount of any such taxes, penalties and interest.

(c)

The Parties confirm that the Vendors shall report all revenue and expenses relating to the WCBU Assets prior to the Closing Date and shall be responsible for any Income Taxes relating thereto, and the Purchaser shall report all taxable income or loss allocated by the FCCL Partnership in respect of the Partnership Interest for the fiscal year of the Partnership commencing January 1, 2017 in accordance with the amendment to the FCCL Partnership Agreement specified in Clauses 5.4(p) and 5.5(s) shall be responsible for any Income Taxes relating thereto.

(d)

The Purchaser shall be liable for the payment and remittance of any additional amount of GST/PST payable in respect of the purchase of the WCBU Assets and Partnership Interest pursuant hereto, and the GST payable for which the Purchaser is required to self-assess pursuant to section 228(4) of the Excise Tax Act, including any interest, penalties, or any other costs payable in respect of such additional GST/PST, and self-assessed GST, and shall indemnify and save harmless each Vendor in respect thereof, provided that Purchaser shall not be liable for any interest or penalties unless it has failed to timely pay the amount of such additional GST/PST invoiced by Vendors. The GST/PST Registration Numbers of the Vendors and the Purchaser are as set forth in the table attached as Schedule 3.4(d).

(e)

The Purchaser shall also be liable for and shall pay any and all land transfer taxes, and all other taxes, duties or other similar charges properly payable upon and in connection with the conveyance and transfer of the WCBU Assets or Partnership Interest by the Vendors to the Purchaser, including pursuant to Clause 11.1(c), and the Purchaser shall be responsible for all recording charges and registration fees payable in connection therewith.

(f)	If the Vendors retain the Deposit in accordance with Clause 3.2(c)(i), such amount shall be inclusive of GST in accordance with section 182 of the Excise Tax Act.

Other Payments:

(g)

The Vendor shall provide to the Purchaser a completed Standard Calculation Worksheet for each Non- Transferring Employee for Purchaser’s review of the Severance Costs at least five (5) Business Days prior to any severance offer being delivered by Vendor to a Non-Transferring Employee. For purposes of this Clause 3.4(g), “completed” shall mean a Standard Calculation Worksheet populated to include all required data in respect of each Non-Transferring Employee, without modification or adjustment to the methodology expressly set out in the Standard Calculation Worksheet and excluding any discretionary factors.

(h)

Purchaser shall pay to CPCRC, as reimbursement of amounts paid by Vendor to Non-Transferring Employees, in accordance with Clause 16.3(d),          percent (    %) [REDACTED - Liability Amount. Commercially Sensitive Information] of the Severance Costs in connection with the termination of employment of any Non-Transferring Employees. Such amounts owing by Purchaser to Vendor related to Severance Costs shall be settled following Closing as an adjustment in accordance with Clause 4.2(b).

(i)

Prior to making any severance offer to a Non-Transferring Employee that deviates from the Severance Costs, Vendor shall provide to Purchaser a revised severance offer calculation for consideration by the Purchaser. Purchaser shall provide a written response to Vendor confirming its position on any revised severance offer, and if Purchaser is in agreement, Purchaser shall reimburse Vendor for          percent (    %) [REDACTED - Liability Amount. Commercially Sensitive Information] of the revised amount agreed upon by the Purchaser, as an adjustment in accordance with Clause 4.2(b).

(j)	At Closing, the Purchaser shall cause FCCL Partnership to repay:

(i)

CPCRC the entire principal amount of Two Hundred and Seventeen Thousand Canadian Dollars (CAD $217,000) and all accrued and unpaid return thereon, owing by FCCL Partnership to CPCRC calculated in accordance with clause 6 of the Promissory Instrument effective June 8, 2007, whereupon such promissory instrument shall terminate without any further rights or obligations of either FCCL Partnership or CPCRC; and

(ii)

Cenovus FCCL Ltd. the entire principal amount of Two Hundred and Seventeen Thousand Canadian Dollars (CAD $217,000) and all accrued and unpaid return thereon, owing by FCCL Partnership to Cenovus FCCL Ltd. calculated in accordance with clause 6 of the Promissory Instrument effective June 8, 2007, whereupon such promissory instrument shall terminate without any further rights or obligations of either FCCL Partnership or Cenovus FCCL Ltd.

3.5	Assumption of Embedded and Other Obligations

In the determination of the Purchase Price, including the adjustments in accordance with Clause 4.1, the Parties confirm and agree that:

(a)	the Purchaser shall assume conduct, carriage and financial responsibility for the Assumed Claims;

(b)	the Purchaser shall not have liability for the Excluded Liabilities; and

(c)

past, present and future WCBU Environmental Liabilities assumed by the Purchaser hereunder are a future cost embedded in the WCBU Assets that is so associated or physically connected with the WCBU Assets that, while having been taken into account in establishing the value of the WCBU Assets and the Purchase Price, cannot be separated from the ownership rights in the WCBU Assets and moreover, that such obligations are not capable of quantification as of the Effective Date and depend upon numerous facts that are not within the control of the Parties. For greater certainty, neither the existence nor the amount of any accounting reserve for asset reclamation obligations or similar matters in the financial statements or accounting records of the Parties has been of any relevance to the Parties in determining the value of the WCBU Assets.

ARTICLE 4

ADJUSTMENTS

4.1	Purchase Price Adjustments

(a)	In this Clause 4.1, the following terms shall have the following meanings:

(i)	“Adjustment Period” means the period commencing at the Effective Time and ending at the Closing Time.

(ii)	“CPCRC’s Share of the FCCL Partnership” means fifty percent (50%), being the proportion of the FCCL Partnership units held by CPCRC.

(iii)

“FCCL Partnership Working Capital” means, in respect of FCCL Partnership, the following amounts, being amounts as set forth in the audited balance sheet of the FCCL Partnership as at December 31, 2016:

(A)	current assets, being CAD $1,598,108,924; minus

(B)	current liabilities, being CAD $405,946,152;

less the aggregate of the amounts paid pursuant to Clause 3.4(g).

(iv)

“WCBU Income Tax Adjustment” means              percent     %) [REDACTED –Percentage of Tax Adjustment. Commercially Sensitive Information] of the amount that the revenues apportioned to or borne by the Purchaser after the Effective Time in accordance with Clauses 4.1(b)(ii), (b)(iii), (b)(iv) exceed the costs apportioned to or borne by the Purchaser in accordance with Clause 4.1(b)(ii), (b)(iii), (b)(iv) and (b)(viii), calculated without taking into account capital costs.

(b)

All costs and revenues of any kind and nature accruing, payable, paid, received or receivable in respect of the WCBU Assets, including rentals, freehold mineral taxes, maintenance, development and capital costs, operating costs, advances, payments with respect to Permitted Encumbrances, costs of drilling, completing, capping and abandoning wells, remediation and reclamation, costs of gathering, processing, injecting, disposing, storing and transporting Petroleum Substances, (which includes costs and benefits of field employees not to exceed                                               Canadian dollars (CAD $            ) [REDACTED - Threshold Dollar Amount of Adjustment] per month prorated for any portion thereof during the Adjustment Period), and proceeds from the sale of production, royalty and similar income, gathering, processing, transportation and similar fees receivable by the Vendors, shall, subject to the provisions of this Agreement, be apportioned on an accrual basis between the Vendors and Purchaser as of the Effective Time, on and subject to the following:

(i)	except as otherwise provided in this Clause 4.1, costs and revenues shall accrue in accordance with GAAP;

(ii)	all such costs and revenues accruing up to the Effective Time shall be for the Vendors’ account and all those accruing after the Effective Time shall be for the Purchaser’s account;

(iii)

all costs of whatever nature pertaining to work performed or goods or services provided with respect to the WCBU Assets prior to the Effective Time shall be borne by the Vendors, notwithstanding that such costs may be payable in whole or in part after the Effective Time and all costs of whatever nature pertaining to work performed or goods or services provided with respect to the WCBU Assets after the Effective Time shall be borne by the Purchaser;

(iv)

all rentals, property taxes, freehold mineral taxes, cash advances, Thirteenth Month Adjustments, and other periodic payments (other than income taxes) shall be apportioned between the Vendors and the Purchaser on a per diem basis as of the Effective Time;

(v)

revenues from the sale of Petroleum Substances that were produced from or allocated to the WCBU Assets and that were at or beyond the wellhead or other first point of measurement as of the Effective Time do not comprise part of the WCBU Assets and shall remain the property of and be for the benefit and account of Vendors;

(vi)

all overhead recoveries, operator’s fees and similar amounts provided for in the WCBU Title and Operating Documents and received or receivable by Vendors as operator of any WCBU Assets and relating to the Adjustment Period shall be for Vendors’ sole benefit and account, with such amounts received or receivable in respect of the month in which Closing occurs apportioned between Vendor and Purchaser on a per diem basis as of the Closing Date;

(vii)

surplus items such as tubing, casing, equipment or other inventory stored on the WCBU Lands and which are not charged to a joint account with respect to the WCBU Lands, or which are owned entirely by the Vendors but are not related to current production from the WCBU Lands, do not comprise part of the WCBU Assets and shall be removed by the Vendors as soon as practicable, but in any event, on or prior to Closing; and

(viii)

in addition to the amounts adjusted for in paragraph (vi), the Vendors shall be entitled to an adjustment or recovery in respect of Vendors’ monthly general and administrative services and matters referenced in the folder indexed at item 1.5.40 in the Data Room Information for the Adjustment Period in the aggregate amount of                                              Canadian dollars (CAD $            ) [REDACTED - Threshold Dollar Amount of Adjustment] per month, prorated for any portion thereof during the Adjustment Period. Such adjustment and recovery shall be full and final satisfaction of any and all amounts owing to Vendors and their Affiliates for such internal, indirect, overhead, general and administrative and similar costs in respect of the Adjustment Period; and

(ix)

recoveries in respect of a Claim by Vendors against                          for Losses and Liabilities arising out of a                                                           [REDACTED - Reference to a Third Party Claim. Legally/Commercially Sensitive Information] whether received by Vendors before or after the Closing Date or by Purchasers after the Closing Date shall be allocated to Vendors for costs incurred prior to the Closing Date and shall be allocated to Purchaser for costs incurred after the Closing Date.

(c)	In respect of the Partnership Interest, the Purchase Price shall be increased or decreased by the following amounts:

(i)	increased by the aggregate of the following amounts:

(A)	the FCCL Partnership Working Capital multiplied by CPCRC’s Share of the FCCL Partnership;

(B)	the amount of any contributions made to the FCCL Partnership by CPCRC during the Adjustment Period; and

(ii)	decreased by the amount of any distributions made by FCCL partnership to CPCRC during the Adjustment Period, which for clarity does not include the amounts provided for in Clause 3.4(g).

(d)	In respect of the WCBU Assets, the Purchase Price shall be:

(i)	adjusted by the net amount of the revenues and costs apportioned to or borne by the Purchaser after the Effective Time in accordance with Clause 4.1(b)(ii), (b)(iii), (b)(iv);

(ii)	increased by the internal overhead recovery allocable to the WCBU Assets in accordance with Clause 4.1(b)(viii);

(iii)	adjusted by the WCBU Income Tax Adjustment;

(iv)

decreased by the Title Defect Value for all Uncured Title Defects, Environmental Defect Value for all Uncured Environmental Defects and/or Claimed Amounts for all Uncured Defects and Claims, calculated and subject to Clauses 8.4(b)(ii)(B)(2), 8.5(b)(ii)(B)(2), 8.6(e)(ii)(B) and 15.2(b); and

(v)	decreased by the Allocated ROFR Value for all Exercised Assets plus or minus, as applicable, any adjustments in respect of the Exercised Assets calculated in accordance with this Clause 4.1.

(e)

Except for the WCBU Income Tax Adjustment, no adjustments shall be made on account of any taxes calculated by reference to or assessed based on income, net revenue or capital that are payable by Vendor or Purchaser.

(f)	In respect of Severance Costs, Purchaser shall reimburse Vendors for that portion of the Severance Costs payable by Purchaser pursuant to Clause 3.4(h) and 3.4(i) in accordance with Clause 4.2(b).

(g)	No item of revenue, benefit, cost, expenditure, obligation, defect or claim shall be taken into account more than once in calculating the adjustments hereunder.

(h)

Notwithstanding anything else in this Clause 4.1 but subject to Clause 4.2(e), the Vendors shall not be required to provide a credit at Closing for any revenue, proceeds and other benefits accruing to the Purchaser on and after the Effective Time but not actually received by the Vendors at least five (5) Business Days prior to the Closing Date, nor include in the ISOA, any amount for expenses incurred after the Effective Time but not yet paid by the Vendors at least five (5) Business Days prior to Closing Date.

(i)

All payments that are to be reported pursuant to ESTMA or similar extractive sector transparency legislation, shall be reported on a cash payment basis. For greater clarity, whichever Party makes the initial reportable payment under ESTMA, bears the obligation for the reporting of such payment.

(j)	All adjustments to be made pursuant to this Clause 4.1 shall be calculated in Canadian Dollars.

4.2	Statement of Adjustments

(a)

The Vendors shall carry out an interim accounting and adjustment and prepare and deliver to the Purchaser at least five (5) Business Days prior to the Closing Date a statement setting forth the Vendors’ good faith estimate of all adjustments to be made pursuant to this Transaction (the “Interim Statement of Accounting and Adjustment” or “ISOA”). The Purchaser shall pay the Closing Payment to CPCRC based on the calculation specified therefor in the ISOA.

(b)

The Vendors shall carry out a final accounting and adjustment and prepare and deliver to the Purchaser a statement setting forth all adjustments to be made pursuant to this Transaction no later than December 31, 2017, unless extended by the mutual agreement of the Parties, which in any event shall be not later than two hundred and forty days (240) days following the Closing Date (the “Final Statement of Accounting and Adjustment” or “FSOA”). The Final Statement of Accounting and Adjustment shall include the portion of Severance Costs payable by Purchaser pursuant to Clause 3.4(h) and 3.4(i).

(c)

The Vendors shall not be obligated to make any further adjustments after the FSOA is finalized, evidenced by the Parties signing an FSOA which clearly states that it is the final statement of all adjustments and by payment made pursuant thereto, unless the individual adjustment arises from:

(i)	an audit conducted pursuant to Clause 4.2(f);

(ii)	a specific request in writing is made by a Party within twelve (12) months following the Purchaser’s receipt of the FSOA identifying in reasonable detail an adjustment required by this Agreement; or

(iii)

a statement relating to a Thirteenth Month Adjustment, written notice of which is delivered to the Vendors within twenty-six (26) months following the end of the calendar year in which the Closing Date occurs; or

(iv)

an audit initiated by a Third Party having the right to conduct such an audit (other than the Crown), written notice of which is delivered to the Vendors within twenty-six (26) months following the end of the calendar year in which the Closing Date occurs; or

(v)

a statement from the Crown relating to a Crown gas royalty invoice, written notice of which is delivered to the Vendors within twenty-six (26) months following the end of the calendar year in which the Closing Date occurs; or

(vi)	an audit initiated by the Crown, written notice of which is delivered to the Vendors within forty- eight (48) months from the end of the calendar year in which the Closing Date occurs;

provided that an adjustment shall not be made under paragraphs (iii), (iv), (v) and (vi) above, unless such individual amount exceeds                      Canadian Dollars (CAD $        ) [REDACTED - Threshold Dollar Amount of Adjustment]and, to the extent applicable, is specifically requested in writing within ninety (90) days of: (A) completion of the audit field work if the requesting Party conducting the audit is Purchaser; and (B) the requesting Party’s receipt of the final audit report if the audit is conducted by the applicable Third Party. The other Party shall reply to any request for an adjustment within sixty (60) days of receipt of the request.

(d)

All adjustments shall be settled by the prompt payment by any Party obliged to make payment pursuant to this Agreement. Interest at the Default Rate shall be paid on any adjustment which remains unpaid by one Party to the other Party thirty (30) days after receipt of the notice that adjustment is to be paid from such thirtieth day to the date of payment.

(e)

Following Closing, and until the FSOA is prepared and delivered in accordance with Clause 4.2(b), in respect of the WCBU Assets, the Parties shall make such payments (in Canadian Dollars) as are necessary to settle, on a reasonably practicable basis, and not less frequently than monthly, all adjustments calculated in accordance with Clause 4.1(d) to the extent not accounted for in the ISOA, as a result of this Clause 4.2(e), or in the FSOA.

(f)

The Purchaser shall have the right at any time during the twelve (12) months following the Purchaser’s receipt of the FSOA, upon thirty (30) days’ prior written notice to the Vendors, during the Vendors’ normal business hours and at the Purchaser’s sole cost, to examine, copy and audit the accounting and financial books, records and accounts of the Vendors relating to the WCBU Assets for the purpose of effecting adjustments pursuant to and within the time provided for in this Clause 4.2. CPCRC shall have the right at any time during the twelve (12) months following the Purchaser’s receipt of the FSOA, upon thirty (30) days’ prior written notice to the Purchaser, during the Purchaser’s normal business hours and at CPCRC’s sole cost, to examine, copy and audit the accounting and financial books, records and accounts of the Purchaser relating to the FCCL

Partnership for the purpose of effecting adjustments pursuant to and within the time provided for in this Clause 4.2. The Purchaser shall cooperate with the Vendors so as to facilitate the scheduling of such audits.

(g)

Nothing in this Agreement shall restrict or otherwise interfere with the audit rights which the Parties may have under any WCBU Title and Operating Documents or the FCCL Partnership Agreement for the period prior to the Effective Time, it being the intention of the Parties that any adjustments occurring as a result of the exercise of such audit rights by the Parties shall be for the account of the Party entitled to the benefit of, or responsibility for the liability resulting from the exercise of such audit rights under the WCBU Title and Operating Documents or the FCCL Partnership Agreement, as of the Effective Date as the context requires. For the purposes hereof, the expression “audit rights” shall include the right to initiate an audit or to participate in or receive the benefits from such an audit.

ARTICLE 5

CLOSING, CLOSING CONDITIONS AND CLOSING DELIVERIES

5.1	Time and Place of Closing and Efforts to Fulfill Closing Conditions

The Closing of the Transaction shall take place at the Place of Closing at the Closing Time or such other place or time as the Parties may agree, on the Closing Date provided, however, that failure to close by such date shall not abrogate any rights or Claim that any Party may have under this Agreement for breach of contract or otherwise. Each Party shall proceed diligently and in good faith and use commercially reasonable efforts to fulfill and assist in fulfilling the conditions precedent to Closing set forth herein.

5.2	Vendors’ Closing Conditions

The obligation of the Vendors to complete the sale of the Partnership Interest and WCBU Assets pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following conditions precedent:

(a)

Representations and Warranties True: all representations and warranties of the Purchaser contained in this Agreement shall be true and correct in all respects (without regard to any materiality qualifier) as of the date hereof and on the Closing Date except to the extent given in respect of a particular date, in which case such representation and warranty need only be true as of such date, and except to the extent any untruth or inaccuracy in the aggregate does not create a Material Adverse Effect;

(b)

Covenants Performed: the Purchaser shall have performed and satisfied all obligations required by this Agreement to be performed and satisfied by the Purchaser on or prior to the Closing Date, including with respect to the Closing deliveries required of the Purchaser in accordance with Clause 5.5, except to the extent any failure to perform or satisfy such obligations does not in the aggregate, create a Material Adverse Effect;

(c)	Payment: the Purchaser shall have tendered the Closing Payment to the Vendors in the manner provided in Clause 3.3;

(d)	Share Consideration: the Purchaser shall have produced an electronic book-based entry in CDS representing the Share Consideration issued to CPCRC or its Affiliate Nominee; and

(e)	Required Approvals:

(i)

the Competition Act Approval shall have been obtained on terms that are satisfactory to the Purchaser, acting reasonably, provided that it will be reasonable for Purchaser not to accept terms that will result in an adverse impact that is material to the business of the Purchaser;

(ii)	the HSR Approval shall have been obtained;

(iii)	the CTA Approval shall have been obtained; and

(iv)	conditional approval from the TSX and NYSE to the listing of the Share Consideration shall have been obtained.

The foregoing conditions shall be for the benefit of the Vendors and may, without prejudice to any of the rights of the Vendors hereunder (excluding reliance on or enforcement of any representations, warranties or covenants dealing with the subject of or similar to the condition waived), be waived by it in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with, or waived by the Vendors, at or before the Closing Date, the Vendors may rescind and terminate this Agreement by written notice to the Purchaser, provided that the Vendors shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Clause 5.2 if the event or circumstances giving rise to such right is due to the negligent or willful failure by the Vendors to perform or observe in any material respect their covenants and agreements hereunder.

5.3	Purchaser’s Closing Conditions

The obligation of the Purchaser to complete the purchase of the Partnership Interest and WCBU Assets pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following conditions precedent:

(a)

Representations and Warranties True: all representations and warranties of the Vendors contained in this Agreement shall be true and correct in all respects (without regard to any materiality qualifiers) as of the date hereof and on the Closing Date, except to the extent any representation or warranty is given as of a specified date, in which case it need only be true as of that date, except to the extent any untruth or inaccuracy in the aggregate does not create a Material Adverse Effect;

(b)

Covenants Performed: the Vendors shall have performed and satisfied all obligations required by this Agreement to be performed and satisfied by the Vendors on or prior to the Closing Date, including the Closing deliveries specified in Clause 5.4 and the Vendors’ obligations in Clause 6.10 to be satisfied at or prior to the Closing Date, except to the extent any failure to perform or satisfy such obligations does not create a Material Adverse Effect;

(c)

No Partnership Material Adverse Effect: since the date of this Agreement, there have not been any changes, effects, events or occurrences that have had or would reasonably be expected to have, individually or in the aggregate a Partnership Material Adverse Effect of greater than fifteen percent (15%) of the Base Purchase Price on the value, ownership or operation of the FCCL Partnership Assets (as owned and operated as of the Effective Time).

(d)	Required Approvals:

(i)

the Competition Act Approval shall have been obtained on terms that are satisfactory to the Purchaser, acting reasonably, provided that it will be reasonable for Purchaser not to accept terms that will result in an adverse impact that is material to the business of the Purchaser;

(ii)	the HSR Approval shall have been obtained;

(iii)	the CTA Approval shall have been obtained; and

(iv)	conditional approval from the TSX and NYSE to the listing of the Share Consideration shall have been obtained.

The foregoing conditions shall be for the benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder (excluding reliance on or enforcement of any representations, warranties or covenants dealing with the subject of or similar to the condition waived), be waived by it in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with, or waived by the Purchaser, at or before the Closing Date, the Purchaser may rescind and terminate this Agreement by written notice to the Vendors, provided that the Purchaser shall not be permitted to exercise or purport to exercise any right of termination pursuant to this Clause 5.3 if the event or circumstances giving rise to such right is due to the negligent or willful failure by the Purchaser to perform or observe in any material respect its covenants and agreements hereunder.

5.4	Closing Deliveries by Vendor

At Closing, if the conditions precedent contained in Clause 5.2 are satisfied or are waived by the Vendors, the Vendors shall deliver or cause to be delivered to and in favour of the Purchaser, against and conditional on those deliveries required to be made by the Purchaser under Clause 5.5, the following:

(a)

a certificate given by an officer of each of the Vendors certifying the truth and accuracy of its respective representations and warranties and performance of its respective obligations substantially in the form attached as Schedule 5.4(a);

(b)	forms GST44 Election Concerning the Acquisition of a Business or Part of a Business duly executed by each of the Vendors pursuant to Clause 3.4(a);

(c)	duly executed General Conveyance for transfer of the WCBU Assets, signed by the applicable Vendors;

(d)	duly executed Partnership Unit Transfer and Partnership Agreement Novation Agreement, signed by CPCRC;

(e)	duly executed ROFR Agreement, signed by the Vendors; [REDACTED – Excluded Asset Specific Information]

(f)	duly executed Investor Agreement, signed by CPCRC or its Affiliate Nominee, as applicable;

(g)	duly executed Non-Compete Agreement, signed by the Vendors;

(h)	duly executed Registration Rights Agreement, signed by CPCRC or its Affiliate Nominee, as applicable;

(i)	subject to Clause 6.7, the duly executed Technical Services Agreement, signed by CPCRC,

(j)	duly executed Seismic Licence, signed by the Vendors;

(k)	subject to Clause 6.7, the duly executed Transition Services Agreement signed by CPCRC;

(l)	duly executed Contingent Payment Agreement, signed by CPCRC;

(m)

duly executed trust agreements in respect of any interests in Pipeline Records to be held in trust by the Vendors for the Purchaser available for execution at Closing in accordance with Clause 11.3, all signed by the applicable Vendors;

(n)	all Conveyance Documents available for execution at Closing pursuant to Clause 11.1(a) duly executed by the applicable Vendors;

(o)	those Security Interest discharges, if any, contemplated by paragraph (xiii) of the definition of Permitted Encumbrances;

(p)

duly executed amendment to Section 13.1 of the FCCL Partnership Agreement, signed by CPCRC in form and substance mutually agreeable to CPCRC and the Purchaser, each acting reasonably, providing for no allocation of taxable income or loss of the FCCL Partnership to CPCRC for fiscal periods of the FCCL Partnership ending after December 31, 2016;

(q)

duly executed resignations of CPCRC representatives on the FCCL Management Committee and Subcommittees, together with mutual releases of these representatives and FCCL Partnership, in the form attached as Schedule 5.4(q);

(r)

duly executed agreements, signed by CPCRC, terminating the FCCL Guarantees and the Area of Mutual Interest Agreement dated January 2, 2007 originally between                                                   and CPCRC, in a form acceptable to the Parties, acting reasonably; and [REDACTED – Relates to historical ownership of units in FCCL Partnership]

(s)

any and all other documents that are required to be delivered by the Vendors to the Purchaser pursuant hereto, provided that, for any documents required to be delivered by the Vendors to the Purchaser in respect of the WCBU Miscellaneous Interests:

(i)	where a document pertains exclusively to the WCBU Assets, then Vendors shall provide the original of such document to the Purchaser without retaining a copy; and

(ii)

where a document does not pertain exclusively to the WCBU Assets, then the Vendors shall be obligated to provide only a copy of such document to the Purchaser and shall be entitled to retain the original, or a copy, as the case may be, for themselves.

5.5	Closing Deliveries of the Purchaser

At Closing, if the conditions precedent set forth in Clause 5.3 are satisfied or are waived by the Purchaser, the Purchaser shall deliver or cause to be delivered to and in favour of the Vendors, against and conditional on those deliveries required to be made by Vendors under Clause 5.4, the following:

(a)

payment of the Closing Payment in immediately available funds by wire transfer in accordance with the settlement instructions provided in writing by CPCRC (on behalf of the Vendors) to the Purchaser in accordance with Clause 3.3;

(b)	the confirmation of a book-based entry in CDS representing the Share Consideration issued in the name of CPCRC;

(c)

the executed Legal Opinion by one or more external legal counsel to the Purchaser, it being understood that legal counsel for the Purchaser may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Purchaser and public officials, and that the opinions of such legal counsel to the Purchaser may be subject to customary assumptions and qualifications;

(d)

a certificate given by an officer of the Purchaser certifying the truth and accuracy of its respective representations and warranties and performance of its respective obligations, substantially in the form attached as Schedule 5.5(d);

(e)	duly executed General Conveyance for transfer of the WCBU Assets, signed by the Purchaser;

(f)	duly executed Partnership Unit Transfer and Partnership Agreement Novation Agreement, signed by the Purchaser;

(g)	duly executed ROFR Agreement, signed by the Purchaser; [REDACTED – Excluded Asset Specific Information]

(h)	duly executed Investor Agreement, signed by the Purchaser;

(i)	duly executed Non-Compete Agreement, signed by the Purchaser;

(j)	duly executed Registration Rights Agreement, signed by the Purchaser;

(k)	subject to Clause 6.7, the duly executed Technical Services Agreement, signed by the Purchaser;

(l)	duly executed Seismic Licence, signed by the Purchaser;

(m)	subject to Clause 6.7, the duly executed Transitional Services Agreement signed by the Purchaser;

(n)	duly executed Contingent Payment Agreement, signed by Purchaser;

(o)	duly executed trust agreements in respect of any interests in Pipeline Records to be held in trust by the Vendors for the Purchaser in accordance with Clause 11.3, all signed by the Purchaser;

(p)	the Required Approvals;

(q)	form GST44 Election Concerning the Acquisition of a Business or Part of a Business with respect to each of the Vendors duly executed by the Purchaser pursuant to Clause 3.4(a);

(r)	all Conveyance Documents tabled by Vendors pursuant to Clause 11.1(a), duly executed by the Purchaser as applicable;

(s)

duly executed amendment to Section 13.1 of the FCCL Partnership Agreement signed by the Purchaser, in form and substance mutually agreeable to CPCRC and the Purchaser, each acting reasonably, providing for no allocation of taxable income or loss of the FCCL Partnership to CPCRC for fiscal periods of the FCCL Partnership ending after December 31, 2016;

(t)	duly executed mutual releases of CPCRC representatives on the FCCL Management Committee and Subcommittees and FCCL Partnership in the form attached as Schedule 5.4(q);

(u)	repayment by the FCCL Partnership to CPCRC of FCCL promissory instrument in accordance with Clause 3.4(g); and

(v)

duly executed agreements, signed by Purchaser, terminating the FCCL Guarantees and the Area of Mutual Interest Agreement dated January 2, 2007 originally between                                                   and CPCRC, in a form acceptable to the Parties, acting reasonably; [REDACTED – Relates to historical ownership of units in FCCL Partnership]

(w)	any and all other documents that are required to be delivered by the Purchaser to the Vendors pursuant hereto.

5.6	Form of Deliveries at Closing

All deliveries under Clauses 5.4 and 5.5 respectively, shall, except as otherwise stated, be in a form acceptable to the Party to whom such deliveries are intended to be delivered and their respective solicitors, acting reasonably.

ARTICLE 6

PRE-CLOSING PERIOD MATTERS

6.1	Pre-Closing Transactions

(a)

The Purchaser acknowledges and agrees that at any time prior to Closing, a Vendor may amalgamate with an Affiliate, or change the name of, a Vendor or its Affiliate, in either case, in its sole and absolute discretion and without prior consent of the Purchaser.

(b)

The Vendors acknowledge and agree that at any time prior to Closing, the Purchaser may amalgamate with an Affiliate, or change the name of, any of the Purchaser or its Affiliates, in either case, in its sole and absolute discretion and without prior consent of Vendor, and may designate an Affiliate to be the transferee of any or all (as directed by the Purchaser) of the WCBU Assets including any or all of the WCBU Title and Operating Documents, as contemplated herein, provided that any such Affiliate shall become a party to this Agreement such that the Purchaser and such Affiliate shall be jointly and severally liable for each other’s acts and omissions.

6.2	WCBU Assets to be Maintained

During the Interim Period, the Vendors shall, to the extent that the nature of its interest permits, and subject to the WCBU Title and Operating Documents:

(a)	cause the WCBU Assets to be operated and maintained in a proper and prudent manner in accordance with generally accepted oil and gas industry practices and in material compliance with Applicable Laws;

(b)	pay or cause to be paid all costs and expenses relating to the WCBU Assets which become due prior to the Closing Date;

(c)	perform and comply with all material covenants and conditions contained in the WCBU Title and Operating Documents to be performed or complied with by the Vendors prior to Closing;

(d)

provide the Purchaser on a timely basis with copies of all operations notices, AFEs, requests for consents and similar notices received by the Vendors which, in any such case, exceed the applicable thresholds set forth in Clauses 6.4(a) and 6.5(a).

6.3	FCCL Partnership Matters

(a)	During the Interim Period, the Purchaser shall, subject to the FCCL Partnership Agreement:

(i)

cause the operation of the FCCL Partnership Assets to be operated and maintained in a proper and prudent manner in accordance with generally accepted oil and gas industry practices and in material compliance with the FCCL Partnership Agreement and Applicable Laws;

(ii)	pay or cause to be paid all costs and expenses relating to the FCCL Partnership Assets which become due prior to the Closing Date; and

(iii)

perform and comply or cause its Affiliates to perform and comply, with all material covenants and conditions contained in the FCCL Partnership Agreement to be performed or complied with by Purchaser or its Affiliates prior to Closing;

(b)	The Vendors’ shall not sell, assign, transfer, convey or Encumber the Partnership Interest except to the extent permitted pursuant to Clause 6.1.

(c)	During the Interim Period, the Vendor and the Purchaser shall cause FCCL Partnership to not:

(i)	distribute any amounts to its partners;

(ii)	call or demand any contributions or loans from its partners;

(iii)	amend any budget approved by the partners in accordance with the FCCL Partnership Agreement; and

(iv)	sell, assign, transfer, convey or Encumber any FCCL Partnership Assets, except to the extent expressly permitted in accordance with the FCCL Partnership Agreement without CPCRC’s consent.

(d)

Prior to Closing, but effective on Closing, CPCRC shall cause its representatives on the FCCL Management Committee and Subcommittee to resign and execute a release in respect of the FCCL Partnership in the form set forth in Schedule 5.4(q).

6.4	Restrictions on Conduct of Business

Except to the extent provided in Clause 6.1(a), the Vendors shall not, during the Interim Period, without the prior written consent of the Purchaser, which consent shall be timely provided if given, and notice that it will be withheld timely provided if not given, which consent may be given or withheld in Purchaser’s sole discretion:

(a)

make any single commitment or propose, initiate or authorize any single capital expenditure out of the ordinary course of Operations, of which the Vendors’ share is in excess of Five Million Canadian Dollars (CAD $5,000,000), except as may be reasonably necessary to protect or ensure life and safety or to preserve the WCBU Assets or title to the WCBU Assets or in respect of amounts which the Vendors may be committed pursuant to a contract with a Third Party, to expend or be deemed to authorize for expenditure without its consent, provided that Vendors shall give written notice and reasonable particulars to Purchaser for any such capital expenditures of between One Million Canadian Dollars (CAD $1,000,000) and Five Million Canadian Dollars (CAD $5,000,000);

(b)

enter into any transaction, contract or other arrangement in respect of the WCBU Assets, that is not terminable in notice of 62 days or less, and/or which has a value in excess of Five Million Canadian Dollars (CAD $5,000,000), unless such transaction, contract or other arrangement is contemplated in an AFE that has been approved as of the date of this Agreement;

(c)	except as a result of an expiry, surrender any of the WCBU Leases;

(d)	other than as may be required in accordance with Applicable Law or the terms of any WCBU Title and Operating Document, prior to the Closing Date, abandon any of the WCBU Assets;

(e)

materially amend or terminate any agreement or instrument relating to the WCBU Assets of Five Million Canadian Dollars (CAD $5,000,000), except as may be reasonably necessary to protect or ensure life and safety or to preserve the WCBU Assets or title to the WCBU Assets;

(f)

sell, encumber or otherwise dispose of any of the WCBU Assets or any interest therein, except regarding sales of the production of Petroleum Substances in the ordinary course of business and the sale of materials and supplies no longer required in connection with the WCBU Assets;

(g)	exercise any right (including any bidding rights at Crown sales or ROFR) or option of the Vendors relative to or arising as a result of the ownership of the WCBU Assets;

(h)	settle any Claim, the cost of which will be for the Purchaser’s account;

(i)	enter into any transaction with any Affiliate in respect of the WCBU Assets, except as may be permitted pursuant to Clause 6.1;

(j)	alter the terms of employment of any Transferring Employee other than in accordance with Article 16;

(k)	alter, or agree to alter, the terms of employment or contract of any Employee or Contractor including, to adopt any new or amend any existing, Employee Plans, except as required by Applicable Law;

(l)	terminate any Employee or Contractor, other than termination for just cause, or where reasonably required to protect the property and interests of the WCBU Assets; or

(m)	terminate, without just cause, any personnel required to provide transition services pursuant to the Transition Services Agreement.

The Purchaser will have the unilateral right to decide whether to consent to any of the foregoing; however, if Closing does not occur due to the breach of the Purchaser’s obligations hereunder, the Purchaser shall indemnify and hold harmless the Vendors for any incremental Losses and Liabilities directly attributable if the Purchaser does not consent to any of the foregoing actions as requested by the Vendors.

6.5	Interim Period Notices and Obligations of the Purchaser

(a)

If the Vendors receive any notice of operations during the Interim Period, (including casing point and abandonment elections and the exercise of options to drill wells or conduct exploration or development operations under farmout and similar agreements) on the WCBU Lands or the exercise of any right (including rights of first refusal and rights under area of mutual interest provisions) or any option relating to the WCBU Assets which is in excess of Five Million Canadian Dollars (CAD $5,000,000) for any single item or related series of items (each such operation or exercise of a right or option being referred to as a “Proposal”) from a Third Party, then, in a timely manner, the Vendors shall give notice, including full particulars of the Proposal, to the Purchaser and, as soon as is practicable, the Purchaser shall give the Vendors notice of whether or not it wishes to have the Vendors elect to participate in such Proposal. The Vendors’ notice to the Purchaser shall contain the length of any period during which the Vendors are required to respond to any notice received by them in accordance with the applicable operating agreement, at the end of which period, in the absence of a notice by the Purchaser, the Purchaser is deemed to have made a positive election or given its consent in respect of any notice received by it.

(b)

If the Purchaser and the Vendors disagree on the response to the Proposal, a meeting shall be immediately convened to discuss the differences. If consensus is not reached at that meeting, the Purchaser will have the unilateral right to decide the response provided that if Closing does not occur the Purchaser shall indemnify and hold harmless the Vendors for any incremental Losses and Liabilities directly attributable to such unilateral right exercised by the Purchaser.

6.6	Regulatory Hearings

(a)

If, during the Interim Period, the Vendors receive any notice from the AER, or the OGC, or any other Governmental Authority in respect of any hearing relating to the WCBU Assets, then, in a timely manner, the Vendors shall give notice thereof to the Purchaser, including particulars of the hearing and the WCBU Assets to which such hearing relates, and the Vendors shall use reasonable efforts to postpone the commencement of the hearing until after the Closing Date. If a hearing is nonetheless scheduled to commence prior to the Closing Date, the Vendors shall proceed with the hearing, and shall consult with the Purchaser in respect of all aspects of the conduct of the hearing and shall provide copies of all documentation filed with or received from the Governmental Authority in connection with such hearing. Any costs and expenses incurred by the Vendors relating to such hearing shall be solely for the Purchaser’s account if Closing occurs.

(b)

If the Vendors and the Purchaser disagree in respect of any matter relating to the hearing, a meeting shall be immediately convened to discuss the differences. If consensus is not reached at that meeting, subject to Vendors’ use of commercially reasonable efforts to postpone the commencement of the hearing until after the Closing Date, the Vendors shall have the unilateral right, acting reasonably, to decide the matter and proceed on that basis.

6.7	Negotiation of Interim Period Agreements

(a)	The Parties shall use commercially reasonable efforts to negotiate in good faith the following agreements for execution and delivery at Closing:

(i)	a Technical Services Agreement which contains the principles set forth in Schedule 1.1(llllllll);

(ii)	a Transition Services Agreement which contains the principles addressed in Schedule 1.1(vvvvvvvv); and

(b)

If the Parties have not succeeded in negotiating the agreements referenced in Clause 6.7(a)(i) or 6.7(a)(ii) for execution and delivery at Closing, they shall nevertheless be bound by the principles of such agreements as set forth in Schedules 1.1(llllllll), and 1.1(vvvvvvvv),as the context requires, on and after Closing until the earlier of the date such agreements are entered into by the Parties or the expiry of the term set forth in the principles established in such schedules. If the Parties have not succeeded in negotiating the Seismic Licence for execution and delivery at Closing, they shall nevertheless be bound by the principles of the form of seismic licence agreement referenced in the folder entitled “Seismic Licence” indexed at item 1.10.10.1 of the Data Room Information with the Purchaser as the licensor and the Vendors as the licensees.

6.8	Insurance by Purchaser

(a)

The Purchaser may, at any time on or after the Effective Time and prior to the Closing Date, obtain insurance in respect of such risks and perils and in such amounts as the Purchaser, in its sole discretion, deems appropriate, relating to the WCBU Assets and the Partnership Interest. The Vendors hereby consent to the Purchaser placing such insurance.

(b)

If during the Adjustment Period any of the WCBU Tangibles are damaged or destroyed or otherwise altered by reason of fire, flood, storm or other insured peril (“WCBU Facility Loss”), Vendors shall promptly notify Purchaser in writing of the nature and extent of the WCBU Facility Loss. The Parties shall proceed with Closing notwithstanding such WCBU Facility Loss. Upon Closing, Vendors shall assign to Purchaser all of the rights of Vendors (if any) to the proceeds of insurance payable in respect of such WCBU Facility Loss. After Closing Vendors shall, at Purchaser’s request and sole cost, use commercially reasonable efforts to assist Purchaser in the collection of such proceeds of insurance. The Purchaser shall be solely responsible for payment of any and all deductibles required to be paid in respect of such WCBU Facility Loss.

6.9	Required Approvals

(a)	Competition Act, Hart-Scott Rodino, and Canada Transportation Act Filings

(i)

The Purchaser shall promptly (and, in any event, within five (5) Business Days following the execution of this Agreement) or such other date as the Parties may agree, file with the Competition Bureau a request for an advance ruling certificate under section 102 of the Competition Act in respect of the Transaction. In addition to such request, upon a request from the Purchaser, the Parties shall promptly notify the Commissioner of the Transaction under section 114 of the Competition Act.

(ii)

Within five (5) Business Days following the execution of this Agreement or such other date as the Parties may agree, each of the Purchaser and the Vendors shall file any prescribed notifications under the HSR Act in respect of the Transaction.

(iii)

Concurrently with making the filings and notifications to the Commissioner under this Clause 6.9(a) (A) each of the Purchaser and the Vendors shall give the required notice to the Minister of Transport under section 53.1 of the Canada Transportation Act; and (B) the Purchaser shall file with the Minister of Transport a submission with respect to the public interest as it relates to national transportation in respect of the Transaction.

(iv)

The Parties shall cooperate with each other in connection with the preparation and submission of all filings, submissions, correspondence and communications of any material nature as may be or become necessary or desirable in connection with the Required Approvals, with the Parties using commercially reasonable efforts to provide such information as the other Party may reasonably request. Subject to Clause 6.9(a)(v), each Party shall provide to the other Party in advance of filing copies of all filings, submissions and correspondence for review.

(v)

Subject to Applicable Law, each Party shall provide the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all draft filings, applications, submissions, correspondence and communications to be made by it with or to any Governmental Authority in connection with obtaining the Required Approvals, to review all notices and correspondence received from any Governmental Authority with respect to all such filings, submissions, correspondence and communications in connection with the Required Approvals, keep the other Party informed of the status of any communications with, and provide copies or summaries of such communications to the other Party as are material and each Party shall use its commercially reasonable efforts to cooperate with and assist the other Party in the preparation and making of all such filings, submissions, correspondence and communications. Each Party shall use its commercially reasonable efforts to obtain all Required Approvals.

(vi)

A Party shall not participate in any planned meeting or planned discussion relating to any of the Required Approvals (whether in person, by phone or otherwise) with a Governmental Authority unless it consults with the other Party in advance and gives the other Party the opportunity to attend the meeting or discussion.

(vii)	The Parties shall submit information requested by a Governmental Authority in connection with its review of the Transaction as promptly as practicable.

(b)	Approval to Listing and Issuance of Share Consideration

(i)

The Purchaser will cause to be taken all necessary corporate action to allot and reserve for issuance the Share Consideration to be issued pursuant to this Agreement. The Purchaser will use its commercially reasonable efforts to obtain the conditional listing of the Share Consideration on the TSX by the Closing Time, subject to the satisfaction by the Purchaser of the customary conditions as specified by the TSX, and approval for listing of the Share Consideration on the NYSE by the Closing Time, subject only to the official notice of issuance, and the Purchaser will use its commercially reasonable efforts to promptly satisfy all such conditions to the listing of the Share Consideration on both the TSX and the NYSE. The Purchaser and the Vendors acknowledge and agree that the Share Consideration will be issued without the requirement for a prospectus under Applicable Canadian Securities Laws or registration under Applicable US Securities Laws. The Share Consideration will, subject only to the resale restrictions imposed by the Applicable Canadian Securities Laws, Applicable US Securities Laws and as set forth in the Registration Rights Agreement and the Investor Agreement, be freely tradeable by the holder thereof immediately after issuance and any certificates representing the Share Consideration or the ownership statement issued under a direct registration system or other electronic book-entry system will bear a restrictive legend substantially in the following form (and with the necessary information inserted) in accordance with Applicable Canadian Securities Laws, Applicable US Securities Laws and the policies of the TSX and NYSE indicating that the resale of such securities is restricted:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND A DAY AFTER CLOSING DATE].

THE SECURITIES REPRESENTED HEREBY ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR UNDER ANY U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CENOVUS ENERGY INC. (THE “ISSUER”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (A) TO THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, AND, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE U.S. STATE SECURITIES LAWS.

(ii)

The Purchaser shall take all necessary action to cause the restrictive legend above to be removed from the Share Consideration when and as permitted by Applicable Canadian Securities Laws, Applicable US Securities Laws and the policies of the TSX and NYSE.

(c)	Personal Information Forms

CPCRC shall provide to the Purchaser, within five (5) Business Days of receipt from the Purchaser, of the conditional approval of the TSX regarding the listing of the Share Consideration, personal information forms in the form prescribed by the TSX for the mind and management of CPCRC, or if CPCRC has provided notice designating the Affiliate Nominee to take receipt of the Share Consideration pursuant to Clause 3.3(b), for the mind and management of the Affiliate Nominee and, in any event, from each person identified by the TSX as being required to file such personal information form in order to receive the notice of the TSX approval specified in Clause 5.2 and 5.3.

(d)	Filing Fees

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                              [REDACTED – Responsibility for Filing Fees. Commercially Sensitive Information.]

6.10	Financing and Continuous Disclosure

(a)

COPCO and each Vendor agrees to use its respective commercially reasonable efforts to provide, at the Purchaser’s sole cost, risk and expense, such assistance as is reasonably requested by the Purchaser in connection with the Financing, any Follow-on Financing, and any Continuous Disclosure Document. Without limiting the generality of the foregoing, such assistance shall, subject to the terms of Clause 6.7(b) and 14.2, include the following:

(i)

upon reasonable request of the Purchaser to provide such historical information in respect of the WCBU Assets as may be required by the Purchaser to comply with Applicable Canadian Securities Laws and/or Applicable U.S. Securities Laws in any Offering Document or Continuous Disclosure Document or to respond to requests from securities commission in respect of any Offering Document or Continuous Disclosure Document;

(ii)

during the Interim Period, within twenty (20) Business Days of the completion of any interim quarterly period, providing the Purchaser with the unaudited comparative Statements of Revenue, Royalties and Production Costs of the WCBU Assets of the Vendor which relate to such quarterly period, prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards of the Canadian Securities Administrators (“NI 52-107”) for operating statements, and the line items in such statements to be prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States of America, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements, and except as noted within such statements, consistently applied throughout the periods involved, such statements to have been reviewed by the applicable Vendor’s independent auditors in accordance with the review standards generally accepted in the United States at the time of delivery to Purchaser (the “Interim Period WCBU Operating Statements”);

(iii)

using commercially reasonable efforts to take such actions as are reasonably requested by the Purchaser to provide documentation or other information required by a Governmental Authority under applicable “know your customer” and Money Laundering Laws, including the USA Patriot Act or to provide diligence documentation to the Purchaser in addition to the Data Room Information for purposes of completing any customary diligence requests from financing sources;

(iv)

using commercially reasonable efforts to cause its independent auditors to participate in underwriter due diligence sessions (upon receipt by the auditors of customary documentation requested by such auditors to be provided by the financing sources in advance of the session) and the preparation and timely delivery to the Purchaser or its Affiliates of customary long form comfort letters and consents in connection with any Offering Document and to provide any reports of such auditors;

(v)	providing such additional information as may be necessary for inclusion in the WCBU Assets Description to update for changes to the WCBU Assets during the Interim Period; and

(vi)

using its commercially reasonable efforts to assist the Purchaser with the preparation by the Purchaser of pro forma adjustments to the extent reasonably requested by the Purchaser relating to the Interim Period WCBU Operating Statements.

(b)

Notwithstanding any other provisions of this Agreement to the contrary, the Vendors hereby expressly consent to the use and public disclosure, including by the incorporation by reference, in each case, in whole or in part, by the Purchaser and any of its Affiliates of:

(i)

the WCBU Operating Statements (subject to any requirement to obtain auditor consent for such use and inclusion), the Asset Reserves Report, (subject to any requirement to obtain GLJ’s consent for such use and inclusion) and the WCBU Assets Description; and

(ii)	any of the information provided pursuant to this Clause 6.10, other than documentation or other information:

(A)	provided pursuant to Section 6.10(a)(iii); or

(B)	provided pursuant to Section 6.10(a)(iv) and which requires auditor consent to the use and public disclosure thereof;

in each case, in substantially the form and for the purpose such information was so provided, in connection with the Financing, any Follow-on Financing and/or in, including by incorporation by reference in, as the case may be, any Offering Document, Continuous Disclosure Document, ratings agency presentations or lender, underwriter or investor presentations of the Purchaser or any of its Affiliates. The foregoing shall constitute the consent and approval of the Vendors to such use and disclosure as required under Clause 18.1(b).

(c)

Nothing in this Clause 6.10 shall require COPCO, Vendors or any of their Affiliates to pay any commitment or other fees, reimburse any expenses or otherwise incur any liabilities or give any indemnities in relation to the Financing or any Follow-on Financing or any Continuous Disclosure Documents except in respect of any secondary offering to the extent expressly contemplated by the Registration Rights Agreement.

(d)

The Purchaser shall promptly reimburse Vendors and any of their Affiliates for all reasonable costs or expenses (including reasonable and documented costs and expenses of internal resources, counsel and accountants, and out-of-pocket costs, other than accounting costs associated with regular financial reporting by any Vendor) incurred by Vendors, their Affiliates, and their respective Representatives in connection with any cooperation provided for in this Clause 6.10.

(e)

Notwithstanding anything to the contrary contained in this Agreement, except for claims against the Financing Sources Related Parties by the Purchaser pursuant to any of the Debt Commitment Letters (and any definitive documents related thereto), (i) none of the Parties nor any of their respective Representatives, members or stockholders shall have any rights or claims against any of the Financing Sources Related Parties, in any way relating to this Agreement or the Transaction, or in respect of, any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any of the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (ii) none of the Financing Sources Related Parties shall have any liability (whether in contract, in tort or otherwise) to any Party or any of their respective Subsidiaries, Affiliates, Representatives, members or stockholders for any obligations or liabilities of any Party under this Agreement or for any Claim based on, in respect of, or by reason of, this Agreement or the Transaction or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to any of the Debt Commitment Letters or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

6.11	Anti-Sandbagging

(a)

During the Interim Period, each Party shall promptly, and in any event, not later than seven (7) Business Days prior to the Closing Date (the “Notice Date”), notify the other Party if such Party has knowledge of any fact or circumstance that causes or would cause any representations or warranties hereunder of such other Party to be untrue in any material respect prior to the Notice Date or any covenant of the other Party contained in this Agreement to be unfulfilled in any material respect prior to the Notice Date. Each of the Parties acknowledges and agrees that failure by a Party to given notice to the other Party of any breaches of the other Party’s representations and warranties or covenants of which it is then aware, within such time shall constitute an irrevocable waiver and release of all Claims for indemnity therefore under Clause 12.1 or 12.2, as the context requires. None of the Parties shall be entitled to the benefits of Clause 12.1 or 12.2, as the context requires, in respect of any breach of any representation, warranty or covenant of the other Party to the extent such Party had knowledge of the breach but failed to give the other Party notice of the breach in sufficient detail, prior to the Notice Date in accordance with this Clause 6.11. Each Party shall also promptly notify the other Party of any fact or circumstance or any accumulation of facts or circumstances that would, individually or in the aggregate, reasonably be expected to cause a failure of any of such Party’s or the other Party’s conditions to Closing to be satisfied as of such date.

(b)

Each indemnified Person shall use commercially reasonable efforts to mitigate and minimize Losses and Liabilities under or in relation to this Agreement upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses and Liabilities that are indemnifiable under this Agreement. Such indemnified Person shall not be required to incur extraordinary expense or risk to mitigate or minimize any such Losses and Liabilities. If an indemnified Person fails to so mitigate such Losses and Liabilities, the indemnifying Party shall have no liability for any portion of the Losses and Liabilities that could reasonably have been avoided had the indemnified Person made such efforts.

(c)

Except to the extent that Losses and Liabilities relating to any Claim for breach of representations, warranties or covenants hereunder could reasonably be expected to cause a failure of any Party’s conditions to Closing to be satisfied, the Parties shall proceed with Closing, notwithstanding Clause 6.11(a), and subject to Clause 6.11(b), shall preserve all rights to indemnity in respect of Claims for which notice was provided in accordance with Clause 6.11(a), subject to Clause 12.5(d)(iii).

6.12	Other Prohibited Activities - Standstill

(a)	In this Clause 6.12, the following terms shall have the following meanings:

(i)

“Hedge” means, in respect of any common shares of the Purchaser, to enter into any hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other agreement, instrument, transaction or series of transactions that hedges, Transfers or has as the subject matter thereof, in whole or in part, directly or indirectly, any right or interest in any common shares in the capital of the Purchaser, including the voting rights associated therewith or other economic consequence of ownership of such common shares of the Purchaser, whether any such hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other agreement, instrument, transaction or series of transactions, is to be settled by delivery of securities, in cash or otherwise; and

(ii)

“Transfer” includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing.

(b)

During the Interim Period, and, solely for the purposes of Clause 6.12(b)(i) through (vi) during the period which is one hundred and eighty (180) days following any termination of this Agreement, without the prior written consent of the Purchaser (which consent may, in the sole discretion of the Purchaser, be withheld or given subject to such conditions as the Purchaser may in its sole discretion determine), none of COPCO, the Vendors or any of their respective Affiliates, nor any of their respective Representatives acting on behalf of COPCO or any Vendor or any of their respective Affiliates, will, directly or indirectly, do any of the following or cause such to occur:

(i)

acquire, offer or agree to acquire or make any public proposal to acquire or offer to acquire, in any manner, directly or indirectly, beneficial ownership of or control or direction over any: (A) voting securities (including common shares in the capital of the Purchaser) or voting rights in respect of voting securities; (B) securities convertible or exchangeable into voting securities (including derivatives or similar instruments which would provide voting rights in respect of voting securities or an entitlement to accept voting securities or any voting rights on settlement); or (C) assets, of the Purchaser or its Subsidiaries, except in the case of assets of the Purchaser or its Subsidiaries, offers and agreements made in the ordinary course of business of the Purchaser and of the Vendors and its Affiliates not otherwise restricted in this Article 6;

(ii)

engage in any discussion or negotiations, conclude any understanding, enter into any agreement or propose or offer to enter into, directly or indirectly, any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, the Purchaser or its Subsidiaries;

(iii)

knowingly engage in, participate in, or in any way initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any “solicitation” (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of the Purchaser, or knowingly initiate, propose or otherwise “solicit” (as such term is defined in the CBCA) security holders of the Purchaser to vote any securities of the Purchaser on any matter;

(iv)

seek, alone or in concert with others, (A) to requisition or call a meeting of shareholders of the Purchaser, (B) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, or (C) to effect the removal of any member of the Board or otherwise alter the composition of the Board;

(v)	otherwise seek to advise, control, change or influence the business, operations, management, polices or Board of the Purchaser;

(vi)

enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, assist or encourage any Person to take any action inconsistent with the foregoing, or publicly disclose any plan, intention or proposal with respect to any of the foregoing; or

(vii)	Hedge or cause the Hedge of its direct or indirect exposure to any common shares of the Purchaser.

ARTICLE 7

INFORMATION, PROPRIETARY SEISMIC DATA AND ACCESS TO RECORDS

7.1	Technical and Operating Information

The Vendors shall, upon request, and subject to contractual restrictions relating to disclosure and Clause 14.2, use commercially reasonable efforts after Closing to obtain consent to disclosure from applicable Third Parties, make available all technical data relating to the WCBU Assets (including drilling reports, well files and production records) as are in the possession of the Vendors for such inspection as the Purchaser reasonably requires in connection herewith. After Closing, the Vendors shall, where consent to disclose is required and has been obtained, deliver to the Purchaser such technical data, provided that nothing contained in this Clause 7.1 shall require Vendors to disclose data and information which are subject to confidentiality restrictions prohibiting their disclosure for which consent has not been obtained, nor any economic evaluations, forecasts, analyses and similar items which are not comprised in the WCBU Assets or FCCL Partnership Assets) or valuations prepared in contemplation of the Transaction.

7.2	Proprietary Seismic Data – Seismic Licence

(a)	The Purchaser shall execute and deliver to Vendors the Seismic Licence at the Closing Date in respect of the Proprietary Seismic Data.

(b)

Within a reasonable period of time following the Closing Date, and subject to Clause 14.2, the Vendors shall deliver the Proprietary Seismic Data to the Purchaser and retain a licenced copy thereof pursuant to the Seismic Licence, provided however, that nothing shall require the Vendors to deliver to the Purchaser Proprietary Seismic Data which it is legally prohibited from conveying.

7.3	Partnered Seismic Data and Brokered Seismic Data

(a)

For a period of two (2) years after the Closing Date, subject to compliance with any consent requirements and restrictions against disclosure or transfer, and provided that Purchaser has paid any applicable fees arising on such disclosure or transfer:

(i)	Vendors shall convey to the Purchaser the Vendors’ and their Affiliate’s share of all Partnered Seismic Data; and

(ii)	transfer the Vendors’ and their Affiliate’s licences to the Brokered Seismic Data identified and reasonably requested by the Purchaser on timing agreed to by the Vendors, acting reasonably. Vendors shall cooperate with the Purchaser to identify and confirm their interests in Partnered Seismic Data and Brokered Seismic Data at the Purchaser’s sole cost. The Vendors shall initially provide a summary of such data to the Purchaser. To the extent that any fees are payable in respect of the licensing of any of the Partnered Seismic Data or Brokered Seismic Data, the Vendors shall waive their share of such fee and Purchaser shall be responsible for any and all other fees in respect of the Partnered Seismic Data or Brokered Seismic Data. Vendors shall be entitled to keep a copy of all Partnered Seismic Data or Brokered Seismic Data where there is no cost to the Purchaser associated with such retention and where no Third Party restrictions against disclosure or transfer exist.

(b)

Vendors shall, following Closing and subject to Clause 14.2, upon request by the Purchaser, use commercially reasonable efforts to request waivers or consents from any Third Parties to any agreements to which the restrictions against disclosure or transfer contemplated in Clause 7.3(a) apply, provided that any fees or payments necessary to obtain any such waivers or consents that the Purchaser requests the Vendors to obtain, shall be for the sole account of the Purchaser.

7.4	Access to Records and Copies

The Vendors may, at their sole expense obtain from the Purchaser copies or photocopies of:

(a)

subject to Clause 7.4(b), for a period of six (6) years after Closing, any WCBU Title and Operating Documents and correspondence, documentation and reports relating to the WCBU Assets, and in respect only of the period prior to Closing, which were delivered to the Purchaser at or following Closing; and

(b)

for a period of seven (7) years after Closing, any tax and financial documentation relating to the WCBU Assets and any correspondence, documentation and reports relating to the Partnership Interest, in respect only of the period prior to Closing, including the FCCL Partnership books, records and tax and financial documentation which were either delivered to the Purchaser at or following Closing or to which the Vendors would otherwise have been entitled under the FCCL Partnership Agreement;

as is necessary for the purpose of responding to an audit by a Third Party or Governmental Authority, prosecuting or defencing a Claim, or for the purposes of preparing, filing or responding to an audit, assessment or re-assessment for, Taxes.

ARTICLE 8

PURCHASER’S INSPECTION OF WCBU ASSETS

8.1	Vendors to Provide Access

During the period following the execution of this Agreement until the Closing Date, upon the Purchaser’s request, the Vendors shall, subject to the Applicable Laws and Clause 18.1, provide the Purchaser and its Representatives:

(a)

with reasonable access at CPCRC’s offices, during normal business hours and upon reasonable prior notice to CPCRC, to the WCBU Title and Operating Documents of the Vendors and all other WCBU Miscellaneous Interests relating to the WCBU Assets, for the purpose of the review of the Vendors’ title to the WCBU Assets and any Environmental Matters related to the WCBU Assets, provided that the Purchaser and its Representatives shall not be entitled to make copies of such documents; and

(b)

with a reasonable opportunity during normal business hours and upon reasonable prior notice to CPCRC, to physically inspect, while accompanied by the Person designated for such purpose by CPCRC, the WCBU Assets, to make field visits to the sites of the WCBU Assets and conduct an environmental assessment of the WCBU Assets, all at the sole cost, risk and expense of the Purchaser, insofar as such access can be reasonably provided and subject to the following:

(i)

if Purchaser undertakes an environmental assessment, the scope of the proposed assessment, including testing protocols, must be acceptable to CPCRC acting reasonably prior to the commencement of the proposed assessment and shall be conducted by a competent environmental consultant in good standing in its professional institution in the Province of Alberta;

(ii)	if Purchaser takes samples from the WCBU Lands or WCBU Tangibles, Purchaser shall split each sample and deliver one part to CPCRC or to an accredited laboratory as directed by CPCRC; and

(iii)

Purchaser shall, at its sole cost, provide CPCRC with copies of all draft and final reports, results, data and analyses of the site visit, inspections and assessments within five (5) Business Days of the Purchaser’s receipt of them;

provided, however, that notwithstanding anything contained herein, if Closing does not occur, the provisions of Clause 18.1 in respect of such information shall survive termination of this Agreement.

(c)

Notwithstanding anything herein contained to the contrary, the Purchaser shall rely on its own records relating to the FCCL Partnership and its title to the FCCL Partnership Assets, and shall only be entitled to conduct a review of or CPCRC’s title to the Partnership Interest but not to serve any notice of Title Defects in respect of the FCCL Partnership’s title to the FCCL Partnership Assets or any Notice of Environmental Defects in respect of the Environmental condition of any of the FCCL Partnership Assets.

8.2	Restrictions on Disclosure

The access afforded to the Purchaser and its Representatives pursuant to Clause 8.1 shall be subject to the confidentiality provisions in Clause 18.1 and the terms and conditions prohibiting disclosure of information in existing agreements with a Third Party to which any Vendor is a party or is bound. Upon request by the Purchaser, the Vendors shall use commercially reasonable efforts to request any required waivers or consents from Third Parties. The Purchaser shall be responsible to the Vendors for ensuring that its Representatives comply with the restrictions on use and disclosure of information set forth in the confidentiality provisions in Clause 18.1 and existing agreements to which any Vendor is a party or is bound which have been provided to the Purchaser before the date of this Agreement, and the Purchaser shall be liable to the Vendors for any breaches or violations thereof by the Purchaser and/or the Purchaser’s Representatives.

8.3	Access Conditions

The Purchaser agrees to comply fully with all rules, requirements and reasonable instructions issued by CPCRC or its agents regarding the Purchaser’s actions while upon, entering, or leaving CPCRC’s offices, field sites or any other property. The Purchaser further agrees to be liable to and to indemnify, defend and hold harmless the Vendors, their respective Representatives, and the other Persons holding an interest in the inspected WCBU Assets from and against any and all Claims, Losses and Liabilities occurring or arising as a result of or in connection with such entry into CPCRC’s offices, field sites or onto any property to so inspect the WCBU Assets pursuant to Clauses 8.1(a) and 8.1(b)., except to the extent such Claims, Losses and Liabilities are as a result of the Gross Negligence of the Vendors, their respective Representatives, or such other Persons holding an interest in the inspected WCBU Assets.

8.4	Title Defects

(a)

Not later than five (5) Business Days prior to the Closing Date, the Purchaser shall give the Vendors written notice of any Material Title Defects that the Purchaser does not waive; provided that if such notice is not received at any time at or before 4:00 p.m., Calgary time on such day, the title of the Vendors in and to the WCBU Assets for which access to files was requested by Purchaser and provided by Vendors shall be deemed to be acceptable to the Purchaser for purposes of this Agreement. The Purchaser further agrees that notice of all Material Title Defects shall be provided in writing to the Vendors at the earliest time at which they are discovered. Such notice shall specify such Material Title Defects in reasonable detail, the WCBU Assets directly affected thereby, the bona fide value (in US Dollars) allocated by the Purchaser, acting reasonably, to the affected WCBU Assets and the bona fide amount (in US Dollars), in the Purchaser’s opinion, acting reasonably, by which the value of each affected Asset has been reduced by such Material Title Defect and taking into account the likelihood that such Material Title Defect will manifest itself (the “Title Defect Value”), reasonable detail as to how such Title Defect Value was calculated and the Purchaser’s requirements for the rectification or curing thereof.

(b)	Subject to Clauses 8.4(a) and 8.6, where the aggregate amount of the Title Defect Value of the Material Title Defects described in Purchaser’s notice is:

(i)

less than or equal to the Threshold Amount, the Purchaser shall waive all such Material Title Defects and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Material Title Defects;

(ii)

greater than the Threshold Amount but less than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), the Purchaser may elect by written notice to the Vendors not later than two (2) Business Days before the Closing Date to either:

(A)	permanently waive the Material Title Defects described in Purchaser’s notice and proceed with Closing without an adjustment to the Purchase Price; or

(B)

not waive the Material Title Defects described in Purchaser’s notice, in which case the Vendors shall use commercially reasonable efforts to cure such Material Title Defects by not later than forty-five (45) days after the Closing Date provided that the Vendors may, but shall not be required to, make any payment or expend any monies to cure such Material Title Defects. If the Title Defect Value of the Material Title Defects described in the Purchaser’s notice which have not been cured to the Purchaser’s reasonable satisfaction on or prior to the Closing Date (the “Uncured Title Defects”):

(1)

is less than or equal to the Threshold Amount, the Purchaser shall waive all such Uncured Title Defects and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Uncured Title Defects; or

(2)

continues to exceed the Threshold Amount but are less than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), the Parties shall proceed with Closing with the Purchase Price reduced, subject to Clause 15.2(b)(i), 15.2(c) and 12.5(d)(iii) on a dollar for dollar basis, by the amount of the aggregate Title Defect Value of all Uncured Title Defects up to twenty-five percent (25%) of the Base Purchase Price, (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), whereupon such adjustments shall be Purchaser’s sole and absolute remedy under this Agreement in respect of such Uncured Title Defects, all Uncured Title Defects shall be deemed to have been cured for all purposes of this Agreement, and the Parties shall proceed with Closing with the Purchase Price adjusted accordingly, provided that if Vendors cure all or any portion of the Uncured Title Defects for which the Purchase Price was adjusted, within such forty-five (45) day period after the Closing Date, Vendors shall be entitled to recover the portion of the Purchase Price reduced by the Uncured Title Defect at Closing that is then cured, subject to Clause 15.2(b)(i) and 15.2(c); or

(iii)

greater than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), (either before or after Vendors efforts to cure such Material Title Defects), then either Party may elect, at or before the Closing Date, to terminate this Agreement in its entirety, in which case the Parties shall be released and discharged from all further obligations arising under this Agreement except with respect to rights and obligations arising pursuant to Clauses 3.2, 8.3 and 18.1.

(c)

Failure by either Party to make an election in respect of Clause 8.4(b)(ii) or Clause 8.4(b)(iii) at or before the time specified therein shall be deemed to be an election by the Purchaser to complete the Transaction without an adjustment to the Base Purchase Price on account of such Uncured Title Defects, and in such case Purchaser agrees to have permanently waived all Uncured Title Defects for purposes of this Agreement.

(d)

If the Parties do not agree, for purposes of Clause 8.4(b), on the existence of a Material Title Defect or the Title Defect Value of an Uncured Title Defect, or whether the efforts of the Vendors to cure such Uncured Title Defect are effective, such dispute may be resolved in accordance with Clause 15.2(b)(i). No such dispute shall result in a delay of the Closing Date, unless the aggregate Title Defect Values asserted by the Purchaser, together with the aggregate of all Environmental Defect Values and Losses and Liabilities represented by all Material Undisclosed Claims asserted by the Purchaser, collectively, exceed twenty-five percent (25%) of the Base Purchase Price.

8.5	Environmental Defects

(a)

Not later than five (5) Business Days prior to the Closing Date, the Purchaser shall give the Vendors written notice of any Material Environmental Defects that the Purchaser does not waive; provided if such notice is not received at any time at or before 4:00 p.m., Calgary time on such day, the Environmental condition of the WCBU Assets for which WCBU Environmental Liabilities was disclosed in the Data Room Information or for which access to files was requested by Purchaser and provided by Vendors without a follow up site visit shall be deemed to be acceptable to the Purchaser for purposes of this Agreement. The Purchaser further agrees that notice of all Material Environmental Defects shall be provided in writing to the Vendors at the earliest time at which they are discovered. Such notice shall specify such Material Environmental Defects in reasonable detail, the WCBU Assets directly affected thereby, the bona fide value (in US Dollars) allocated by the Purchaser, acting reasonably, to the affected WCBU Assets and the bona fide amount (in US Dollars), in the Purchaser’s opinion, acting reasonably, by which the value of each affected Asset has been reduced by such Material Environmental Defect and taking into account the likelihood that such Material Environmental Defect will manifest itself (the “Environmental Defect Value”), reasonable detail as to how such Environmental Defect Value was calculated and the Purchaser’s requirements for the rectification or curing thereof.

(b)	Subject to Clauses 8.5(a) and 8.6, where the aggregate amount of the Environmental Defect Value of the Material Environmental Defects described in Purchaser’s notice is:

(i)

less than or equal to the Threshold Amount, the Purchaser shall be deemed to have permanently waived the Material Environmental Defects described in Purchaser’s notice and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Material Environmental Defects;

(ii)

greater than the Threshold Amount but less than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), the Purchaser may elect by written notice to the Vendors not later than two (2) Business Days before the Closing Date to either:

(A)	permanently waive the Material Environmental Defects described in Purchaser’s notice and proceed with Closing without an adjustment to the Purchase Price; or

(B)

not waive the Material Environmental Defects described in Purchaser’s notice, in which case the Vendors shall use commercially reasonable efforts, within forty-five (45) days after the Closing Date subject to surface and other access restrictions, to commence and thereafter diligently pursue efforts to cure such Material Environmental Defects, provided that the Vendors may, but shall not be required to, make any payment or expend any monies to cure such Material Environmental Defects. If after Vendors’ efforts to cure such Material Environmental Defects, the Environmental Defect Value of the Material Environmental Defects described in Purchaser’s notice which have not been cured to the Purchaser’s reasonable satisfaction on or prior to the Closing Date (the “Uncured Environmental Defects”):

(1)

is less than or equal to the Threshold Amount, the Purchaser shall be deemed to have permanently waived the Uncured Environmental Defects and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Uncured Environmental Defects;

(2)

continues to exceed the Threshold Amount but are less than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), the Purchase Price shall, subject to Clause 15.2(b)(i), 15.2(c) and 12.5(d)(iii) be reduced on a dollar for dollar basis, by the amount of the aggregate Environmental Defect Value of all Uncured Environmental Defects up to twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), whereupon such adjustments shall be Purchaser’s sole and absolute remedy under this Agreement in respect of such Uncured Environmental Defects, all Uncured Environmental Defects shall be deemed to have been cured for all purposes of this Agreement, and the Parties shall proceed with Closing with the Purchase Price adjusted accordingly, provided that if Vendors cure all or any portion of the Uncured Environmental Defects for which the Purchase Price was adjusted, prior to the date that is six (6) months from the Closing Date, Vendors shall be entitled to recover the portion of the Purchase Price reduced by the Uncured Environmental Defects at Closing that is then cured, subject to Clause 15.2(b)(i) and 15.2(c); or

(iii)

greater than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), (either before or after Vendors’ efforts to cure such Material Environmental Defects), then either Party may elect, at or before the Closing Date, to terminate this Agreement in its entirety, in which case the Parties shall be released and discharged from all further obligations arising under this Agreement except with respect to rights and obligations arising pursuant to Clauses 3.2, 8.3 and 18.1.

(c)

Failure by either Party to make an election in respect of Clause 8.5(b)(ii) or Clause 8.5(b)(iii) at or before the time specified therein shall be deemed to be an election by the Purchaser to complete the Transaction without an adjustment to the Purchase Price on account of such Uncured Environmental Defects, and in such case Purchaser agrees to have permanently waived all Uncured Environmental Defects for purposes of this Agreement.

(d)

If the Parties do not agree, for purposes of Clause 8.5(b), on the existence of a Material Environmental Defect or the Environmental Defect Value of an Uncured Environmental Defect, or whether the Vendors efforts to cure such Material Environmental Defect are effective, such dispute may be resolved in accordance with Clause 15.2(b)(ii). No such dispute shall result in a delay of the Closing Date, unless the aggregate Title Defect Values asserted by the Purchaser, together with the aggregate of all Environmental Defect Values and Losses and Liabilities represented by all Material Undisclosed Claims asserted by the Purchaser, collectively, exceed twenty-five percent (25%) of the Base Purchase Price.

8.6	Combined Threshold

If the amount by which the aggregate of:

(a)	the value that the WCBU Assets has been reduced due to Uncured Title Defects; plus

(b)	the estimated costs of the remediation required to remedy all of the Uncured Environmental Defects; plus

(c)	the Losses and Liabilities represented by all Material Undisclosed Claims that are not duplicative of Uncured Title Defects or Uncured Environmental Defects;

(collectively, the “Claimed Amounts”) is:

(d)

less than or equal to the Threshold Amount, the Purchaser shall be deemed to have permanently waived such Material Title Defects, Material Environmental Defects, and Material Undisclosed Claims described in Purchaser’s notice, and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Material Title Defects, Material Environmental Defects and Material Undisclosed Claims; or

(e)

greater than the Threshold Amount, but less than twenty-five percent (25%) of the Base Purchase Price, (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), Purchaser may elect, by notice in writing delivered to CPCRC on or prior to two (2) Business Days prior to the Closing Date, to:

(i)

permanently waive the Material Title Defects, Material Environmental Defects and Material Undisclosed Claims described in Purchaser’s notice, and proceed with Closing without an adjustment to the Purchase Price on account of such Material Title Defects, Material Environmental Defects and Material Undisclosed Claims; or

(ii)

not waive the Material Title Defects, Material Environmental Defects and Material Undisclosed Claims described in Purchaser’s notice, in which case, the Vendor shall use commercially reasonable efforts to cure such Material Title Defects and/or Material Undisclosed Claims within the period specified in Clause 8.4(b)(ii)(B) and/or such Material Environmental Defects within the period specified in Clause 8.5(b)(ii)(B), provided that the Vendors may, but shall not be required to, make any payment or expend any monies to cure such Material Title Defects, Material Environmental Defects or Material Undisclosed Claims. If, after Vendors’ efforts to cure such Material Title Defects, Material Environmental Defects, and Material Undisclosed Claims, the remaining Claimed Amounts which have not been cured to the Purchaser’s reasonable satisfaction on or prior to the Closing Date (the “Uncured Defects and Claims”):

(A)

is less than or equal to the Threshold Amount, the Purchaser shall be deemed to have permanently waived the Uncured Defects and Claims, and the Parties shall proceed with Closing without an adjustment to the Purchase Price on account of such Uncured Defects and Claims;

(B)

continues to exceed the Threshold Amount but is less than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), the Purchase Price shall, subject to Clause 15.2(b)(i), 15.2(c) and 12.5(d)(iii), be reduced by the amount of the aggregate value or Losses and Liabilities arising from the Uncured Defects and Claims, up to twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), whereupon such adjustments shall be Purchaser’s sole and absolute remedy under this Agreement in respect of such Uncured Defects and Claims; all Uncured Defects and Claims shall be deemed to have been cured for all purposes of this Agreement, and the Parties shall proceed with Closing with the Purchase Price adjusted accordingly, provided that if Vendors cure all or any part of the Uncured Defects and Claims for which the Purchase Price was adjusted, within the applicable period specified above in this Clause 8.6(e)(ii), Vendors shall be entitled to recover the portion of the Purchase Price reduced by the Uncured Defects and Claims at Closing that is then cured, subject to Clause 15.2(b)(i) and 15.2(c); or

(f)

greater than twenty-five percent (25%) of the Base Purchase Price (calculated in US Dollars prior to adjustments and converted into Canadian Dollars in accordance with Clause 1.2(m)), (either before or after the Vendors efforts to cure such Material Title Defects, Material Environmental Defects and Material Undisclosed Claims,) either Party may terminate this Agreement upon written notice delivered to the other Party not later than two (2) Business Days prior to the Closing Date, in which case the Parties shall be released and discharged from all further obligations hereunder, except with respect to the rights and obligations arising pursuant to Clauses 3.2, 8.3 and 18.1. Failure by Purchaser to elect in writing to terminate this Agreement within the time period aforesaid will be deemed to be an election to complete the Transaction without an adjustment to the Purchase Price on account of such Uncured Defects and Claims.

(g)

If the Parties do not agree, for purposes of Clause 8.6(c) on the existence of a Material Undisclosed Claim or the amount of Losses and Liabilities that may directly arise from a Material Undisclosed Claim, or whether the Vendors efforts to cure such Material Undisclosed Claims are effective, such dispute may be resolved in accordance with Clause 15.2(a). No such dispute shall result in a delay of the Closing Date unless the aggregate value of all Uncured Title Defects and Uncured Environmental Defects and Losses and Liabilities represented by all Material Undisclosed Claims asserted by the Purchaser, collectively, exceeds twenty-five percent (25%) of the Base Purchase Price.

8.7	Security Interests

(a)

Not later than Ten (10) Business Days prior to Closing, the Purchaser shall provide Vendors with written notice of all Security Interests registered against the WCBU Assets for which Purchaser, acting reasonably, believes could materially and adversely affect the WCBU Assets and requires a discharge or no interest letter at or before Closing.

(b)	Vendors shall provide at or before Closing, either a discharge or a no interest letter with respect to:

(i)	the Security Interests for which Purchaser provided notice in accordance with Clause 8.7(a);

(ii)

any Security Interest registered in favour of a Third Party against a Vendor or Vendor’s real property or personal property interest in all or any portion of the WCBU Assets, the FCCL Partnership Assets, the Partnership Interest or any proceeds thereof in respect of money borrowed by a Vendor; and

(iii)

any Security Interest registered in favour of any Vendor or an Affiliate of any Vendor against another Vendor’s real property or personal property interest in all or any portion of the WCBU Assets, the FCCL Partnership Assets, the Partnership Interest or any proceeds thereof.

(c)

As soon as reasonably practicable after Closing, Vendors shall take commercially reasonable steps to provide either a discharge or a no interest letter, if applicable, with respect to any other Security Interests identified by Purchaser which are registered against a Vendor at the applicable Personal Property Registry which Encumber the Partnership Interest or the WCBU Assets.

ARTICLE 9

THIRD PARTY RIGHTS AND CONSENTS

9.1	Rights of First Refusal

(a)

The Purchaser acknowledges that certain of the WCBU Assets may be subject to a ROFR which is exercisable by virtue of the Vendors and the Purchaser having entered into this Agreement. The Parties acknowledge and agree that while the Vendors have used commercially reasonable efforts to identify ROFRS triggered by the Transaction, there may be ROFRs identified after Closing in addition to the Identified ROFRS for which the Purchaser shall be required to comply. The Purchaser shall use commercially reasonable efforts to provide to the Vendors within ten (10) Business Days following:

(i)	execution of this Agreement, its bona fide allocations of the portion of the Base Purchase Price attributable to the WCBU Assets for the Identified ROFRs; and

(ii)

the Vendors’ or the Purchaser’s identification of ROFRs in addition to the Identified ROFRs, its bona fide allocations of the portion of the Base Purchase Price attributable to the WCBU Assets for such additional ROFRs;

(in each case the “Allocated ROFR Value”). The Purchaser acknowledges and agrees that for purposes of complying with any ROFRs, the Allocated ROFR Value shall be limited for all purposes, to a sale of the WCBU Assets affected by such ROFR. If the Vendors have a bona fide concern regarding the allocation, the Purchaser shall provide reasonable detail therefor.

(b)

The Vendors shall promptly serve all notices required in respect of Identified ROFRs and other ROFRs in each case where no exemption applies, as promptly as possible after identification and receipt of the Allocated ROFR Value, utilizing the Allocated ROFR Value. Each such notice shall include a request for a waiver of the ROFR and the granting of any consent that may be required. The Vendors shall, and shall cause any Affiliates or Subsidiaries to waive all ROFRs in respect of any non-arm’s length agreements to which a ROFR is triggered as a result of this Agreement.

(c)

Notwithstanding any other provision of this Agreement to the contrary, if any of the Third Parties receiving such a notice (a “ROFR Holder”) elects to exercise its rights to acquire the WCBU Assets subject to the ROFR (hereinafter in this clause called the “Exercised Assets”), the Vendors shall as soon as reasonably possible notify the Purchaser of same and thereupon:

(i)

the Exercised Assets shall not be sold pursuant hereto and the terms “WCBU Assets”, “WCBU Lands”, “WCBU Leases”, “WCBU Major Facilities and Pipelines”, “WCBU Miscellaneous Interests”, “WCBU Petroleum and Natural Gas Rights”, “WCBU Licences”, “WCBU Surface Interests”, “WCBU Tangibles”, “WCBU Units”, and “WCBU Wells” shall be construed so as not to include such Exercised Assets;

(ii)

the Base Cash Price shall be reduced by the Allocated ROFR Value attributed to the Exercised Assets, and any adjustments applicable thereto calculated in accordance with Clause 4.1 and the term “Base Cash Price” shall be construed to be such reduced amount;

(iii)	except as contemplated in Clause 9.1(c)(ii), there shall be no adjustments made pursuant to Article 9 on account of any Exercised Assets.

(iv)	if the Parties cannot agree on the allocation under this Article 9, such dispute may be resolved in accordance with Clause 15.2(b)(i).

(d)

From and after Closing the Parties shall cooperate and shall take all steps required to comply with any ROFRs identified after Closing in accordance with the terms thereof. The Purchaser shall be entitled to receive and retain all proceeds payable by the holders of any such ROFRs exercised after Closing and there will be no adjustment to the Purchase Price as a consequence of the identification of any such ROFRs or the exercise thereof after Closing.

(e)

The Purchaser shall be liable to the Vendors for all Claims, and as a separate and independent covenant, the Purchaser agrees to indemnify and hold each Vendor and Vendor Entity harmless from and against all Losses and Liabilities incurred or suffered by such Vendor or any Vendor Entity arising out of or relating to:

(i)	using the Allocated ROFR Value provided by the Purchaser pursuant to Clause 9.1(a) above;

(ii)	challenges by any ROFR Holder who disputes the validity of a notice of a ROFR in respect of the WCBU Assets served by Purchaser after Closing;

(iii)	any failure by the Purchaser to comply with the terms of any ROFR identified after Closing in accordance with Clause 9.1; and

(iv)	any failure by the Purchaser to comply with Clause 9.1(d), 9.1(f) or 9.1(g).

(f)

If, at Closing, any Identified ROFR has not been waived and the time to elect has not elapsed (the “Unexpired ROFRs”), Closing shall proceed in respect of the WCBU Assets applicable to such Unexpired ROFRS included in the WCBU Assets conveyed at Closing, and the following procedures shall apply:

(i)

if an Unexpired ROFR is exercised by a Third Party, the Purchaser shall, subject to Clause 9.1(h)(i), sell the applicable Exercised Assets to the applicable ROFR Holder in accordance with the terms of the applicable ROFR and the Purchaser shall be entitled to receive and retain all proceeds payable by such ROFR Holder in respect of the Exercised Assets and there will be no adjustment to the Purchase Price as a consequence of such sale; or

(ii)

if after Closing an Unexpired ROFR is extinguished by lapse of time, waiver or otherwise (other than as a result of being exercised), the Purchaser shall retain the WCBU Assets to which such unexpired ROFR relates and no further action on the part of the Purchaser will be required, other than to indemnify the Vendors in accordance with Clause 9.1(e).

(g)	If, prior to Closing, a ROFR Holder challenges a ROFR Allocation and the challenge has not been resolved prior to Closing, then:

(i)

if such ROFR Holder has not commenced an action with respect to the ROFR Allocation prior to the Closing Date, the Parties shall proceed to Closing with the WCBU Assets applicable to such challenged ROFR Allocation included in the WCBU Assets conveyed at Closing;

(ii)

if such ROFR Holder has commenced any litigation, legal proceedings or arbitration with respect to the ROFR Allocation (a “ROFR Action”) prior to the Closing Date, then the Parties shall proceed to Closing with the WCBU Assets applicable to such ROFR Action included in the WCBU Assets conveyed at Closing, provided that Clause 9.1(h) shall apply;

(iii)

the Vendor shall diligently proceed with the defence, compromise or settlement of the ROFR Action subject to Clause 9.1(g)(v), at Purchaser’s cost, and shall advise the Purchaser with respect to the ROFR Action;

(iv)	the Parties shall cooperate with each other in the defence of the ROFR Action; and

(v)

the Vendors shall not enter into any settlement, consent order or other compromise with respect to the ROFR Action without the Purchaser’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(h)	If, after the amount finally attributed to those WCBU Assets subject to the ROFR Action has been decided by way of judicial resolution or subject to Clause 9.1(g)(v), settlement:

(i)

the applicable ROFR Holders do not exercise their Identified ROFR on such WCBU Assets, then the Purchaser shall retain the WCBU Assets to which such ROFR relates and no further action on the part of the Purchaser will be required other than to indemnify the Vendors in accordance with Clause 9.1(e); and

(ii)

the applicable ROFR Holder exercises their ROFR on such WCBU Assets, then the Purchaser shall sell the applicable Exercised Assets to such ROFR Holder in accordance with the terms of the applicable ROFR and the Purchaser shall be entitled to receive and retain all proceeds payable by such ROFR Holder in respect of such Exercised Assets and there will be no adjustment to the Base Purchase Price as a consequence of such sale; or

(i)	If, within one hundred fifty (150) days from Closing, the sale of that portion of the WCBU Assets that is subject to an Identified ROFR that has been exercised has not closed:

(i)

the Vendors shall provide the Purchaser with written notice thereof and written confirmation to Purchaser’s reasonable satisfaction, that a ROFR Holder which had previously exercised an Identified ROFR for which an adjustment to the Base Purchase Price was made in accordance with Clause 9.1(c) has subsequently elected to not proceed with, or is otherwise unable to consummate, the acquisition of those WCBU Assets which were the subject of such exercised Identified ROFR;

(ii)	all rights of ROFR Holders in respect of such Identified ROFR have otherwise expired or been waived in accordance with its terms; and

(iii)	Vendors’ subsequent sale and conveyance of such WCBU Assets to Purchaser would not give rise to or make operative any further or additional ROFR, whether triggered by this Agreement or otherwise;

Vendors shall sell and convey such WCBU Assets to Purchaser and Purchaser shall purchase and accept such WCBU Assets from Vendors, pursuant to an agreement on the same terms as this Agreement, and for an amount equal to the ROFR Allocation for such WCBU Assets.

9.2	Consents

The Vendors shall, forthwith upon execution of this Agreement, use reasonable efforts to:

(a)

identify all necessary consents, permissions and approvals by Third Parties and Governmental Authorities in connection with the Transaction customarily requested by a vendor prior to a closing (the “Vendor Consents”) and notify the Purchaser of all such Vendor Consents;

(b)	request in writing, at the direction of the Purchaser, the Vendor Consents; and

(c)	give written notice to all Third Parties and Governmental Authorities in sufficient time to allow any Vendor Consents having an expiry period to expire (if not refused) prior to the Closing Date.

Prior to and after Closing, the Vendors shall use reasonable efforts to obtain and deliver to the Purchaser all Vendor Consents requested by the Purchaser, provided that the Parties acknowledge that the consent to assignment from buyers under Product Sales, Marketing and Transportation Contracts and from Third Parties to Conveyance Documents may not be obtainable until after Closing. The Parties shall cooperate in seeking any required consent from such buyers or, if the Vendors are not a party to such agreement, from the Third Party distributing funds to the Vendors. The Purchaser shall also, following the Parties’ execution of this Agreement, use reasonable efforts to identify to, and request in writing from, CPCRC any additional necessary consents, permissions and approvals by

Third Parties and Governmental Authorities in connection with the Transaction that the Purchaser identifies in the course of its title review hereunder which have not been previously identified by the Vendors and the Vendors shall diligently proceed to request any such additional necessary consents, permissions and approvals.

9.3	Post-Closing Approvals and Consents

(a)

The Parties agree that certain approvals or consents required from Third Parties and Governmental Authorities to complete the conveyance of the WCBU Assets and Partnership Interest, including assignment of the WCBU Licences, WCBU Leases, WCBU Surface Interests, WCBU Unit Interests and other WCBU Title and Operating Documents, may not be obtainable until after Closing. The Parties shall co-operate in seeking any such approvals or consents. If an approval or consent required to be obtained from a Governmental Authority is not obtained for a particular right, interest or property within twelve (12) months of the Closing Date or if leave of the National Energy Board is not granted for the transfer of any pipeline within one hundred and twenty (120) days of the Closing Date, then either Party may, by notice to the other Party, request that the Parties meet to discuss how to address the matter.

(b)	If Closing occurs, until the Purchaser becomes recognized by Third Parties as the owner of the WCBU Assets and Partnership Interest in the place of the Vendor:

(i)	the Vendors will, subject to Clause 14.2:

(A)

hold and stand possessed of the WCBU Assets and Partnership Interest as bare trustee for the benefit of the Purchaser, and receive and hold all proceeds, benefits and advantages accruing in respect of the WCBU Assets fully for the benefit, use and ownership of the Purchaser;

(B)

promptly upon receipt thereof, deliver to the Purchaser all revenues, proceeds and other benefits of any nature received by it in respect of the WCBU Assets and Partnership Interest (net of any Third Party out of pocket costs paid by them after Closing in respect of the WCBU Assets and for which an adjustment has not otherwise been made) in accordance with Clause 4.2(e);

(C)	promptly deliver to the Purchaser all Third Party notices and communications received by it in respect of the WCBU Assets and Partnership Interest;

(D)

promptly deliver to Third Parties all such notices and communications as the Purchaser may reasonably request, and all such money and other items as the Purchaser may reasonably provide in respect of the WCBU Assets and Partnership Interest; and

(E)

as agent of the Purchaser, do and perform all such acts and things, and execute and deliver all such agreements, notices and other documents and instruments, as the Purchaser may reasonably request for purposes of facilitating the exercise of rights incidental to the ownership of the WCBU Assets and Partnership Interest.

(ii)

the Vendors will not, except to the extent permitted in the Transition Services Agreement, do any of the acts or things set forth in Clauses 6.4 or 6.5 except to the extent the Purchaser provides a written direction to do so.

(c)

The Purchaser will be liable to the Vendor for all Claims, and will indemnify and save harmless the Vendor from and against all Losses and Liabilities that the Vendor suffers, sustains or incurs in connection with the Vendor’s obligations contained in Clause 9.3(b), insofar as such Losses and Liabilities are not a direct result of the Gross Negligence or fraud of the Vendors.

9.4	Operatorship

Nothing in this Agreement shall transfer or be deemed to transfer operatorship, or shall be interpreted as any assurance by the Vendors that the Purchaser will be able to serve as operator with respect to any of the WCBU Assets in which interests are held by Third Parties, whether or not such WCBU Assets are presently operated by the Vendors. The Vendors shall use commercially reasonable efforts to assist the Purchaser in seeking to obtain operatorship with respect to any of the WCBU Assets operated by Vendors in which interests are held by Third Parties, and such obligation shall survive Closing, but shall otherwise have no liability to the Purchaser for any Purchaser’s Losses and Liabilities as a result of the Purchaser not being designated as the operator of the WCBU Lands, WCBU Major Facilities and Pipelines or WCBU Tangibles operated by the Vendors prior to Closing.

9.5	Affiliate Contracts

The Vendors acknowledge and agree that the Purchaser will not have any liability after Closing under any Affiliate Contracts except to the extent adjusted for in accordance with Clause 4.1(b)(viii) or as may be permitted pursuant to the Transition Services Agreement.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1	COPCO and Vendors’ Representations and Warranties

Each of the Vendors and COPCO jointly and severally represent and warrant to the Purchaser, and acknowledge that, in entering into this Agreement, the Purchaser is relying upon such representations and warranties, as of the date hereof subject to Clause 10.4(i), and as of the Closing Date subject to Clause 12.5(d) unless otherwise given as of a specified date:

(a)

Standing: it is and at the Closing Date shall continue to be a valid corporation or partnership, as applicable, subsisting under the laws of its respective jurisdiction of incorporation or registration, and, in the case of each of the Vendors, it is authorized to carry out business in the jurisdiction(s) where the WCBU Assets and FCCL Partnership Assets are located;

(b)

Requisite Authority: it has the necessary corporate and partnership power and authority to enter into this Agreement and the other documents and agreements to be executed and delivered hereunder, and to perform its obligations hereunder and the other documents and agreements to be executed and delivered hereunder;

(c)

Execution and Enforceability: this Agreement has been, and all documents and agreements to be executed and delivered by it at Closing pursuant hereto shall be, duly executed and delivered by it, and upon execution by the Vendors, and the Purchaser and receipt of the Required Approvals, this Agreement constitutes, and all documents and agreements required to be executed and delivered by it at Closing will constitute valid and legally binding obligations of it enforceable against it in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and except that rights of indemnity and contribution contained in this Agreement or any such other agreements may be limited under Applicable Laws;

(d)

No Conflicts: provided the Required Approvals have been obtained, and except as would not have a Material Adverse Effect, it is not in breach or violation of, and the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder and the consummation of the Transaction do not and will not result in any breach or violation of, or be in conflict with, or constitute, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any term or provision of the constating documents or by-laws of the Vendors or COPCO, (ii) conflict with, result in a breach of, constitute a default under, or prohibit the performance required by Applicable Laws, or any agreement, instrument, licence, permit or authority to which any Vendor is a party or by which any Vendor is bound or to which the WCBU Assets or any property of any Vendor is subject or result in the creation of any Encumbrance upon the WCBU Assets under any such agreement, instrument, licence, permit or authority; or (iii) any resolution of the directors (or any committee thereof) or of its shareholders; or (iv) any material contract, mortgage, note, indenture, deed of trust, joint venture or partnership agreement, instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to it;

(e)

Absence of Further Requirements: except for the Required Approvals, the ROFRs, and other consents or approvals by Third Parties typically obtained after Closing and registration of transfers to be effected after Closing, no material approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required to be obtained or made by it in connection with the execution and delivery of this Agreement or the performance by it of its obligations hereunder or with the consummation of the Transaction except as has been obtained or made, or will, after Closing, be sought, or if not obtained or made, would not result in a Material Adverse Effect;

(f)

Finders’ Fees: it has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the Transaction for which the Purchaser shall have any obligation or liability;

(g)

Canadian Resident: other than COPCO, it is not a non-resident of Canada and each Vendor is a taxable Canadian corporation or a Canadian partnership, as applicable, for the purposes of the Income Tax Act;

(h)	Compliance and Default: to its knowledge:

(i)

except to the extent disclosed in the Data Room Information: (A) it has complied with, performed, observed and satisfied in all material respects, all material terms, conditions, obligations and liabilities which have heretofore arisen and were the obligations of it under any of the provisions of the WCBU Title and Operating Documents or any other material agreement or instrument related to the WCBU Assets; (B) to its knowledge, it has not received any notice of any material default under any WCBU Title and Operating Document, material agreement or instrument, or Applicable Law relating to the WCBU Assets; and

(ii)

except to the extent disclosed in the data and information referred to in paragraph (ii) of the definition of “Data Room Information”, it is not in material default under any judgment, order or injunction of any court, arbitrator or Governmental Authority related to the WCBU Assets or any applicable laws relating to the WCBU Assets in existence at the time of this Agreement.

(i)

Title: although it does not warrant title to the WCBU Assets nor agree to give any greater interest or title in the WCBU Assets to the Purchaser than that which it and the other Vendors have, it does represent and warrant that, except for Permitted Encumbrances:

(i)	to its knowledge, the WCBU Land Schedule does not materially misrepresent the interests of the Vendors specified therein;

(ii)

it has not assigned, or alienated its interest in the WCBU Assets, nor done any act or thing whereby its title to any WCBU Assets may be cancelled or terminated, except in each case, to the extent permitted pursuant to Clauses 6.1, 6.4, 6.5 or 6.6; and

(iii)

except for Uncured Title Defects that are subject to Clause 12.5(g) and except as disclosed in the WCBU Land Schedule or the Data Room Information, the WCBU Assets are now and will be at the Closing Date, free and clear of all Encumbrances created by, through or under it;

(j)

Quiet Enjoyment: subject to the rents, covenants, conditions and stipulations in the WCBU Title and Operating Documents and the Permitted Encumbrances, from and after Closing, the Purchaser will be entitled to hold and enjoy the interests in the WCBU Assets for the Purchaser’s own use and benefit without any interruption of or by it or any Third Party claiming by, through or under it or their Affiliates;

(k)	ROFRS: Except for Identified ROFRs, there are no ROFRS which, if triggered and exercised would result in a reduction to more than ten percent (10%) of the net acreage comprised in the WCBU Lands.

(l)

Royalties: to its knowledge, all material royalties payable under any Crown or freehold leases included in the WCBU Assets payable by it to the date hereof and for all prior years have been paid and discharged when due, and except as disclosed on the WCBU Land Schedule, the WCBU Assets are not subject to, and none of the Vendors have any obligations in respect of, any material net profit interest agreements, overriding royalties, non-governmental royalties or deferred payments;

(m)

Taxes: to its knowledge, all material rentals and all ad valorem, property, production, severance and similar taxes and assessments, based on or measured by the ownership of the WCBU Assets or the production of Petroleum Substances from the WCBU Lands or the receipt of proceeds therefrom, payable by it to the date hereof and for all prior years have been paid and discharged;

(n)

Reduction of Interest: except for the Permitted Encumbrances or as disclosed in the WCBU Land Schedule or in the Data Room Information, the WCBU Petroleum and Natural Gas Rights are not subject to reduction that would result in a Material Adverse Effect by virtue of or reference to the conversion or other alteration of the interest of any Third Party created by, through or under it or of which it has knowledge;

(o)

Product Sales, Marketing, Transportation and Take or Pay: to its knowledge and except for the contracts that are disclosed in the folder entitled “Material Contracts” indexed as item 1.10.4 in the Data Room Information and contracts which may be cancelled without penalty on notice of not more than sixty-two (62) days, there are no Take or Pay Obligations and no Product Sales, Marketing and Transportation Contracts under which it or any party acting on its behalf is obligated to sell or deliver to any party any Petroleum Substances allocable to the WCBU Petroleum and Natural Gas Rights and, to the extent that Vendors are unable to disclose the terms and conditions of any such Take or Pay Obligations or Product Sales, Marketing, and Transportation Contracts, the description thereof in the folder entitled “Material Contracts” indexed as item 1.10.4 in the Data Room Information is materially accurate.

(p)	No Lawsuits or Claims: other than in respect of the Assumed Claims and except as set forth in the Data Room Information, as of the date of this Agreement, to its knowledge:

(i)	it has not received written notice of any existing legal proceeding nor any Claims in existence, contemplated, pending at law or in equity or before any Governmental Authority; and

(ii)	there are no Claims threatening material liability against it with respect to the WCBU Assets;

(q)

Regulatory Hearings: to its knowledge as at the date of this Agreement, it has not received notice from the AER, OGC, or any other Governmental Authority in respect of any hearing in existence, contemplated, pending or threatened against it with respect to the WCBU Assets;

(r)

Outstanding AFEs: except as disclosed in the Data Room Information and except for expenditures that may be deemed to be approved by it under WCBU Title and Operating Documents without its consent, to its knowledge, there are no AFEs with respect to the WCBU Assets under which amounts may become payable by it on or after the Effective Time under which its share will be greater than                 US Dollars (USD $            ) [REDACTED – Threshold Amount for AFEs. Commercially Sensitive Information] individually and to its knowledge, all material amounts in respect of the WCBU Assets that were due and payable by it pursuant to such AFEs prior to the date hereof have been fully paid;

(s)

Oil and Gas Industry Practices: except as set forth in the Data Room Information, to its knowledge where it was the operator at the relevant time or is currently the operator, the WCBU Assets have been maintained and operated in a good and workmanlike manner and all the WCBU Wells have been, in all material respects, drilled, completed, shut-in, abandoned, suspended and operated in accordance with generally accepted oil and gas industry practices and, in all material respects, in compliance with all Applicable Laws and the WCBU Title and Operating Documents;

(t)

Condition of Tangibles: Except as set forth in the Data Room Information, to its knowledge the WCBU Tangibles operated by it have been operated and maintained in all material respects in accordance with generally accepted oil and gas industry practices, in effect at the time of such maintenance and operation, and to its knowledge, no material WCBU Tangibles operated by it have been removed from their locations since the date hereof in anticipation of the Transaction, other than in respect of Excluded Tangibles located on WCBU Lands;

(u)

No Production Penalties: Except as set forth in the Data Room Information or in the WCBU Land Schedule, as of the date hereof, to its knowledge, none of the WCBU Wells in which it has an interest are subject to a material existing production penalty or forfeiture arising under a WCBU Title and Operating Document as a result of an election or deemed election by it not to participate in a drilling or other operation;

(v)

Receipt of Revenues: to its knowledge, it has been receiving the material share of the net proceeds of production from the WCBU Assets owing to it, and to its knowledge, it has not received written notice from a Third Party operator that it is not entitled to such amounts;

(w)

No Audits: Except as set forth in the Data Room Information, as of the date hereof, no royalty, joint venture or equalization audits that would result in a Material Adverse Effect have been demanded by a Governmental Authority or Third Party outside of the ordinary course, or are underway pursuant to the WCBU Title and Operating Documents in respect of the WCBU Assets for which it is the operator;

(x)	Environmental: to its knowledge:

(i)	other than as set forth in the Data Room Information, it has not received:

(A)

any orders or directives that relate to Environmental Matters in respect of the WCBU Assets and that require any work, repairs, construction or capital expenditures with respect to the WCBU Assets, where such orders or directives have not been complied with in all material respects;

(B)

any demand or notice issued with respect to the breach of any Environmental Law applicable to the WCBU Assets, including respecting the use, storage, treatment, transportation or disposition of Environmental contaminants, which demand or notice remains outstanding on the date hereof; and

(ii)

except for Uncured Environmental Defects subject to Clause 12.5(d)(iii), the data and information referred to in paragraph (ii) of the definition of the “Data Room Information” contains disclosure of all material Environmental Matters relating to the WCBU Assets and to its knowledge, it has not knowingly withheld or disclosed untrue or materially misleading data or information in the data, information, records and materials referred to in paragraph (ii) of the definition of the “Data Room Information”

(y)

Permits: in respect of the WCBU Assets that are operated by it, such Vendor holds all valid WCBU Licences that are necessary under Applicable Laws to operate the WCBU Assets as presently operated, except where such failure would not result in a Material Adverse Effect;

(z)

Licencee Liability Requirements: Each licencee for the WCBU Wells and WCBU Tangibles meets all qualification requirements of and under Applicable Laws to transfer the WCBU Assets, including the requirement of any applicable Governmental Authority to have the licences for the WCBU Wells and WCBU Tangibles comprised therein, transferred to the Purchaser (whether or not all such licences are to be transferred to the Purchaser) and, in particular, each licencee’s security adjusted LLR in the Provinces of Alberta and British Columbia:

(i)	is greater than or equal to one (1);

(ii)	shall, as a result of the fulfillment of the Transaction, be greater than or equal to one (1); and

(iii)	shall be greater than or equal to one (1) at the time any Governmental Authority considers approval of any Conveyance Document pursuant to this Agreement;

(aa)	Leased Tangibles: to its knowledge, other than Leased Tangibles, there are no tangibles or assets material to the Operations that are rented or subject to any sale or lease back arrangements.

(bb)

Areas of Mutual Interest and Exclusivity: except in respect of the Non-Compete Agreement, to its knowledge there are no active area of mutual interest or area of exclusivity provisions in any of the WCBU Title and Operating Documents or other agreements or documents to which the WCBU Assets are subject that would result in a Material Adverse Effect if not complied with,

(cc)	Employment Matters and Collective Agreements: To the actual knowledge or awareness of the Senior Vice President, Human Resources of CPCRC;

(i)	no Employee has a:

(A)

written employment agreement with any of the Vendors, or any other written agreement with the Vendors as to the length of notice or severance payment required to terminate his or her employment with any of the Vendors;

(B)	written change of control or written retention bonus agreement with the Vendors that would be triggered or affected by the Transaction; or

(C)	written non-compete, non-solicitation or any other written restrictive covenant with the Vendors which would limit or affect post-Closing activities of such Employee;

(ii)

subject to any revisions to the Employee Information Letter made in accordance with Clause 16.1(a) of this Agreement, the information set forth in the Employee Information Letter and the Contractor Information Letter delivered by the Vendors to the Purchaser contemporaneously with the execution of this Agreement is accurate in all material respects as of the date of this Agreement;

(iii)

the Vendors will deliver to the Purchaser complete copies of existing employment agreements, written contracts, offer letters and consulting agreements pertaining to the Employees and Contractors upon request of the Purchaser within five (5) Business Days of receipt of such request;

(iv)

the Vendors are in compliance with all Applicable Laws in respect of Employees and Contractors, including employment standards, workers compensation, human rights and occupational health and safety, and there are no outstanding Claims, complaints, investigations or orders with respect to any Employees or Contractors;

(v)

at the date of this Agreement, other than pursuant to                                       [REDACTED – Legally Sensitive Information] for which Purchaser shall not have any liability: (A) the Vendors are not the subject of any order, directive or notice for work stoppage or shut down as a result of occupational health and safety (“OHSA”) violations and/or workplace accidents; (B) there are no charges ongoing under OHSA; and (C) the Vendors have complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding; and

(vi)

no trade union, labour union or organization or bargaining agent holds bargaining rights with respect to any of the Employees or Contractors by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or threatened to apply to be certified as the bargaining agent of any Employees or Contractors. To the knowledge of the Vendors, there are no threatened or ongoing union organizing activities related to or involving any Employees or Contractors. There is no labour strike, formal labour dispute, labour dispute related work slowdown or stoppage ongoing or to the knowledge of the Vendors, threatened involving any Employees or Contractors and no such event has occurred within the last three (3) years.

(dd)	Employee Plans: To the actual knowledge or awareness of the Senior Vice President, Human Resources of CPCRC;

(i)	the document indexed at item 1.8.27 in the folder entitled “HR” in the Data Room Information contains:

(A)	a complete list of all Employee Plans; and

(B)	true and complete summaries of the material terms of the Employee Plans;

(ii)

the Vendors have complied in all material respects with, the Employee Plans, and each of the Employee Plans has been administered, registered, amended, funded and invested in all material respects in accordance with, the terms of such Employee Plan and all Applicable Laws;

(iii)

in respect of the Employee Plans, the Vendors have or will as at Closing, have satisfied all of its material obligations in relation to such plans and all employer and employee contributions, premiums and other payments have been made and remitted in a timely manner in accordance with the terms of such plan and all Applicable Laws;

(iv)

to its knowledge, there are no Claims by any Person under or relating to any of the Employee Plans or the assets thereof (other than claims for benefits in the ordinary course) and there exists no facts or circumstances which, after notice or lapse of time or both, would reasonably be expected to give rise to any such Claims or that could affect the registration status of any Employee Plan;

(v)	none of the Employee Plans is a “multi-employer plan” as defined in Applicable Laws;

(vi)	the Vendors have made no promise or commitment, to create any additional Employee Plan or to improve, change or terminate the benefits provided under any Employee Plan;

(vii)	other than the Pension Plans, none of the Employee Plans provides benefits to Employees (or to their dependents or beneficiaries) beyond their retirement or other termination of service; and

(viii)

all data necessary to administer each Employee Plan is in the possession of the Vendors or their agents and is in a form which is sufficient for the proper administration of the Employee Plan and such data is correct and complete;

(ee)

Guarantees: except as may be imposed on a Vendor in its capacity as a working interest owner under the WCBU Title and Operating Documents or pursuant to Applicable Laws upon the default or insolvency or a Third Party working interest owner, Vendors have not entered into any guarantee of material obligations of a Third Party with respect to the WCBU Assets.

(ff)	WCBU Assets Disclosure:

(i)	the WCBU Operating Statements:

(A)	are the audited Statements of Revenue, Royalties and Production Costs of the WCBU Assets for the years ended December 31, 2016 and 2015; and

(B)

have been prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of NI 52-107 for operating statements, and the line items in such statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles in the United States of America, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements, and except as noted within such statements, consistently applied throughout the periods involved. To the Vendors’ knowledge, Ernst & Young LLP, who have audited the WCBU Operating Statements, are independent of the Vendors;

(ii)

the Vendors cooperated with Purchaser’s reasonable requests in the preparation of the Asset Reserves Report and the Vendors are not aware of any information provided by the Vendors expressly for inclusion in the Asset Reserves Report, at the time such information was prepared, not being true and correct in all material respects;

(iii)

the Vendors have cooperated with the Purchaser in the preparation of the WCBU Assets Description and the Vendors are not aware of any information provided by the Vendors to the Purchaser expressly for inclusion in the WCBU Assets Description, at the time such information was prepared, not being true and correct in all material respects; and

(iv)	the Vendors have cooperated with the Purchaser with its preparation of the pro forma adjustments to the WCBU Operating Statements to the extent reasonably requested by the Purchaser.

(gg)	Access to Material Documents: except to the extent that disclosure is prohibited without the consent of a Third Party, to its knowledge:

(i)

the Purchaser has already either been provided with access, or will be provided with access upon request and in accordance with Article 7, to the Material Contracts of the Vendors applicable to the WCBU Assets which will be assumed by the Purchaser under this Agreement;

(ii)	there are no other material contracts of the Vendors that would result in a Material Adverse Effect applicable to the Whitemap Area which will be assumed by the Purchaser under this Agreement,

other than those contracts identified in the folder entitled “Material Contracts” indexed as item 1.10.4 in the Data Room Information;

(hh)

Compliance with Anti-Corruption Legislation: it has not directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Authority, authority or instrumentality of any jurisdiction, or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(ii)

Compliance with Anti-Money Laundering Laws: its operations are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving it with respect to the Money Laundering Laws is pending or, to its knowledge, threatened;

(jj)

Sanctions: neither it nor to its knowledge, any director, officer, employee, agent, affiliate or representative of it, is an individual or entity currently the subject of any sanctions administered or enforced by the United States Government, including, the U.S. Department of Treasury’s Office of Foreign Assets Control, or the Canadian government (collectively, the “Sanctions”), nor is it located, organized or resident in a country or territory that is the subject of Sanctions;

(kk)	No Knowledge of Breach: as of the date of this Agreement, it does not have knowledge of any breach by the Purchaser of its representations, warranties, covenants or agreements herein;

(ll)

Data Room Information: Vendors do not represent and warrant the accuracy or completeness of the Data Room Information but do represent and warrant that to their knowledge they have not deliberately or knowingly withheld, or disclosed untrue or materially misleading, data or information into the Data Room Information.

10.2	CPCRC’s Representations Regarding the Partnership Interest and Investor Status

CPCRC represents and warrants to the Purchaser that:

(a)

Partnership Interest: CPCRC holds of record and owns beneficially the Partnership Interest free and clear of any Encumbrances (other than as contained in the FCCL Partnership Agreement, pursuant to a Security Interest that is to be discharged or for which a no interest letter is to be provided in accordance with Clause 8.7, and this Agreement) or restrictions on transfer (other than as contained in the FCCL Partnership Agreement), and is not a party to any option, warrant, purchase right, or other contract or commitment that could require it to sell, transfer, or otherwise dispose of any portion of the Partnership Interest (other than this Agreement). Upon Closing, the Purchaser will acquire good and marketable title to the Partnership Interest, free and clear of all Encumbrances (other than as contained in the FCCL Partnership Agreement).

(b)

Investor Status: CPCRC acknowledges that the Share Consideration has not been registered under Applicable US Securities Laws or the securities laws of any U.S. state or qualified by a prospectus filed under Applicable Canadian Securities Laws. Subject to the rights under the Registration Rights Agreement and the Investor Agreement, CPCRC is acquiring the Share Consideration for its own account, and not with any view toward the immediate resale or distribution thereof, or with any present intention of selling or distributing any of the Share Consideration in violation of Applicable US Securities Laws or Applicable Canadian Securities Laws. CPCRC has such knowledge and experience in financial and business matters and in investments similar to the Share Consideration that it is capable of evaluating the merits and risks of its investment in the Share Consideration and of making an informed investment decision. CPCRC has conducted a review of the business and affairs of the Purchaser that it considers sufficient and reasonable for purposes of its making its investment in the Share Consideration and has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations of an investment in the Share Consideration. CPCRC is an “accredited investor” (within the meaning of Rule 501 of Regulation D promulgated under the Applicable US Securities Laws).

(c)

Share Ownership: None of COPCO nor any of its Affiliates beneficially own or exercise control or direction over any common shares of Purchaser or any securities convertible into or exchangeable for common shares of Purchaser, and no such entity shall acquire any such shares or securities prior to Closing, and at Closing the only such shares or securities that any such entity shall beneficially own or exercise control or direction over shall be the Consideration Shares.

10.3	No Additional Representations and Warranties by Vendors

(a)	The Vendors make no warranty or representation of any kind whatsoever, direct or indirect, express or implied, in fact or by law, with respect to:

(i)

the FCCL Partnership, the FCCL Partnership Assets, the FCCL Partnership’s title to the FCCL Partnership Assets, the Environmental condition of the FCCL Partnership Assets or the FCCL Partnership Environmental Liabilities;

(ii)	the Partnership Interest except as set forth in Clause 10.2(a);

(iii)

any data or information supplied by the Vendors in connection with the WCBU Assets except as set forth in Clause 10.1(ll) or the information provided by the Vendors to the Purchaser expressly for inclusion in the WCBU Assets Description, except as set forth in Clause 10.1(ff);

(iv)

the quality, quantity or recoverability of Petroleum Substances within or under the WCBU Lands or the FCCL Partnership Lands or the information provided by the Vendors to the Purchaser expressly for inclusion in the WCBU Assets Description;

(v)	the value of the WCBU Assets and the Partnership Interest or the future cash therefrom;

(vi)	the quality, condition, fitness, suitability, serviceability or merchantability of the WCBU Tangibles or the FCCL Partnership Tangibles, except as set forth in Clause 10.1(t);

(vii)	the accuracy or completeness of any AFE which estimates any reclamation, remediation, or abandonment costs, except as set forth in Clause 10.1(r);

(viii)	the accuracy or completeness of any land abstract sheets provided by the Vendors;

(ix)	the title of the Vendors to the WCBU Assets except as set forth in Clause 10.1(i);

(x)	the Environmental condition of the WCBU Assets, WCBU Lands, the Whitemap Area or the WCBU Environmental Liabilities, except as set forth in Clauses 10.1(x); and

(xi)

the accuracy and completeness of any information provided by the Vendors to the Purchaser prior hereto or after the date hereof in connection with the Financing, Follow-On Financing or Continuous Disclosure Document.

(b)	Except as expressly set forth in Clauses 10.1 and 10.2, but subject to this Clause 10.3, Clause 10.4(h) and (c):

(i)

the Vendors disclaim and shall not be liable for any representation or warranty which may have been made or alleged to have been made in any instrument or document relative hereto, or in any statement or information made or communicated to the Purchaser in any manner including any opinion, information, or advice which may have been provided to the Purchaser by the Vendors or their respective Representatives in connection with the WCBU Assets, in relation to the Transaction or in relation to the Financing, any Follow-on Financing or Continuous Disclosure Document; and

(ii)

the Purchaser acknowledges and confirms that it is relying on its own investigations concerning the WCBU Assets and Partnership Interest and that it has not relied on advice from the Vendors with respect to the matters specifically enumerated in Clause 10.3(a) in connection with the purchase of the WCBU Assets and Partnership Interest pursuant hereto or in connection with the Financing, any Follow-On Financing or Continuous Disclosure Document. The Purchaser further acknowledges and agrees that it is acquiring the WCBU Assets and Partnership Interest on an “as is – where is”

basis, as of the Effective Time, and that it is familiar with the condition of the WCBU Assets, and the FCCL Partnership Assets, including the past and present use of the WCBU Lands and the WCBU Tangibles, that the Vendors have provided the Purchaser with a reasonable opportunity to inspect the WCBU Assets and Partnership Interest at the sole cost, risk and expense of the Purchaser (insofar as the Vendors could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendors as to the condition, environmental or otherwise, of the WCBU Assets or the FCCL Partnership Assets except as expressly contained in this Agreement.

(c)

Except for its rights under Article 12, the Purchaser hereby waives all rights and remedies (whether now existing or hereafter arising and including all common law, tort, contractual, equitable and statutory rights and remedies) against the Vendors, their Affiliates or their respective Representatives in respect of any breach or inaccuracy of a representation or warranty made by the Vendors hereunder and in respect of any information provided by the Vendors to the Purchaser in connection with the Purchaser’s financing of all or any part of the Transaction.

10.4	Purchaser’s Representations and Warranties

The Purchaser hereby represents and warrants to the Vendors, and acknowledges that, in entering into this Agreement, the Vendors are relying upon such representations and warranties, that as of the date hereof and the Closing Date unless otherwise given as of a specified date:

(a)

Standing: it is and at the Closing Date shall continue to be a valid corporation, subsisting under the laws of Canada with the necessary corporate power and capacity to conduct its business in the jurisdiction(s) where the WCBU Assets and FCCL Partnership Assets are located;

(b)

Requisite Authority: it has the necessary corporate power and authority to enter into this Agreement and the other documents and agreements to be executed and delivered hereunder and to perform its obligations hereunder and the other documents and agreements to be executed and delivered hereunder;

(c)

Execution and Enforceability: this Agreement has been, and all documents and agreements to be executed and delivered by it at Closing pursuant to this Agreement shall be, duly executed and delivered by it, and subject to execution by the Vendors and the Purchaser and receipt of the Required Approvals, this Agreement constitutes, and all documents and agreements required to be executed and delivered by it at Closing will constitute valid and legally binding obligations of it enforceable against it in accordance with their respective terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and except that rights of indemnity and contribution contained in this Agreement or any such other documents and agreements may be limited under Applicable Laws;

(d)

No Conflicts or Defaults: provided the Required Approvals have been obtained, and except as would not result in a Material Adverse Effect, it is not in breach or violation of, and the execution and delivery by the Purchaser of this Agreement and the performance by the Purchaser of its obligations hereunder and the consummation of the Transaction do not and will not result in any breach or violation of, or be in conflict with, or constitute, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any term or provision of the constating documents or by-laws of the Purchaser, (ii) conflict with, result in a breach of, constitute a default under, or prohibit the performance required by Applicable Laws, or any agreement, instrument, licence, permit or authority to which Purchaser is a party or by which Purchaser is bound or to which the Purchaser’s assets or any property of the Purchaser is subject or result in the creation of any Encumbrance upon the Purchaser’s assets under any such agreement, instrument, licence, permit or authority; or (iii) any resolution of the directors (or any committee thereof) or shareholders of the Purchaser, or (iv) any material contract, mortgage, note, indenture, deed of trust, joint venture or partnership agreement, instrument, lease, judgment, decree, order, statute, rule, licence or regulation applicable to the Purchaser;

(e)

Finders’ Fees: it has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the Transaction for which the Vendors shall have any obligation or liability;

(f)

No Lawsuits or Claims: as of the date of this Agreement, it has not received notice of any Claims in existence, contemplated, nor, to its knowledge, pending or threatened against it seek to seeking to prevent the consummation of the Transaction;

(g)

Availability of Funds: it has arranged to have available by the Closing Date sufficient immediately available funds in the specified currency to enable it to pay in full the Closing Payment (and any additional amounts payable) to the Vendors as herein provided;

(h)

Purchaser as Principal: it is acquiring the WCBU Assets and Partnership Interest in its capacity as principal and does not have a present intention to sell the Partnership Interest directly or indirectly to a person or partnership described in paragraphs 100(1.1)(a) through (d) of the Income Tax Act as part of a series of transactions that includes the acquisition by the Purchaser of the Partnership Interest pursuant to this Agreement.

(i)	No Knowledge of Breach: as of the date of this Agreement, the Purchaser does not have knowledge of any breach by the Vendors of their representations, warranties, covenants or agreements herein;

(j)	Investment Canada Act: it is a “Canadian” within the meaning of the Investment Canada Act;

(k)	Canadian Resident: the Purchaser is not a non-resident of Canada for the purposes of the Income Tax Act and is not a Person described in subsection 100(1.1) of the Income Tax Act;

(l)

Absence of Further Requirements: except for the Required Approvals, no approval, authorization, order of, and registration, clearance, or qualification of, any Governmental Authority is required to be obtained or made by the Purchaser in connection with the execution and delivery of this Agreement or the performance by the Purchaser of its obligations hereunder or with the consummation of the Transaction except as has been obtained or made and are in full force and effect or, if not obtained or made, would not result in a Material Adverse Effect;

(m)

Compliance with Anti-Corruption Legislation: it and its Subsidiaries have not directly or indirectly, (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Authority, authority or instrumentality of any jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the Canada Corruption of Foreign Public Officials Act, or the rules and regulations promulgated thereunder;

(n)

Compliance with Anti-Money Laundering Laws: its operations and the operations of its Subsidiaries are, and have been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements and the Money Laundering Laws and no action, suit or proceeding by or before any court, Governmental Authority or arbitrator involving it or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to its knowledge, threatened;

(o)

Sanctions: neither it nor any of its Subsidiaries or partnerships nor to its knowledge, any director, officer, employee, agent, affiliate or representative of it or any of its Subsidiaries or partnerships, is an individual or entity currently the subject of any Sanctions, nor is it or any of its Subsidiaries or partnerships located, organized or resident in a country or territory that is the subject of Sanctions;

(p)	Share Consideration: the Share Consideration, when issued, will have been duly and validly authorized and issued as fully paid and non-assessable common shares in the capital of the Purchaser;

(q)

Securities Laws: subject only to the restrictions set forth in this Agreement, the Investor Agreement, the Registration Rights Agreement and the shareholder rights plan agreement dated as of November 30, 2009, as amended and restated as of April 25, 2012, and the “hold period” applicable to the Share Consideration pursuant to Applicable Canadian Securities Laws and Applicable US Securities Laws, the Share Consideration will be freely tradeable by the holder thereof unless a change of law occurs that limits such tradability;

(r)

Shareholder Agreements; Registration Rights: there are no unanimous shareholder agreements and, to its knowledge, other than the Investor Agreement, the Registration Rights Agreement and the shareholder rights plan agreement dated as of November 30, 2009, as amended and restated as of April 25, 2012, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of its securities or that materially affects or materially will affect the control of the Purchaser;

(s)

Absence of Manipulation: it has not taken, directly or indirectly, any action that is designed to or that has constituted or that would reasonably be expected to cause or result in, under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws or otherwise, the stabilization or manipulation of the price of any of its securities to facilitate the sale or resale of the Share Consideration;

(t)

Proceedings: other than as set forth in the Base Shelf Prospectus, there are no legal or government proceedings pending to which it or any of its Subsidiaries is a party or of which any property of it or any of its Subsidiaries is subject which, if determined adversely to it or any of its Subsidiaries, would result in a Purchaser Material Adverse Effect and, to its knowledge, no such proceedings are contemplated by any Governmental Authority.

(u)

Environmental Laws: other than as set forth in the Base Shelf Prospectus, and except as would not individually or in the aggregate result in a Purchaser Material Adverse Effect, (i) it and its Subsidiaries are each in compliance with all applicable Environmental Laws, (ii) it and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, and (iii) there are no pending or, to its knowledge, threatened claims regarding Environmental Matters against the Purchaser or any of its Subsidiaries.

(v)

Licences and Permits: other than as set forth in the Base Shelf Prospectus, it and its material Subsidiaries have all licences, franchises, permits authorizations, approvals and orders and other concessions of and from all Governmental Authorities that are necessary to own or lease their respective properties and conduct their businesses as described in the Base Shelf Prospectus, except where such failure would not result in a Purchaser Material Adverse Effect.

(w)

Title: it is not aware of any defects in title to its core oil and gas properties or its material assets and facilities which are used in the production and marketing of oil and gas that, in the aggregate would result in a Purchaser Material Adverse Effect.

(x)

Financial Statements: the Purchaser Financial Statements and any interim unaudited consolidated financial statements of the Purchaser as at and for a fiscal quarter ending prior to the Closing Date and filed by the Purchaser in accordance with its obligation under Applicable Canadian Securities Laws, and financial statements of the Purchaser in the Public Record, excluding the WCBU Operating Statements and, if applicable, the Interim Period WCBU Operating Statements together with the related notes, present fairly the financial position of it and its consolidated Subsidiaries at the dates indicated and the earning, retained earnings and cash flows of it and its consolidated Subsidiaries for the periods specified; said consolidated financial statements comply as to the form with the applicable accounting requirements of Applicable U.S. Securities Laws or Applicable Canadian Securities Laws as interpreted and applied by the United States Securities and Exchange Commission or the Canadian securities commissions, as applicable, and have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved

(y)

Auditors: to its knowledge, PricewaterhouseCoopers LLP, who have audited certain financial statements of the Purchaser and its Subsidiaries, are independent public accountants as required by Applicable U.S. Securities Laws and Applicable Canadian Securities Laws

(z)	Internal Controls and Disclosure Controls:

(i)

the Purchaser and its Subsidiaries maintain “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act); such internal control over financial reporting and procedures are effective and the Purchaser and its Subsidiaries are not aware of any material weakness in their internal control over financial reporting;

(ii)

the Purchaser and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act); such disclosure controls and procedures are effective; and

(iii)

there is and has been no failure on the part of the Purchaser and any of the Purchaser’s directors or officers, in their capacities as such, to comply with applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including section 402 relating to loans and sections 302 and 906 relating to certifications;

(aa)

Authorized and Issued Share Capital: the Purchaser is authorized to issue an unlimited number of common shares, of which no more than 833,289,845 common shares are issued and outstanding as of the date of this Agreement, and subject to the restrictions set forth in the Purchaser’s articles, a limited number of first preferred shares, none of which are issued and outstanding and a limited number of second preferred shares, none of which are issued and outstanding, and except as provided for herein and under the Purchaser’s (i) employee stock option plan, (ii) the shareholder rights plan agreement dated as of November 30, 2009, as amended and restated as of April 25, 2012, (iii) dividend reinvestment plan, and (iv) the Equity Financing including additional common shares issuable on exercise of any over-allotment option grants thereunder, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of common shares in the capital of the Purchaser; and, other than pursuant to the Registration Rights Agreement when entered into in connection with the Transaction, no person has the right to require the Purchaser or any of its Subsidiaries to qualify or register any securities for sale under the Applicable Canadian Securities Laws or Applicable US Securities Laws by reason of the issuance of the Share Consideration;

(bb)

Public Record: the information and statements set forth in the Public Record were true, correct, and complete and did not contain any material misrepresentation, as of the date of such information or statements, and the Purchaser has not filed any material change reports which continue to be confidential;

(cc)

Transfer Agent: Computershare Investor Services Inc. has been duly appointed as transfer agent and registrar for the Purchaser’s common shares in Canada and Computershare Trust Company NA has been duly appointed as co-transfer agent and co-registrar for the Purchaser’s common shares in the United States.

(dd)

Absence of Restrictions by Securities Commissions: no securities commission, stock exchange or similar securities regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any of the Purchaser’s securities and, no such proceeding is, to the knowledge of the Purchaser, pending or contemplated or threatened;

(ee)

Listing: the issued and outstanding common shares of the Purchaser are listed and posted for trading on the TSX and NYSE and the Purchaser is not in default of its listing requirements on the TSX and NYSE in any material respects; and

(ff)

Reporting Issuer: the Purchaser is a “reporting issuer” or equivalent in each of the provinces and territories of Canada within the meaning of Applicable Canadian Securities Laws and since December 31, 2016, the Purchaser has not received any correspondence or notice from a securities commission or similar securities regulatory authority in any of the provinces or territories of Canada concerning a review of any of the Purchaser’s continuous disclosure documents in respect of which any matters remain outstanding.

10.5	No Additional Representations and Warranties by Purchaser

(a)

Except as expressly set forth in Clause 10.1 the Purchaser disclaims and shall not be liable for any representation or warranty which may have been made or alleged to have been made in any instrument or document relative hereto, or in any statement or information made or communicated to the Vendors in any manner including any opinion, information, or advice which may have been provided to the Vendors by the Purchaser or its Representatives in relation to the Transaction;

(b)

The Vendors acknowledge and confirm that they are relying on the representations and warranties of the Purchaser in Clause 10.1 as well as their own investigations concerning the Purchaser’s business and assets in connection with the issuance of the Share Consideration as part of the Transaction.

10.6	Enforcement of Representations and Warranties

(a)

Notwithstanding anything to the contrary herein expressed or implied and, notwithstanding the Closing or deliveries of covenants and/or representations and warranties in any other agreements at Closing or prior or subsequent thereto, the covenants, representations and warranties set forth in Clauses 10.1, 10.2 and 10.4 hereof shall survive Closing for the benefit of the Purchaser and the Vendors respectively, provided that no Claim in respect of such covenants, representations and warranties (other than those contained in Clause 10.4(k) shall be made or be enforceable unless written notice of such Claim is given by the claimant to the other Party: (i) in the case of a Claim in respect of the representations and warranties contained in Clause 10.4(k), within [REDACTED – Survival Periods for Representations and Warranties. Commercially Sensitive Information]                                                                                                                                                                                                                                                            any Vendor or Affiliate of a Vendor for Taxes                                                      , (ii) in the case of a Claim in respect of the representation and warranty contained in Clause 10.1(x), until                      and (iii) in the case of a Claim of any other representation, and warranty, the later of: (A) twelve (12) months from the Closing Date; and (B)                      after                                                               which give rise to such Claim are                          Effective on the expiry of such twelve (12) or                  period, or other period as applicable, each Party hereby releases and forever discharges the other Party from any breach of any representations and warranties set forth in Clauses 10.1, 10.2 and 10.4 hereof except in respect of those Claims in which notice has been given in accordance with this Clause 10.6(a). No Claim shall be made by a Party in respect of the representations and warranties in this Agreement made by the other Party except pursuant to and in accordance with this Clause 10.6(a).

(b)

There shall not be any merger of any covenant, representation or warranty in any assignment, conveyance, transfer or document delivered pursuant hereto notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

(c)

The representations and warranties of the Vendors and the Purchaser made herein or pursuant hereto are made for the exclusive benefit of the Purchaser and the Vendors, as the case may be, and are not transferable and may not be made the subject of any right of subrogation in favour of any other Person.

ARTICLE 11

CONVEYANCES AND LICENCE TRANSFERS

11.1	Conveyances

(a)

The Vendors shall, at their sole cost and expense, prepare and provide all Conveyance Documents required to convey the Vendors’ interest in any WCBU Assets, and shall cooperate with the Purchaser to prioritize those Conveyance Documents required for execution and delivery at Closing or as soon thereafter as reasonably possible. No such Conveyance Documents shall require the Vendors to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement. To the extent possible, the Vendors shall provide the Purchaser with draft copies of Conveyance Documents for the Purchaser’s review as they become available. The Parties shall be entitled to execute such documents utilizing electronic signatures approved by them. Vendors shall not be required to have such documents signed by Third Parties at or before the Closing Date but shall cooperate with the Purchaser as reasonably required to secure execution of such documents by such Third Parties thereafter. The Purchaser shall execute and promptly return to the Vendors at least one copy of each such document and the Vendors shall use reasonable efforts to obtain timely execution and return of such documents by Third Parties wherever required.

(b)

The Vendors shall promptly after Closing and subject to Clause 14.2, register in the applicable registry all registerable transfers and conveyances of the WCBU Assets (including pressure vessel registrations) and shall make application to all applicable Governmental Authorities to change the recorded name of all WCBU Wells, WCBU Tangibles and WCBU Major Facilities and Pipelines forming part of the WCBU Assets. For registrable transfers which are to be submitted electronically, the Vendors shall prepare and electronically submit an application to the applicable Governmental Authority for the licence transfer of the WCBU Wells, WCBU Tangibles and WCBU Major Facilities and Pipelines, and the Purchaser shall electronically ratify and sign such application. If the applicable Governmental Authority rejects any licence transfer because of mis-description or other minor deficiencies in the application, the Vendors shall as soon as practicable following receipt of the rejection notice correct the application and amend and re-submit an application for the licence transfers and the Purchaser shall electronically ratify and sign such application. Purchaser will provide all emergency response services post closing as if they were the recognized license holder immediately upon Closing.

(c)	All costs incurred in:

(i)	transferring any data, records, files, core samples or other information or materials of whatsoever nature or kind constituting WCBU Miscellaneous Interests;

(ii)	registering any transfers and conveyances inclusive of pipeline and well licence transfers (including those submitted electronically); and

(iii)	registering any further assurances required to convey the WCBU Assets;

shall be the responsibility of and paid for directly by the Purchaser provided that any costs to conduct the transactions provided in Clause 6.1, or to transfer title to the WCBU Assets into the name of a Vendor from a Third Party, or to retain a copy of all or any portion of the WCBU Miscellaneous Interests described in paragraphs 1.1(ppppppppp)(v), 1.1(ppppppppp)(vi) and 1.1(ppppppppp)(vii), shall be the responsibility of and paid for directly by the Vendors.

11.2	Trustee Obligations

The Purchaser shall assume the trust obligations of the Vendors under the trust declarations and agreements in respect of the White Map Area or portion thereof, and the Parties shall enter into such Conveyance Documents as are necessary to effect the transfer of such obligations to the Purchaser effective as the Effective Time.

11.3	Pipeline Licences

(a)	Upon execution of this Agreement, the Vendors shall:

(i)	provide the Purchaser access to all Pipeline Records in the Vendors’ possession; and

(ii)

use commercially reasonable efforts to commence and obtain prior to Closing, Pipeline Engineering Assessments for each and every Operated Pipeline using the guidelines set forth in the “Pipeline Assessment Template” contained in the folder indexed as item 1.10.5 in the Data Room Information.

(b)

In respect of Operating Pipelines, the evaluation criteria for fitness for purpose and service shall be consistent with the current use of such Operating Pipeline. In respect of an Operated Pipeline which is not an Operating Pipeline, the evaluation criteria for fitness for purpose and service shall be that of suspension or abandonment. The Parties agree that the provision by Vendors of a Pipeline Engineering Assessment completed by Vendors shall be an acceptable substitute in lieu of the rectification of any deficiency in the Pipeline Records, in order for both Parties to make the declarations required to comply with the regulatory requirements to transfer the Operated Pipeline licences pursuant to the Pipeline Rules. To the extent that the Vendors provide a Pipeline Engineering Assessment for an Operated Pipeline, the Parties shall make such declarations as are required to effect the Operated Pipeline transfer.

(c)

If a Pipeline Engineering Assessment in respect of an Operated Pipeline provided by the Vendors does not demonstrate that the subject Operated Pipeline is fit for its current purpose and service (“Deficient Pipeline Engineering Assessment”), then Vendors will disclose the Deficient Pipeline Engineering Assessment to the appropriate Governmental Authorities to the extent required under Applicable Laws, and the Parties shall use all commercially reasonable efforts to cooperate in rectifying any deficiency, so as to expeditiously make the declarations required to effect the Operated Pipeline transfer. If Vendors determine in their sole and absolute discretion that they are reasonably able to rectify the deficiency noted in any Deficient Pipeline Engineering Assessment prior to Closing, Vendors shall take such steps to rectify such deficiency, subject to Clause 11.3(e). The existence of or determination that an Operated Pipeline is a Deficient Pipeline following receipt of a Pipeline Engineering Assessment shall constitute grounds to delay the transfer of the pipeline licences for such Operated Pipelines until the deficiency is rectified to the mutual satisfaction of the Parties, acting reasonably.

(d)

If the Vendors have not, at or prior to Closing, provided the relevant Pipeline Engineering Assessments for all Operated Pipelines in order to allow the Parties to make the declarations referred to in Clause 11.3(a) with respect to such Operated Pipelines, or an Operated Pipeline is subject to a Deficient Pipeline Engineering Assessment for which the deficiency has not been rectified prior to Closing, then from and after Closing:

(i)

having regard to Transferring Employees and Transferring Contractors subject to Clause 14.2, the Vendors shall promptly and diligently complete the Pipeline Engineering Assessments in respect of the affected Operated Pipelines for which no Pipeline Engineering Assessment was provided at Closing, provided that if an Employee or Contractor that a Vendor would have used to prepare the Pipeline Engineering Assessment has become a Transferring Employee or Transferring Contractor upon Closing, then Purchaser shall cause that Transferring Employee or Transferring Contractor to complete the Pipeline Engineering Assessment on behalf of Vendors at no additional cost to Vendors; and

(ii)

Vendors shall continue to hold the licences for Operated Pipelines for which no Pipeline Engineering Assessment was provided prior to Closing and which are subject to a Deficient Pipeline Engineering Assessment that has not been rectified prior to Closing, on behalf of the Purchaser as bare trustee and agent until such time as such Pipeline Engineering Assessments are provided, deficiencies identified in Deficient Pipeline Engineering Assessments are rectified, and transfers of the licences thereof from Vendors to the Purchaser are registered with the appropriate Governmental Authority. Vendors shall hold licences for such Operated Pipelines in trust pursuant to a trust agreement to be entered into by the Parties at Closing on terms and conditions acceptable to the Parties, acting reasonably, which agreement shall include a term that it automatically terminates in respect of any Operated Pipeline held pursuant thereto being transferred in accordance with the Pipeline Rules.

(e)

All costs incurred in the preparation of such Pipeline Engineering Assessments before Closing shall be borne solely by the Vendors and all costs incurred in the either the preparation of a Pipeline Engineering Assessment after Closing or the rectification of a Deficient Pipeline Engineering Assessment, whether rectified prior to or after Closing, shall be borne solely by the Purchaser provided that Closing occurs, and there shall be no adjustment to the Purchase Price in respect thereof pursuant to Clause 4.1 or otherwise. Notwithstanding the foregoing, Purchaser shall be entitled to conduct work in respect of the Deficient Pipeline Engineering Assessment under the terms of the Transition Services Agreement.

(f)

Until such time as the Operated Pipeline licences are transferred to the Purchaser, the Vendors shall promptly make all filings and payments required to maintain the pipeline licence for the Operated Pipelines, provided that the Purchaser provides the Vendors on a timely basis with the necessary funds for any payments and with any information required from the Purchaser for such filings.

(g)

The Vendors will promptly provide the Purchaser all Third Party AFEs, notices, specific information, communications, invoices, billings, and other documents that the Vendors receive respecting any Operated Pipeline and will promptly respond to such AFEs, notices, information and other documents pursuant to the written instructions of the Purchaser, acting reasonably and if received on a timely basis, provided that the Vendors may refuse to follow instructions that it believes, acting reasonably and in good faith, to be unlawful or in conflict with applicable agreements regarding the affected Operated Pipeline by providing written notice to that effect to Purchaser in a timely manner.

(h)

Subject to maintaining possession of the Pipeline Records while obtaining Pipeline Engineering Assessments, the Vendors shall deliver to the Purchaser, at or within a reasonable period of time after Closing, all available Pipeline Records.

11.4	Licence and Authorization Transfers

(a)

If requested by any Party, at least five (5) Business Days prior to the Closing Time, the appropriate Party shall communicate with the relevant Governmental Authority to determine all conditions and deposits which the relevant Governmental Authority will require in order for the relevant Governmental Authority to approve the transfer by the Vendors to the Purchaser of licences and authorizations for the WCBU Wells and WCBU Tangibles licenced to the Vendors, and the communicating Party shall advise the other Party in writing as soon as practicable after a response is received from the relevant Governmental Authority, of such conditions and required deposits. In such case, at the Closing Date, the appropriate Party shall satisfy the deposit requirements of the relevant Governmental Authority in order to approve any of those licence and authorization transfers to the Purchaser. The Parties further covenant to comply with all conditions imposed by the relevant Governmental Authority in respect of such transfers and such covenant shall survive Closing for the benefit of the purchaser and the Vendors, respectively.

(b)

Within a reasonable period of time following Closing, in accordance with Clause 11.1(b) and subject to any necessary approval of any working interest owners in the particular WCBU Asset (to the extent such working interest owners have the contractual right to grant or deny consent) the Vendors shall electronically submit applications to the relevant Governmental Authorities for the transfer of any WCBU Wells and WCBU Tangibles held in the name of the Vendors. If the working interest owners for a WCBU Asset deny their consent to such transfer, the Parties shall cooperate in re-transferring the pertinent licences or authorizations back to the Vendors for the Vendors’ assignment to an operator approved by both the Purchaser and the working interest owners in accordance with the WCBU Title and Operating Document governing such WCBU Asset.

(c)	After Closing:

(i)

whether or not the Purchaser requested prior determination of the relevant Governmental Authority transfer conditions under this Clause 11.4, if for any reason the relevant Governmental Authority requires a Party to make a deposit in order to approve the licence or authorization transfer, such Party shall and covenants to immediately make such deposit;

(ii)

if the National Energy Board does not grant leave for the transfer of any pipelines comprising the WCBU Assets requiring such leave, the Vendors shall hold such WCBU Assets in trust for the Purchaser until such time as leave is granted and shall cooperate and provide commercially reasonable assistance to the Purchaser in order to effect such transfer to the Purchaser.

(d)

If the required Party fails to make a deposit it is required to make under Clause 11.4(c)(i) within ten (10) Business Days of such Party’s receipt of notification from the relevant Governmental Authority that such deposit is required, the other Party shall have the right, but not the obligation, to make such deposit. In such event, the required Party shall reimburse the other Party for the amount of such deposit plus interest thereon at the Default Rate from the date the other Party paid the deposit until such reimbursement is made. In addition to all other rights to enforce such reimbursement otherwise available to the Party making payment as set out above, it shall have the right to set-off the amount of such reimbursement (including interest) against other monies due to the required Party.

(e)

Each Party hereby appoints the other Party as its agent with regard to the payment referred to in Clause 11.4(d), it being agreed however that the appointed Party shall not have any obligation to make such security deposits on behalf of the appointing Party.

(f)

Notwithstanding Clause 9.3, the Parties acknowledge that the transfer to the Purchaser after Closing of operating licences for WCBU Wells, pipelines and facilities included in the WCBU Assets that are operated by a Vendor in British Columbia (herein called individually a “B.C. Facility” or collectively the “B.C. Facilities”) may take a lengthy time for the OGC to process. Accordingly, subject to any reasonable directions provided by the Purchaser to the Vendors after Closing, the Parties agree to the following regarding the B.C. Facilities following the Closing Date:

(i)

the Parties will work together in good faith to promptly execute and submit the applications for the licence transfers for B.C. Facilities on a diligent basis and take any lawful action to encourage the diligent processing by the OGC of such applications;

(ii)

if the OGC has not approved a transfer of the operating licence for any B.C. Facility to the Purchaser or an Affiliate of the Purchaser within twelve (12) months of the Closing Date and such failure to transfer such licence is not attributable to delays in processing, then the Parties will meet to address this matter in accordance with Clause 9.3 provided, however, the Purchaser shall have the right to instruct the Vendors, and the Vendors shall comply with such instruction, to undertake all reasonable action in order to effect the transfer of the operating licence for the B.C. Facilities to the Purchaser. Notwithstanding the foregoing, the applicable Vendor may refuse to follow instructions that it believes, acting reasonably and in good faith, to be unlawful or in conflict with applicable WCBU Title and Operating Documents, Applicable Law or good oil and gas industry practices regarding the affected B.C. Facility by providing written notice to that effect to the Purchaser in a timely manner;

(iii)

subject to the resolution agreed to between the Parties pursuant to Clause 11.4(f)(ii), from the Closing Date until the first day of the month following the month in which the OGC approves the transfer of the licence for the B.C. Facility to the Purchaser or its Affiliate, the B.C. Facility shall be operated by the Purchaser notwithstanding that a Vendor holds the operating licence to such B.C. Facility on the terms described in this Clause 11.4(f), it being hereby further agreed that each B.C. Facility licence may be separately transferred as soon as possible and that the operation of that B.C. Facility shall be for the account of the Purchaser notwithstanding that a Vendor remains the licenced operator for that B.C. Facility;

(iv)

CPCRC on behalf of the Vendor holding the operating licence for a B.C. Facility shall promptly make all filings and payments required to maintain the licence for the B.C. Facility, provided that the Purchaser provides CPCRC on a timely basis with the necessary funds for any payments and with any information required from the Purchaser for such filings;

(v)

each Vendor will forthwith provide or cause CPCRC to provide to the Purchaser all Third Party AFEs, notices, specific information, communications, invoices, billings, and other documents the Vendor receives respecting any B.C. Facility that is subject to this Clause 11.4(f), and will promptly respond to such AFEs, notices, information and other documents pursuant to the written instruction of the Purchaser, if received on a timely basis, provided that CPCRC and the applicable Vendor may refuse to follow instructions that it believes, acting reasonably and in good faith, to be unlawful or in conflict with applicable agreements regarding the affected B.C. Facility by providing written notice to that effect to the Purchaser in a timely manner; and

(vi)

the Purchaser covenants and agrees with CPCRC and each Vendor which may hold a licence to a B.C. Facility that is subject to this Clause 11.4(f) to indemnify and save harmless CPCRC and such Vendor from all Losses and Liabilities arising as a result of CPCRC or such Vendor holding the operating licence for a B.C. Facility for the Purchaser, except to the extent caused by Gross Negligence of CPCRC or such Vendor, and CPCRC or such Vendor, as applicable, shall indemnify and save harmless the Purchaser from any such Losses and Liabilities arising from that Gross Negligence.

ARTICLE 12

LIABILITIES AND INDEMNITIES

12.1	COPCO and the Vendors’ Indemnity

(a)

Subject to the terms and conditions of this Agreement, if Closing occurs, COPCO and the Vendors (including any Vendors resulting from the steps taken in Clause 6.1), shall, on a joint and several basis in the manner specified in Clause 12.5, be liable for and as a separate covenant, indemnify, defend, save, and hold the Purchaser, its Affiliates, and each of their respective officers, directors, partners, managing directors, employees, agents, consultants, representatives, and successors (each, a “Purchaser Entity”) harmless from and against all Losses and Liabilities incurred or suffered by a Purchaser Entity arising out of, relating to, or resulting from:

(i)

any breach of any of COPCO’s or the Vendors’ representations or warranties made in this Agreement or in any certificate, instrument or other document delivered by such Vendor pursuant to this Agreement;

(ii)	any breach of any covenant or agreement made in this Agreement by COPCO or any Vendor or in any certificate, instrument or other document delivered by COPCO or a Vendor pursuant to this Agreement;

(iii)	the operation, ownership or use of the Excluded Assets, including any Excluded Liabilities; or

(iv)	the Affiliate Contracts, except to the extent adjusted for in accordance with Clause 4.1(b)(viii).

even if in each such case such Losses and Liabilities are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any Purchaser Entity, except to the extent caused by or attributable to the fraud or Gross Negligence of any Purchaser Entity. COPCO and each Vendor’s indemnity obligations set forth in Clauses 12.1(a)(i) and 12.1(a)(ii) above shall survive the Closing Date in accordance with the provisions of Clause 10.6(a). COPCO’s and the Vendors’ indemnity obligation set forth in Clause 12.1(a)(iii) and 12.1(a)(iv) above shall survive the Closing Date indefinitely, COPCO’s and Vendors’ liability and indemnity as set forth in Clause 12.1(iii) and 12.1(iv) and shall apply without limit and without regard to cause or causes, including the negligence, whether sole, concurrent, gross, active, passive, primary or secondary, or the wilful or wanton misconduct of Purchaser, the Vendors or any other Person or otherwise. The Vendors acknowledge and agree that it shall not be entitled to any rights or remedies as against any Purchaser under the common law or statute pertaining to any Excluded Assets, including any Excluded Liabilities, including the right to name any Purchaser as a ‘third party’ to any action commenced by any Person against a Vendor.

(b)

The Vendors and COPCO hereby forever releases and discharges the Purchaser and each and Purchaser Entity from any Claims and all liability to the Vendors or the Vendors’ successors and permitted assigns as a result of the breach of any representation, warranty, covenant or agreement by the Purchaser that COPCO or the Vendors had actual knowledge of as at the Closing Date and failed to give notice thereof in accordance with Clause 6.11.

12.2	Purchaser’s Indemnity

(a)

Subject to the terms and conditions of this Agreement, if Closing occurs, the Purchaser shall be liable for, and as a separate covenant, indemnify, defend, save and hold COPCO and each Vendor, its Affiliates, and each of their respective officers, directors, partners, managing directors, employees, agents, consultants, representatives, and successors (each, a “Vendor Entity”) harmless from and against all Losses and Liabilities incurred or suffered by a Vendor Entity arising out of, relating to, or resulting from:

(i)	any breach of any of the Purchaser’s representations or warranties made in this Agreement or in any certificate, instrument or other document delivered by the Purchaser pursuant to this Agreement;

(ii)	any breach of any covenant or agreement made in this Agreement or in any certificate, instrument or other document delivered by the Purchaser pursuant to this Agreement;

(iii)	the operation, ownership, use, construction or maintenance of the WCBU Assets and the FCCL Partnership Assets arising or accruing on or after the Effective Time; and

(iv)

the Purchaser’s use, distribution or disclosure of the WCBU Operating Statements, Asset Reserves Report, WCBU Assets Description or Interim Period WCBU Operating Statements, if applicable, that are required under Applicable Canadian Securities Laws or Applicable US Securities Laws, or otherwise by the Purchaser to be included or incorporated by reference, in any Offering Document in connection with any Financing or Follow-on Financing.

even if in each such case such Losses and Liabilities are caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of COPCO or any Vendor Entity, except to the extent caused by or attributable to the fraud or Gross Negligence of COPCO or any Vendor Entity. The Purchaser’s indemnity obligations set forth in Clause 12.2(a)(i) and (ii) above shall survive the Closing Date, as applicable, in accordance with the provisions of Clause 10.6(a). The Purchaser’s indemnity obligation set forth in Clause 12.2(a)(iii) above shall survive the Closing Date indefinitely.

(b)

The Purchaser hereby forever releases and discharges each Vendor and Vendor Entity from any Claims and all liability to the Purchaser or the Purchaser’s successors and permitted assigns as a result of:

(i)

the use or reliance upon information and materials pertaining to the WCBU Assets delivered or made available by the Vendors or their respective Representatives to the Purchaser pursuant to this Agreement including any evaluations, projections, reports and interpretive or non-factual materials prepared by or for or received by the Vendors except to the extent expressly represented under Clauses 10.1(ff)(i) and 10.1(ll); and

(ii)

breach of any representation, warranty, covenant or agreement by a Vendor that the Purchaser had actual knowledge of as at the Closing Date and failed to give notice thereof in accordance with Clause 6.11.

12.3	Environmental Indemnity

The Purchaser acknowledges that it:

(a)	is familiar with the condition of the WCBU Assets, and the FCCL Partnership Assets, including the past and present use of the WCBU Assets, and the FCCL Partnership Assets;

(b)

has been provided with the right and the opportunity to conduct due diligence investigations with respect to existing or potential WCBU Environmental Liabilities insofar as such WCBU Lands were included in the WCBU Land Schedule, and as operator of the FCCL Partnership Assets, has knowledge regarding potential FCCL Partnership Environmental Liabilities;

(c)	is not relying upon any representation or warranty of the Vendors as to the condition, environmental or otherwise, of the FCCL Partnership Assets or FCCL Partnership Liabilities;

(d)

is not relying upon any representation or warranty of the Vendors as to the condition of the WCBU Tangibles, except for the representation and warranty expressly made by the Vendors pursuant to Clause 10.1(t), and notwithstanding the provisions of Clause 12.1(a)(i), the Purchaser agrees that once Closing has occurred, no Vendor shall have any liability whatsoever for the condition of the WCBU Tangibles except, subject to the limitations set out in Clause 12.5, to the extent related to a breach of the representation and warranty specifically made by the Vendors in Clause 10.1(t);

(e)

is not relying upon any representation or warranty of the Vendors as to existing or potential WCBU Environmental Liabilities, except for the representation and warranty expressly made by the Vendors pursuant to Clause 10.1(x);

(f)

is not relying upon any representation or warranty of the Vendors as to the environmental condition of the WCBU Assets except for the representations and warranty expressly made by the Vendors in to Clause 10.1(x); and notwithstanding the provisions of Clause 12.1(a)(i), the Purchaser agrees that once Closing has occurred, no Vendor shall have any liability whatsoever for any WCBU Environmental Liabilities or FCCL Partnership Environmental Liabilities except, subject to the limitations set out in Clause 12.5 and only in respect of WCBU Environmental Liabilities, to the extent related to a breach of the environmental representation and warranty specifically made by the Vendors in respect of the WCBU Assets in Clause 10.1(x). In this regard, once Closing has occurred, the Purchaser:

(i)	shall be solely liable and responsible for all of the Vendors’ Losses and Liabilities; and

(ii)

as a separate covenant shall indemnify and save each Vendor and Vendor Entity harmless from and against all Losses and Liabilities that may be brought against or which they or any one of them may suffer, sustain, pay or incur;

as a direct result of any act, omission, matter or thing related to any WCBU Environmental Liabilities and FCCL Partnership Environmental Liabilities, however and whenever arising or accruing, and the Purchaser shall assume, perform, pay and discharge all such WCBU Environmental Liabilities and the FCCL Partnership Environmental Liabilities. This liability and indemnity shall apply without limit and without regard to cause or causes, including the negligence, whether sole, concurrent, gross, active, passive, primary or secondary, or the wilful or wanton misconduct of either the Vendors or the Purchaser or any other Person or otherwise. The Purchaser acknowledges and agrees that it shall not be entitled to any rights or remedies as against any Vendor or Vendor Entity under the common law or statute pertaining to any WCBU Environmental Liabilities or the FCCL Partnership Environmental Liabilities, including the right to name any Vendor or Vendor Entity as a ‘third party’ to any action commenced by any Person against the Purchaser. The Purchaser’s indemnity obligation set forth in this Clause 12.3 shall survive the Closing Date indefinitely.

12.4	Indemnification Procedure – Third Party Claims

The following procedures shall be applicable to any Claim (a “Third Party Claim”) made against a Party (the “Indemnified Party”) by a Person other than such Indemnified Party or any of its Representatives for which it is entitled to indemnification pursuant to this Agreement from the other Party (the “Indemnifying Party”):

(a)

upon the Third Party Claim being made or commenced against the Indemnified Party, the Indemnified Party shall promptly provide written notice thereof to the Indemnifying Party. The notice shall describe the Third Party Claim in reasonable detail and indicate the estimated amount, if practicable, of the indemnified Losses and Liabilities that have been or may be sustained by the Indemnified Party in respect thereof. If the Indemnified Party does not give prompt notice to the Indemnifying Party as aforesaid, then such failure shall only lessen or limit the Indemnified Party’s rights to indemnity hereunder to the extent that the defence of the Third Party Claim was prejudiced by such lack of prompt notice;

(b)

if the Indemnifying Party acknowledges to the Indemnified Party in writing that the Indemnifying Party is responsible to indemnify the Indemnified Party in respect of the Third Party Claim pursuant hereto, the Indemnifying Party shall have the right to do either or both of the following:

(i)	assume carriage of the defence of the Third Party Claim using legal counsel of its choice and at its sole cost; and

(ii)

settle the Third Party Claim provided the Indemnifying Party pays the full monetary amount of the settlement and the settlement does not impose any unreasonable restrictions or obligations on the Indemnified Party;

(c)

notwithstanding the assumption by the Indemnifying Party of the defence of the Claim, if the defendants in any such Claim shall include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of, or decision by either the Indemnifying Party or the Indemnified Party to put forward, different or additional defences to the Indemnifying Party and the Indemnified Party, the Indemnified Party shall have the right to select separate counsel to participate in the defence of the Claim on its behalf, at the expense of the Indemnifying Party;

(d)

each Party shall cooperate with the other Party in the defence of the Third Party Claim, including making available to the other Party or its directors, officers, employees and consultants whose assistance, testimony or presence is of material assistance in evaluating and defending the Third Party Claim;

(e)

the Indemnified Party shall not enter into any settlement, consent order or other compromise with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned) unless the Indemnified Party waives its rights to indemnification in respect of the Third Party Claim;

(f)

if the Indemnifying Party acknowledges in writing to the Indemnified Party that the Indemnifying Party is responsible to indemnify the Indemnified Party for a Third Party Claim pursuant hereto and pays the Third Party Claim, the Indemnifying Party shall be subrogated to all Claims the Indemnified Party may have relating thereto. The Indemnified Party shall give such further assurances and cooperate with the Indemnifying Party to permit the Indemnifying Party to pursue such subrogated Claims as reasonably requested by it; and

(g)

if the Indemnifying Party has paid an amount pursuant to the indemnification obligations herein and the Indemnified Party shall subsequently be reimbursed from any other source in respect of the Third Party Claim, the Indemnified Party shall promptly pay the amount of the reimbursement (including interest actually received) to the Indemnifying Party, net of taxes required to be paid by the Indemnified Party as a result of such payment and plus any taxes saved or recovered by the Indemnified Party as a result of such payment.

(h)

The Parties acknowledge and agree that the WCBU Assets include whatever rights of indemnity, set-off, counterclaim and other legal and equitable rights as against Third Parties as may exist in the WCBU Title and Operating Documents in respect of any Claims for which the Purchaser is the Indemnifying Party and the Vendors shall cooperate as is reasonably necessary for the Purchaser to exercise such rights as against such Third Parties.

12.5	Limitations on Liability

(a)

No Purchaser Entity, COPCO or Vendor Entity shall be entitled to seek indemnification from a Party hereunder with respect to any Claim or Losses and Liabilities under Clause 12.1(a)(i) or 12.2(a)(i), as applicable, unless such indemnified Person notifies such Party of such Claim or Losses and Liabilities within the period specified in Clause 10.6(a).

(b)

The Parties acknowledge and agree that an obligation under this Agreement to provide written notice of a Claim within the relevant period specified in Clauses 6.11 and 10.6(a) and in a manner provided under this Agreement is intended by the Parties as a limitation of liability that represents a fair and equitable allocation of the risks and liabilities that each Party has agreed to assume in connection with the subject matter hereof and is not an agreement within the provision of subsection 7(2) of the Limitations Act (Alberta).

(c)

No Party shall make an indemnification claim or be entitled to recover hereunder with respect to a breach of any warranty, covenant or agreement set forth in this Agreement if and to the extent that: (i) the liability underlying the claim is accounted for in any of the adjustments provided for in Clauses 4.1, 4.2 8.4(b)(ii)(B)(2), 8.5(b)(ii)(B)(2), 8.6(e)(ii)(B) or 15.2(b); or (ii) the Party making an indemnification claim had knowledge of the breach giving rise to such Claim but did not comply with Clause 6.11.

(d)

Except to the extent provided in Clause 12.5(f), the indemnification obligations of the Parties under Clauses 12.1(a)(i), 12.1(a)(ii), 12.1(a)(ii)12.2(a)(i) and 12.2(a)(ii) are subject to the following restrictions:

(i)

no individual Claim of an indemnified Person may be made against a Party for any Claim or Losses and Liabilities hereunder unless such Claim or Losses and Liabilities suffered by such indemnified Person exceed an amount equal to                                                           US Dollars (USD $            ) [REDACTED - Indemnity Threshold Amount] (converted into Canadian Dollars in accordance with Clause 1.2(m)).

(ii)

subject to Clause 12.5(d)(iii) in respect of a Claim in respect of a breach of the representations and warranties in Clauses 10.1(x) or 10.1(i) or in respect of a Material Undisclosed Claim, neither COPCO nor the Vendors in the aggregate, nor the Purchaser (except as provided in Clause 12.5(d)(iv)) shall have any liability for any indemnification pursuant to this Agreement unless and until the aggregate amount of the liability for all Claims or Losses and Liabilities to indemnified Persons hereunder exceeds                                                              US Dollars (USD $              ) [REDACTED - Indemnity Threshold Amount] (converted into Canadian Dollars in accordance with Clause 1.2(m)), at which point all Losses and Liabilities of the Purchaser shall be recoverable from COPCO and the Vendors and all Losses and Liabilities of COPCO and Vendors shall be recoverable from the Purchaser, as applicable. For the avoidance of doubt, the Vendors shall be treated as one Party for the purpose of applying the monetary limits or thresholds in this Clause 12.5 and the adjustments to the Purchase Price pursuant to Clause 4.1 and any payments in respect thereof shall not be limited by this Clause 12.5;

(iii)

neither COPCO nor the Vendors in the aggregate shall have any liability for any indemnification pursuant to this Agreement in respect of a Claim in respect of a breach of the representations and warranties in Clauses 10.1(i) or 10.1(x), or in respect of a Material Undisclosed Claim, unless and until the aggregate amount of the liability for all Claims or Losses and Liabilities to indemnified Persons in respect of such matter exceeds an amount equal to:

(A)	the Threshold Amount; minus

(B)

if notice of Uncured Title Defects, Uncured Environmental Defects or Uncured Defects and Claims is served by Purchaser against Vendors pursuant to Clauses 8.4(b)(i), 8.4(b)(ii)(B)(1), 8.5(b)(i), 8.5(b)(ii)(B)(1), or 8.6(d), the aggregate amount of the Uncured Defects and Claims for which notice was served after taking into account any efforts by Vendors to cure same;

provided that such amount shall in no event be less than zero; and

(iv)

the limitations provided in Clause 12.5(d)(i) and 12.5(d)(ii) shall not apply to any Claim by COPCO or Vendors for indemnification in respect of a breach of Purchaser’s representations and warranties in Clauses 10.4(p), 10.4(t), 10.4(u), 10.4(v), or 10.4(w);

(v)

the Vendors’ indemnification obligations under this Agreement shall be limited to an aggregate maximum amount (treating the Vendors and COPCO as one Party for such purpose) equal to                      percent (    %) [REDACTED - Liability Amount] of the Base Purchase Price other than for breaches of:

(A)	Clauses 10.1(a) to (c) for which Vendors’ and COPCO’s indemnity obligation shall be limited to a maximum of percent %) [REDACTED - Liability Amount] of the Base Purchase Price;

(B)	Clause 10.2(a), for which Vendors’ and COPCO’s indemnity obligation shall be limited to a maximum of percent ( %) [REDACTED - Liability Amount] of the Base Purchase Price;

provided that in no event or combination of events shall Vendors and COPCO’s indemnity obligations hereunder ever exceed                  percent      %) [REDACTED - Liability Amount] of the Base Purchase Price, it being acknowledged and agreed that the value of the Share Consideration for determining the Base Purchase Price in such event or combination of events, shall be the value of that Share Consideration as at the date hereof.

(e)

Nothing in this Agreement shall be construed so as to require a Party to be liable for or to indemnify the other Party or any of the other Party’s Affiliates or Representatives in connection with any Consequential Losses suffered, sustained, paid or incurred by such Party other than any such indirect, incidental, consequential, exemplary, special and punitive losses or damages and loss of profits suffered, sustained, paid or incurred by a Third Party entitled to indemnification from a Party.

(f)

Subject to Clause 12.5(e) nothing in this Clause 12.5 shall limit or otherwise apply to any Claims by either Party, or any Losses or Liabilities suffered, sustained, paid or incurred by either Party, in connection with Clause 3.4, Article 4, a breach of Clause 6.2, 6.4, 6.5, 8.7, or pursuant to Clauses 12.1(a)(iii), 12.1(a)(iv), 12.2(a)(iii), 12.2(a)(iv), 12.3, 12.9, 14.3, 15.2 or 16.3.

(g)

Except to the extent expressly provided in Clauses 6.11,8.4(b)(ii)(B)(2), 8.5(b)(ii)(B)(2), 8.6(e)(ii)(B), this Clause 12.5 or Clause 15.2(b), neither Party shall be liable under this Agreement for any Claims or Losses and Liabilities suffered, sustained, paid or incurred by the other Party after Closing that result from any inaccuracy in or breach of any representation or warranty in this Agreement if the Party seeking indemnification for such Claims or Losses and Liabilities had actual knowledge of such inaccuracy or breach at the time of Closing.

12.6	Sole Remedy

Clauses 3.2(c), 6.11, 12.1, 12.2, 12.3, 12.9 and 13.2 contains the Parties’ exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the Parties contained in this Agreement and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Clauses 5.2(c) and 5.3(c), as applicable. Except for the remedies contained in Clauses 3.2(c) prior to Closing, and in Clauses 6.11, 12.1, 12.2, 12.3 and 12.9 from and after the Closing, and in Clause 13.2 to the extent Closing does not occur, each Party releases, remises and forever discharges the other and its Representatives from any and all Claims, Losses and Liabilities, at law or in equity, known or unknown, which such Party might now or subsequently may have, based on, relating to or arising out of this Agreement, the ownership of the WCBU Assets or Partnership Interest, the activities or operations of the WCBU Assets or the FCCL Partnership (including for the avoidance of doubt its agents, advisors and representatives), or the FCCL Partnership’s ownership, use or operation of the FCCL Partnership Assets, even if caused in whole or in part by the negligence (whether sole, joint or concurrent), strict liability or other legal fault of any released Person, excluding the Gross Negligence of any released Person, provided that nothing in this Clause 12.6 shall be construed to eliminate or reduce the Purchaser’s indemnity obligations in Clauses 12.2, 12.3 and 12.9, or the Vendors’ indemnity obligations in Clause 12.1.

12.7	Vendor Liabilities

Subject to Clause 2.3, as between the Vendors, to the extent that any liability or obligation of one of the Vendors to the Purchaser under this Agreement is attributable to the act, failure to act or breach of a representation or warranty of a particular Vendor, the liability or obligation shall be allocated to such Vendor. In all other cases, as between the Vendors, any right, obligation or liability under this Agreement which pertains to particular assets that form part of the WCBU Assets or Partnership Interest shall be allocated between the Vendors based on each Vendor’s interest in the particular WCBU Assets or Partnership Interest.

12.8	No Merger

There shall not be any merger of any liability or indemnity hereunder in any assignment, conveyance, transfer or document delivered pursuant hereto notwithstanding any rule of law, equity or statute to the contrary and all such rules are hereby waived.

12.9	Assumed Claims

(a)

At Closing, the Purchaser shall assume carriage of the arbitration or litigation of the Assumed Claims using legal counsel of its choice and at its sole cost, but shall keep the Vendors informed on material developments related to the Assumed Claims, including any settlement of or material filings related to the Assumed Claims.

(b)

Subject to the terms and conditions of this Agreement, if Closing occurs, the Purchaser shall be liable for and as a separate covenant, indemnify, defend, save and hold each Vendor harmless from and against:

(i)	all Losses and Liabilities incurred or suffered by the Vendors arising out of, relating to, or resulting from the Assumed Claims;

(ii)	all of costs reasonably incurred to satisfy any requirements imposed in the decision of the arbitrator or any reasonable settlement of the Assumed Claims; and

(iii)	all costs of legal counsel, other than Vendors’ own counsel, and the arbitrator appointed for the arbitration proceeding and reasonable costs of investigating and defending the Assumed Claims.

(c)	The Parties agree that the Purchaser shall carry out any settlement discussions and negotiations of the Assumed Claims at its sole risk and expense.

12.10	No Third Party Rights

Notwithstanding anything to the contrary herein, no Indemnified Person other than the Vendors, any Affiliate of the Vendors that is not a natural Person and the Purchaser shall have any rights against either the Vendors or the Purchaser under the terms of this Agreement, except as such may be exercised on its behalf by the Vendors or the Purchaser, as applicable, pursuant to this Clause 12.10 and Clause 14.5. Each Party may elect to exercise or not exercise indemnification rights under this Clause on behalf of the other Indemnified Persons Affiliated with it that are not permitted to directly seek indemnity hereunder in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Clause. The Parties do not intend that any term of this Agreement shall be enforceable by any Person other than the Vendors, any Affiliate of the Vendors, or the Purchaser, except to the extent provided in Clause 14.5 and except to the extent provided in Clause 19.10 in respect of Clause 6.10(e).

ARTICLE 13

TERMINATION

13.1	Grounds for Termination

This Agreement may be terminated at any time prior to the Closing Date:

(a)	by mutual written agreement of the Vendors and the Purchaser; or

(b)

by either the Vendors or the Purchaser if the Closing has not occurred within five (5) months after the date of this Agreement (or such other date, if any, as the Vendors and the Purchaser shall have subsequently agreed in writing) provided the failure of the Closing to occur on or before such date is not caused by the negligent or willful failure by the Party electing to terminate hereunder to perform or observe in any material respect its covenants and agreements hereunder; or

(c)

by the Purchaser: (i) if any of the conditions set forth in Clause 5.3 shall not be complied with, or waived by the Purchaser, at or before the Closing Date; or (ii) if a Vendor shall have filed for bankruptcy, voluntary or otherwise, entered reorganization proceedings, become unable to pay its respective debts as they come due or otherwise become insolvent; or

(d)

by the Vendors: (i) if any of the conditions set forth in Clause 5.2 shall not be complied with, or waived by the Vendors, at or before the Closing Date; or (ii) if the Purchaser shall have filed for bankruptcy, voluntary or otherwise, entered reorganization proceedings, become unable to pay its respective debts as they come due or otherwise become insolvent; or

(e)	by either Party pursuant to Clauses 8.4(b)(iii), 8.5(b)(iii) or 8.6(f).

13.2	Effect of Termination

(a)	If this Agreement is terminated by the Vendors or the Purchaser as permitted under Clause 13.1:

(i)

the Vendors’ right to keep the Deposit and any interest actually earned thereon and the Purchaser’s right to the return of the Deposit and any interest actually earned thereon shall be governed by Clause 3.2, and

(ii)	subject to Clause 12.5(e), Purchaser shall be entitled to such rights and remedies as it may have at law or equity:

(A)	if Closing does not occur as a result of a breach by Vendor of its covenants hereunder, or a breach of its representations and warranties; or

(B)	for any breach of those provisions of Clause 6.12(b) that are to remain operative for a period of one hundred and eighty (180) days following any such termination of this Agreement;

but otherwise, such termination shall be without liability of either Party to the other Party to this Agreement, or to any of their shareholders or Representatives.

(b)	Article 12, and Clause 19.3 and the provisions of the Confidentiality Agreement shall remain in full force and effect following any such permitted termination.

ARTICLE 14

POST-CLOSING MATTERS

14.1	Post-Closing Access and Delivery of Records

(a)

Following Closing, the Vendors and the Purchaser shall cooperate with each other and, upon the request of either the Vendors or the Purchaser (the “Requesting Party”), and subject to the terms and conditions agreed to by the Parties in writing, provide reasonable access to the Requesting Party and the Requesting Party’s designee for the development and operations of the WCBU Assets or the Excluded Assets, as applicable, or other rights and assets of the Requesting Party or its Affiliates in the vicinity of the WCBU Assets or the Excluded Assets, as applicable, to the extent that such development and operations do not unreasonably interfere with the other Party’s development and operations, including the prompt execution, as requested by the Requesting Party from time to time, of all road use agreements, surface licence agreements and right-of-way access agreements incorporating standard industry terms and conditions granting the Requesting Party with such surface access rights. This Clause 14.1 shall survive Closing indefinitely.

(b)

The Vendors shall use commercially reasonable efforts to provide Purchaser with the WCBU Title and Operating Documents not delivered at Closing as soon as reasonably practicable following Closing and in any event, within one (1) year from the Closing Date.

14.2	Post-Closing Transition

The Parties shall use commercially reasonable efforts to agree to the form of the Transition Services Agreement incorporating the principles specified in Schedule 1.1(vvvvvvvv) and to the form of the Technical Services Agreement incorporating the principles specified in Schedule 1.1(llllllll) prior to the Closing Date, in accordance with Clause 6.7(a)(ii). Such transition services and Vendors’ covenants to perform any obligation hereunder after Closing shall have regard to the number and qualifications of Transferring Employees and Transferring Contractors, and the terms of the Transition Services Agreement regarding responsibility for instructing such Transferring Employees. Transition services are intended to be undertaken on a function by function basis and to be terminated on the earlier of: (i) written notice from Purchaser; or (ii) the date that is the later of: (A) the last date of the fourth (4th) month following the Closing Date; and (B) such later date as provided in the Transition Services Agreement. The provisions of Clause 6.7(b) shall survive Closing for the benefit of the Purchaser and the Vendors, respectively.

14.3	No Further Amendment to FCCL Partnership Agreement and Prior Tax Returns

(a)

The Purchaser agrees to allocate income, loss or other allocable amount of the FCCL Partnership for income tax purposes to CPCRC for all fiscal periods of the FCCL Partnership ending on or before December 31, 2017 in accordance with this Agreement and the FCCL Partnership Agreement as amended pursuant to Clauses 5.4(p) and 5.5(s). Except to the extent provided in such amendment, the Purchaser shall not amend the allocation provisions of the FCCL Partnership Agreement in a manner that would cause any allocable items of the FCCL Partnership to be allocated to CPCRC after the Effective Date. For any fiscal period of the FCCL Partnership ending on or before December 31, 2017, the Purchaser shall not agree after Closing to: (i) allocate any allocable items of the FCCL Partnership to CPCRC for income tax purposes; or (ii) change any partnership Tax Returns, reporting or accounting practices if such allocation or change would result in an amount being allocated to CPCRC for any fiscal period of the FCCL Partnership after the Effective Time.

(b)

The Purchaser shall not and shall cause the Partnership to not agree to any compromise or settlement of any Claim for Taxes for any taxation period ending on or before January 1, 2017 without the prior written consent of CPCRC, not to be unreasonably withheld. The Purchaser agrees that after Closing, neither Purchaser nor the FCCL Partnership shall request an audit by any Taxation Authority that may result in an assessment for any FCCL Partnership fiscal period ending on or before January 1, 2017, without the prior written consent of CPCRC, not to be unreasonably withheld. Purchaser shall not and shall cause the FCCL Partnership not to re-file any FCCL Partnership Tax Return or information respecting any FCCL Partnership fiscal period ending on or before January 1, 2017 without the prior consent of CPCRC, not to be unreasonably withheld, and if the Purchaser modifies the FCCL Partnership in any way after Closing which results in an increase in Tax liability by CPCRC for any FCCL Partnership fiscal period ending on or before December 31, 2017, the Purchaser shall be liable for, and as a separate and independent covenant, indemnify CPCRC from and against all Losses and Liabilities arising out of or relating to such increased liability for Taxes. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser’s covenants in this Clause 14.3 shall survive the Closing Date until the date that is                                                                                                                                                                                                  [REDACTED – Survival Period]

14.4	Signs and Emergency Response Plans

(a)

Within six (6) months following the Closing Date, the Purchaser shall remove the names of the Vendors and their Affiliates and predecessors from all signs located at or near the WCBU Wells and WCBU Tangibles. If the Purchaser fails to comply with the foregoing, the Vendors shall have the right, at their discretion, to remove their and their Affiliates’ and predecessors’ names as aforesaid and the Purchaser shall be responsible for and shall reimburse the Vendors for all reasonable costs incurred by the Vendors in so doing.

(b)

As soon as reasonably practicable and, in any event, prior to submitting licence transfers to a Governmental Authority in accordance with Clauses 11.3 and 11.4, Purchaser shall ensure that it has complied with all Applicable Laws and directives of any and all Governmental Authorities having jurisdiction over the WCBU Assets regarding Purchaser’s emergency response plan(s) for the WCBU Assets.

14.5	Access to Information

From and after the date of this Agreement, the Purchaser shall:

(a)

provide COP as parent of the Vendors, and its designated accounting firm, on reasonable prior notice, access to such of the Purchaser’s files and records, and shall make available such of the Purchaser’s personnel, as are reasonably required by COP and such accounting firm, to enable COP to prepare and make any filings required by Applicable US Securities Laws in connection with the sale of the Partnership Interest and WCBU Assets pursuant to this Agreement, including, the production and disclosure of pro forma financial statements of COP reflecting such sale. The Purchaser consents to the use of any information provided by it to COP pursuant to this Clause 14.5 solely for the purpose contemplated herein, provided that the Purchaser hereby disclaims (and Vendors agree that the Purchaser shall not have) any liability to the Vendors or any other Third Party for the accuracy and completeness of any information provided pursuant hereto; and

(b)

provide the Vendors, their Affiliates or their respective Representatives, on reasonable prior notice, access to such of the Purchaser’s files and records, and shall make available such of the Purchaser’s personnel, as are reasonably required by the Vendors or their Affiliates to enable the Vendors or their Affiliates to respond to any regulatory matters, audit queries or Claims initiated against any of them in connection with the Partnership Interest or WCBU Assets, provided that the Purchaser hereby disclaims (and the Vendors agree that the Purchaser shall not have) any liability to the Vendors or any other Third Party for the accuracy and completeness of any information provided pursuant hereto.

14.6	Cooperation and Records Retention

(a)

The Vendors and their Affiliates shall, no later than March 31 in a particular calendar year, deliver a written notice (an “Information Request”) to the Purchaser requesting such records and information as may reasonably be required in connection with the preparation of any return or filing relating to liability for U.S. income Taxes in relation to the Share Consideration; including information related to the Purchaser and its Affiliates in which the Vendors and their Affiliates own at least ten percent (10%) through the Share Consideration.

(b)

If any records or information requested by the Vendors’ or their Affiliates’ in their Information Request is not publicly available and the Purchaser is subject to Third Party restrictions on the use and disclosure of such records and information, the Purchaser shall use its commercially reasonable efforts to promptly obtain the consent of such Third Party for the disclosure and use of such records and information by the Vendors and their Affiliates as contemplated in Clause 14.6(d). In respect of any records and information where the Purchaser has obtained consent, or where consent is not required, for the use and disclosure of such records and information, the Purchaser and its Affiliates shall:

(i)

provide to the Vendors and their Affiliates, no later than July 31 of the particular calendar year in which a particular Information Request is delivered, all such records and information requested in such Information Request pertaining to any of the Purchaser and its Affiliates that is not required to file a return or make a filing relating to Canadian Income Taxes;

(ii)

provide to the Vendors and their Affiliates, no later than June 30 of the particular calendar year in which a particular Information Request is delivered, all such records and information requested in such Information Request that pertains to any of the Purchaser and its Affiliates that is required to file a return or make a filing relating to Canadian Income Taxes;

(iii)

within thirty (30) days following a request from the Vendors and their Affiliates, provided such request is made within 10 years of the end of the calendar year to which such records and information relates, provide the Vendors and their Affiliates with any such records or other information which may be relevant to any audit or examination, proceeding or determination by any Taxation Authority or judicial or administrative proceedings relating to liability for U.S. income Taxes in relation to the Share Consideration; including information related to the Purchaser and its Affiliates in which the Vendors and their Affiliates own at least ten percent (10%) through the Share Consideration;

(iv)

promptly (and, in any event, within thirty (30) days) provide the Vendors and their Affiliates with any final determination of any audit or examination, proceeding or determination that changes any such records or information previously provided in response to an Information Request; and

(v)

retain, for at least ten (10) years following the close of each tax period or portions thereof, copies of all returns, supporting work schedules and such other records or information which was provided in response to an Information Request or used to prepare such records or information provided in a response to an Information Request and shall not destroy or otherwise dispose of any such records without first providing the Vendors with a reasonable opportunity to review and copy the same.

(c)

Except for records and information the Purchaser and its Affiliates otherwise have available that has been prepared in accordance with U.S. GAAP, all records and information provided pursuant to this Clause 14.6 shall be prepared in accordance with International Financial Reporting Standards developed by the International Accounting Standards Board and consistently applied.

(d)

Any records or information provided to the Vendors and their Affiliates pursuant to this Clause 14.6 shall be used by the Vendors and their Affiliates solely and exclusively for meeting their legal obligations under Applicable Laws related to U.S. income Tax and for no other purpose and shall be kept and maintained as strictly confidential and shall not be disclosed to any Person other than a U.S. Taxation Authority without the Purchaser’s prior written approval; provided that nothing contained herein shall prevent, at any time, any of the Vendors or their respective Affiliates from disclosing any information provided to it pursuant hereto:

(i)	if and as required pursuant to Applicable Laws, including by order of a Governmental Authority having jurisdiction; or

(ii)	to :

(A)

those Representatives of the Vendors and their Affiliates who have a need to know such records or information solely and exclusively for the purposes of preparing any return for filing relating to liability for U.S. income Taxes;

(B)	its auditors solely and exclusively for the purposes of facilitating a review by such auditors of financial statements or Tax filings of the particular Vendor or Affiliate; or

(C)

Third Party service providers of the Vendors or their Affiliates solely and exclusively for assistance with the preparation, tax analysis, or tax audit or examination of U.S. income Tax filings of the particular Vendor or Affiliate required under Applicable Laws related to U.S. income Tax, provided, however, the particular Vendor or Affiliate shall inform each such Representative, auditor and Third Party service provider of the terms and conditions of this Clause 14.6 and shall direct each such Representative, auditor and Third Party service provider to treat all records and information disclosed to it by the particular Vendor or Affiliate in accordance with the terms and conditions hereof, and that all such records and information shall be kept and maintained as strictly confidential and shall not be disclosed to any Person other than as permitted by this Clause 14.6(d) or used for any purpose other than as expressly permitted herein.

ARTICLE 15

GOVERNING LAW AND DISPUTE RESOLUTION

15.1	Governing Law

(a)

This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta and the laws of Canada applicable therein.

(b)	Subject to Clause 15.2(a), and only to the extent a matter may be brought before a court of law as expressly provided for herein, each Party hereby irrevocably and unconditionally:

(i)	submits, for itself and its property, to the exclusive jurisdiction of the court of competent jurisdiction in the Province of Alberta, Canada and any appellate court thereof; and

(ii)

waives any defences it might have regarding jurisdiction in any action or proceeding arising out of or relating to this Agreement or any ancillary agreement to which it is a Party, or for recognition or enforcement of any judgment in respect thereof, and each Party hereto hereby irrevocably and unconditionally agrees that all Claims in respect of any such action or proceeding may be heard and determined in any courts in the Province of Alberta, Canada; and

(iii)

waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any ancillary agreement to which it is a party in any court of competent jurisdiction in the Province of Alberta, Canada. Each of the Parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

15.2	Resolution of Disputes

(a)

Subject to Clause 15.2(b), all Claims and disputes among the Parties arising in relation to this Agreement (including disputes over the interpretation or enforceability of any provision of this Agreement) shall be resolved through negotiation of the Parties, in good faith. If after thirty (30) days of attempting to resolve the dispute through negotiation the Parties are unable to resolve the dispute, either Party may refer the matter to arbitration pursuant to the Arbitration Procedure.

(b)

If a Party elects to resolve an amount in dispute described in Article 4 pursuant to the dispute resolution procedures set forth in this Clause 15.2(b), the Vendors and the Purchaser shall as soon as possible after such disagreement is identified, submit the matter to an accounting firm acceptable to both Parties, for review and resolution as an expert and not as an arbitrator (the “Accounting Referee”). If no Accounting Referee is acceptable to both Parties, the selection of the Accounting Referee shall be referred to the Court of Queen’s Bench of Alberta for resolution The Accounting Referee shall restrict its review and determination to the amount in dispute and shall not conduct nor be authorized to conduct, any legal interpretation of any provision of this Agreement. In determining the proper amount of any adjustment to the Purchase Price under Article 4, the Accounting Referee shall not increase the Purchase Price more than the increase proposed by the Vendors, nor decrease the Purchase Price more than the decrease proposed by the Purchaser. Any legal interpretation of any provision of this Agreement shall be resolved in accordance with Clause 15.2(a). In addition:

(i)

if a Party elects to resolve a dispute described in Clauses 8.4(d) or 9.1(c)(iv) pursuant to the dispute resolution procedures set forth in this Clause 15.2(b)(i) the Vendors and the Purchaser shall submit the dispute to a recognized evaluation firm acceptable to both Parties, for review and resolution of the valuation of the Title Defect Value, and to a recognized independent oil and gas lawyer acceptable to both Parties, for review and resolution of the legal aspects of the existence and potential manifestation of such Title Defect. If no recognized evaluation firm and no recognized independent oil and gas lawyer is acceptable to both Parties, the selection of the evaluation firm or independent oil and gas lawyer shall be referred to the Court of Queen’s Bench of Alberta for resolution pursuant to the provisions of Clause 15.2(a). The evaluation firm selected pursuant to this Clause 15.2(b)(i) shall restrict its review and determination to the Title Defect Value of an Uncured Title Defect in Clause 8.4(d), or the allocation in dispute under Clause 9.1(c)(iv) and to the extent necessary, may consult with the independent oil and gas lawyer retained to review and resolve the legal aspects of the Uncured Title Defect in dispute, but shall not otherwise conduct nor be authorized to conduct, any legal interpretation of any provision of this Agreement.

(ii)

if a Party elects to resolve a dispute described in Clause 8.5(d) pursuant to the dispute resolution procedures set forth in this Clause 15.2(b)(ii), the Vendors and the Purchaser shall submit the dispute to a recognized environmental consulting firm acceptable to both Parties, for review and resolution. If no recognized environmental consulting firm is acceptable to both Parties, the selection of the environmental consulting firm shall be referred to the Court of Queen’s Bench of Alberta for resolution pursuant to the provisions of Clause 15.2(a). The engineering consulting firm selected pursuant to this Clause 15.2(b)(ii) shall restrict its review and determination to the Environmental Defect Value of an Uncured Environmental Defect in Clause 8.5(d), and to the extent necessary, may engage legal counsel to advise it as to the legal aspects of the amounts or allocations in dispute, but shall not otherwise conduct nor be authorized to conduct, any legal interpretation of any provision of this Agreement.

(c)

The Accounting Referee, evaluation firm, environmental consulting firm or oil and gas lawyer, as applicable, shall act as an expert for the limited purpose of determining the dispute submitted by the Parties, as the context requires (and not as an arbitrator) and may not award damages or penalties to any Party with respect to any matter. The Accounting Referee, evaluation firm, environmental consulting firm or oil and gas lawyer, as applicable, shall be required to render a decision resolving the matters submitted to it within thirty (30) days following submission thereto. Closing shall not be delayed in respect of disputes under Article 4, but in all other cases the Closing Date shall be extended automatically to the date that is two (2) Business Days after the determination of the evaluation firm, environmental consulting firm, or oil and gas lawyer. The cost of any such determination (including the fees of the Accounting Referee or evaluation firm or environmental consulting firm or oil and gas lawyer, as applicable) pursuant to Clause 15.2(b) shall be borne as to fifty percent (50%) by the Purchaser and fifty percent (50%) by the Vendors, provided that each Party shall bear its own legal fees and other costs of presenting its case. The finding of such Accounting Referee or evaluation firm or environmental consulting firm or oil and gas lawyer, as applicable, shall be final and binding on the Parties.

ARTICLE 16

EMPLOYMENT MATTERS

16.1	Employees and Contractors

(a)

The Vendors shall use commercially reasonable efforts to provide all information agreed to by the Parties, acting reasonably, required by this Agreement for the Employee Information Letter and Contractor Information Letter upon execution of this Agreement, however the Parties acknowledge that the Employee Information Letter and Contractor Information Letter shall be revised up to and including Closing to correct any information as required, provided that in either case the Vendor shall promptly advise the Purchaser in writing of any such revisions and shall record any changes as a new version of the Employee Information Letter and/or the Contractor Information Letter, as applicable. The Parties also agree that, absent consent of the Purchaser in writing, neither the Employee Information Letter nor the Contractor Information Letter shall be revised to (i) adjust the Severance Costs identified by Vendors in the Employee Information Letter, or (ii) include additional Employees or Contractors not included in the Employee Information Letter or the Contractor Information Letter as at the date of execution of this Agreement, or (iii) remove or replace Employees or Contractors included in the Employee Information Letter or the Contractor Information Letter from those listed in the Employee Information Letter or the Contractor Information Letter as at the date of this Agreement. A final Employee Information Letter and Contractor Information Letter, updated in accordance with this Clause 16.3(a) shall be provided by Vendors to Purchaser upon Closing.

(b)	Promptly following execution of this Agreement:

(i)

the Vendors shall provide the Purchaser with reasonable access to interview the Employees and the Contractors at the Vendors’ offices or such other locations as may be agreed to by the Parties during normal business hours; and

(ii)

the Purchaser agrees to work collaboratively with the Vendors in providing comparative summaries of proposed employment terms to the Vendors for the purposes of confirming that such offers comply with Clause 16.1(c) for those Employees who are to receive such offers pursuant to Clause 16.1(c) below.

(c)

No later than                                                                                                        [REDACTED - Relates to Employee Transfer. Commercially Sensitive Information], the Purchaser shall make written offers of employment to those Employees (“Employee Offers”) the Purchaser decides, in its sole and absolute discretion, it wishes to employ. All Employee Offers shall be made in accordance with the following:

(i)	each offer shall be conditional on Closing occurring and shall be effective on the Closing Date;

(ii)	each offer shall be open for acceptance for at least five (5) Business Days but not longer than seven (7) Business Days from the date of receipt of the applicable offer;

(iii)	each Employee Offer shall:

(A)

provide for compensation and benefits which, with respect to each such Employee, are in the aggregate substantially similar to the compensation and benefits in effect for such Employee immediately prior to the Closing Time;

(B)

provide that, for purpose of severance, common law notice, or pay in lieu of notice on termination of employment with the Purchaser, the period of employment of an Employee who accepts an offer from the Purchaser shall include applicable service credit with Vendor as set out in the Employee Information Letter; and

(C)

without limiting (iii) (A) above provide that, for purposes of eligibility for and entitlement to all employee benefits, but not for purposes of benefit accrual, the period of employment of an Employee who accepts an offer from the Purchaser shall include applicable service credit with Vendor as set out in the Employee Information Letter, to the extent the plans provide for or allow such service to be recognized.

(d)

The Vendors agree to use commercially reasonable efforts to cooperate and assist the Purchaser to make written contract offers to those Contractors identified in the Contractor Information Letter (“Contract Offers”) which the Purchaser determines in its sole and absolute discretion, it wishes to retain in accordance with the Contractor Services Principles.

(e)

The Vendors shall not attempt in any way to discourage Employees or Contractors from accepting any offer made by the Purchaser and in particular shall not represent to any Employee or Contractor that should the Employee or Contractor, as applicable, not accept the Purchaser’s offer that the Employee or Contractor, as applicable, would be retained or rehired by the Vendors.

(f)

The Purchaser shall advise the Vendors within five (5) Business Days of the day required for acceptance of the offers of each Employee who accepts an Employee Offer from the Purchaser (the “Transferring Employees”) and each Contractor who accepts a Contract Offer (the “Transferring Contractors”).

(g)

The Vendors shall, on Closing, provide the Purchaser with the details of remittances made by the Vendors in respect of the Transferring Employees in 2017 up to the Closing Time pursuant to the Employment Insurance Act (Canada) and the Canada Pension Plan.

16.2	Pension Plans

(a)

Purchaser shall enroll all Transferring Employees in the defined contribution portion of the pension plan sponsored by the Purchaser, Alberta Registration number              [REDACTED - Pension Account Number] (the “Purchaser’s DC Plan”) effective as of the Closing Date.

(b)

Promptly upon execution of this Agreement, but effective as of the Closing Date, Purchaser and CPCRC shall initiate, and shall thereafter cooperate with each other to complete, the transfer of the employee accounts of all Transferring Employees in the defined contribution portion of the Retirement Income Plan for Employees of ConocoPhillips Canada Resources Corp., Alberta Registration number              [REDACTED - Pension Account Number] (the “Vendor’s DC Plan”) as of the Closing Date (each a “Member DC Account Balance” and together, the “Aggregate DC Account Balance”) from the funding agent for such plan, to Sun Life Assurance Company of Canada, the funding agent for the Purchaser’s DC Plan, subject to all required regulatory approvals for such transfer. Such actions will include an application by CPCRC, at the Vendors’ own expense, to the Alberta Superintendent of Pensions (“Superintendent”), together with all required supporting documentation, for the Superintendent’s consent to the transfer of assets from the Vendor’s DC Plan to the Purchaser’s DC Plan equal to the value of the Aggregate DC Account Balance, adjusted to the actual date of transfer in accordance with this Clause 16.2(b), and the completion of all plan amendments required to give effect to this Clause 16.2. From the Closing Date to the actual date of transfer of pension assets, Transferring Employees shall have the same rights as active members of the Vendor’s DC Plan in relation to the investment of their Member DC Account Balance and each Member DC Account Balance shall be credited with all investment earnings and losses and related expenses allocable to such account under the terms of the Vendor’s DC Plan to the date of actual transfer of assets to the Purchaser’s DC Plan. If any Transferring Employee ceases employment with the Purchaser during the period between the Closing Date and the date of actual transfer of pension assets, such Transferring Employee’s Member DC Account Balance shall be paid to or for the benefit of such Transferring Employee from the Vendor’s DC Plan on the Purchaser’s written direction and shall be deducted from the Aggregate DC Account Balance to be transferred. As soon as practicable following the receipt of the consent of the Superintendent to the transfer of assets, Vendors shall cause the funding agent of the Vendor’s DC Plan to transfer to the funding agent of the Purchaser’s DC Plan an amount equal to the Aggregate DC Account Balance, adjusted in accordance with this Clause 16.2(b) to the actual date of transfer, in cash or, to the extent the Parties agree, assets in kind. If the Superintendent does not consent to the transfer of assets from the Vendor’s DC Plan to the Purchaser’s DC Plan contemplated by this Clause, then no transfer of pension assets shall take place and Vendors shall retain all responsibility and liability for the benefits of Transferring Employees under the Vendor’s DC Plan and shall fully indemnify the Purchaser in relation to any and all Claims, Losses and Liabilities relating thereto.

(c)

The Purchaser and CPCRC shall use commercially reasonable efforts to have the funding agent(s) execute, prior to the Closing Date, all documents necessary to effect the transfer of defined contribution employee accounts of Transferring Employees effective as of the Closing Date described in this Clause 16.2. Where a consent is required from a Person other than CPCRC or the Purchaser, the Purchaser and CPCRC shall make commercially reasonable efforts to obtain such consent.

(d)

The Party who receives any consent or approval required to be obtained from a Governmental Authority in order to effect this Clause 16.2 shall immediately notify the other Party when such consent or approval is received.

(e)

The Vendors shall retain all of the rights, assets, funds, duties, obligations and liabilities under and in relation to any Defined Benefit Plan sponsored by any of the Vendors, including for greater certainty, all liability and responsibility for or relating to the accrued benefits of Transferring Employees thereunder, and as a separate and independent covenant, the Vendors shall fully indemnify and hold harmless the Purchaser from and against all Claims, Losses and Liabilities under or relating to any Defined Benefit Plan of the Vendors.

16.3	Severance and Post-Closing Obligations

(a)

Subject to those matters for which the Vendors are liable under Clause 16.3(b) and (c), the Purchaser shall, in respect of all of the Transferring Employees and Transferring Contractors, as applicable:

(i)

pay all wages, compensation, vacation or vacation pay, bonuses and amounts or consideration owing and due to Transferring Employees in accordance with their Employee Offers and that are owing and due to Transferring Contractors in accordance with their Contract Offers, in each case, that are due and payable after Closing;

(ii)

be liable to the Vendors for Claims, Losses and Liabilities by Transferring Employees or Transferring Contractors arising from or related to the employment or engagement of the Transferring Employees or Transferring Contractors by the Purchaser after Closing; and

(iii)	indemnify and save the Vendors harmless with respect to those matters for which the Purchaser is liable as described in Clause 16.3(a)(i) and (ii) above.

(b)	The Purchaser shall not be liable for:

(i)

any Claims, Losses and Liabilities in respect of Transferring Employees or Transferring Contractors under or relating to employment or service with the Vendor and/or arising out of matters that occurred on or prior to Closing or, in the case of Transferring Contractors, prior to the date they commence service with Purchaser pursuant to a Contract Offer unless otherwise provided in the Transition Services Agreement or the principles provided in Schedule 1.1(vvvvvvvv), including, all Claims, Losses and Liabilities under or relating to the Employee Plans and all Claims, Losses and Liabilities for injury, disability, death, occupational health and safety or workers’ compensation arising from or related to employment with the Vendor; and

(ii)	any Claims, Losses and Liabilities that relate to the administration or investment of the employee accounts that are to be transferred to the Purchaser’s DC Plan in accordance with Clause 16.2 in respect of the period prior to the Closing Time and in respect of any interim period between the Closing Time and the actual transfer of such accounts to the Purchaser’s DC Plan.

(c)

Without limiting Vendors’ obligations in respect of the Employees and Contractors, including the Transferring Employees and the Transferring Contractors, the Vendors shall, in respect of the Employees and the Contractors:

(i)

pay all wages, compensation, overtime pay, accrued vacation or vacation pay, bonuses, contributions, benefits and any other amounts or consideration to Employees and Contractors, that are accrued or due and payable up to and including Closing or, in the case of Transferring Contractors, up to and including the date they commence service with Purchaser pursuant to a Contract Offer unless otherwise provided in the Transition Services Agreement or the principles provided in Schedule 1.1(vvvvvvvv), (including all costs, payments and liabilities under the Employee Plans, including any long-term incentive plan of the Vendors);

(ii)

subject to Clause 16.3(d) of this Agreement with respect to Severance Costs paid to Non-Transferring Employees, be liable for all notice of termination, severance payments, payment in lieu of notice of termination of an Employee or Contractor, damages for wrongful or constructive dismissal and all related costs in respect of the termination by the Vendors of any Employee or Contractor, including any Employee or Contractor who does not accept the Purchaser’s offer of employment;

(iii)	be liable for all Claims incurred, arising or accruing under the Employee Plans (regardless of when a Claim is made or filed), and all Losses and Liabilities in connection therewith;

(iv)

be liable to the Purchaser for all Losses and Liabilities and Claims by any of the Employees or Contractors relating to employment or service with the Vendor, the termination of employment or service with the Vendor, and/or arising out of matters that occur or arise out of or in the course of employment or service with the Vendor, whether known or unknown as of the Closing Date, regardless of when a Claim is made or filed or whether such Claims are reported before or after Closing (including for greater certainty, all Losses and Liabilities and Claims by the Transferring Employees that relate to the administration or investment of the defined contribution employee accounts of Transferring Employees, contemplated to be transferred under Clause 16.2 of this Agreement, prior to Closing or prior to the actual transfer of such accounts to the Purchaser’s DC Plan); and

(v)

as a separate and independent covenant, indemnify and save the Purchaser harmless with respect to all matters described in Clause 16.3(b), and, subject to Clause (d), all matters in this Clause 16.3(c).

(d)

                                              [REDACTED – Reference to Allocation of Liability] shall, in respect of any Employee that does not receive an Employee Offer (the “Non-Transferring Employees”) and whose employment is either terminated by Vendors effective at Closing or, where applicable, not later than five (5) Business Days after conclusion of any required services pursuant to the Transition Services Agreement, or the principles set forth in Schedule 1.1(vvvvvvvv), as applicable:

(i)	[REDACTED – Reference to Liability Amount], the Severance Costs through the application of the process set out at Clause 3.4(g)-(i) of this Agreement; and

(ii)	as a separate and independent covenant, indemnify and save the [REDACTED – Reference to Allocation of Liability] harmless from percent ( %) [REDACTED - Liability Amount] of such Severance Costs.

(e)	Notwithstanding Clause 16.3(d), the Purchaser shall not be liable for Severance Costs for [REDACTED – Employee Transfer Information.]

(f)

The Purchaser and the Vendors agree that the Severance Costs shall not include, and the Purchaser shall not be liable for, any other compensation or benefits provided by Vendor to such Non-Transferring Employees including, without limitation, legal costs incurred with respect to Claims, post-termination outplacement, post-termination counselling, bonus over any applicable notice period, or payments related to long-term incentives, which amounts are to be at the cost of Vendor other than as may be agreed to by the Purchaser in writing.

(g)	Payment in accordance with Clause 16.3(d) is conditional upon:

(i)	the Vendor providing the Purchaser with a Severance Calculation Worksheet for each Non-Transferring Employee in accordance with Clause 3.4, prior to payment by Vendor to any Non-Transferring Employee;

(ii)

the Vendor providing the Purchaser with a statement of adjustments in accordance with Clause 4.2 for the total severance costs to be paid by the Purchaser to Non-Transferring Employees in accordance with Clause 16.3(d); and

(iii)	receipt from each such Non-Transferring Employee of a full and final release of all claims as against Vendors and Purchaser in the form agreed to by the Parties, acting reasonably;

prior to payment by Vendor to any Non-Transferring Employee.

(h)

The Purchaser and the Vendors agree that any amount paid to any Non-Transferring Employee as a result of termination of employment (via settlement of a Claim or otherwise) that deviates from the Severance Costs is at the sole cost of the Vendor, unless otherwise agreed to in advance in writing by the Purchaser.

(i)

Without limiting Vendors’ obligations in respect of the Employees and Contractors in Clause 16.3(c), Vendors agree that, except for Severance Costs payable to Non-Transferring Employees in accordance with Clause 16.3(d), the Purchaser shall not be liable for damages for wrongful or constructive dismissal, termination pay, severance, notice, payment in lieu of notice, or any portion thereof, or at all, with respect to any Employee or Contractor, including any Employee that receives an Employee Offer but does not accept an Employee Offer (the “Non-Accepting Employees”).

(j)

Notwithstanding anything to the contrary in this Agreement, the Vendors agree that the Purchaser shall not be liable for Severance Costs in accordance with Clause 16.3(d), damages for wrongful or constructive dismissal, termination pay, severance, notice, payment in lieu of notice, or any portion thereof, in respect of                                                                                                                                                                                                                                                                                                                                                                                                             [REDACTED – Employee Transfer Information.]

(k)

The Vendors shall not, without the prior written consent of Purchaser, hire, offer employment to or contract with, or continue to employ or contract with, as applicable, any of the Transferring Employees, Transferring Contractors, Non-Accepting Employees or Contractors prior to                          [REDACTED – Term of Non-Solicitation. Commercially Sensitive Information] This prohibition shall not however extend to any general solicitation published in any media or any hiring arising from such solicitation.

(l)

The Purchaser shall not, without the prior written consent of Vendor, hire, offer employment to or contract with, as applicable, any of the Non-Transferring Employees, Non-Accepting Employees or Contractors that do not either receive or accept a Contract Offer, respectively, prior to                          [REDACTED – Term of Non-Solicitation. Commercially Sensitive Information] This prohibition shall not however extend to any general solicitation published in any media or any hiring arising from such solicitation.

16.4	Communication With Transferring Employees

(a)

Except with the prior written consent of the Vendors, or as required pursuant to Clause 16.1(b), the Purchaser shall not interview, contact, communicate with or discuss this Agreement with any of the Transferring Employees or Transferring Contractors.

(b)

All communications by Vendor to the Transferring Employees or Transferring Contractors which is relevant to their proposed employment or engagement with the Purchaser must be reviewed and approved by the Purchaser.

16.5	Privacy

(a)

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Transaction, and that the disclosure of Personal Information relates solely to the carrying on of the business and the Transaction contemplated in this Agreement.

(b)

Prior to Closing, the Purchaser shall collect, use and disclose the Personal Information solely for the purposes of reviewing, determining to proceed with and completing the transactions contemplated herein.

(c)	After Closing, the Purchaser shall:

(i)

not use or disclose Personal Information for any purpose other than the purpose for which the Personal Information was initially collected from or in respect of the individual to which the Personal Information relates, unless:

(A)

the Vendors or the Purchaser have first notified the individual of the additional purpose, and where required by the Applicable Law, obtained the consent of the individual to the additional purpose; or

(B)	such use or disclosure is permitted or authorized by the Applicable Law, without notice to, or consent from, the individual;

(ii)

where required by Applicable Law, promptly notify the individuals to whom the Personal Information relates that the transactions contemplated herein have taken place and that the Personal Information has been disclosed to the Purchaser; and

(iii)	promptly give effect to any withdrawal of consent by the individual to which such Personal Information relates, in accordance with Applicable Law.

(d)	The Purchaser shall return or destroy the Personal Information, at the option of the Vendors, should the Transaction not be completed.

(e)

The Purchaser shall use all reasonable efforts to protect and safeguard the Personal Information including, without limitation, to protect the Personal Information from loss or theft, or unauthorized access disclosure, copying, use, modification, disposal or destruction and promptly advise the Vendors should any such loss, theft or unauthorized activity occur prior to the completion of the transactions contemplated herein.

(f)	The obligations set forth in this Clause 16.5 shall survive the Closing Date indefinitely.

ARTICLE 17

NOTICES

17.1	Service of Notices

The address for written notices of the Parties (“Address for Notice”) shall be as follows:

CPCRC and Vendors:	c/o ConocoPhillips Canada Resources Corp.
401-9th Avenue S.W.
Calgary, Alberta T2P 3C5
Attention: Vice President, Land

With a copy to:	ConocoPhillips Canada Resources Corp.
401-9th Avenue S.W.
Calgary, Alberta T2P 3C5
Attention: General Counsel & VP Legal

Purchaser:	Cenovus Energy Inc.
500 Centre Street S.E.

P.O. Box 766
Calgary, Alberta T2P 0M5
Attention: Director, New Resource Plays

With a copy to:	Cenovus Energy Inc.
500 Centre Street S.E.
P.O. Box 766
Calgary, Alberta T2P 0M5
Attention: Principal, Reserves & Resources Governance

With a copy to:	Cenovus Energy Inc.
500 Centre Street S.E.
P.O. Box 766
Calgary, Alberta T2P 0M5
Attention: Assistant Corporate Secretary

17.2	Change of Address for Service

Either of the Parties may from time to time change its Address for Notice herein by giving written notice to the other Party. For the purposes of this Clause 17.1, “normal business hours” shall mean 8:00 a.m. to 4:00 p.m. on a Business Day.

17.3	Deemed Receipt of Notices

Notices shall be deemed to have been received:

(a)	if delivered by personal service to the receiving Party’s Address for Notice, at the time of actual receipt; or

(b)	if sent by regular or registered mail to the receiving Party’s Address for Notice, the earlier of: (A) the date of actual receipt, or (B), on the fourth (4th) Business Day after the mailing thereof.

ARTICLE 18

CONFIDENTIALITY, DISCLOSURE AND PERSONAL INFORMATION

18.1	Confidentiality and Disclosure

(a)

The Parties agree that: (i) the process of negotiation of the terms of this Agreement; (ii) information in respect of the WCBU Assets and the Partnership Interest other than information contained in the WCBU Operating Statements, the Asset Reserves Report, the WCBU Assets Description, the Interim Period WCBU Operating Statements (if applicable) and any information provided to the Purchaser or any of its Affiliates pursuant to Clause 6.10; information in anticipation of, or in connection with, the Transaction; (iv) any terms or provisions of this Agreement that are redacted from the form of this Agreement that is publicly filed by the Purchaser as contemplated by Clause 18.1(c), and (v) any derivative information prepared by or for the Party or the Party’s Representatives based on any of such information (collectively, the “Confidential Information”) shall be kept and maintained as strictly confidential, shall not be disclosed in any way by any Party to a Third Party without the other Parties’ prior written approval and such Confidential Information constitutes “Confidential Information” as such term is defined in the Confidentiality Agreement and a Party’s obligations in respect thereof shall be determined by the terms of the Confidentiality Agreement.

(b)

No public announcement, press release, any other public filing or disclosure to a Third Party, in any manner, which references or concerns the Transaction shall be made by a Party or its Affiliates without the prior written consent and joint approval of the other Parties, which consent and approval shall not be unreasonably withheld or delayed; provided that nothing contained herein shall, subject to Clauses 18.1(c) and 18.1(d), prevent, at any time, any of the Parties or any of their respective Affiliates from disclosing any information, including Confidential Information, in respect of the Transaction: (i) if required, on the advice of its legal counsel, to be disclosed pursuant to Applicable Laws, including by order of a Governmental Authority having jurisdiction, or by any recognised stock exchange in compliance with its rules and regulation; (ii) to a bank or other financial institution in order to obtain financing or any required consent of its bank or other financial lender (which shall include disclosure of information by the Purchaser that is reasonably required to be made by the Purchaser in connection with any Financing or Follow-on Financing); or (iii) if, in respect of Confidential Information, the Party making the disclosure complies with the terms of the Confidentiality Agreement, as applicable, in respect of such disclosure.

(c)

Notwithstanding the foregoing, the Parties acknowledge that they may be required by Applicable Laws and/or by a recognised stock exchange in compliance with its rules and regulations: (i) to issue a news release and file a material change report with the applicable securities regulatory authorities providing the disclosure required by Applicable Laws with respect to this Agreement, the Partnership Interest, the WCBU Assets and the Transaction; and (ii) file a copy of this Agreement with the applicable securities regulatory authorities redacted to exclude any sensitive business or personal information, which news release and redacted copy shall be provided to the other Party for their review and comment not later than forty-eight (48) hours prior to the intended public filing thereof and the Parties shall, subject to ensuring that they will meet their respective disclosure obligations under Applicable Laws, as determined in their sole discretion, accept any reasonable comments received thereon from the other Party and the other Party hereby provides its respective consent and approval to such disclosure as required under Clause 18.1(b).

(d)

The Parties acknowledge that they may disclose information pertaining to this Agreement and the identity of each Party, insofar as is required to enable them to fulfill their obligations to obtain the Required Approval, resolve disputes pursuant to Clauses 8.4, 8.5, 8.6, 15.1 and 15.2 the Vendors to fulfill their obligations pertaining to ROFRs and other Third Party rights under Article 9 and each Party hereby provides its consent and approval to such disclosure as required under Clause 18.1(b).

(e)	The term “Confidential Information” does not include information that is excluded by the terms of the Confidentiality Agreement.

(f)	The requirements of this Clause 18.1 shall survive Closing for a period of [REDACTED – Survival Period] from the Closing Date.

(g)	If this Agreement is terminated in accordance with Clause 13.1 then the requirements of Clause 18.1 shall survive for a period of [REDACTED – Survival Period] from the date of termination.

(h)

If Closing does not occur, Confidential Information exchanged by the Parties or their Representatives prior to the date hereof shall continue to be governed by the terms and conditions of the Confidentiality Agreement and each Party’s confidentiality obligations pursuant to the terms of the Confidentiality Agreement shall survive notwithstanding the termination of this Agreement in accordance with Clause 13.1

(i)

Notwithstanding Clause 18.1(a) or the Confidentiality Agreement, upon Closing, the Purchaser shall be entitled to use or disclose information respecting the WCBU Assets, Operations or Partnership Interest without obligation to Vendors or COPCO, provided that any information respecting the Vendors, or their respective Representatives or additional information obtained as a result of access pursuant to the Confidentiality Agreement which does not relate to the WCBU Assets, Operations or the Partnership Interest, shall continue to be governed by the Confidentiality Agreement, which shall not merge with the terms hereof. Notwithstanding any provision herein or any Applicable Law to the contrary, the Confidentiality Agreement shall survive the execution of this Agreement and Closing of the Transaction in respect of the Confidential Information disclosed thereunder that does not pertain to the WCBU Assets, Operations or Partnership Interest.

ARTICLE 19

GENERAL

19.1	Assignment

(a)

Prior to the Closing, neither Party may assign its interest in or under this Agreement or to the WCBU Assets or the Partnership Interest without the prior written consent of the other Party, except as may be required by the Vendors to comply with any ROFR as provided in Article 9 and except as permitted under Clause 6.1.

(b)

No assignment, transfer, or other disposition of this Agreement or the WCBU Assets or Partnership Interest or any portion thereof shall relieve the Purchaser from its obligations to the Vendors herein. The Vendors shall have the option to claim performance or payment of the obligations from the Purchaser or the assignee or transferee, and to bring proceedings in the event of default against either or all of them, provided that nothing herein shall entitle the Vendors to receive duplicate performance or payment of the same obligation.

19.2	Remedies Cumulative

No failure on the part of any Party to exercise any right or remedy will operate as a waiver thereof. A Party will not be precluded from exercising any right available to it at law, equity or by statute because of its exercise of any single or partial right, and a Party may exercise any such remedies independently or in combination.

19.3	Costs

Except as otherwise specified in this Agreement, each of the Parties shall pay its respective costs incurred in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transaction. The Vendors shall be responsible for the identification and preparation of all files, records, data, samples and other items comprising WCBU Miscellaneous Interests for pick up by the Purchaser at the Vendors’ Calgary storage locations.

19.4	Limitations Extension

Subject to any specific provisions or releases contained herein, the period for seeking a remedial order under subsection 3(1)(a) of the Limitations Act (Alberta) is extended from two (2) years to f                      [REDACTED – Limitation Extension Time Period] for all Claims that may arise under this Agreement.

19.5	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise, other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

19.6	No Waiver

No waiver by any Party of any breach of any of the terms, conditions, representations or warranties in this Agreement shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party and any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

19.7	Entire Agreement

Subject to Clause 18.1, this Agreement and the agreements to be executed and delivered by the Parties at Closing constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes any prior understandings and agreements between the Parties hereto with respect to the subject matter hereof, including any letter agreements between the Purchaser and the Vendors. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties.

19.8	Further Assurances

From time to time, as and when reasonably requested by the other Party, a Party shall execute and deliver or cause to be executed and delivered all such documents and instruments and shall take or cause to be taken all such further or other actions to implement or give effect to the sale of the WCBU Assets and Partnership Interest, provided such documents, instruments or actions are consistent with the provisions of this Agreement. All such further documents, instruments or actions shall be delivered or taken at no additional consideration other than reimbursement of any expenses reasonably incurred by the Party providing such further documents or instruments or performing such further acts, by the Party at whose request such documents or instruments were delivered or acts performed other than overhead and general administrative costs.

19.9	Time of the Essence

Time shall be of the essence in this Agreement.

19.10	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than solely with respect to Clause 6.10(e) which the Financing Sources Related Parties shall be express third-party beneficiaries entitled to expressly rely on and enforce the provisions of such clause.

19.11	Severability

In the case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

19.12	Counterpart Execution

This Agreement may be executed in counterpart and all executed counterparts together shall constitute one agreement. This Agreement shall not be binding upon any Party unless and until executed by all Parties.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

CONOCOPHILLIPS CANADA RESOURCES		CONOCOPHILLIPS CANADA ENERGY
CORP.		PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES
CORP.

By:	“Michael D. Hatfield”	By:	“Michael D. Hatfield”
	Name: Michael Hatfield		Name: Michael Hatfield
	Title: President		Title: President
	Date: March 29, 2017		Date: March 29, 2017

By:	“Lori M. Woodward”	By:	“Lori M. Woodward”
	Name: Lori Woodward		Name: Lori Woodward
	Title: VP Finance		Title: VP Finance
	Date: March 29, 2017		Date: March 29, 2017

CONOCOPHILLIPS WESTERN CANADA		CONOCOPHILLIPS CANADA (BRC)
PARTNERSHIP, by its managing partner,		PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES		CONOCOPHILLIPS CANADA OPERATIONS
CORP.		ULC

By:	“Michael D. Hatfield”	By:	“Michael D. Hatfield”
	Name: Michael Hatfield		Name: Michael Hatfield
	Title: President		Title: President
	Date: March 29, 2017		Date: March 29, 2017

By:	“Lori M. Woodward”	By:	“Lori M. Woodward”
	Name: Lori Woodward		Name: Lori Woodward
	Title: VP Finance		Title: VP Finance
	Date: March 29, 2017		Date: March 29, 2017

CONOCOPHILLIPS CANADA E&P ULC		CONOCOPHILLIPS COMPANY

By:	“Michael D. Hatfield”	By:	“Ryan M. Lance”
	Name: Michael Hatfield		Name: Ryan M. Lance
	Title: President		Title: Chairman & CEO
	Date: March 29, 2017		Date: March 29, 2017

By:	“Lori M. Woodward”	By:	“Michael D. Hatfield”
	Name: Lori Woodward		Name: Michael Hatfield
	Title: VP Finance		Title: President
	Date: March 29, 2017		Date: March 29, 2017

CENOVUS ENERGY INC.

By:	“Brian C. Ferguson”
Name: Brian C. Ferguson
Title: President & Chief Executive Officer
Date: March 29, 2017

By:	“Ivor M. Ruste”
Name: Ivor M. Ruste
Title: Executive Vice-President & Chief Financial Officer
Date: March 29, 2017

SCHEDULE 1.1(r)

ARBITRATION PROCEDURE

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

1.	ARBITRATION PROCEDURE

Except as prescribed by Section 15.2(b) of the Agreement, any claim or dispute arising out of or relating to the Agreement that is not settled in accordance with Section 15.2(a) of the Agreement (a “Dispute”) shall be exclusively and finally resolved in accordance with the arbitration procedure set forth in this Schedule 1.1(r) (the “Arbitration Procedure”).

2.	COMMENCEMENT OF THE ARBITRATION PROCEDURE

If a Dispute arises, either Party may initiate the Arbitration Procedure by giving written notice of the Dispute to the other Party (the “Notice of Dispute”). The Notice of Dispute shall contain a brief statement of the nature of the Dispute, set out the relief requested, and request that the Arbitration Procedure be commenced.

3.	RULES

The arbitration shall be conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) except to the extent of conflicts between the ICC Rules of Arbitration and this Arbitration Procedure, in which event the provisions of this Arbitration Procedure shall prevail.

4.	NUMBER OF ARBITRATORS

The arbitration shall be conducted by three (3) arbitrators, unless all parties to the Dispute agree to a sole arbitrator within thirty (30) Days after the claimant’s Notice of Dispute is received by the other parties to the Dispute.

5.	METHOD AND APPOINTMENT OF ARBITRATORS

5.1

If the arbitration is to be conducted by a sole arbitrator, then the arbitrator will be jointly selected by the parties to the Dispute. If the parties to the Dispute fail to agree on the arbitrator within thirty (30) Days after the filing of the arbitration, then the ICC International Court of Arbitration (the body that supervises the arbitral process) shall appoint the arbitrator.

5.2

If the arbitration is to be conducted by three (3) arbitrators, each party to the Dispute shall appoint one (1) arbitrator within thirty (30) Days of the filing of the arbitration, and the two (2) arbitrators so appointed shall select the presiding arbitrator (chairman of the arbitral tribunal) within thirty (30) Days after the latter of the two (2) arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two (2) party-appointed arbitrators cannot reach an agreement on the presiding arbitrator, in each case, within the applicable time period, then the ICC International Court of Arbitration shall appoint the three (3) arbitrators or remainder of the three (3) arbitrators not yet appointed (as the case may be) and shall designate one of them to act as the presiding arbitrator.

6.	PLACE OF ARBITRATION

Unless otherwise agreed by all parties to the Dispute, the seat of arbitration shall be Calgary, Alberta.

7.	LANGUAGE

The arbitration proceedings shall be conducted in the English language and the arbitrator(s) shall be fluent in the English language.

8.	ENTRY OF JUDGMENT

The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered, enforced and executed by any court of competent jurisdiction. Judgement on the award rendered by the arbitral tribunal may be enforced, and executed, under the provisions of the New York Convention of 1958.

9.	QUALIFICATIONS AND CONDUCT OF THE ARBITRATORS

All arbitrators shall be and remain at all times wholly impartial and, once appointed, no arbitrator shall have any ex parte communications with any of the parties to the Dispute concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.

10.	NO COURT PROCEEDINGS

Each Party irrevocably agrees not to initiate any proceedings or file any action or suit in any court of competent jurisdiction or before any judicial or other authority arising out of or in connection with the Agreement, any Related Agreement or any Dispute, including proceedings in which relief or remedy is sought by way of injunction or other judicial order (interlocutory or final) which would have the effect (directly or indirectly) of restraining or impeding the maintenance or prosecution by any Party of any arbitral proceeding initiated pursuant hereunder.

11.	COSTS AND LEGAL FEES

The arbitral tribunal is authorized to award costs and legal fees and to allocate them between the parties to the Dispute. The costs of the arbitration proceedings, including legal fees, shall be borne in the manner determined by the arbitral tribunal.

12.	INTEREST

The award shall include interest, as determined by the arbitrator, from the date of any default or other breach of the Agreement until the arbitral award is paid in full.

13.	CURRENCY OF AWARD

The arbitral award shall be made and payable in Canadian Dollars, free of any tax or other deduction.

14.	WAIVER OF CHALLENGE TO DECISION OR AWARD

To the extent permitted by law, any right to appeal or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award, before a court or any governmental authority, is hereby waived by the Parties except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.

15.	CONSOLIDATION AND JOINDER

15.1

The Parties agree that: (i) the Agreement; (ii) the Contingent Payment Agreement; (iii) the                  ROFR Agreement [REDACTED – Excluded Asset Specific Information]; (iv) the Technical Services Agreement or the principles thereof provided for in the Agreement if the Technical Services Agreement is not signed by Closing; (v) the Transition Services Agreement or the principles thereof provided for in the Agreement if the Transition Services Agreement is not signed by Closing; (vi) the Seismic License Agreement; and (vii) the Non-Compete Agreement (the “Related Agreements”) are substantially related and that it is in the interests of justice and efficiency that Disputes under the Agreement and the Related Agreements be resolved by a single arbitral tribunal whenever possible to avoid diverse findings on the same facts or law. To this end, the Parties agree that, subject to the provisions of Subsections 15.2 and 15.3 of this Arbitration Procedure, an arbitral tribunal appointed under the Agreement or a Related Agreement may exercise jurisdiction over Disputes and Parties under both the Agreement and one or more other Related Agreement.

15.2	The Parties consent to the consolidation of two or more arbitrations commenced under the Agreement and under one or more other Related Agreements as follows:

15.2.1	If:

15.2.1.1

an arbitration (a “Subsequent Arbitration”) is commenced under the Agreement or the Related Agreement within three (3) months of the commencement of a pre-existing arbitration under the Agreement or the Related Agreement (an “Existing Arbitration”);and

15.2.1.2	both the Subsequent Arbitration and Existing Arbitration are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement,

such Subsequent Arbitration shall be consolidated into the Existing Arbitration upon the election of any party to the Existing Arbitration or Subsequent Arbitration. If any successive Subsequent Arbitration arises following the consolidation of Arbitrations under this Section 15.2 the consolidation of such successive Subsequent Arbitration with the Existing Arbitration shall be governed by Section 15.2.2 notwithstanding that it was commenced within three (3) months of the commencement date or prior consolidation date of the Existing Arbitration.

15.2.2

If a Subsequent Arbitration is commenced more than three (3) months from the commencement of the Existing Arbitration, and provided that both arbitrations are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement, the following rules shall apply:

15.2.2.1

If the initiating party of a Subsequent Arbitration desires that it be consolidated with an Existing Arbitration, it shall so indicate in its Request for Arbitration pursuant to Article 4 of the ICC Rules. In this case, notwithstanding Section 15.2 above, the initiating party shall not nominate an arbitrator, but shall instead apply to the arbitral tribunal in the Existing Arbitration for a consolidation order (a “Consolidation Application”). The responding party shall reply to the Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules.

15.2.2.2

If the initiating party of a Subsequent Arbitration does not make a Consolidation Application with its Request for Arbitration pursuant to Article 4 of the ICC Rules, and the responding party wishes that the Existing Arbitration and Subsequent Arbitration be consolidated, notwithstanding Section 15.2 above, the responding party shall not nominate an arbitrator, but shall instead serve a Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules. The initiating party shall deliver its reply to the responding party’s Consolidation Application within 14 Days of receiving the Answer and the Consolidation Application.

15.2.2.3

When a Consolidation Application is made under this Section, the arbitral tribunal in the Existing Arbitration shall, in its discretion, order that the Existing Arbitration and Subsequent Arbitration be consolidated or not consolidated. In making this determination, the arbitral tribunal shall have regard to whether the arbitrations raise common issues of law or fact, whether justice and efficiency would be served by consolidation, and whatever other criteria it deems relevant and necessary.

15.2.2.4	If the arbitral tribunal in the Existing Arbitration orders consolidation of the arbitrations, the Subsequent Arbitration shall be consolidated into the Existing Arbitration.

15.2.2.5

If the arbitral tribunal in the Existing Arbitration declines to consolidate the arbitrations, the Parties shall within 14 Days of the tribunal’s order nominate any party-nominated arbitrators that have not yet been nominated in the Subsequent Arbitration. The party-nominated arbitrators shall select the President of the tribunal in accordance with Section 15.2 above, and the Subsequent Arbitration shall proceed in accordance with the ICC Rules independently of the Existing Arbitration.

15.2.2.6

The determination by the arbitral tribunal in the Existing Arbitration of whether to consolidate or not consolidate arbitrations under the Agreement and the Related Agreement shall be final and binding on the Parties and shall not be subject to any appeal or set-aside proceedings.

15.2.2.7

If an Existing Arbitration and Subsequent Arbitration are consolidated in accordance with Sections 15.2.1 above or this Section 15.2.2, each Party to the Subsequent Arbitration shall be bound in respect of any arbitrator appointment or other arbitration process decisions already made by Parties or tribunal in the Existing Arbitration. If any arbitrators were appointed in the Subsequent Arbitration prior to consolidation, their appointment terminates upon the consolidation and they shall be deemed to be functus officio. Such termination shall be without prejudice to the date when any claim or defence was raised for the purpose of applying any limitation bar or any like rule or provision.

15.2.2.8

Where an Existing Arbitration and Subsequent Arbitration are governed by different legislation (e.g., the Arbitration Act (Alberta) and the International Commercial Arbitration Act (Alberta)), the Parties agree that the arbitrations shall not be consolidated, but rather the Parties’ consent to consolidation and all references to consolidation in this Section 15.2 shall be deemed to be consent to, and references to, concurrent hearings before the same arbitral tribunal.

15.3

The Parties agree that in any arbitration under the Agreement, a Party to the Related Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Agreement may exercise jurisdiction over a Party to the Related Agreement. Likewise, the Parties agree that in any arbitration under the Related Agreement, a Party to the Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Related Agreement may exercise jurisdiction over a Party to the Agreement.

16.	CONFIDENTIALITY

The Parties agree that any arbitration carried out hereunder shall be kept private and confidential, and that the existence of the arbitration and any element of it (including all awards, the identity of the Parties and all witnesses and experts, all materials created for the purposes of the arbitration, all testimony or other oral submissions, and all documents produced by a Party that were not already in the possession of the other Party) shall be kept confidential, except (i) with the consent of the Parties, (ii) with Affiliates, employees, and professional advisors who need to know such information for legitimate business purposes and who are bound to obligations of confidentiality consistent with the obligations in this Section 16, (iii) to the extent disclosure may be lawfully required in bona fide judicial proceedings relating to the arbitration, (iv) where disclosure is lawfully required by a legal duty, and (v) where such information is already in the public domain other than as a result of a breach of this clause. The Parties also agree not to use any information disclosed to them during the arbitration for any purpose other than in connection with the arbitration.

17.	PERFORMANCE TO CONTINUE

The Parties agree that during the resolution of a Dispute pursuant to the Arbitration Procedure, the Parties shall continue to perform their obligations under the Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party’s right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of the Agreement.

18.	TOLLING OF LIMITATION PERIODS

The Parties agree that any limitation period imposed by the Agreement or by law in respect of a Dispute shall be tolled upon the delivery of a Notice of Dispute pursuant to Section 2 hereto until such time as the Arbitration Procedure has concluded.

19.	NO WITHHOLDING OF UNDISPUTED PAYMENTS

Except as otherwise specifically permitted by the Agreement, no undisputed payment due or payable by a Party shall be withheld on account of a pending negotiation or arbitration pursuant to the Arbitration Procedure.

SCHEDULE “1.1(z)” ROFR AGREEMENT	[REDACTED – Excluded Asset Specific Information]

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

RIGHT OF FIRST REFUSAL AGREEMENT REGARDING THE ASSETS	[REDACTED – Excluded Asset Specific Information]

This Agreement is dated as of the        day of 2017 among:

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, a partnership organized under the laws of Alberta and having an office in the City of Calgary, in the Province of Alberta (“Energy”)

– and –

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, a partnership organized under the laws of Alberta and having an office in the City of Calgary, in the Province of Alberta (“BRCP”)

(Energy and BRCP are hereinafter referred to collectively as the “Vendors”)

– and –

CONOCOPHILLIPS COMPANY, a corporation incorporated under the laws of the State of Delaware (“COPCO”)

– and –

CENOVUS ENERGY INC., a corporation existing under the laws of Alberta and having an office in the City of Calgary, in the Province of Alberta (“Purchaser”)

The companies named above may sometimes individually be referred to as a “Party” and collectively as the “Parties”.

WHEREAS Purchaser, Vendors, and ConocoPhillips Canada Resources Corp., ConocoPhillips Western Canada Partnership, ConocoPhillips Canada E&P ULC (the “Remaining Seller Parties”) entered into a Purchase and Sale Agreement dated March 29, 2017 (the “Sale Agreement”) providing for the sale of certain WCBU Assets and FCCL Partnership Interest by Vendors and the Remaining Seller Parties to Purchaser;

AND WHEREAS it is a condition to the Closing under the Sale Agreement that Vendors, as the owners of the                Assets, enter into this Agreement providing for a right of first refusal in favour of Purchaser in respect of any Disposition of the                  Assets by Vendors; [REDACTED- Excluded Asset Specific Information]

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises set out above, and the mutual covenants, agreements, and obligations set out herein, and to be performed, and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties covenant and agree as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND TERM

1.1	Definitions

The capitalized terms used but not defined herein shall have the meaning given to such terms in the Sale Agreement when used in this Agreement, and the following terms shall have the following meanings:

(a)

“Affiliate” means, with respect to a Party and any Person, any other Person or group of Persons acting in concert, that directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

(b)

“Agreement” means this Right of First Refusal Agreement Regarding the                  Assets, and any amendment thereto agreed to in writing by the Parties, and all Schedules attached hereto and made a part hereof. [REDACTED- Excluded Asset Specific Information]

(c)	“Arbitration Procedure” means the arbitration procedure attached hereto as Schedule “C”.

(d)	“ Assets” means collectively the Petroleum and Natural Gas Rights, Tangibles and Miscellaneous Interests. [REDACTED- Excluded Asset Specific Information]

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(f)	“Cash Value” means the value to the Vendor, in cash, of the overall consideration that cannot reasonably be matched by Purchaser.

(g)	“Change of Control” means, other than an Exempt Change of Control, in relation to a Party, a single transaction or series of related transactions which satisfy any of the following criteria:

(i)

the purchase or acquisition of any securities of the Party by any Person which results in such Person owning more than fifty percent (50%) of the votes attached to all outstanding securities of the Party;

(ii)	the acquisition by any Person of any other right to appoint a majority of the directors or other management persons charged with the direction of the management of the Party;

(iii)	the liquidation, dissolution or winding up of the Party;

(iv)	the sale, lease or other disposition of all or substantially all of the assets of the Party; or

(v)

amalgamation, arrangement or merger of the Party with another corporation or other legal entity or other similar transaction resulting in a change in the majority of the board of directors of the Party.

(h)	“Confidential Information” has the meaning ascribed thereto in Section 7.1(a).

(i)

“Consequential Losses” means any consequential, incidental, punitive, special, exemplary or indirect damages or costs, deferred or lost profits or revenues, loss of business opportunity, losses based on loss of use or other business interruption losses and damages.

(j)	“Control” means:

(i)	in respect of a corporation:

(A)

if securities of such corporation to which are attached more than fifty percent (50%) of the votes that may be cast to elect the directors of the corporation are held, other than by way of security only, by or for the benefit of that Person; and

(B)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the corporation;

(ii)

in respect of a Person other than a corporation, the ability of a Person(s) to direct the management of the business and affairs of another Person whether by the ownership of voting or other securities, by contract or otherwise.

(k)	“Conveyance Deadline” has the meaning ascribed thereto in Section 2.1(d).

(l)	“COP Area of Non-Competition” has the meaning given to such term in the Non-Compete Agreement.

(m)	“CVE Area of Non-Competition” means the lands within the boundaries outlined in the map attached hereto as Schedule “B”.

(n)	“Days” means calendar days.

(o)

“Disposition” means, other than an Exempt Disposition, any sale, assignment, conveyance, transfer, swap, exchange, farmout, gift, contribution or other disposition of any of the                  Assets, including any disposition of any Working Interest therein. [REDACTED- Excluded Asset Specific Information]

(p)

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or connected with this Agreement, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement.

(q)	“Divestiture Agreement” has the meaning ascribed thereto in Section 2.1.

(r)	“Divestiture Notice” has the meaning ascribed thereto in Section 2.1(a).

(s)

“Exempt Change of Control” means any Change of Control of Vendors occurring as a result of a Change of Control in the ultimate parent entity of the Vendors and any other Change of Control of Vendor or their Affiliates that is not a Non-Exempt Change of Control.

(t)

“Exempt Disposition” means a sale, assignment, conveyance, transfer, swap, exchange, farmout, contribution or other disposition of any of the                  Assets [REDACTED- Excluded Asset Specific Information] including any disposition: [REDACTED – Permitted Dispositions. Commercially Sensitive Information]

(u)	“Lands” means, collectively:

(i)	the lands in the CVE Area of Non-Competition of which any of the Vendors or their Affiliates have an interest as of the date hereof including the lands set forth and described in Schedule “A”;

(ii)	any lands in the CVE Area of Non-Competition of which any of the Vendors or their Affiliates acquire an interest from and after the date hereof;and

(iii)	any Optimization Lands,

and includes, where owned or leased by Vendors or their Affiliates, the surface of such lands.

(v)

“Leases” means, collectively, the leases, reservations, permits, licenses or other documents of title by virtue of which the holder thereof is entitled to drill for, win, own or remove Petroleum Substances within, upon or under all or any part of the Lands or lands which have been pooled or unitized therewith, and includes, if applicable, all renewals and extensions of such documents and all documents issued in substitution therefor including set forth and described in Schedule “A”.

(w)	“Losses and Liabilities” means, in respect of a Party and in relation to a matter, any and all:

(i)

losses, costs, damages, expenses and charges (including all penalties, interest, charges, assessments and fines) which such Party suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes costs of legal counsel and other professional advisors on a full indemnity basis and reasonable costs of investigating and defending claims arising from such matter, regardless of whether such claims are sustained, and includes taxes payable on any settlement payment or damage award in respect of such matter; and

(ii)

liabilities and obligations (whether under common law, in equity, under Applicable Law or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Party suffers, sustains, pays or incurs, directly or indirectly, as a result of or in connection with such matter;

and specifically includes Consequential Losses suffered, sustained, paid or incurred by such Party.

(x)

“Miscellaneous Interests” means all of the right, title, interest and estate of Vendors in and to all property, assets and rights, whether contingent or absolute, legal or beneficial, present or future, vested or not (other than the Petroleum and Natural Gas Rights and the Tangibles), to the extent relating to the Petroleum and Natural Gas Rights, the Lands or lands pooled or unitized therewith or the Tangibles, and to which Vendors or their Affiliates are entitled as of the date hereof and as may subsequently be acquired by any of them including pursuant to an Optimization Transaction, and including the following property, rights and assets:

(i)

all contracts, agreements, books, records, files, maps and documents or items listed in paragraphs (iv) or (v) of this definition or any rights in relation thereto including the Title and Operating Documents and any rights of Vendors in relation thereto, provided however that Vendors shall only provide copies thereof in respect of any Petroleum and Natural Gas Rights to the extent such rights must be held in trust by Vendors for the benefit of Purchaser in accordance with the ROFR Sale Agreement;

(ii)	Surface Interests;

(iii)

all camps and camp sites, office buildings, office leases, sumps and sump systems, garbage pits and dumps, storage yards, warehouses and sites (including all equipment and materials stored at such sites), flare pits, and all roads and bridges between any of them or between them and the Lands or lands unitized or pooled therewith or any Tangible or Well, in each case whether or not located on the Lands, and which are currently or were previously used, useful or intended for use in the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iv)

all production, engineering and other information relating directly to the Petroleum and Natural Gas Rights, the Lands, and the Tangibles which Vendors either has in its custody or to which Vendors has access, excluding any such information which is subject to restrictions on deliverability or confidentiality restrictions;

(v)	any seismic data;

(vi)

all permits, licences, approvals and other authorizations, crossing privileges and other subsisting rights to carry out operations on the Lands, any lands with which the same have been pooled or unitized and any lands upon which the Tangibles are located, including well and pipeline licences and other permits and authorizations relating to the Petroleum and Natural Gas Rights or the Tangibles; and

(vii)	the Wells, including the entire wellbores and casings.

(y)

“Net Acreage” means the acreage arrived at by multiplying the Vendors’ or their Affiliates’ Working Interest pursuant to each applicable title document, by the total acres of lands applicable to such Working Interest, within the CVE Area of Non-Competition.

(z)	“Non-Compete Agreement” means the Mutual Non-Competition Agreement of even date herewith among Purchaser, the Vendors and ConocoPhillips Company.

(aa)

“Non-Exempt Change of Control” means any transaction whereby a Third Party acquires, directly or indirectly, Control of a Vendor or Affiliate thereof, including by way of sale, assignment, transfer, merger, plan of arrangement or amalgamation.

(bb)	“Notice of Acceptance” has the meaning ascribed to such term in Section 2.1(d).

(cc)

“Optimization Transaction” means, as between any of the Vendors or their Affiliates on the one hand and any Third Party on the other, any disposition by way of: [REDACTED – Describes Certain Permitted Activities. Commercially Sensitive Information.]

(dd)

“Person” means any individual (or group of individuals), corporation, limited or unlimited liability company, joint venture, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other legal entity.

(ee)

“Petroleum and Natural Gas Rights” means all of the right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an “interest in land” and to which Vendors or their Affiliates are entitled as of the date hereof and as may subsequently be acquired by any of them thereafter including pursuant to an Optimization Transaction, in or to any of the following, by whatever name the same are known:

(i)	rights to explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Lands or lands pooled or unitized therewith;

(ii)	rights to a share of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iii)

rights to a share of the proceeds of, or to receive payment calculated by reference to, the quantity or value of the production of Petroleum Substances from the Lands or lands pooled or unitized therewith;

(iv)	the interests set forth in the Land Schedule in and to and in respect of the Leases and the Lands; and

(v)	rights to acquire any of the rights or interests described in paragraphs (i) to (iv) of this definition; and

including all interests and rights known as working interests, leasehold interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profit interests, revenue interests, net revenue interests or economic interests and including fractional or undivided interests in any of the foregoing.

(ff)

“Petroleum Substances” means petroleum, natural gas, natural gas liquids and all related hydrocarbons and other substances, whether solid, liquid, or gaseous and whether hydrocarbons or not (except coal but including sulphur and hydrogen sulphide) produced in association with such petroleum, natural gas, natural gas liquids or related hydrocarbons, including all produced water and salt water.

(gg)	“Pre-Existing ROFR” means a preferential right of purchase in favour of a Third Party granted prior to February 1, 2017.

(hh)

“Qualifying Adjacent Lands” means any lands that are adjacent to the boundaries of the CVE Area of Non- Competition, but excluding any such lands to the extent they fall within the COP Area of Non-Competition.

(ii)	“Remaining Seller Parties” has the meaning ascribed to such term in the Recitals.

(jj)	“ROFR Period” has the meaning ascribed to such term in Section 1.4.

(kk)	“Sale Agreement” has the meaning ascribed to such term in the Recitals.

(ll)	“Senior Executive” means any individual who has authority to negotiate the settlement of the Dispute for a Party.

(mm)

“Surface Interests” means all right, title, interest and estate of Vendors to enter upon, use, occupy and enjoy the surface of the Lands, any lands with which the same have been pooled or unitized, and any lands upon which the Wells or the Tangibles are located and any lands used to gain access thereto, in each case, for purposes related to the use or ownership of the Petroleum and Natural Gas Rights, the Tangibles or the Wells or Operations, whether the same are held by right of way or otherwise, but excluding any such rights that pertain only to a well or wells other than the Wells.

(nn)

“Tangibles” means, collectively, all right, title, interest and estate of Vendors, whether absolute or contingent, legal or beneficial, present or future, vested or not, and to which Vendors or their Affiliates are entitled as of the date hereof and as may be acquired by any of them thereafter including pursuant to an Optimization Transaction, in and to:

(i)

all equipment, machinery, fixtures, systems, pipelines, plants and facilities that are currently or were previously used, useful, or intended for use in producing Petroleum Substances from the Lands or lands pooled or unitized therewith or from the Wells, or gathering, compressing, dehydrating, scrubbing, processing, treating, separating, extracting, collecting, refrigerating, measuring, storing, transporting or shipping such Petroleum Substances; and

(ii)

all other tangible property and assets that are currently or were previously used, useful, or intended for use in producing, storing or injecting Petroleum Substances from the Lands or lands pooled or unitized therewith or from the Wells.

but specifically excludes: those natural gas and natural gas liquids pipelines, straddle plants and storage facilities located downstream of a natural gas processing plant in which pipeline specification gas is first obtained or natural gas first enters the pipeline facilities of a common carrier (whichever first occurs); and those crude oil pipelines and facilities located downstream of the battery or other location at which marketable crude is first obtained.

(oo)	“Third Party” means a Person that is not a Party to this Agreement or an Affiliate of a Party to this Agreement.

(pp)

“Title and Operating Documents” means all agreements, contracts, instruments and other documents that govern the ownership, operation or use of the                  Assets [REDACTED – Excluded Asset Specific Information] or relate to permitted encumbrances, including (i) the Leases and other agreements and instruments pursuant to which the Petroleum and Natural Gas Rights were issued, granted or created; (ii) permits, licenses, approvals and authorizations, (iii) operating agreements, unit agreements, pooling agreements, production allocation agreements, participation agreements, joint venture agreements, farmin agreements, farmout agreements and royalty agreements, (iv) agreements that create or relate to Surface Interests, (v) production sales, marketing and transportation contracts, (vi) gas gathering and common stream agreements, (vii) agreements for the construction, ownership and/or operation of the Tangibles, (viii) disposal and injection agreements and (ix) trust declarations and other documents and instruments that evidence Vendors’ or their Affiliates’ interests in the                Assets.[REDACTED – Excluded Asset Specific Information]

(qq)

“Wells” means, collectively, all producing, shut-in, water source, observation, disposal, injection, abandoned, suspended, capped or other wells located in, on or under the Lands or any lands pooled or unitized therewith or tied into facilities located on the Lands or lands pooled or unitized therewith or otherwise currently or previously used, useful or intended for use in connection with the Petroleum and Natural Gas Rights or Tangibles, including all wells listed in Schedule “A”, Part 2.

(rr)

“Working Interest” means the percentage of undivided interest held by Vendors in the                  Assets [REDACTED – Excluded Asset Specific Information], or the respective zones, portions or parcels or parts thereof, including as provided in Schedule “A” or is as modified subsequently pursuant to the provisions hereof.

1.2	Interpretation

In this Agreement unless the context otherwise requires:

(a)	the headings in this Agreement are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction of this Agreement;

(b)

all documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict;

(c)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force as of the date hereof;

(d)	whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine, and vice versa, as the context requires;

(e)	the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular provision of this Agreement;

(f)	reference to any Article, Clause or Schedule means an Article, Clause or Schedule of this Agreement unless otherwise specified;

(g)

if any provision of a Schedule hereto conflicts with or is at variance with any provision in the body of this Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict;

(h)

if a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression;

(i)	any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day;

(j)

where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day;

(k)

unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends;

(l)	the word “including” shall not be exclusive, but shall mean “including, without limiting the generality of the foregoing”; and

(m)	reference to “$” or “Dollars” means lawful currency of Canada.

1.3	Schedules

The following schedules are attached to, form part of and are incorporated in this Agreement:

Schedule “A”	-	Part 1 – Land Schedule
		Part 2 - Wells	[REDACTED – Excluded
Schedule “B”	-	CVE Area of Non-Competition	Asset Specific Information]
Schedule “C”	-	Arbitration Procedure
Schedule “D”	-	2000 CAPL Property Transfer Procedure Elections

1.4	Term

This Agreement shall be effective for a period of                 [REDACTED – Term] from the date hereof (the “ROFR Period”), after which time this Agreement shall terminate and, subject to Section 7.1, be of no further force or effect.

ARTICLE 2

RIGHT OF FIRST REFUSAL

2.1	Right of First Refusal

Any agreement to effect a Disposition or a Change of Control (a “Divestiture Agreement”) entered into by COPCO or any of the Vendors during the ROFR Period shall be subject to the following procedure:

(a)	Within five (5) Business Days of entering into such Divestiture Agreement, Vendors must provide Purchaser with written notice (the “Divestiture Notice”) which shall include:

(i)	a copy of the Divestiture Agreement or, at Vendors sole election a summary of the exact terms and conditions contained in such Divestiture Agreement which shall include:

(A)	a description of the Asset proposed for Disposition or held by the Vendor that is the subject of a Change of Control; [REDACTED – Excluded Asset Specific Information]

(B)	the identity of the proposed assignee (in the case of a Disposition) or counterparty (in the case of a Change of Control);

(C)	if:

(1)	a Disposition either:

A.	the purchase price paid for the applicable Assets; or [REDACTED – Excluded Asset Specific Information]

B.	where such purchase price or a portion thereof was not cash and cannot reasonably be matched by Purchaser, Vendor’s bona fide estimate of the Cash Value of such purchase price,

provided that, in the case where such Disposition involved more assets than the applicable                  Assets [REDACTED – Excluded Asset Specific Information], Vendor shall provide its bona fide allocation of A. and/or B., as applicable, to the applicable                  Asset. [REDACTED – Excluded Asset Specific Information]

(2)	a Change of Control either:

A.

if such Change of Control was of the type contemplated by Section 2.1(e)(i), the purchase price for the Equity Interest or where such purchase price was not cash and cannot reasonably be matched by Purchaser, Vendor’s bona fide estimate of the Cash Value of such purchase price; and

B.	if such Change of Control was of the type contemplated by Section 2.1(e)(ii):

I.	a bona fide allocation of such purchase price to the applicable Asset; and [REDACTED – Excluded Asset Specific Information]

II.

if the purchase price was not cash and cannot reasonably be matched by the other Party, the Vendor’s bona fide allocation of the Cash Value of such purchase price, to the applicable                  Asset. [REDACTED – Excluded Asset Specific Information]

(D)	the effective date and, if applicable, the closing date, applicable to such Disposition or Change of Control; and

(ii)

whether, and the extent to which, the applicable                  Assets are subject to a Pre- Existing ROFR and that portion of the purchase price or Cash Value, as applicable, attributable to the                  Assets subject to such Pre-Existing ROFR. [REDACTED – Excluded Asset Specific Information]

(b)

Purchaser acknowledges and agrees that its rights under this Section 2.1 are subject to the satisfaction, waiver or expiry of any Pre-Existing ROFR. The time for Purchaser’s exercise under the Divestiture Notice will commence:

(i)	in the case where there is no Pre-Existing ROFR, from the date of Purchaser’s receipt of such Divestiture Notice; and

(ii)

in the case where there is a Pre-Existing ROFR, from the date by which Purchaser receives a further notice from Vendor advising as to the satisfaction, waiver or expiry, as applicable, of any such Pre-Existing ROFR.

(c)	If, in respect of any Divestiture Notice, Purchaser objects to:

(i)	the purchase price referenced therein or allocation thereof;or

(ii)	the Cash Value referenced therein or any allocation thereof,

Purchaser must, within seven (7) Business Days after its receipt of that estimate, serve notice to the Vendors of that objection. Either of the Parties may refer the matter for resolution under Article 5 after receipt of any such notice. The Parties hereby acknowledge and agree that for any matter so referred, the Parties shall jointly direct the panel of arbitrators to deliver a decision no later than thirty (30) days following the panel being constituted. The purchase price or equivalent Cash Value (or any allocation thereof) determined thereunder as the case may be, will be deemed to be applicable to the              Asset [REDACTED – Excluded Asset Specific Information]described in the Divestiture Notice. If Purchaser fails to serve such a notice of objection within that period, Purchaser will be precluded from challenging that estimate.

(d)

Purchaser will be deemed to have elected not to exercise its right to acquire the              Assets to which a Divestiture Notice pertains unless it serves notice to Vendors that it elects to acquire such              Assets (a “Notice of Acceptance”), by the date which is the later of: [REDACTED – Excluded Asset Specific Information]

(i)	the date which is:

(A)	in the case where there is a Pre-Existing ROFR, fifteen (15) Days,and

(B)	in all other cases, thirty (30) Days,

after Purchaser’s receipt of the applicable Divestiture Notice provided that during such period, the Purchaser has been given access to all of the information and data that has been or would be afforded to the proposed assignee (in the case of a Disposition) or counterparty (in the case of a Change of Control) under the Divestiture Notice;or

(ii)	the date which is five (5) Days following any final determination of any matter in respect of the Divestiture Notice referenced for resolution under Article 5.

Delivery of such Notice of Acceptance creates a binding contractual obligation on Vendors and Purchasers to proceed with the applicable transaction pursuant to Section 2.1(e).

(e)	If the Divestiture Notice is in respect of:

(i)

a Non-Exempt Change of Control of a Vendor or Affiliate thereof,                                                                                                                                                                                                          [REDACTED – Information regarding business activities. Commercially Sensitive Information]              Assets [REDACTED – Excluded Asset Specific Information]or at the time of Non-Exempt Change of Control, the Vendor’s or Affiliate thereof’s sole asset is the              Asset [REDACTED – Excluded Asset Specific Information], the Purchaser’s right of first refusal shall be a right to acquire the shares, partnership interests or other equity interest of such Vendor or Affiliate thereof (the “Equity Interest”) pursuant to the same terms as set forth in the Divestiture Notice and for a purchase price equal to the purchase price or Cash Value, as applicable, set forth in such Divestiture Notice, or as determined pursuant to Section 2.1(c) which shall be entered into by the Parties no later than the date which is 30 days following receipt by Vendor of the Notice of Acceptance.

(ii)

a Non-Exempt Change of Control of a Vendor or Affiliate thereof,                                                                                        [REDACTED – Information regarding business activities. Commercially Sensitive Information]              Assets [REDACTED – Excluded Asset Specific Information], the Purchaser’s right of first refusal shall be a right to acquire the applicable              Asset [REDACTED – Excluded Asset Specific Information] held by such Vendor or Affiliate thereof, for a purchase price equal to the purchase price or estimated Cash Value set forth in the Divestiture Notice or as may be determined pursuant to Section 2.1(c) (the “ROFR Purchase Price”), pursuant to an asset sale agreement to be negotiated by the Parties, provided that, if such asset sale agreement has not been agreed to by the date which is within thirty (30) days following receipt by Vendor of the Notice of Acceptance, or in the case where a dispute is referenced for resolution pursuant to Section 2.1(c), thirty (30) days from any resolution therefrom; (the “Agreement Deadline”), the Parties shall (or shall cause their applicable Affiliate, as applicable) to execute and deliver to each other a 2000 CAPL Property Transfer Procedure with a purchase price equal to the ROFR Purchase Price and with the elections as specified in Schedule “D”, within a further five (5) Business Days from the Agreement Deadline.

(iii)

by virtue of a Disposition, the Purchaser’s right of first refusal shall be a right to acquire the applicable              Asset [REDACTED – Excluded Asset Specific Information]which is the subject of such Disposition, on the same terms and conditions set forth in the Divestiture Notice and for a purchase price equal to the purchase price or Cash Value, as applicable, set forth in such Divestiture Notice, or as determined pursuant to Section 2.1(c) which shall be entered into by the Parties no later than the date which is 30 days following receipt by Vendor of the Notice of Acceptance.

(f)

Vendors may effect the Disposition of the              Assets [REDACTED – Excluded Asset Specific Information]or effect the Change of Control described in the Divestiture Notice within one hundred and fifty (150) Days after issuance of that Divestiture Notice (provided that Vendor shall be entitled to a one-time extension of forty five (45) Days, if requested by Vendor prior to the expiry of such period) if Purchaser does not deliver a Notice of Acceptance within the periods contemplated in Section 2.1(d). However, Vendors may not effect the Disposition or the Change of Control on terms that are more favourable than those offered in the Divestiture Notice.

(g)

If the proposed Disposition or Non-Exempt Change of Control described in the Divestiture Notice did not occur within the period referenced in 2.1(f), the provisions of this Section 2.1 will thereafter apply to any subsequent Disposition or Non-Exempt Change of Control.

2.2	Notice of Certain of Exempt Dispositions or Exempt Changes of Control

Notwithstanding that the right of first refusal contemplated by this Article 2 does not apply to any Exempt Disposition or Exempt Change of Control, Vendor shall within fifteen (15) days after the end of each calendar quarter, provide Purchaser with a Notice listing all Exempt Dispositions and Exempt Changes of Control which shall include reasonable particulars, including the identification of any lands which form the subject of any Optimization Transaction.

ARTICLE 3

NOTICES

3.1	Form of Notice

Except as otherwise specifically provided herein, all notices authorized or required between the Parties by any of the provisions of this Agreement shall be in writing (in English). Notices shall be delivered:

(a)	in person or by a recognized international courier service maintaining records of delivery; or

(b)	by e-mail, provided that the recipient confirms in writing successful receipt of the notice sent.

Notices	shall be addressed and delivered, as applicable, to:

(a)	If to Vendors at:

c/o ConocoPhillips Canada Resources Corp.

401 – 9th Avenue S.W.

Calgary, Alberta T2P 3C5

Facsimile: 403 532-3445

Attention:             Vice-President, Land

(b)	If to Purchaser at:

●

3.2	Delivery of Notices

A notice under this Agreement shall be deemed delivered only when received by the Party to whom such notice is directed. “Received” shall mean actual delivery of the notice by the methods and to the address of the Party specified in Section 3.1 or to the most current address specified in a notice under Section 3.3, provided that any notice sent by email after 5:00 p.m. on a Business Day or on a weekend or holiday at the location of the receiving Party shall be deemed given on the next following Business Day of the receiving Party.

3.3	Change of Address

Each Party shall have the right to change its address at any time and/or designate that copies of all such notices be directed to another person at another address, by giving written notice thereof to all other Parties.

ARTICLE 4

REMEDIES

4.1	Indemnity

(a)	COPCO and the Vendors shall:

(i)	be liable to the Purchaser and any Purchaser Entity for all Losses and Liabilities that Purchaser or any Purchaser Entity may suffer, sustain, pay or incur;and

(ii)	indemnify and save harmless the Purchaser and any Purchaser Entities, from and against all Losses and Liabilities they may suffer, sustain or incur,

as a result of any breach by COPCO or any of the Vendors, of this Agreement.

(b)	Purchaser shall:

(i)	be liable to COPCO, the Vendors and any Vendor Entity for all Losses and Liabilities that Vendors or any Vendor Entity may suffer, sustain, pay or incur;and

(ii)	indemnify and save harmless COPCO, the Vendors and any Vendor Entities, from and against all Losses and Liabilities they may suffer, sustain or incur,

as a result of any breach by Purchaser of this Agreement.

4.2	Acknowledgement Regarding Irreparable Harm andRemedy

Each of the Parties acknowledge and agree that the other Party shall suffer irreparable and substantial harm in the event that any of them or it or any of their respective Affiliates breaches this Agreement and that monetary damages will be inadequate to compensate them or it for such breach. Accordingly, in the event of a breach or threatened breach by any of the Parties or any Affiliates of any of the provisions of this Agreement, the other non-breaching Party or Parties as the context requires shall, in addition to and not in limitation of any other rights, remedies or damages available to them or it, at law or in equity, be entitled to an interim injunction, interlocutory injunction, permanent injunction and specific performance in order to prevent or to restrain any such breach by such breaching Party or such Affiliates of this Agreement. Such remedies shall not be deemed to be exclusive remedies for the breach or non-performance of this Agreement by such non-breaching Party or such Affiliates but shall be in addition to all other remedies available hereunder or otherwise at law or in equity. Each Party agrees to waive any requirement for the deposit of security or posting of any bond in connection with any equitable remedy.

ARTICLE 5

DISPUTE RESOLUTION

5.1	Notification

A Party who desires to submit a Dispute for resolution shall commence the Dispute resolution process by providing the other parties to the Dispute written notice of the Dispute. The notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute and the relief requested.

5.2	Negotiations

The parties to the Dispute shall seek to resolve any Dispute by negotiation between Senior Executives. Within thirty (30) Days after the date of the receipt by each party to the Dispute of the notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties to the Dispute shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by an attorney, each other party’s Senior Executive shall be given written notice of such intention at least three (3) Days in advance and may also be accompanied at the meeting by an attorney. Notwithstanding the above, any Party may initiate arbitration proceedings pursuant to Section 5.1 concerning such Dispute within thirty (30) Days after the date of receipt of the notice of Dispute.

5.3	Arbitration

Any Dispute not finally resolved by negotiation between Senior Executives pursuant to Section 5.2 shall be exclusively and definitively resolved through final and binding arbitration pursuant to the Arbitration Procedure, it being the intention of the Parties that it is a broad form arbitration agreement designed to encompass all possible Disputes.

ARTICLE 6

BOOKS, RECORDS AND AUDIT RIGHTS

6.1	Books and Records

During the Non-Competition Period and for a period of the later of: (i) 26 calendar months next following the calendar year in which the Non-Competition Period ends; and (ii) the conclusion of any and all periods for which an audit may be conducted hereunder and the resolution of any Audit Queries arising therefrom, each Party shall, to the extent the nature of its interest permits, maintain or cause to be maintained, complete books and records pertaining to any activities in respect of which this Agreement would apply including all calculations made by it to determine whether an Acquisition by it was an Exempt Transaction or an Acquisition of a Precluded Interest.

6.2	Governing Law Audit

(a)

Upon notice by a Vendor to Purchaser or by Purchaser to a Vendor (an “Audit Notice”), the Party serving such Audit Notice shall have the right to have an audit of the books and records referred to in Section 6.1 conducted within the 26 calendar months next following the end of the calendar year to which they relate for purposes of verifying the compliance with this Agreement. The costs of any such audit shall be borne by the Party initiating such Audit Notice.

(b)

An audit pursuant to this Section 6.2 must be conducted by an independent auditor (the “Auditor”) designated by the Party initiating the Audit Notice who is qualified by experience or training to conduct the audit and is acceptable to the other Party, acting reasonably.

(c)

The Auditor will be required to enter into a confidentiality agreement with the Parties whereby the Auditor agrees to keep all information disclosed to the Auditor in the audit confidential except disclosures to the Party initiating such Audit Notice. Such confidentiality agreement will be in a form acceptable to the Party upon whom such Audit Notice was served, acting reasonably, and will contain terms customary in such circumstances.

(a)	If the Parties are unable to resolve any Dispute in respect of an Audit Query, the matter shall be resolved pursuant to Section 5.3.

ARTICLE 7

MISCELLANEOUS

7.1	Confidentiality Generally

(a)

The Parties agree that: (i) the terms of this Agreement, (ii) the process of negotiation of this Agreement, (iii) any information provided to a Party pursuant to the terms hereof, and (iv) any exercise or waiver of Purchaser’s right to acquire the              Assets [REDACTED – Excluded Asset Specific Information]as provided for in this Agreement (“Confidential Information”) shall be kept confidential by the Parties and shall not be disclosed in any way by any Party to a Third Party without the other Parties’ prior written approval, provided a Party may, without such approval, disclose Confidential Information:

(i)	to any outside professional consultants or advisers, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such consultants;

(ii)

to any bank or financial institution from whom such Party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such bank or institution;

(iii)	to the extent required by any Applicable Laws, or the requirements of any recognised stock exchange in compliance with its rules and regulation;

(iv)	to any Governmental Authority lawfully requesting such information; and

(v)	to any of its Affiliates.

(b)	The Parties acknowledge and agree that the provisions of Clauses 18.1(b) and 18.1(c) of the Sale Agreement shall apply mutatis mutandis as if restated in full in this Agreement.

(c)	The requirements of this Section 7.1 shall survive termination this Agreement for a period of two (2) years.

7.2	Governing Law

The substantive Laws of Alberta, exclusive of any conflicts of law principles that could require the application of any other Laws, shall govern this Agreement for all purposes, including the resolution of disputes between or among the Parties hereto.

7.3	Relationship of Parties

It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee or any other Party for any purpose whatsoever. In their relations with each other under this Agreement, the Parties hereto shall not be considered fiduciaries.

7.4	Assignment of this Agreement

A Party may not assign any of its rights under or any of its interest in this Agreement without the prior written consent of the other Parties, which consent may not be unreasonably withheld or delayed, provided that, notwithstanding the assignment, the assignor shall continue to be liable for the performance of its obligations under this Agreement. Notwithstanding the foregoing, this Agreement shall enure to the benefit of the Parties and their lawful successors and permitted assigns.

7.5	Joinder

As a condition precedent to any Disposition by a Vendor to an Affiliate that is not another Vendor, Vendor shall cause such Affiliate to execute a joinder agreement, acting reasonably, such that it shall become a Party to this Agreement, and thereafter shall be construed as a “Vendor” for the purposes of this Agreement.

7.6	Waiver

No waiver by any Party of any one or more defaults by another Party in the performance of any provision of this Agreement shall operate or be construed as a waiver of any future default or defaults by the same Party, whether of a like or of a different character. Except as expressly provided in this Agreement, no Party shall be deemed to have waived, released, or modified any of its rights under this Agreement unless such Party has expressly stated in writing that it does waive, release, or modify such right.

7.7	No Third Party Beneficiaries

The interpretation of this Agreement shall exclude any rights under legislative provisions conferring rights under a contract to Persons not a party to that contract.

7.8	Joint Preparation

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting Party shall not be applicable to this Agreement.

7.9	Severance of Invalid Provisions

If and for so long as any provision of this Agreement shall be deemed to be judged invalid for any reason whatsoever, such invalidity shall not affect the validity or operation of any other provision of this Agreement except only so far as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.

7.10	Further Assurances

Each of the Parties shall do all such acts and execute and deliver all such documents as shall be reasonably required in order to fully perform and carry out the terms and intent of this Agreement.

7.11	Counterpart Execution

This Agreement may be signed in any number of counterparts, and each such counterpart shall be deemed an original Agreement for all purposes; provided that no Party shall be bound to this Agreement unless and until all Parties have signed a counterpart.

7.12	Entirety and Modifications

This Agreement, including all Schedules attached hereto, constitutes the entire agreement of the Parties, supersedes all prior agreements, representations, understandings, and negotiations, and discussions of the Parties relating to the subject matter of this Agreement, whether written or oral, and may not be modified except by a written amendment signed by duly authorized representatives of each of the Parties.

7.13	Vendors Jointly and Severally Liable and Liable for Affiliates

(a)	Each of COPCO and the Vendors shall be jointly and severally liable for each other’s obligations hereunder.

(b)	Any act or omission by a Party’s Affiliate shall be deemed to be an act or omission of such Party.

7.14	Time of the Essence

Time shall be of the essence in this Agreement.

IN WITNESS of their agreement, each Party has caused its duly authorized representative to sign this Agreement effective as of the date and year first above written.

CONOCOPHILLIPS CANADA ENERGY	CENOVUS ENERGY INC.
PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA
RESOURCES CORP.

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CONOCOPHILLIPS CANADA (BRC)	CONOCOPHILLIPS COMPANY
PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA OPERATIONS
ULC

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

SCHEDULE “A”

Part 1 LAND SCHEDULE	[REDACTED – Excluded Asset Specific Information]

[REDACTED – Part 1 of this Schedule “A” Not Included as it Relates to Excluded Asset Specific Information. Commercially Sensitive Information]

SCHEDULE “A”

Part 2

WELLS

[REDACTED – Part 2 of this Schedule “A” Not Included as it Relates to Excluded Asset Specific Information. Commercially Sensitive Information]

SCHEDULE “B”

CVE AREA OF NON-COMPETITION

[REDACTED – Schedule “B” is Not Included as it Relates to Excluded Asset Specific Information. Commercially Sensitive Information]

SCHEDULE “C”

ARBITRATION PROCEDURE

1.	ARBITRATION PROCEDURE

Any claim or dispute arising out of or relating to the Agreement that is not settled in accordance with Section 5.2 of the Agreement (a “Dispute”) shall be exclusively and finally resolved in accordance with the arbitration procedure set forth in this Schedule “C” (the “Arbitration Procedure”). Capitalized terms used in this Arbitration Procedure and not defined in the Agreement shall have the meaning given to those terms in the Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp, ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, ConocoPhillips Canada E&P ULC and Cenovus Energy Inc. (the “Purchase and Sale Agreement”).

2.	COMMENCEMENT OF THE ARBITRATION PROCEDURE

If a Dispute arises, either Party may initiate the Arbitration Procedure by giving written notice of the Dispute to the other Party (the “Notice of Dispute”). The Notice of Dispute shall contain a brief statement of the nature of the Dispute, set out the relief requested, and request that the Arbitration Procedure be commenced.

3.	RULES

The arbitration shall be conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) except to the extent of conflicts between the ICC Rules of Arbitration and this Arbitration Procedure, in which event the provisions of this Arbitration Procedure shall prevail.

4.	NUMBER OF ARBITRATORS

The arbitration shall be conducted by three (3) arbitrators, unless all parties to the Dispute agree to a sole arbitrator within thirty (30) Days after the claimant’s Notice of Dispute is received by the other parties to the Dispute.

5.	METHOD AND APPOINTMENT OF ARBITRATORS

5.1

If the arbitration is to be conducted by a sole arbitrator, then the arbitrator will be jointly selected by the parties to the Dispute. If the parties to the Dispute fail to agree on the arbitrator within thirty (30) Days after the filing of the arbitration, then the ICC International Court of Arbitration (the body that supervises the arbitral process) shall appoint the arbitrator.

5.2

If the arbitration is to be conducted by three (3) arbitrators, each party to the Dispute shall appoint one (1) arbitrator within thirty (30) Days of the filing of the arbitration, and the two (2) arbitrators so appointed shall select the presiding arbitrator (chairman of the arbitral tribunal) within thirty (30) Days after the latter of the two (2) arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two (2) party-appointed arbitrators cannot reach an agreement on the presiding arbitrator, in each case, within the applicable time period, then the ICC International Court of Arbitration shall appoint the three (3) arbitrators or remainder of the three (3) arbitrators not yet appointed (as the case may be) and shall designate one of them to act as the presiding arbitrator.

6.	PLACE OF ARBITRATION

Unless otherwise agreed by all parties to the Dispute, the seat of arbitration shall be Calgary, Alberta.

7.	LANGUAGE

The arbitration proceedings shall be conducted in the English language and the arbitrator(s) shall be fluent in the English language.

8.	ENTRY OF JUDGMENT

The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered, enforced and executed by any court of competent jurisdiction. Judgement on the award rendered by the arbitral tribunal may be enforced, and executed, under the provisions of the New York Convention of 1958.

9.	QUALIFICATIONS AND CONDUCT OF THE ARBITRATORS

All arbitrators shall be and remain at all times wholly impartial and, once appointed, no arbitrator shall have any ex parte communications with any of the parties to the Dispute concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.

10.	NO COURT PROCEEDINGS

Each Party irrevocably agrees not to initiate any proceedings or file any action or suit in any court of competent jurisdiction or before any judicial or other authority arising out of or in connection with the Agreement, any Related Agreement or any Dispute, including proceedings in which relief or remedy is sought by way of injunction or other judicial order (interlocutory or final) which would have the effect (directly or indirectly) of restraining or impeding the maintenance or prosecution by any Party of any arbitral proceeding initiated pursuant hereunder.

11.	COSTS AND LEGAL FEES

The arbitral tribunal is authorized to award costs and legal fees and to allocate them between the parties to the Dispute. The costs of the arbitration proceedings, including legal fees, shall be borne in the manner determined by the arbitral tribunal.

12.	INTEREST

The award shall include interest, as determined by the arbitrator, from the date of any default or other breach of this Agreement until the arbitral award is paid in full.

13.	CURRENCY OF AWARD

The arbitral award shall be made and payable in Canadian Dollars, free of any tax or other deduction.

14.	WAIVER OF CHALLENGE TO DECISION OR AWARD

To the extent permitted by law, any right to appeal or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award, before a court or any governmental authority, is hereby waived by the Parties except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.

15.	CONSOLIDATION AND JOINDER

15.1

The Parties agree that: (i) the Purchase and Sale Agreement; (ii) the Contingent Payment Agreement; (iii) the              ROFR Agreement [REDACTED – Excluded Asset Specific Information]; (iv) the Technical Services Agreement or principles thereof provided for in the Purchase and Sale Agreement if the Technical Services Agreement is not signed by Closing; (v) the Transition Services Agreement or the principles thereof provided for in the Purchase and Sale Agreement if the Transition Services Agreement is not signed by Closing; (vi) the Seismic License Agreement; and (vii)

the Non-Compete Agreement (the “Related Agreements”) are substantially related and that it is in the interests of justice and efficiency that Disputes under the Agreement and the Related Agreements be resolved by a single arbitral tribunal whenever possible to avoid diverse findings on the same facts or law. To this end, the Parties agree that, subject to the provisions of Subsections 15.2 and 15.3 of this Arbitration Procedure, an arbitral tribunal appointed under the Agreement or a Related Agreement may exercise jurisdiction over Disputes and Parties under both the Agreement and one or more other Related Agreement.

15.2	The Parties consent to the consolidation of two or more arbitrations commenced under the Agreement and under one or more other Related Agreements as follows:

15.2.1	If:

15.2.1.1

an arbitration (a “Subsequent Arbitration”) is commenced under the Agreement or the Related Agreement within three (3) months of the commencement of a pre-existing arbitration under the Agreement or the Related Agreement (an “Existing Arbitration”); and

15.2.1.2	both the Subsequent Arbitration and Existing Arbitration are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement,

such Subsequent Arbitration shall be consolidated into the Existing Arbitration upon the election of any party to the Existing Arbitration or Subsequent Arbitration. If any successive Subsequent Arbitration arises following the consolidation of Arbitrations under this Section 15.2 the consolidation of such successive Subsequent Arbitration with the Existing Arbitration shall be governed by Section 15.2.2 notwithstanding that it was commenced within three (3) months of the commencement date or prior consolidation date of the Existing Arbitration.

15.2.2

If a Subsequent Arbitration is commenced more than three (3) months from the commencement of the Existing Arbitration, and provided that both arbitrations are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement, the following rules shall apply:

15.2.2.1

If the initiating party of a Subsequent Arbitration desires that it be consolidated with an Existing Arbitration, it shall so indicate in its Request for Arbitration pursuant to Article 4 of the ICC Rules. In this case, notwithstanding Section 15.2 above, the initiating party shall not nominate an arbitrator, but shall instead apply to the arbitral tribunal in the Existing Arbitration for a consolidation order (a “Consolidation Application”). The responding party shall reply to the Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules.

15.2.2.2

If the initiating party of a Subsequent Arbitration does not make a Consolidation Application with its Request for Arbitration pursuant to Article 4 of the ICC Rules, and the responding party wishes that the Existing Arbitration and Subsequent Arbitration be consolidated, notwithstanding Section 15.2 above, the responding party shall not nominate an arbitrator, but shall instead serve a Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules. The initiating party shall deliver its reply to the responding party’s Consolidation Application within 14 Days of receiving the Answer and the Consolidation Application.

15.2.2.3

When a Consolidation Application is made under this Section, the arbitral tribunal in the Existing Arbitration shall, in its discretion, order that the Existing Arbitration and Subsequent Arbitration be consolidated or not consolidated. In making this determination, the arbitral tribunal shall have regard to whether the arbitrations raise common issues of law or fact, whether justice and efficiency would be served by consolidation, and whatever other criteria it deems relevant and necessary.

4

15.2.2.4	If the arbitral tribunal in the Existing Arbitration orders consolidation of the arbitrations, the Subsequent Arbitration shall be consolidated into the Existing Arbitration.

15.2.2.5

If the arbitral tribunal in the Existing Arbitration declines to consolidate the arbitrations, the Parties shall within 14 Days of the tribunal’s order nominate any party-nominated arbitrators that have not yet been nominated in the Subsequent Arbitration. The party-nominated arbitrators shall select the President of the tribunal in accordance with Section 15.2 above, and the Subsequent Arbitration shall proceed in accordance with the ICC Rules independently of the Existing Arbitration.

15.2.2.6

The determination by the arbitral tribunal in the Existing Arbitration of whether to consolidate or not consolidate arbitrations under the Agreement and the Related Agreement shall be final and binding on the Parties and shall not be subject to any appeal or set-aside proceedings.

15.2.2.7

If an Existing Arbitration and Subsequent Arbitration are consolidated in accordance with Sections 15.2.1 above or this Section 15.2.2, each Party to the Subsequent Arbitration shall be bound in respect of any arbitrator appointment or other arbitration process decisions already made by Parties or tribunal in the Existing Arbitration. If any arbitrators were appointed in the Subsequent Arbitration prior to consolidation, their appointment terminates upon the consolidation and they shall be deemed to be functus officio. Such termination shall be without prejudice to the date when any claim or defence was raised for the purpose of applying any limitation bar or any like rule or provision.

15.2.2.8

Where an Existing Arbitration and Subsequent Arbitration are governed by different legislation (e.g., the Arbitration Act (Alberta) and the International Commercial Arbitration Act (Alberta)), the Parties agree that the arbitrations shall not be consolidated, but rather the Parties’ consent to consolidation and all references to consolidation in this Section 15.2 shall be deemed to be consent to, and references to, concurrent hearings before the same arbitral tribunal.

15.3

The Parties agree that in any arbitration under the Agreement, a Party to the Related Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Agreement may exercise jurisdiction over a Party to the Related Agreement. Likewise, the Parties agree that in any arbitration under the Related Agreement, a Party to the Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Related Agreement may exercise jurisdiction over a Party to the Agreement.

16.	CONFIDENTIALITY

The Parties agree that any arbitration carried out hereunder shall be kept private and confidential, and that the existence of the arbitration and any element of it (including all awards, the identity of the Parties and all witnesses and experts, all materials created for the purposes of the arbitration, all testimony or other oral submissions, and all documents produced by a Party that were not already in the possession of the other Party) shall be kept confidential, except (i) with the consent of the Parties, (ii) with Affiliates, employees, and professional advisors who need to know such information for legitimate business purposes and who are bound to obligations of confidentiality consistent with the obligations in this Section 16, (iii) to the extent disclosure may be lawfully required in bona fide judicial proceedings relating to the arbitration, (iv) where disclosure is lawfully required by a legal duty, and (v) where such information is already in the public domain other than as a result of a breach of this clause. The Parties also agree not to use any information disclosed to them during the arbitration for any purpose other than in connection with the arbitration.

5

17.	PERFORMANCE TO CONTINUE

The Parties agree that during the resolution of a Dispute pursuant to the Arbitration Procedure, the Parties shall continue to perform their obligations under the Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party’s right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of the Agreement.

18.	TOLLING OF LIMITATION PERIODS

The Parties agree that any limitation period imposed by the Agreement or by law in respect of a Dispute shall be tolled upon the delivery of a Notice of Dispute pursuant to Section 2 hereto until such time as the Arbitration Procedure has concluded.

19.	NO WITHHOLDING OF UNDISPUTED PAYMENTS

Except as otherwise specifically permitted by the Agreement, no undisputed payment due or payable by a Party shall be withheld on account of a pending negotiation or arbitration pursuant to the Arbitration Procedure.

SCHEDULE “D”

CAPL TRANSFER PROCEDURE ELECTIONS

2.03A	GST:	(i) GST Election: Alternate 2

(ii) GST Business # - To be provided by Transferor.

2.04	Interest Accrual:	NA

3.01	Place of Closing:	Office of: Transferor

3.04B	Access to Transferee’s Files:	12 months

3.05	Distribution of Specific Conveyances:	Alternate 1

4.02A(b)	Final Statement of Adjustments:	180 days

4.03	Treatment Of Income During Interim Period:	NA

4.03B	Exception to 4.03A if Alternate 1:	will N/A / will not N/A apply.

6.02	Transferor’s Representations and Warranties. Those representations and warranties in that Clause that apply are indicated by a Y below:

	N (a) Residency For Tax Purposes	Y (m) Abandonment Of Wells

	Y (b) Lawsuits And Claims	Y (n) Condition of Tangibles

	Y (c) No Default Notices	Y (o) Well/Tangibles Lic. Transfers

	Y (d) Compliance With Leases	Y (p) Reg. Production Penalties

	Y (e) Payment of Royalties	Y (q) Reg. Production Allowables

	Y (f) Encumbrances	Y (r) Area of Mutual Interest

	Y (g) No Reduction	Y (s) No Offset Obligations

	Y (h) Sale Agreements	Y (t) Commitment To Deliver

	Y (i) Provision Of Documents	N (u) ARTC

	Y (j) Authorized Expenditures	Y (v) Quiet Enjoyment

	Y (k) Environmental Matters*	Y (w) Additional Representations

Y (l) Condition of Wells

6.04	Survival Of Representations And Warranties:	12 months

7.01D	Option To Terminate Re ROFR Exercises:	will N/A / will not N/A apply.

8.02A	Delivery Of Title Defects Notice:	15 Business Days.

8.02B	Title Defects Mechanism:	Alternate: 1

If Alternate 2 applies:

(i) $ Value threshold (Subclause 8.02B): $ 0.00

(ii) Transferor’s termination threshold

(Paragraph 8.02B(c)): -%

(iii) Transferor’s termination threshold

(Paragraph 8.02B(d)): -%

13.01	Responsibility Of Transferor:	(i) Subclause 13.01A: Alternate 1

(ii) Subclause 13.01B: 12 months

13.03A	Limit On Transferor’s Responsibility:	will X / will not apply.

13.03B	Minimum Claim Threshold: 5% of Purchase Price	will X / will not apply.

.		$ Threshold if Subclause B applies: $ .00

*

In respect of the Environmental Matters representation and warranty of 6.02(k) the Parties hereby acknowledge that the sentence immediately preceding clause (i) shall be deleted and replaced with “Except as identified in a Schedule, to the Transferor’s knowledge, it has not received and is not aware of:”

SCHEDULE “1.1(uu)”

CONTINGENT PAYMENT AGREEMENT

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

CONTINGENT PAYMENT AGREEMENT

This Agreement dated the ____ day of March, 2017

BETWEEN

CENOVUS ENERGY INC, a body corporate having an office at the City of

Calgary, in the Province of Alberta ( “CVE”)

- and -

CONOCOPHILLIPS CANADA RESOURCES CORP., a body corporate

having an office at the City of Calgary, in the Province of Alberta ( “CPCRC”)

WHEREAS ConocoPhillips Company, CPCRC, ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC entered into a Purchase and Sale Agreement with CVE dated the _____ day of March, 2017, (the “Sale Agreement”) providing for, among other things, the sale of the WCBU Assets and Partnership Interest and the retention by Vendors of certain other petroleum and natural gas assets subject to a right of first refusal in favour of CVE.

AND WHEREAS it is a condition to the Closing under the Sale Agreement that CVE enter into this Agreement providing for the quarterly payment of the Adjusted Contingent Payment to CPCRC.

AND WHEREAS CVE has agreed to pay the Adjusted Contingent Payment to CPCRC all on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises set out above and the mutual covenants, agreements and obligations set out herein, and to be performed, and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties covenant and agree as follows:

ARTICLE 1

DEFINITIONS

1.1	Definitions

The capitalized terms used but not defined herein shall have the meaning given to such terms in the Sale Agreement when used in this Agreement, and the following terms shall have the following meanings:

(a)

“Acceptable Financial Standards” means for a financial institution providing a letter of credit pursuant to Section 4.1, the financial institution has a long term credit rating of “A” or better by S&P or “A2” or better by Moody’s, provided that, if the ratings of the above rating agencies are different, the lower credit rating will be used to establish the applicable rating for that entity.

(b)	“Adjusted Contingent Payment” means where the Contingent Payment is: [REDACTED – Methodology to Calculate the Contingent Payment. Commercially Sensitive Information]

(c)

“Affiliate” means, with respect to any Person, any other Person or group of Persons acting in concert, that directly or indirectly, controls, is controlled by or is under common control with such Person. The term “control” as used in the preceding sentence means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person whether through ownership of more than fifty percent (50%) of the voting securities of such Person, by contract or otherwise.

(d)	“Agreement” means this Contingent Payment Agreement, and any amendment thereto agreed to in writing by the Parties, and the Schedule attached hereto and made a part hereof.

(e)	“Applicable Laws” means, in relation to any Person, asset, transaction, operation, event or circumstance:

(i)	all laws and statutes (including regulations, rules, by-laws, ordinances and other statutory instruments enacted thereunder);

(ii)	all judgments, decrees, rulings and orders of courts, tribunals, commissions and other similar bodies of competent jurisdiction; and

(iii)	all orders, rules, directives, policies and guidelines having the force of law issued by Governmental Authorities;

which are in effect as of the relevant time and are applicable to such Person, asset, transaction, event, operation or circumstance.

(f)	“Audit Notice” has the meaning ascribed thereto in Section 5.2(a).

(g)	“Audit Query” has the meaning ascribed thereto in Section 5.2(d).

(h)	“Auditor” has the meaning ascribed thereto in Section 5.2(b).

(i)

“Average Gross Daily Bitumen Production” means in respect of a Quarterly Period during the Term, the daily average volume in cubic meters of Bitumen produced from the FCCL Partnership Lands for that Quarterly Period:

(i)	determined before deduction of any kind whatsoever, including royalties; and

(ii)

measured, and reported on the same volumetric basis and using the same measurement methodology as required for reporting Bitumen production in cubic meters in respect of the FCCL Partnership Lands pursuant to the Oil Sands Royalty Regulation, 2009 (Alberta) as may be amended and/or replaced from time to time.

(j)

“Bitumen” means a naturally occurring viscous mixture, composed mainly of hydrocarbons heavier than pentane, that may contain sulphur compounds and that, in its naturally occurring viscous state, will not flow to a well.

(k)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(l)	“Closing Date” has the meaning ascribed thereto in the Sale Agreement.

(m)	“Contingent Payment “ means the amount resulting from the following calculation:

(i)	the Western Canadian Select Price;

(ii)	less CAD $52.00 per barrel;

(iii)	multiplied by CAD $6,000,000.

(n)	“CPCRC Confidential Information” has the meaning ascribed thereto in Section 8.1(b).

(o)	“CVE Confidential Information” has the meaning ascribed thereto in Section 8.1(c).

(p)

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or connected with this Agreement, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement.

(q)	“FCCL Partnership” has the meaning ascribed thereto in the Sale Agreement.

(r)	“FCCL Partnership Assets” has the meaning ascribed thereto in the Sale Agreement.

(s)

“FCCL Partnership Lands” means a one hundred percent (100%) working interest in the lands owned, leased, pooled or unitized by FCCL Partnership at the Closing Date of the Sale Agreement and all rights to drill for, extract, remove, produce, save, share in the proceeds of, receive payment by reference to the quantity or value of the production of, and market, Bitumen therefrom.

(t)	“Fitch” mean Fitch Ratings, Inc.

(u)	“Forecast Contingent Payment Amount” means the greater of: [REDACTED – Methodology to Calculate the Contingent Payment. Commercially Sensitive Information]

(v)

“Governmental Authority” means any federal, national, provincial, territorial, municipal or other government, any political subdivision thereof, and any ministry, sub-ministry, agency, sub-agency, court, board, bureau, office, or department, including any government-owned entity, having jurisdiction over a Party, the FCCL Partnership Assets, the FCCL Partnership Lands, or any operations thereon or in respect thereof.

(w)	“Governmental Challenge” has the meaning ascribed thereto in Section 3.5.

(x)	“ICC” means the International Chamber of Commerce.

(y)	“Immediately Preceding Quarterly Period” means:

(i)	in respect of the first Quarterly Period, the period January 1, 2017 to March 31, 2017;

(ii)	for every Quarterly Period thereafter during the Term, the most recent Quarterly Period in which no Material Downtime Event occurred that preceded the Quarterly Period in question.

(z)	“Income Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supplement) and the Income Tax Application Rules R.S.C. 1985 c. 2 (5th Supplement).

(aa)	“Information” has the meaning ascribed thereto in Section 8.1(a).

(bb)	“Investment Grade”means, subject to Section 4, long term unsecured or unsubordinated indebtedness or issuer rating is rated by:

(i)	Standard & Poor’s Global Ratings, a division of McGraw-Hill Companies, Inc., as BBB- or higher; or

(ii)	Moody’s Investors Service, Inc. as Baa3 or higher;or

(iii)	Fitch Ratings Inc. as BBB- or higher.

(cc)

“Material Downtime Event” means any one or more planned or unplanned event, circumstance or occurrence that, directly or indirectly causes or results in the Average Gross Daily Bitumen Production for a Quarterly Period to be less than                                       percent          %) of the applicable Twelve Month Average Gross Daily Bitumen Production. [REDACTED – Information Specific to Operations and used in Methodology to Calculate the Contingent Payment. Commercially Sensitive Information.]

(dd)	“Moody’s” means Moody’s Investors Service, Inc.

(ee)

“Operations” means any project, activity or undertaking by CVE or its Affiliates in respect of, in connection with or related to, the FCCL Partnership Assets, the exploration, recovery, development, production, upgrading, refining, handling, marketing, transportation or storage of Bitumen from the FCCL Partnership Lands, and all related services and similar project and activities relating thereto.

(ff)	“Party” means either of CVE or CPCRC as the case may be and “Parties” means both of them.

(gg)

“Person” means any individual (or group of individuals), corporation, limited or unlimited liability company, joint venture, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other legal entity.

(hh)

“Prime Rate” means the rate of interest (expressed as a rate per annum) used by the main branch Royal Bank of Canada in Calgary, Alberta from time to time as the reference rate used in determining the rates of interest payable on Canadian dollar commercial demand loans made by such bank in Canada and which is announced by such bank, from time to time, as its “prime rate”.

(ii)	“Quarterly Determination Date” has the meaning ascribed thereto in Clause 4.1(a)(iii).

(jj)

“Quarterly Payment Date” means, for every Quarterly Period, the thirtieth (30th) day after the end of the Quarterly Period, unless on such day CVE has not yet publicly released its quarterly or annual results, as applicable, pursuant to Applicable Canadian Securities Laws, then on the day that is no later than two Business Days after such release is made, provided in all cases that if any such day is not a Business Day, the Quarterly Payment Date for such Quarterly Period shall be the next following Business Day thereafter.

(kk)

“Quarterly Period” means, other than the first and the last periods of the Term, any period of three consecutive calendar months that ends on March 31, June 30, September 30 or December 31, and in respect of the first quarter of the Term, means that period of time from the Closing Date to June 30, 2017, and for the last quarter of the Term, that period of time from April 1, 2022 until and including the day prior to the date that is the fifth (5th) anniversary of the Closing Date, or such applicable dates if Closing occurs after June 30, 2017.

(ll)

“Rating Downgrade Event” means, for any reason whatsoever, including as a result of the Transaction, CVE’s failure to maintain an Investment Grade rating from at least one of S&P, Moody’s or Fitch or, if one or more of S&P, Moody’s and Fitch is not then providing such rating services, the equivalent thereof maintained from time to time by any other internationally recognized rating agency agreed to by the Parties.

(mm)

“Rating Upgrade Event” means, for any reason whatsoever after a Rating Downgrade Event, CVE obtains an Investment Grade rating from at least one of S&P, Moody’s or Fitch or, if one or more of S&P, Moody’s and Fitch is not then providing such rating services, the equivalent thereof maintained from time to time by any other internationally recognized rating agency agreed to by the Parties.

(nn)	“Senior Executive” means any individual who has authority to negotiate the settlement of the Dispute for a Party.

(oo)	“Sale Agreement” has the meaning ascribed thereto in the recitals of this Agreement.

(pp)	“S&P” means Standard & Poor’s Financial Services LLC.

(qq)

“Taxes” means all taxes whether Canadian federal, provincial, territorial, local, municipal or foreign (including income, gross receipts, license, fees, payroll, employment, excise, severance, premium, windfall profits, customs duties, capital, capital stock, capital gain, value added, franchise, business, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, occupation, goods and services, stamp, transfer, registration, alternative or minimum tax, municipal tax, employment insurance contributions and Canada pension plan contributions, and including any interest, penalty, or addition thereto, whether disputed or not, imposed, assessed or collected by, for or under the authority of the Income Tax Act or any Governmental Authority or payable pursuant to the Income Tax Act or tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency or fee).

(rr)	“Term” has the meaning ascribed thereto in Section 1.4.

(ss)	“Third Party” means any Person other than CVE, CPCRC or one of their Affiliates.

(tt)

“Title and Operating Documents” means all leases, subleases, permits and licences and any replacements, renewals or extensions thereof or other instruments derived therefrom pertaining to the FCCL Partnership Assets by virtue of which the holder thereof is granted certain rights with respect to Bitumen within, upon or under the FCCL Partnership Lands and all agreements relating to the acquisition, ownership, operation, exploration, exploitation, development or production, transportation, marketing, upgrading or refining thereof or therefrom.

(uu)

“Twelve-Month Average Gross Daily Bitumen Production” means the average of the Average Gross Daily Bitumen Production for the four most recent preceding Quarterly Periods in which no Material Downtime Event occurred prior to the applicable determination date.

(x)	“Transaction” has the meaning ascribed thereto in the Sale Agreement.

(ww)	“Western Canadian Select Forward Price” means [REDACTED – Methodology to Calculate the Contingent Payment. Commercially Sensitive Information]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

([redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

(C) [redacted]

[redacted]"Western Canadian Select Price" [REDACTED – Methodology to Calculate the Contingent Payment. Commercially Sensitive Information] [redacted]

[redacted]

1.2	Interpretation

In this Agreement unless the context otherwise requires:

(a)	the headings in this Agreement are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction of this Agreement;

(b)

all documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict;

(c)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force as of the date hereof;

(d)	whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine, and vice versa, as the context requires;

(e)	the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular provision of this Agreement;

(f)	reference to any Article, Section, Clause or Schedule means an Article, Section, Clause or Schedule of this Agreement unless otherwise specified;

(g)

if any provision of a Schedule hereto conflicts with or is at variance with any provision in the body of this Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict;

(h)

if a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression;

(i)	any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day;

(j)

where any payment is to be made on or as of a day that is not a Business Day, that payment is to be made on or as of the next following Business Day. Notwithstanding the foregoing, the calculation of Average Gross Daily Bitumen Production, Adjusted Contingent Payment, or Quarterly Period, shall in each case, include all applicable calendar days and not be restricted to days that are only Business Days or producing days;

(k)

unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends;

(l)	the word “including” shall not be exclusive, but shall mean “including, without limiting the generality of the foregoing”; and

(m)	reference to “$” or “Dollars” means lawful currency of Canada.

(n)

If any index, report or publication referenced in this Agreement is suspended or discontinued or otherwise ceases to exist in the same form as it did on the date of this Agreement (including any index that is rebased or for which the basis of its calculation is modified), unless otherwise specified herein, an equivalent index or publication will be substituted, as may be agreed between the Parties; provided that if the Parties cannot agree on the replacement information source within ten (10) days, the matter will be referred to Dispute resolution in accordance with Article 10.

1.3	Schedule

The following schedule is attached to, forms a part of and is incorporated in this Agreement:

Schedule	“A” - Form of Letter of Credit

1.4	Term

This Agreement shall be effective for a period of five (5) years from the Closing Date (the “Term”), after which time, unless otherwise expressly set out in this Agreement, this Agreement shall terminate and be of no further force or effect.

ARTICLE 2

OPERATIONS

2.1	Compliance with Title and Operating Documents

CVE shall, and shall cause its Affiliates to observe and perform its, or their, as the case may be, obligations under the Title and Operating Documents governing the FCCL Partnership Assets in accordance with their terms and within the time frames specified therefor in such Title and Operating Documents.

2.2	Control and Liability for Operations

CPCRC shall have no control or authority over and liability for any matters or obligations relating to the FCCL Partnership Assets and FCCL Partnership Lands, including in respect of any Operations upon the FCCL Partnership Lands and in respect of the FCCL Partnership Assets.

2.3	Obligation to Conduct Operations

CVE shall:

(a)

use commercially reasonable efforts to submit any and all plans for which approval by a Governmental Authority is required for the development of Bitumen reserves or production from the FCCL Partnership Lands, to such applicable Governmental Authority within a reasonable period of time prior to expiry of its right to do so under the Title and Operating Documents; and

(b)

adhere to the terms and conditions set out in the Title and Operating Documents and Applicable Laws, and use commercially reasonable efforts to maintain production of Bitumen from the FCCL Partnership Lands during the Term, all in accordance with good oilfield practices.

2.4	Information

(a)

Subject to Applicable Canadian Securities Laws including but not limited to avoidance of selective disclosure, CVE will provide, and will cause the operator of the FCCL Partnership Assets to provide, CPCRC with any information that CPCRC may reasonably require to: (i) assist CPCRC in its internal annual forecast of the Adjusted Contingent Payment; (ii) verify that CVE has fully complied with all its obligations contained herein and (iii) to be aware of any significant developments, any notices of Material Downtime Events, notices of material default under any Title and Operating Documents governing the FCCL Partnership Assets, and notices of any licence revocation or other order, including enforcement orders issued by a Governmental Authority that are reasonably expected to materially adversely impact the Bitumen produced from the FCCL Partnership Lands.

(b)	CPCRC will be bound by the obligations of confidentiality set forth in Article 8 with respect to such information.

2.5	Acknowledgements and Representation

(a)

CPCRC acknowledges that, as the recipient of the Adjusted Contingent Payment, it shall not be entitled to any working interest in the FCCL Partnership Assets or FCCL Partnership Lands or any Operations in respect thereof.

(b)

CVE acknowledges that CPCRC, as recipient of the Adjusted Contingent Payment, shall not be liable for any of the duties or obligations of CVE arising under the Title and Operating Documents or the funding thereof or otherwise in connection with or related to the Title and Operating Documents, the FCCL Partnership Assets, FCCL Partnership Lands, Operations or the Bitumen produced from the FCCL Partnership Lands, including any reporting obligations and under any Applicable Laws in respect thereof.

(c)

Each of the Parties represents and warrants to the other that it has taken all action and has full power and authority to enter into this Agreement and to perform its obligations hereunder and that nothing contained herein, including in the respect of CVE only, the requirement to post a letter of credit pursuant to Section 4.1, constitutes a default under any credit agreement to which CVE is a party, nor does the posting of such letter of credit under the circumstances referenced in Section 4.1 require the prior consent of any Third Party, including any lenders or secured creditors of CVE.

ARTICLE 3

ADJUSTED CONTINGENT PAYMENT

3.1	Adjusted Contingent Payment Obligation

CVE hereby agrees to pay the Adjusted Contingent Payment to CPCRC on each Quarterly Payment Date during the Term, subject to Article 7.

3.2	Calculation of Adjusted Contingent Payment

(a)	The calculation of the Adjusted Contingent Payment shall be made on a gross basis before any deduction of whatsoever nature or kind, including for royalties.

(b)

The Adjusted Contingent payment shall be payable by CVE to CPCRC without regard to any aggregate, maximum or capped amount for individual Adjusted Contingent Payments or to the aggregate of all Adjusted Contingent Payments during the Term.

(c)

No Adjusted Contingent Payment shall be payable in respect of any Quarterly Period in which the Western Canadian Select Price per barrel during such Quarterly Period is less than or equal to CAD $52.00 per barrel.

3.3	Taxes

(a)

The Parties agree that the calculation of the Adjusted Contingent Payment takes into account all liability for Taxes, fees or levies of any nature whatsoever that may be imposed by a Governmental Authority, whether on or in respect of CPCRC, CVE or the Adjusted Contingent Payment or otherwise, and no further adjustments or deductions shall be made in respect of Taxes in the calculation of the Adjusted Contingent Payment and no amount shall be withheld from any Adjusted Contingent Payment on account of Taxes unless required under Applicable Laws.

(b)

CVE will be responsible for payment of all Taxes payable in respect of or attributable to the production and sale of Bitumen on which the Adjusted Contingent Payment is calculated, provided that CPCRC will be responsible for the payment of all income taxes, if any, due in respect of its receipt of the Adjusted Contingent Payment.

3.4	Adjusted Contingent Payments

(a)

Not later than the Quarterly Payment Date for each Quarterly Period, CVE shall pay to CPCRC the Adjusted Contingent Payment for the Quarterly Period plus or minus (as applicable) any adjustments in respect of Adjusted Contingent Payments for previous Quarterly Periods calculated pursuant to Section 3.5. Such payment shall be made in Canadian Dollars by wire transfer to the bank account specified by CPCRC pursuant to Section 3.4(b).

(b)

CPCRC shall specify the bank account to which payments pursuant to Section 3.4(a) are to be made. CPCRC may change such bank account by written notice to CVE, but any such change will not be effective until ten (10) days after such notice is given.

(c)

If CVE fails to pay any Adjusted Contingent Payment or other amount payable by it under this Agreement by the applicable Quarterly Payment Date, CVE shall, in addition to paying such amount, also pay interest on such amount to CPCRC at the Prime Rate plus two percent (2%) calculated from the due date until the date of payment.

3.5	Adjustments

The Parties acknowledge that, during the Term, after a Contingent Payment Statement for a Quarterly Period is provided to CPCRC pursuant to Section 3.6, or, in the event of a challenge by a Government Authority of the amount reported by CVE as the Average Gross Daily Bitumen Production for a Quarterly Period (a “Governmental Challenge”), there may be a re-determination of one or more items specified therein which could result in an adjustment to the calculation of the Adjusted Contingent Payment for that Quarterly Period. In such event, subject to Section 5.2(f) and Article 10, CVE shall promptly upon becoming aware of the requirements for such re-determination, cause such re-determination to be made, make all adjustments as are appropriate in respect of such re-determination, and reflect them in the Contingent Payment Statement for the Quarterly Period in which the re-determination is made. CVE shall include, or set-off as the case may be, in its payment of the Adjusted Contingent Payment for the Quarterly Period in which the re-determination is made, without interest or penalty to CPCRC or CVE, as applicable, any adjustments that increase or decrease the Adjusted Contingent Payment by virtue of the calculation for such re-determination.

3.6	Contingent Payment Statements

Not later than the Quarterly Payment Date for each Quarterly Period commencing with the Quarterly Period in which the Closing Date occurs, CVE shall, regardless of whether there is an Adjusted Contingent Payment for the Quarterly Period, provide a statement to CPCRC (the “Contingent Payment Statement”) setting forth in reasonable detail and with supporting information:

(a)	the aggregate quantity of Bitumen produced from the FCCL Partnership Lands during such Quarterly Period;

(b)	the Western Canadian Select Price;

(c)	the calculation of the Adjusted Contingent Payment for such Quarterly Period;

(d)	the calculation for any adjustments in respect of the Adjusted Contingent Payments for previous Quarterly Periods;

(e)	whether a Material Downtime Event has occurred in such Quarterly Period; and

(f)	the net amount of any payment due on account of the Adjusted Contingent Payment in respect of such Quarterly Period pursuant to Section 3.4 and subject to Section 3.5.

3.7	Not an Interest in Land or Security Interest

The Parties acknowledge and agree that the Adjusted Contingent Payment is not, and shall not be construed as, a security interest, encumbrance, interest in the FCCL Partnership Lands, or other similar interest, nor shall CPCRC be entitled to grant any security interest directly or indirectly in favour of any Third Party in respect of the Adjusted Contingent Payments or on or in respect of any of the FCCL Partnership Assets.

3.8	Disputes

Any Dispute between the Parties regarding the calculation of any Adjusted Contingent Payment shall be referred to an expert pursuant to Section 10.21.

ARTICLE 4

SECURITY REQUIREMENT ON RATING DOWNGRADE

4.1	Security Upon Rating Downgrade Event

(a)

Within five (5) days of being made aware of a Rating Downgrade Event, CVE shall provide to CPCRC an irrevocable standby letter of credit in the form attached in Schedule “A”, that meets all of the following criteria:

(i)	the letter of credit is issued by a North American financial institution that satisfies the Acceptable Financial Standards;

(ii)

the term of a letter of credit shall be the lesser of: (A) one (1) year; and (B) the length of the Term remaining at the time of issuance of a letter of credit, and the principal amount of a letter of credit shall be as determined pursuant to Clause 4.1(a)(iii), which term and principal amount shall, if applicable and subject to Section 4.1(c), be reset with an auto-renewal clause in a letter of credit or a replacement letter of credit reissued on the expiry date of a letter of credit (provided that, if such date is not a Business Day, such date shall be the Business Day immediately prior to such date) to reflect a term, as determined in the manner set forth above on the date of reissuance and the Forecast Contingent Payment Amount as of the date of reissuance;

(iii)

the principal amount of a letter of credit shall be the Forecast Contingent Payment Amount and shall be re-determined as of the first day of each Quarterly Period of the term of a letter of credit (provided that, if such date is not a Business Day, such date shall be the Business Day immediately prior to such date) (the “Quarterly Determination Date”) as the amount equal to the Forecast Contingent Payment Amount, as determined on the Quarterly Determination Date, and within five (5) Business Days of each Quarterly Determination Date the letter of credit shall be amended to reflect such principal amount and the term as determined on the Quarterly Determination Date pursuant to Clause 4.1(a)(ii).

(b)

Subject to Section 4.1(c), CVE’s obligations under Section 4.1(a) shall continue for the remainder of the Term, unless CPCRC ceases to be a Party to this Agreement. If CPCRC’s interest in this Agreement is assigned or transferred in accordance with Section 6.1, the letter of credit shall be released on receipt of a replacement letter of credit in the form of Schedule “A” in favour of the assignee of CPCRC’s interest. If the assigning or transferring Party is CVE, the letter of credit shall only be released on receipt from the Third Party assignee of a replacement letter of credit issued by a North American financial institution meeting the criteria set out in Section 4.1(a) and in the form attached as Schedule “A”.

(c)

CVE shall provide CPCRC prompt notice of a Rating Upgrade Event and CPCRC shall take all necessary steps to cause any letter of credit then outstanding pursuant to Section 4.1(a) to be released and terminated within five (5) days of the receipt of such notice; provided that, in the event that such notice is provided within five (5) days of the expiry date of any then outstanding letter of credit, such letter of credit shall terminate on the expiry date thereof in accordance with its terms and CVE shall have no obligation pursuant to Section 4.1(a)(ii) to reset and replace such letter of credit

ARTICLE 5

BOOKS AND RECORDS

5.1	Books and Records

CVE, or its successors, shall maintain, or cause to be maintained, complete books and records pertaining to (i) the information required to be included in the Contingent Payment Statements, and (ii) all calculations made by CVE to determine the amount of the Adjusted Contingent Payment. Such books and records shall be kept during the Term and for a period of seven (7) years thereafter and, insofar as they are relevant to an audit conducted pursuant to Section 5.2, until such audit and all Audit Queries arising therefrom have been finally completed.

5.2	Audit

(a)

Upon notice to CVE (an “Audit Notice”), CPCRC shall have the right to have an audit of the books and records referred to in Section 5.1 conducted within the twenty-six (26) calendar months next following the end of the calendar year to which they relate for purposes of verifying the Adjusted Contingent Payment and all calculations relied on in arriving at such amount for any Quarterly Period or Quarterly Periods in such calendar year. The costs of any such audit shall be borne by CPCRC.

(b)

An audit pursuant to this Section 5.2 must be conducted by an internal or independent auditor (the “Auditor”) designated by CPCRC who is qualified by experience or training to conduct the audit and is acceptable to CVE, acting reasonably. Following receipt of an Audit Notice, CVE agrees to make all personnel responsible for calculating the Adjusted Contingent Payment and all books and records relating to the calculation of the Adjusted Contingent Payment available to the Auditor on request therefor by CPCRC.

(c)

The Auditor will be required to enter into a confidentiality agreement with CVE whereby the Auditor agrees to keep all information disclosed to the Auditor in the audit confidential except disclosures to CPCRC. Such confidentiality agreement will be in a form acceptable to CVE, acting reasonably, and will contain terms customary in such circumstances.

(d)

Before submitting an audit report to CPCRC, the Auditor will submit Audit Queries to CVE and make good faith attempts to resolve the Audit Queries with CVE. An “Audit Query” is a suspected or actual error, miscalculation, omission, missing information, discrepancy or concern which either: (i) causes the Auditor to believe that there may have been an error in the calculation of the Adjusted Contingent Payment for any Quarterly Period; or (ii) renders the Auditor unable to verify the accuracy of any such calculations.

(e)	The Auditor will be entitled to disclose to and discuss with CPCRC all information relating to the audit.

(f)

A Contingent Payment Statement submitted by CVE to CPCRC pursuant to Section 3.6 in respect of a Quarterly Period shall be deemed to be true and correct twenty-six (26) calendar months following the end of such calendar year except with respect to unresolved Audit Queries raised pursuant to an audit conducted under this Section 5.2 resulting from an Audit Notice delivered to CVE within such twenty-six (26) month period.

(g)

Provided that CVE has made all relevant auditable records available in a timely fashion: (i) CPCRC shall cause the Auditor to complete an audit pursuant to this Section 5.2 within one hundred and eighty (180) days of receipt by CVE of the Audit Notice; and (ii) the Auditor shall not be entitled to raise any Audit Queries and CPCRC shall not be entitled to make any claims arising out of the audit more than three hundred and sixty (360) days after the receipt of the Audit Notice by CVE. CVE and the Auditor will attempt to resolve all Audit Queries within ninety (90) days of completion of the audit.

(h)	If CPCRC and CVE are unable to resolve any Dispute in respect of an Audit Query, the matter shall be referred to an expert pursuant to Section 10.21.

ARTICLE 6

ASSIGNMENT AND DISPOSITIONS

6.1	Dispositions by CPCRC

(a)	CPCRC may dispose of any or all of its interest in this Agreement or the Adjusted Contingent Payment to any Affiliate or to any other Person without the consent or prior approval of CVE.

(b)

CPCRC shall promptly notify CVE upon completion of any transaction referred to in Section 6.1(a), the parties to such transaction, and of any changes in the bank account to which payments pursuant to Section 3.4(a) are to be made. If, in connection with any such transaction the Adjusted Contingent Payment due to any Affiliate or to any other Person is payable to more than one Person, CVE shall have the right to require the Persons entitled to receive the Adjusted Contingent Payment to appoint in writing an agent to represent all of the them in matters relating to the Adjusted Contingent Payment to any Affiliate or to any other Person and to receive all statements, information and payments in respect thereof. If such Affiliate or other Persons fail to appoint an agent within sixty (60) days of any written request to do so by CVE, CVE may withhold payments in respect of the Adjusted Contingent Payment to any Affiliate or to any other Person until the agent is appointed.

6.2	Dispositions by CVE

CVE may, from time to time, transfer or assign all or any part of its interest under this Agreement to an Affiliate or to any other Person without the prior written consent of CPCRC provided that:

(a)

for a transfer or an assignment to an Affiliate, CVE shall remain liable for and guarantee the performance by its Affiliate of all of the obligations assigned under this Agreement whether accrued prior to or after such assumption; and

(b)	in the event of a transfer or an assignment to a Third Party, such Third Party assignee shall:

(i)

have at least an Investment Grade rating, or if such Third Party is not at the time of such assignment publicly rated, then concurrently with such transfer or assignment, as the case may be, such Third Party shall provide CPCRC an irrevocable standby letter of credit that meets the criteria specified in Section 4.1(a) and, if applicable, thereafter be required to reset and replace such letter of credit as provided for in Clause 4.1(a)(ii);and

(ii)	enter into a written, enforceable agreement with CPCRC to assume the obligations of CVE under this Agreement that correspond to the interest acquired by such Person.

(c)

in the event, in connection with such transfer or assignment to a Third Party, the Third Party does not acquire, directly or indirectly, all or any portion of CVE’s direct or indirect interest in the FCCL Partnership or the FCCL Partnership Assets, CVE shall remain subject to its obligations under Sections 2, 5, 7, 8, 9, 10, 11, 12.

If CVE transfers or assigns an interest to a Third Party in contravention of the provisions of Section 6.2(b), notwithstanding any other rights that CPCRC may have under this Agreement, in equity or under Applicable Laws, CVE shall remain liable for and guarantee the performance by such Third Party of all of the obligations assigned to it under this Agreement, whether accrued prior to or after such assumption.

ARTICLE 7

MATERIAL DOWNTIME EVENTS

7.1	Notice of Material Downtime Event

Subject to Applicable Canadian Securities Laws including but not limited to avoidance of selective disclosure, CVE shall give notice to the CPCRC as soon as reasonably practicable of every anticipated Material Downtime Event, and in any case not later than twenty-four (24) hours after the occurrence of any Material Downtime Event, and shall promptly give CPCRC notice when the Material Downtime Event ceases to prevent or reduce the production of Bitumen subject to the calculation of the Adjusted Contingent Payment.

7.2	Efforts to Cure Material Downtime Event

CVE shall employ all commercially reasonable efforts to minimize the adverse consequences thereof to itself and to CPCRC, and shall also employ all commercially reasonable efforts to rectify, cure or terminate any Material Downtime Event that is planned or unplanned and to resume its interrupted performance under this Agreement as soon as reasonably practicable. If the complete resumption of performance is not to be immediate, CVE shall promptly provide CPCRC with written notice of when the full resumption of performance is anticipated to occur and its forecast impact on Bitumen production subject to this Agreement.

ARTICLE 8

CONFIDENTIALITY

8.1	Definitions

In this Agreement:

(a)

“Information” means all information provided by a Party under this Agreement of every description and form, whether written, oral, electronic or otherwise, including: (i) technical, geological, seismic, interpretive, production, processing, business, planning, marketing, financial, engineering, environmental and scientific information and materials, and (ii) analyses, compilations, data, studies, interpretations, evaluations, reports, opinions, agreements, maps, land and lease information, well data, prospect data, capital and operating budgets, operating results, research and business opportunities.

(b)	“CPCRC Confidential Information” means any and all Information relating to CPCRC, the Adjusted Contingent Payment, or this Agreement other than:

(i)	Information which is currently in the public domain;

(ii)	Information which hereafter enters the public domain through no breach of this Agreement by CVE or an Affiliate of CVE;

(iii)

Information which is made available to CVE or an Affiliate of CVE after the date hereof by a Third Party who, to the actual knowledge of CVE and its Affiliates, is not obligated to CPCRC or an Affiliate of CPCRC to keep such Information confidential; and

(iv)	Information which is developed by CVE or any of its Affiliates independently and without use of the CPCRC Confidential Information.

(c)	“CVE Confidential Information” means any and all Information relating to CVE, the Adjusted Contingent Payment, or this Agreement other than:

(i)	Information which is currently in the public domain;

(ii)	Information which hereafter enters the public domain through no breach of this Agreement by CPCRC or an Affiliate of CPCRC;

(iii)

Information which is made available to CPCRC or its Affiliates after the date hereof by a Third Party who, to the actual knowledge of CPCRC and its Affiliates, is not obligated to CVE or an Affiliate of CVE to keep such Information confidential;and

(iv)	Information which is developed by CPCRC or any of its Affiliates independently and without use of CVE Confidential Information.

8.2	Confidentiality Obligation

(a)

Subject to Section 8.3, CPCRC shall, and shall cause its Affiliates to, hold all CVE Confidential Information acquired by CPCRC, whether prior to, on or after the date hereof, in strict confidence and not disclose any CVE Confidential Information to any Third Party.

(b)

Subject to Section 8.3, CVE shall, and shall cause its Affiliates to, hold all CPCRC Confidential Information acquired by CVE, whether prior to, on or after the date hereof, in strict confidence and not disclose any CPCRC Confidential Information to any Third Party.

8.3	Exceptions to Confidentiality Obligations

(a)	The confidentiality obligations of a Party under Section 8.2 or Section 10.20 will not apply to or prohibit such Party from disclosing Information as follows:

(i)	any disclosure of Information which, through no fault of the Party, has become a part of the public domain prior to the disclosure;

(ii)	to its Affiliates;

(iii)	to its and its Affiliates’ officers, directors and employees, and contractors, subject to the Party taking customary precautions to ensure such Information is kept confidential;

(iv)

subject to Section 8.3(b), on a need to know basis to consultants, and advisors employed by the Party or its Affiliates where disclosure of such Information is reasonably necessary in connection with the work to be performed for such Party;

(v)

subject to Section 8.3(b), to a Person with whom the Party is conducting bona fide negotiations with respect to or has entered into a binding agreement providing for (A) a sale of assets to which the Information relates, (B) a merger, amalgamation, consolidation, sale of a majority ownership interest in the Party or any of its Affiliates or similar transaction or (C) an equity investment in such Party or any of its Affiliates;

(vi)	subject to Section 8.3(b), in a data room established for the bona fide purpose of soliciting bids for a transaction described in Section 8.3(a)(v);

(vii)	to a bank, or other financial institution or source of financing, in connection with bona fide efforts by such Party or any of its Affiliates to obtain financing;

(viii)

to its insurers, accountants, auditors, legal advisors, banks or other lenders, underwriters and their advisors on a need to know basis, subject to the Party taking customary precautions to ensure such Information is kept confidential;

(ix)

subject to Section 8.3(c), to the extent such Information must be disclosed, pursuant to any requirement of Applicable Laws or any rules or requirements of any Governmental Authority including securities authorities, or stock exchange having jurisdiction over such Party;

(x)	to Canada Revenue Agency or any other Governmental Authority in respect of Taxes, including Tax returns and reporting obligations;

(xi)	in legal or arbitration proceedings involving the rights and obligations of such Party, including the enforcement of a decision of an arbitration proceeding or expert pursuant to Article 10; or

(xii)	if required by the terms of the Title and Operating Documents.

(b)	Disclosure pursuant to Section 8.3(a)(iv), (v) or (vi) shall not be made unless prior to such disclosure the disclosing Party has obtained a written undertaking from the recipient to keep the

Information strictly confidential for at least two (2) years and to use the Information for the sole purpose described in the applicable Section.

(c)	If a Party is legally compelled to disclose Information that it is obligated to keep confidential pursuant to Section 8.2 or Section 10.20:

(i)	it shall provide the other Parties with prompt written notice of same so that they may seek a protective order or other appropriate remedy;

(ii)

it shall not make such disclosure until the other Party has had as much time as the Party compelled to make the disclosure is reasonably able to allow it to have in the circumstances to obtain a protective order or other appropriate remedy;

(iii)	it shall only disclose the Information which it is advised by its legal counsel that it is legally required to disclose; and

(iv)	it shall use commercially reasonable efforts to obtain reliable assurance that such Information will be accorded confidential treatment.

ARTICLE 9

EFFECT OF TERMINATION

9.1	Effect of Termination

Notwithstanding the termination of this Agreement, the terms and provisions of any Section or Article that expressly survive termination, shall continue to apply and all terms and provisions of this Agreement shall continue to apply to all unperformed obligations that arose prior to termination, liabilities that accrued prior to termination and liabilities maturing after termination but resulting or originating (as the case may be) from circumstances that occurred, or actions taken (as the case may be), prior to termination.

ARTICLE 10

DISPUTE RESOLUTION

10.1	Notification

A Party who desires to submit a Dispute for resolution shall commence the Dispute resolution process by providing the other Party written notice of the Dispute. The notice of Dispute shall contain a brief statement of the nature of the Dispute and the relief requested.

10.2	Negotiations

Except where the Parties have agreed to resolve an issue by expert determination in accordance with Section 10.21, the Parties shall seek to resolve any Dispute by negotiation between Senior Executives. Within thirty (30) days after the date of the receipt by each Party of the notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the Parties shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by an attorney, each other Party’s Senior Executive shall be given written notice of such intention at least three (3) days in advance and may also be accompanied at the meeting by an attorney. Notwithstanding the above, any Party may initiate arbitration proceedings pursuant to Section 10.1 concerning such Dispute within thirty (30) days after the date of receipt of the notice of Dispute.

10.3	Arbitration

Any Dispute not finally resolved by negotiation between Senior Executives pursuant to Section 10.2 shall be exclusively and definitively resolved through final and binding arbitration, it being the intention of the Parties that this is a broad form arbitration agreement designed to encompass all possible Disputes.

10.4	Rules

The arbitration shall be conducted in accordance with the Rules of Arbitration of the ICC.

10.5	Number of Arbitrators

The arbitration shall be conducted by three (3) arbitrators, unless the Parties agree to a sole arbitrator within thirty (30) days after the filing of the arbitration. For purposes of this Section 10.5, the filing of the arbitration means the date on which the claimant’s request for arbitration is received by the other Parties.

10.6	Method of Appointment of the Arbitrators

(a)

If the arbitration is to be conducted by a sole arbitrator, then the arbitrator will be jointly selected by the Parties. If the Parties fail to agree on the arbitrator within thirty (30) days after the filing of the arbitration, then the ICC International Court of Arbitration (the body that supervises the arbitral process) shall appoint the arbitrator.

(b)

If the arbitration is to be conducted by three (3) arbitrators, each Party shall appoint one (1) arbitrator within thirty (30) days of the filing of the arbitration, and the two (2) arbitrators so appointed shall select the presiding arbitrator (chairman of the arbitral tribunal) within thirty (30) days after the latter of the two (2) arbitrators has been appointed by the Parties. If a Party fails to appoint its Party-appointed arbitrator or if the two (2) Party-appointed arbitrators cannot reach an agreement on the presiding arbitrator, in each case, within the applicable time period, then the ICC International Court of Arbitration shall appoint the three (3) arbitrators or remainder of the three (3) arbitrators not yet appointed (as the case may be) and shall designate one of them to act as the presiding arbitrator.

10.7	Place of Arbitration

Unless otherwise agreed by all Parties, the seat of arbitration shall be Calgary, Alberta.

10.8	Language

The arbitration proceedings shall be conducted in the English language and the arbitrator(s) shall be fluent in the English language.

10.9	Entry of Judgment

The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered, enforced and executed by any court of competent jurisdiction. Judgement on the award rendered by the arbitral tribunal may be enforced, and executed, under the provisions of the New York Convention of 1958 on the reciprocal enforcement of foreign arbitration awards.

10.10	Notice

All notices required for any arbitration proceeding shall be deemed properly given if sent in accordance with Section 11.1.

10.11	Qualifications and Conduct of the Arbitrators

All arbitrators shall be and remain at all times wholly impartial and, once appointed, no arbitrator shall have any ex parte communications with any of the Parties concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.

10.12	Interim Measures

Notwithstanding any requirements for alternative Dispute resolution procedures as set forth in Section 10.2, any Party may apply to a court for interim measures (i) prior to the constitution of the arbitral tribunal (and thereafter as necessary to enforce the arbitral tribunal’s rulings); or (ii) in the absence of the jurisdiction of the arbitral tribunal to rule on interim measures in a given jurisdiction. The Parties agree that seeking and obtaining such interim measures shall not waive the right to arbitration. The arbitrators (or in an emergency the presiding arbitrator acting alone in the event one or more of the other arbitrators is unable to be involved in a timely fashion) may grant interim measures including injunctions, attachments and conservation orders in appropriate circumstances, which measures may be immediately enforced by court order. Hearings on requests for interim measures may be held in person, by telephone, by video conference or by other means that permit the Parties to present evidence and arguments.

10.13	No Court Proceedings

Each Party irrevocably agrees not to initiate any proceedings or file any action or suit in any court of competent jurisdiction or before any judicial or other authority arising out of or in connection with this Agreement, the arbitration agreement set forth in this Article 10 or any Dispute, including proceedings in which relief or remedy is sought by way of injunction or other judicial order (interlocutory or final) which would have the effect (directly or indirectly) of restraining or impeding the maintenance or prosecution by any Party of any arbitral proceeding initiated pursuant to this Article 10.

10.14	Witness Conferencing

The arbitral tribunal shall at all times have complete control over the evidentiary hearing. Unless otherwise agreed by the Parties, fact witnesses and expert witnesses will participate in “witness conferencing” whereby all such witnesses shall appear simultaneously throughout the entire hearing as members of respective “witness teams”. Counsel for each Party shall alternate in the direct examination, cross-examination, and re-direct examination of witnesses under the guidance of the arbitral tribunal, with members of a “witness team” having the reasonable opportunity to assist in cross-examination and immediately to counter the testimony of members of an opposing “witness team”. The arbitral tribunal shall have the power to pose questions of any witness at any time.

10.15	Costs and Attorneys’ Fees

The arbitral tribunal is authorized to award costs and attorneys’ fees and to allocate them between the Parties. The costs of the arbitration proceedings, including attorneys’ fees, shall be borne in the manner determined by the arbitral tribunal.

10.16	Interest

The award shall include interest, as determined by the arbitrator, from the date of any default or other breach of this Agreement until the arbitral award is paid in full.

10.17	Currency of Award

The arbitral award shall be made and payable in Canadian Dollars, free of any tax or other deduction.

10.18	Extraordinary Damages

The Parties shall have no right to claim or recover, and the arbitral tribunal shall not be entitled to award, losses, costs, expenses, fines, penalties or damages, however arising or occurring, that:

(a)	are in the nature of punitive or exemplary damages; or

(b)	represent compensation for business interruption.

Notwithstanding the foregoing, each Party shall have the right to claim and recover, and the arbitral tribunal shall be entitled to award, losses, costs, expenses, fines, penalties or damages (including equitable damages, loss of profits, loss of revenues, loss of opportunity or opportunity costs) which are recoverable under common law as a result of the breach by a Party of its obligations under this Agreement.

10.19	Waiver of Challenge to Decision or Award

To the extent permitted by law, any right to appeal or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award, before a court or any governmental authority, is hereby waived by the Parties except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.

10.20	Confidentiality

Subject to Article 8, all negotiations, arbitration, and expert determinations relating to a Dispute (including a settlement resulting from negotiation, an arbitral award, documents exchanged or produced during an arbitration proceeding, and memorials, briefs or other documents prepared for the arbitration) are confidential and may not be disclosed by the Parties or their respective Affiliates, counsel and expert witnesses provided, however, that breach of this confidentiality provision shall not void any settlement, expert determination or award.

10.21	Expert Determination

Any reference to an expert hereunder shall be conducted expeditiously. The expert will not be an arbitrator and will be deemed not to be acting in an arbitral capacity. The Party desiring an expert determination shall give the other Party written notice of the request for such determination. If the Parties are unable to agree upon an expert within ten (10) days after receipt of the notice of request for an expert determination, then, upon the request of either of the Parties, the International Centre for Expertise of the ICC shall appoint such expert and shall administer such expert determination through the ICC’s Rules for Expertise. The expert, once appointed, shall have no ex parte communications with any of the Parties concerning the expert determination of the underlying Dispute. The Parties agree to cooperate fully in the expeditious conduct of such expert determination and to provide the expert with access to all facilities, books, records, documents, information and personnel necessary to make a fully informed decision in an expeditious manner. Before issuing his final decision, the expert shall issue a draft report and allow the Parties to comment on it. The expert shall endeavour to resolve the Dispute within sixty (60) days (but no later than ninety (90) days) after his appointment, taking into account the circumstances requiring an expeditious resolution of the matter in Dispute. The expert’s decision shall be final and binding on the Parties.

ARTICLE 11

NOTICES

11.1	Notices

(a)	The address for written notices of the Parties (“Address for Notice”) shall be as follows:

(i)	to CVE, if delivered to the following address:

Cenovus Energy Inc.

500 Centre Street S.E.

Calgary, Alberta T2G 1A6

Attention: Comptroller

(ii)	to CPCRC, if delivered to the following address:

ConocoPhillips Canada Resources Corp.

401-9th Avenue S.W.

Calgary, Alberta T2P 3C5

Attention: Vice President, Finance

(b)

Either of the Parties may from time to time change its Address for Notice herein by giving written notice to the other Party. For the purposes of this Section 11,1 “normal business hours” shall mean 8:00 a.m. to 4:00 p.m. on a Business Day.

(c)	Notices shall be deemed to have been received:

(i)	if delivered by personal service to the receiving Party’s Address for Notice, at the time of actual receipt;

(ii)

if sent by electronic transmission to the receiving Party’s Address for Notice or an email address provided for this purpose, on the date of actual receipt if received during recipient’s normal business hours, or at the commencement of the recipient’s next Business Day after receipt if not received during recipient’s normal business hours; or

(iii)	if sent by regular or registered mail to the receiving Party’s Address for Notice, the earlier of: (A) the date of actual receipt, or (B), on the fourth (4th) Business Day after the mailing thereof.

ARTICLE 12

GENERAL PROVISIONS

12.1	Governing Law

The substantive law of Alberta, exclusive of any conflicts of law principles that could require the application of any other law, shall govern this Agreement for all purposes, including the resolution of Disputes.

12.2	Relationship of Parties

The rights, duties, obligations and liabilities of the Parties hereto under this Agreement shall be individual, not joint or collective. It is not the intention of the Parties to create, nor shall this Agreement be deemed or construed to create, a mining or other partnership, joint venture or association or a trust. This Agreement shall not be deemed or construed to authorize any Party to act as an agent, servant or employee for any other Party for any purpose whatsoever. In their relations with each other under this Agreement, the Parties shall not be considered fiduciaries.

12.3	Waiver

No waiver by any Party of any breach of any of the terms, conditions, representations or warranties in this Agreement shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party and any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

12.4	No Third Party Beneficiaries

The interpretation of this Agreement shall exclude any rights under legislative provisions conferring rights under a contract to Persons not a party to that contract.

12.5	Joint Preparation

Each provision of this Agreement shall be construed as though all Parties participated equally in the drafting of the same. Consequently, the Parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting Party shall not be applicable to this Agreement.

12.6	Severance of Invalid Provisions

In the case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

12.7	Further Assurances

From time to time, as and when reasonably requested by the other Party, a Party shall execute and deliver or cause to be executed and delivered all such documents and instruments and shall take or cause to be taken all such further or other actions to implement or give effect to this Agreement, provided such documents, instruments or actions are consistent with the provisions of this Agreement. All such further documents, instruments or actions shall be delivered or taken at no additional consideration other than reimbursement of any expenses reasonably incurred by the Party providing such further documents or instruments or performing such further acts, by the Party at whose request such documents or instruments were delivered or acts performed other than overhead and general administrative costs.

12.8	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise, other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

12.9	Entire and Modifications

This Agreement, including all Schedules attached hereto, constitutes the entire agreement between the Parties, with respect to the subject matter hereof and supersedes any prior understandings and agreements between the Parties hereto with respect to the subject matter hereof, including any letter agreements between CVE and CPCRC. No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties.

12.10	Enurement and No Third Party Beneficiaries

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, successors and permitted assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement, and, other than through the operation of the enurement provisions of this Section 12.10, the interpretation of this Agreement shall exclude any rights under legislative provisions conferring rights under a contract to Persons not a party to that contract.

12.11	Survivorship

Any liability or obligation of a Party which arises or accrues at or prior to the expiry or termination of this Agreement shall survive such expiry or termination, as applicable, and shall remain binding upon such Party and enforceable against it until fully discharged.

12.12	Time of the Essence

Time shall be of the essence in this Agreement.

12.13	Counterparts

This Agreement may be executed in counterpart and all executed counterparts together shall constitute one agreement. This Agreement shall not be binding upon any Party unless and until executed by all Parties.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

CENOVUS ENERGY INC.	CONOCOPHILLIPS CANADA RESOURCES CORP.

Per:	Per:

Per:	Per:

SCHEDULE “A”

FORM OF LETTER OF CREDIT

[On Issuing Bank Letterhead]

IRREVOCABLE STANDBY LETTER OF CREDIT

Issuing Bank:	Expiry Date:

Applicant:

Beneficiary:

Amount: $             CAD

Subject:	Irrevocable Standby Letter of Credit

                                             (“Applicant”) has entered into a Contingent Payment Agreement dated as of                            ,

2017 (the “Contract”) with                                 (“Beneficiary”).

Pursuant to Article of the Contract, the Applicant is required to provide the Beneficiary with an Irrevocable Standby Letter of Credit in the amount of $                                Canadian Dollars (“CAD”) to guarantee the performance of its [or its affiliate’s] obligations under the Contract.

We, [issuing bank] (“Issuing Bank”), agree to act as Issuing Bank on behalf of the Applicant, and hereby issue in favor of the Beneficiary our Irrevocable Standby Letter of Credit No:          in the amount of $             CAD (as it may be reduced in accordance herewith, the “Stated Amount”).

Funds under this Letter of Credit are available against Beneficiary’s draft drawn at sight on Issuing Bank and accompanied by the following:

Beneficiary’s signed and dated statement on its letterhead reading as follows:

“We hereby certify that the amount drawn under this Irrevocable Standby Letter of Credit No:                              represents the amount owing to us by Applicant under the Contract.”

Presentation of Beneficiary’s draft and the written statement in writing shall be made either (i) by physical delivery at our office located at [issuing bank branch address] or (ii) by electronic transmission or facsimile at the above address.

Partial or multiple draws are permitted under this Letter of Credit.

We hereby engage with the Beneficiary that all drafts drawn under and in compliance with the terms and conditions of this Letter of Credit will be duly honoured if drawn and presented for payment on or before the Expiry Date.

This Letter of Credit shall expire at the close of business on                    (the “Expiry Date”), but such Expiry Date shall be automatically extended for a period of one year from the original Expiry Date, unless we notify Beneficiary

(with a copy to the Applicant) not less than sixty (60) days prior to any such Expiry Date, by courier or registered mail at the above address, that this Letter of Credit shall not be extended beyond the Expiry Date.

This Letter of Credit and any disputes arising hereunder shall be governed by the laws of the province of Alberta without reference to its Conflicts-of-Law Rules.

Except as far as otherwise expressly stated herein, this Standby Letter of Credit is subject to the International Standby Practices (“ISP98”), International Chamber of Commerce, Publication NO. 590, and as to matters not governed by the ISP98, shall be governed by and construed in accordance with the laws of the Province of Alberta and applicable law of Canada.

[Authorized Issuing Bank Signature]

SCHEDULE 1.1(zz)

CONTRACTOR SERVICES PRINCIPLES

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser (the “Agreement”).

CONTRACTOR SERVICES PRINCIPLES

(a)         Nothing in these Contractor Services Principles shall operate to amend or otherwise diminish any of the terms and conditions set forth in the Agreement. To the extent of any conflict or inconsistency between the Agreement and the Contractor Services Principles, the Agreement shall prevail.

(b)         Vendors shall identify all Contractors who are available for hire by Purchaser in the form set out in the Contractor Information Letter.

(c)         The Parties acknowledge that the Contractor Information Letter will not be complete upon execution of this Agreement and that the Vendors shall revise and update the Contractor Information Letter accordingly up to and including Closing to include all information required by the Purchaser.

(d)

                                          [REDACTED – Commercially Sensitive Information related to transfer of Contractors.]

(e)

                                                                                                                                                            [REDACTED – Commercially Sensitive Information related to transfer of Contractors.]

(f)

                                                                                                                                                         REDACTED – Commercially Sensitive Information related to transfer of Contractors.]

SCHEDULE “1.1(ddd)”

DATA ROOM INFORMATION

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED – This Entire Schedule 1.1(ddd) is Not Included as it Relates to Legally/Commercially Sensitive Information in Respect of the Assets.]

SCHEDULE “1.1(yyyy)”

GENERAL CONVEYANCE

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as thePurchaser.

GENERAL CONVEYANCE

This General Conveyance made this        day of                , 2017

AMONG:

CONOCOPHILLIPS CANADA RESOURCES CORP., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“CPCRC”)

- and -

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Energy”)

- and -

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Western”)

- and -

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“BRCP”)

- and -

CONOCOPHILLIPS CANADA E&P ULC, an unlimited liability company having an office and carrying on business in the City of Calgary in the Province of Alberta (“E&P”)

(CPCRC, Energy, Western, BRCP, and E&P are hereinafter referred to collectively as the “Vendors” and individually as a “Vendor”)

- and -

CENOVUS ENERGY INC., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (the “Purchaser”)

WHEREAS the Vendors have agreed to sell and convey the Vendors’ entire right, title, estate and interest in the Assets and the Partnership Interest to the Purchaser and the Purchaser has agreed to purchase and accept all of the Vendors’ rights, title, estate and interest in and to the Assets and the Partnership Interest;

THE PARTIES AGREE AS FOLLOWS:

1.	Definitions

In this General Conveyance, including the recitals, “Agreement” means the Purchase and Sale Agreement dated as of the 29th day of March, 2017 and made effective as of the 1st day of January, 2017, among the Vendors and the Purchaser. In addition, the definitions provided for in the Agreement are adopted in this General Conveyance.

2.	Conveyance

Each Vendor, for the consideration provided for in the Agreement, the receipt and sufficiency of which is acknowledged by such Vendor, sells, assigns, transfers and conveys such Vendor’s interest in the Assets and Partnership Interest to the Purchaser, and the Purchaser purchases and accepts such interest from such Vendor, TO HAVE AND TO HOLD the same absolutely, subject to the terms of the Agreement, the Permitted Encumbrances and the compliance with the terms of the WCBU Title and Operating Documents.

3.	Effective Time

This General Conveyance is effective as of the Closing Date.

4.	SubordinateDocument

This General Conveyance is executed and delivered by the Parties pursuant to the Agreement for the purposes of the provisions of the Agreement, and the terms hereof shall be read in conjunction with the terms of the Agreement. If there is a conflict between the provisions of the Agreement and this General Conveyance, the provisions of the Agreement shall prevail to the extent of the conflict.

5.	Enurement

This General Conveyance enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

6.	Further Assurances

Each Party shall, after the date of this General Conveyance, at the request of the other Party and without further consideration, do all further acts and execute and deliver all further documents which are reasonably required to perform and carry out the terms of this General Conveyance.

7.	Counterpart Execution

This General Conveyance may be executed in counterpart and all executed counterparts together shall constitute one agreement. This General Conveyance shall not be binding upon any Party unless and until executed by all Parties.

IN WITNESS WHEREOF the Parties have duly executed this General Conveyance.

CONOCOPHILLIPS CANADA RESOURCES	CONOCOPHILLIPS CANADA ENERGY
CORP.	PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES
CORP.

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CONOCOPHILLIPS WESTERN CANADA	CONOCOPHILLIPS CANADA (BRC)
PARTNERSHIP, by its managing partner,	PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES	CONOCOPHILLIPS CANADA OPERATIONS ULC
CORP.

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CONOCOPHILLIPS CANADA E&P ULC	CONOCOPHILLIPS COMPANY

By:	By:
Name:	Name:
Title:	Title:
Date:	Date

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CENOVUS ENERGY INC.

By:
Name:
Title:
Date:

By:
Name:
Title:
Date:

SCHEDULE “1.1(sssss)”

INVESTORAGREEMENT

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

INVESTOR AGREEMENT

among

CENOVUS ENERGY INC.

- and -

[CONOCOPHILLIPS CANADA RESOURCES

CORP., OR ITS AFFILIATE NOMINEE]

- and -

CONOCOPHILLIPS COMPANY

Effective as of [●], 2017

INVESTOR AGREEMENT

THIS AGREEMENT is effective as of [•], 2017.

AMONG:

CENOVUS ENERGY INC., a corporation formed under the laws of Canada

(“Cenovus”)

- and -

[CONOCOPHILLIPS CANADA RESOURCES CORP., OR ITS AFFILIATE NOMINEE]

(“ConocoPhillips Shareholder”)

- and -

CONOCOPHILLIPS COMPANY, a corporation formed under the laws of Delaware

(“ConocoPhillips”)

WHEREAS in connection with the indirect acquisition of certain assets from ConocoPhillips to be completed on the date hereof, Cenovus will issue Common Shares (as defined herein) to ConocoPhillips Shareholder in partial consideration of the purchase price thereof (the “Acquisition Transaction”);

AND WHEREAS in connection with Common Shares to be issued pursuant to the Acquisition Transaction, the Parties wish to enter into this Agreement to provide for certain matters relating to the relationship between Cenovus and each of the ConocoPhillips Entities, as shareholders of Cenovus;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) acting alone or jointly or in concert with another Person, Controls, either directly or indirectly, the second Person, or (ii) is Controlled, directly or indirectly, by the second Person, or (iii) is Controlled, directly or indirectly, by another Person that, acting alone or jointly or in concert with another Person, Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that no ConocoPhillips Entity is an Affiliate of Cenovus or any of its Subsidiaries and vice versa;

(b)	“Agreement” means this investor agreement, as amended, restated or modified from time to time;

(c)	“Applicable Securities Laws” means, collectively, (i) the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and all applicable state securities legislation of any state in the United States, together in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the New York Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d)

“block trade” includes (i) a “block trade” as such trades are defined and reported by the Toronto Stock Exchange, being a trade with a volume of 10,000 shares or more and a value of $100,000 or more, (ii) a “designated trade” under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada (“UMIR”) which involve a distribution by a “Participant” (as defined in UMIR) of a significant block of shares, and (iii) any similar or corresponding definitions under the rules of any stock exchange or marketplace on which the Common Shares are listed or posted for trading or under the rules or requirements of the United Stated Financial Industry Regulatory Authority;

(e)	“Board of Directors” or “Board” means the board of directors of Cenovus;

(f)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(g)	“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(h)	“CBCA” means the Canada Business Corporations Act and the regulations thereunder, as amended, restated or modified from time to time;

(i)	“Change of Control Transaction” has the meaning ascribed thereto in Section 3.4;

(j)

“Common Shares” means the common shares in the capital of Cenovus and includes any shares of Cenovus into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form ofreorganization;

(k)	“Confidential Information” has the meaning ascribed thereto in Section 4.2;

(l)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise;

(ii)

the first Person beneficially owns, or controls or directs, directly or indirectly, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person;

(iii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership;

(iv)

the second Person is a limited partnership and the first Person (A) is the general partner of the limited partnership or (B) beneficially owns, or controls or directs, directly or indirectly, securities of the general partner of the limited partnership carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the general partner of the limited partnership; or

(v)

the second Person is a trust and the first Person (A) is the trustee of the trust, or (B) beneficially owns, or controls or directs, directly or indirectly, interests in the trust sufficient to directly or indirectly control all or certain activities of the trust;

(m)	“Convertible Security” means any security that is convertible into, exchangeable for, or exercisable to acquire Common Shares;

(n)

“ConocoPhillips Entities” means ConocoPhillips Shareholder and ConocoPhillips and includes any Affiliate of either of such entities who becomes, and is required to become, a party to this Agreement after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Sections 3.2(c)(iv) and 3.3 hereof, and “ConocoPhillips Entity” means any one of them;

(o)

“Governmental Authority” means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(p)

“Hedge” means, in respect of any Common Shares, to enter into any hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other agreement, instrument, transaction or series of transactions that hedges, Transfers or has as the subject matter thereof, in whole or in part, directly or indirectly, any right or interest in any Common Shares, including the voting rights associated therewith or other economic consequence of ownership of such Common Shares, whether any such hedge, swap (including total return swap), derivative transaction, forward sale, futures contract, option, repurchase agreement, securities lending transaction, monetization transaction, financial instrument, insurance or other similar agreement or arrangement, or any combination thereof, or any other agreement, instrument, transaction or series of transactions, is to be settled by delivery of securities, in cash or otherwise;

(q)	“Informed Party” has the meaning ascribed thereto in Section 4.2;

(r)

“Law” means any law (statutory, common or otherwise), constitution, ordinance, code, rule, regulation, guideline, executive order or other similar authority enacted, adopted, promulgated or applied by any Governmental Authority, including, for greater certainty, Applicable Securities Laws;

(s)	“Parties” means, Cenovus, each ConocoPhillips Entity and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(t)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity however designated or constituted;

(u)

“Purchase Agreement” means the purchase and sale agreement dated as of March [●], 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the vendors, and Cenovus Energy Inc. as the purchaser;

(v)	“Registration Rights Agreement” means the registration rights agreement dated the date hereof among Cenovus, ConocoPhillips Shareholder and ConocoPhillips;

(w)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisers, agents or other Person acting on behalf of the first Person;

(x)	“Subsidiary” means a Person that is Controlled directly or indirectly by another Person; and

(y)

“Transfer” includes any sale, exchange, disposition, assignment, gift, bequest, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) passes from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value and whether directly or indirectly in any manner whatsoever, and includes any agreement to effect any of the foregoing and, in the case of Common Shares includes a transaction (other than a Change of Control Transaction) involving the direct or indirect Transfer in any manner whatsoever of the ownership interests in a ConocoPhillips Entity which holds any legal title or beneficial ownership or other ownership interest (including in respect of any associated voting rights) in Common Shares which is designed to otherwise circumvent the restrictions contained in Section 3.2 of this Agreement; and the words “Transferred”, “Transferring” and similar words have corresponding meanings.

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms ConocoPhillips Entities and ConocoPhillips Entity). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

For the purposes of Sections 3.2(b) and 3.2(c) the number of “then-outstanding Common Shares” shall be equal to the number of Common Shares stated to be outstanding by Cenovus in its then most recently filed annual or quarterly management’s discussion and analysis, as the case may be, adjusted for any subsequent event(s) publicly announced by Cenovus via dissemination of a news release in Canada that has the effect of either increasing or decreasing the number of outstanding Common Shares stated to be outstanding by Cenovus in its then most recently filed annual or quarterly management’s discussion and analysis (other than, to avoid doubt, any equity incentive award or other equity compensation granted to any officer, director or employee of Cenovus or its Affiliates to the extent such awards or compensation remain subject to vesting or do not constitute Common Shares).

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

1.6	Acting Jointly and in Concert

The ConocoPhillips Entities acknowledge and agree that, in addition to any determination that may reasonably be made pursuant to Applicable Securities Laws, all ConocoPhillips Entities, together with each of their Affiliates and respective Representatives, shall in all cases be deemed to be acting jointly, in concert, and jointly and in concert with respect to the matters described in this Agreement and where referenced under Applicable Securities Laws.

ARTICLE 2

VOTING OF SHARES

2.1	Cenovus Board Matters

The ConocoPhillips Entities acknowledge and agree that the Board must act in accordance with the duties and standard of care set forth in Section 122 of the CBCA and in accordance with applicable Law and that the Board is to operate in a manner independent and free from the undue influence of any shareholder(s) of Cenovus. The ConocoPhillips Entities acknowledge and agree that the Board shall not owe any additional duties or standard of care to any ConocoPhillips Entity, or any Affiliate or Representative thereof, relative to any other shareholder of Cenovus, and that no formal or informal committee, structure or process shall be required or requested to be implemented by Cenovus, the Board or Cenovus management to provide information to, or receive input or advice from, any ConocoPhillips Entity, or any Affiliate or Representative thereof, with respect to the business and affairs of Cenovus.

2.2	Voting of Cenovus Shares

Each ConocoPhillips Entity shall, and shall cause its Affiliates and any Representatives acting on behalf of such ConocoPhillips Entity or its Affiliates, to either (i) vote or cause to be voted all Common Shares that it beneficially owns, or over which it or its Affiliates have control or direction, directly or indirectly, in favour of, or (ii) abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or its Affiliates have control or direction, directly or indirectly, in either case in respect of:

(a)	all nominees of the Board or Cenovus management at any annual or other meeting of Cenovus shareholders at which members of the Board are proposed to be elected;and

(b)	any and all other matters in respect of which the Board and Cenovus management has recommended that Cenovus shareholders vote in favour at any meeting of Cenovus shareholders,

and, for greater certainty shall not withhold any vote or vote against any of the foregoing, and without limiting the foregoing, each ConocoPhillips Entity shall not, and shall cause its Affiliates and any Representatives acting on behalf of such ConocoPhillips Entity or its Affiliates not to:

(c)

knowingly take any action in contravention of or adverse to any Board or Cenovus management nominations or recommendations, including to support the nomination of another individual as a director of Cenovus in lieu of such Board or Cenovus management nominees;or

(d)

vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of Cenovus shareholders that is not supported, approved and recommended by the Board, and shall vote or cause to be voted all Common Shares that it beneficially owns, or over which it has control or direction, directly or indirectly, against any such proposal or matter.

No later than ten Business Days prior to the date of any meeting of Cenovus shareholders, each ConocoPhillips Entity entitled to exercise voting rights in respect of any Common Shares shall either: (A) deliver or cause to be delivered to Cenovus, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in accordance with the foregoing requirements of this Section 2.2, and all such proxy or proxies described above in this Section 2.2 shall name as proxyholders those individuals as may be designated by Cenovus in the applicable management proxy circular or form of proxy (with full power of substitution) and shall not be revoked without the prior written consent of Cenovus, or (B) certify to Cenovus in writing that each such ConocoPhillips Entity shall abstain from voting in respect of all Common Shares that it beneficially owns, or over which it or its Affiliates have control or direction, directly or indirectly.

ARTICLE 3

RESTRICTIONS ON SHAREHOLDER ACTIONS AND SHARE TRANSFERS

3.1	Prohibited Activities

Without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), no ConocoPhillips Entity or any of its Affiliates, nor any of their respective Representatives acting on behalf of any ConocoPhillips Entity or any of its Affiliates, will, directly or indirectly, do any of the following or cause such to occur from the date hereof:

(a)

acquire, offer or agree to acquire or make any public proposal to acquire or offer to acquire, in any manner, directly or indirectly, beneficial ownership of or control or direction over any: (i) voting securities (including Common Shares) or voting rights in respect of voting securities; (ii) securities convertible or exchangeable into voting securities (including derivatives or similar instruments which would provide voting rights in respect of voting securities or an entitlement to accept voting securities or any voting rights on settlement); or (iii) assets, of Cenovus or its Subsidiaries, except: (A) pursuant to a stock dividend or dividend-in-kind paid by Cenovus to all holders of Common Shares (which, for certainty, does not include the acquisition of Common Shares in a dividend reinvestment plan of Cenovus), (B) pursuant to a Transfer permitted under Sections 3.2(c)(iv) and 3.3, or Section 3.4, hereunder, or (C) only in the case of assets of Cenovus or its Subsidiaries, offers and agreements made in the ordinary course of business of Cenovus and of the ConocoPhillips Entity and its Affiliates;

(b)

engage in any discussion or negotiations, conclude any understanding, enter into any agreement or propose or offer to enter into, directly or indirectly, any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, Cenovus or its Subsidiaries;

(c)

knowingly engage in, participate in, or in any way initiate, directly or indirectly and whether alone or jointly or in concert with another Person, any “solicitation” (as such term is defined in the CBCA) of proxies or consents, with respect to the voting of any securities of Cenovus, or knowingly initiate, propose or otherwise “solicit” (as such term is defined in the CBCA) securityholders of Cenovus to vote any securities of Cenovus on any matter;

(d)

except as required by and in accordance with Section 2.2, grant any power of attorney over any securities of Cenovus, or deposit any securities of Cenovus in any voting agreement, voting trust, voting pool or similar arrangement or subject any securities of Cenovus to any arrangement or agreement with respect to the voting of any such securities, or grant any proxy with respect to any securities of Cenovus (other than to the named Cenovus management proxies);

(e)	seek, alone or in concert with others, (i) to requisition or call a meeting of shareholders of Cenovus, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, or (iii) to effect the removal of any member of the Board or otherwise alter the composition of the Board;

(f)	submit, or induce any Person to submit, any shareholder proposal pursuant to Sections 103(5) or 137 of the CBCA;

(g)	otherwise seek to advise, control, change or influence the business, operations, management, polices or Board of Cenovus;

(h)	make any request to amend, waive or terminate any provision of this Agreement that would reasonably be expected to require Cenovus to make public disclosure relating thereto; or

(i)

enter into any discussions, agreements or understandings with any Person with respect to the foregoing, or knowingly advise, assist or encourage any Person to take any action inconsistent with the foregoing, or publicly disclose any plan, intention or proposal with respect to any of the foregoing.

3.2	Restrictions on Transfers of Shares

Without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), no ConocoPhillips Entity or any of its Affiliates, nor any of their respective Representatives acting on behalf of any ConocoPhillips Entity or any of its Affiliates, will, directly or indirectly:

(a)

for the period ending at 11:59 p.m. Mountain Time on ●, 2017 ( [NTD: date that is six (6) months from the date of this Agreement], Transfer or cause the Transfer of any Common Shares or Hedge or cause the Hedge of its direct or indirect exposure to any Common Shares except as contemplated under Sections 3.2(c)(iii), 3.2(c)(iv) or 3.4;

(b)

complete a Transfer, or cause a Transfer to be completed, of Common Shares pursuant to a block trade where 5% or more of the then-outstanding Common Shares will be Transferred pursuant to such block trade (whether such block trade is executed at prevailing market prices through registered investment dealers in transactions on the Toronto Stock Exchange or New York Stock Exchange in accordance with the rules and policies of such exchanges or otherwise), provided, however, that the foregoing shall not apply to Transfers effected through an underwritten public offering (including pursuant to the Registration Rights Agreement) where the applicable ConocoPhillips Entity (or Affiliate thereof) which is the transferor and its Representatives does not know or have reason to believe that such Transfer would result in a violation of Section 3.2(c); or

(c)

Transfer or cause the Transfer, either alone or in the aggregate with any other ConocoPhillips Entity or their respective Affiliates, and whether in a single transaction or a series of related transactions, any Common Shares to any one Person or group of related Persons (including any Affiliates of such Person) or Persons acting jointly or in concert, if such Transfer (or series thereof) would result in such Person (or group of related Persons or Persons acting jointly or in concert) having been Transferred in such transaction or transactions Common Shares previously held by ConocoPhillips Entities, directly or indirectly, representing 5% or more of the then-outstanding Common Shares including, for certainty, those Common Shares proposed to be Transferred; provided, however, that the foregoing shall not apply to:

(i)

block trades not prohibited by Section 3.2(b) (whether such block trade is executed at prevailing market prices through registered investment dealers in transactions on the Toronto Stock Exchange or New York Stock Exchange in accordance with the rules and policies of such exchanges or otherwise in accordance with Applicable Securities Laws) or other Transfers, in each case where the applicable ConocoPhillips Entity (or Affiliate thereof) which is the transferor and its Representatives does not know or have reason to believe that such Transfer would result in a violation of Section 3.2(c) and has, as a term of such transaction, required any involved registered investment dealer to not knowingly effect such a result;

(ii)	Transfers effected through an underwritten public offering (including pursuant to the Registration Rights Agreement);

(iii)

Transfers effected as a result of the consummation of a transaction which has been approved by a resolution of Cenovus shareholders, or made to an offeror in relation to a take-over bid where the offeror pursuant to such take-over bid is proposing to acquire such Common Shares from the ConocoPhillips Entity or ConocoPhillips Entities in connection with an identical offer made to all holders of Common Shares (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire any such Common Shares unless the offeror also acquires a proportionate number of Common Shares actually tendered to such identical offer; or

(iv)	Transfers made to an Affiliate in accordance with Section 3.3 hereof;

provided, however, that any ConocoPhillips Entity (or an Affiliate thereof) who acquires any Common Shares as a result of any of the foregoing provisions shall: (i) to the extent that it is already a Party to this Agreement, continue to be bound by this Agreement in respect of all Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, at any time; and (ii) to the extent that, prior to such acquisition, it was not a Party to this Agreement, agrees to be bound by and become a Party to this Agreement as a “ConocoPhillips Entity” (and ConocoPhillips agrees to cause such ConocoPhillips Entity (or any Affiliate) to become a party hereto) and, concurrent with the completion of such Transfer shall validly execute and deliver a joinder or similar document in order to effect the foregoing.

3.3	Transfers to Affiliates

Notwithstanding Section 3.2, a ConocoPhillips Entity may Transfer all or any portion of the Common Shares legally or beneficially owned by such ConocoPhillips Entity to an Affiliate of such ConocoPhillips Entity, provided that such Affiliate agrees to be bound by and become a Party to this Agreement as and in the manner contemplated in the final paragraph of Section 3.2. Prior to any such transferee ceasing to be an Affiliate of ConocoPhillips, ConocoPhillips shall cause such Common Shares to be Transferred to another ConocoPhillips Entity. A ConocoPhillips Entity, or its Affiliate, shall promptly (and in any event within three Business Days) notify Cenovus if it engages in any of the transactions referred to in this Section 3.3.

3.4	Transfers in Change of Control Transaction

Notwithstanding anything in Section 3.2 or elsewhere in this Agreement to the contrary, any transaction in which a person or “group” of persons acquires, directly or indirectly, including by merger, consolidation, asset sale, acquisition, liquidation, dissolution, restructuring, reorganization, recapitalization or other business combination transaction, control of at least a majority of the equity or assets of ConocoPhillips (each, a “Change of Control Transaction”) shall be a permitted Transfer and Hedge of Common Shares for all purposes under this Agreement and shall not be deemed to violate in any manner any of the restrictions imposed in Article 2 or Article 3 of this Agreement.

ARTICLE 4

CONFIDENTIALITY AND RIGHTS TO INFORMATION

4.1	No Rights to Information

Each ConocoPhillips Entity agrees that neither it nor its Affiliates or their respective Representatives shall have any rights under this Agreement to be provided or obtain from Cenovus, and Cenovus shall have no duty or obligation under this Agreement to provide to any ConocoPhillips Entity or its Affiliates or their respective Representatives, any material non-public information that has not been generally disclosed to the public (including any information which Cenovus senior management determines could reasonably constitute a material change or material fact under Applicable Securities Laws) or any other preferential treatment with respect to access to Cenovus’s material information, including with respect to Cenovus’s annual and quarterly reporting. The Parties further agree that the ConocoPhillips Entities, their Affiliates and their respective Representatives will not be provided with any enhanced or special access to Cenovus management, and will be afforded the same access to Cenovus management as any other shareholder of Cenovus, having regard to the ConocoPhillips Entities’ collective securities ownership in Cenovus at the relevant time, and that Cenovus’s management shall have no reporting requirement or relationship with any ConocoPhillips Entity, either formally or informally, other than through Cenovus’s customary investor relations functions.

4.2	Confidential Information

Each ConocoPhillips Entity hereby agrees that, without the prior written consent of Cenovus (which consent may, in the sole discretion of Cenovus, be withheld or given subject to such conditions as Cenovus may in its sole discretion determine), neither it nor any of its Affiliates, nor any of their respective Representatives acting on behalf of any ConocoPhillips Entity or any of its Affiliates (each an “Informed Party”), will at any time use, disclose or make available, to any Person, any information (herein “Confidential Information”) concerning the business or activities carried on by Cenovus which is acquired in connection with the matters, transactions or activities contemplated herein or in the Registration Rights Agreement, provided that notwithstanding the foregoing, an Informed Party may make use of, reveal or disclose Confidential Information:

(a)

where it is already in the public domain when disclosed to the Informed Party or becomes, after having been disclosed to the Informed Party, generally available to the public through publication or otherwise, unless the publication or other disclosure was made directly or indirectly by the Informed Party in breach of this Agreement;

(b)

as legally required in order to comply with applicable Laws, the orders or directives of any Governmental Authority or court of competent jurisdiction, the requirements of any stock exchange, or an order, directive or requirement of any other regulatory authority having jurisdiction over the Informed Party; or

(c)	where it was made available to the Informed Party on a non-confidential basis from a third party source (excluding any other Informed Party or an Affiliate or Representative of an Informed Party

or its Affiliate) which, to the knowledge of the Informed Party, acting reasonably, is not subject to an obligation of confidentiality in relation to such information.

If an Informed Party or any of its Affiliates or their respective Representatives becomes legally required pursuant to Section 4.2(b) to disclose any Confidential Information, the Informed Party will, to the extent practicable and not prohibited by applicable Law, provide Cenovus with prompt written notice of such requirement so that Cenovus may seek a protective order or other appropriate remedy (at Cenovus’s sole cost and expense, unless such requirement to disclose is the result of a breach by any ConocoPhillips Entity or its Affiliates or Representatives of the confidentiality obligations under this Section 4.2), or waive compliance by the Informed Party or an applicable Affiliate or Representative with this paragraph. If such protective order or remedy is not obtained, the Informed Party will (and, in any case where the applicable request, order or other requirement is directed or applicable to an Affiliate or Representative of the Informed Party or its Affiliate, will cause such Affiliate or Representative to) furnish only that portion of such Confidential Information that is legally required to be disclosed and will use reasonable commercial efforts to obtain (at Cenovus’s sole cost and expense, unless such requirement to disclose is the result of a breach by any ConocoPhillips Entity or its Affiliates or Representatives of the confidentiality obligations under this Section 4.2) an assurance that such Confidential Information that is disclosed will be accorded confidential treatment. In addition, the Informed Party will (and will cause its applicable Affiliates and their respective Representatives to) provide all cooperation that Cenovus may reasonably request in connection with any effort on the part of Cenovus to obtain any such protective order or other remedy.

4.3	Access to Investor Meetings

Cenovus shall invite ConocoPhillips to attend any investor day and provide access to any management presentations provided by Cenovus on the same basis as other institutional investors beneficially owning Common Shares.

4.4	Cooperation Concerning Reporting Matters

For as long as any ConocoPhillips Entity is required by Law, as reasonably determined by ConocoPhillips, to include any information with respect to Cenovus or the assets purchased in the Acquisition Transaction in any document filed with or submitted to the U.S. Securities and Exchange Commission, Cenovus shall use its commercially reasonable efforts to provide, at ConocoPhillips’ sole cost and expense, such assistance as ConocoPhillips reasonably requests to comply with Applicable Securities Laws.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Cenovus

Cenovus represents and warrants to each of the ConocoPhillips Entities that:

(a)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(b)

all necessary action has been taken by or on behalf of Cenovus to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by Cenovus and constitutes a valid and legally binding obligation of Cenovus, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court;

(c)

neither the entering into nor the delivery of this Agreement by Cenovus nor the performance by Cenovus of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of the articles or by-laws or other constating documents of Cenovus; (ii) any of the resolutions of the Board or the shareholders of Cenovus; (iii) any agreement or other instrument to which Cenovus is a party or by which it is bound; or (iv) any applicable Laws; and

(d)	all of the foregoing representations and warranties will continue to be true and correct during the continuance of this Agreement.

5.2	Representations and Warranties of the ConocoPhillipsEntities

Each of the ConocoPhillips Entities represents and warrants to Cenovus that:

(a)

on the date hereof following the issuance of Common Shares pursuant to the Acquisition Transaction, it will beneficially own or exercise control or direction over, directly or indirectly, the number of Common Shares set forth in Schedule “A” to this Agreement, and that such Common Shares are not subject to any mortgage, lien, charge, pledge, encumbrance, security interest or adverse claim and that no Person has any rights to become an owner, holder or possessor of any of such Common Shares or of the certificates representing the same;

(b)	no Affiliate of any ConocoPhillips Entity that is not a Party to this Agreement owns any Common Shares as of the date hereof;

(c)	it has the requisite corporate power and capacity to enter into and deliver this Agreement and to perform its obligations hereunder;

(d)

all necessary action has been taken by or on behalf of it to authorize the execution, delivery and performance of this Agreement, and this Agreement has been duly authorized, executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court; and

(e)

neither the entering into nor the delivery of this Agreement by it nor the performance by it of its obligations hereunder will result in any breach of, or be in conflict with or constitute a default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a default under: (i) any provisions of its articles, by-laws, partnership or trust agreement or other constating documents, as applicable; (ii) any of the resolutions of its board of directors, general partner, trustee or similar body, or its securityholders, partners or beneficiaries, as applicable; (iii) any agreement or other instrument to which it is a party or by which it is bound; or (iv) any applicable Laws; and

(f)

that all of the foregoing representations and warranties (other than with regards to the number of securities owned beneficially or held by such ConocoPhillips Entity) will continue to be true and correct during the continuance of this Agreement with respect to such ConocoPhillipsEntity.

ARTICLE 6

GENERAL PROVISIONS

6.1	Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement, in each case at such Party’s own cost and expense (except as otherwise explicitly addressed in this Agreement).

6.2	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

6.3	Assignment

This Agreement may not be assigned by a ConocoPhillips Entity without the prior written consent of Cenovus; provided, however, this Agreement may, following prior written notice to Cenovus, be assigned by a ConocoPhillips Entity to any Person who is a permitted transferee of Common Shares pursuant to the terms of this Agreement and the assigning ConocoPhillips Entity will be fully released from its obligations under this Agreement if following such Transfer the Transferring ConocoPhillips Entity no longer beneficially owns, or exercises control or direction over, directly or indirectly, any Common Shares. Upon any permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto as a “ConocoPhillips Entity”. For the avoidance of doubt, nothing in this Section 6.3 shall in any way restrict or limit any Transfer otherwise permitted pursuant to Sections 3.2(c), 3.3 or 3.4.

This Agreement may not be assigned by Cenovus without the prior written consent of each ConocoPhillips Entity, provided that in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization in which the shareholders of Cenovus will continue to hold at least 50% of the voting common equity interests of the surviving entity, this Agreement may be assigned by Cenovus to its successor pursuant to any such transaction without the prior written consent of the ConocoPhillips Entities.

6.4	Remedies and Breaches

(a)

Each of the ConocoPhillips Entities, on the one hand (and for the purposes of this Section 6.4 collectively considered to be a “Party”), and Cenovus, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the ConocoPhillips Entities, on the one hand, and Cenovus, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)

Each ConocoPhillips Entity on the one hand, and Cenovus on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates’ Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates’ Representatives of the terms of this Agreement and shall cause them to comply with them.

6.5	All Securities Subject to this Agreement

Each of the Parties will be bound by the terms, rights, obligations and restrictions of this Agreement with respect to all Common Shares held or beneficially owned or over which control or direction is exercised, directly or indirectly (including any Common Shares acquired by any ConocoPhillips Entity or its Affiliates after the date hereof as permitted hereby), until this Agreement is terminated as set forth below in Section 6.6.

6.6	Term and Termination

This Agreement will continue in force until the earlier of the date on which:

(a)	this Agreement is terminated by the written agreement of the Parties; and

(b)	the Registration Rights Agreement terminates in accordance with its terms,

except that (i) the provisions of Article 4 (other than Section 4.1 and Section 4.3) and this Article 6 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

6.7	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for ConocoPhillips, ConocoPhillips Shareholder or Cenovus, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	To ConocoPhillips or ConocoPhillips Shareholder:

c/o ConocoPhillips Canada Resources Corp.

401-9TH Avenue S.W.

Calgary, Alberta T2P 3C5

Attention: Vice President, Land

With a copy to:

c/o ConocoPhillips Canada Resources Corp.

401-9TH Avenue S.W.

Calgary, Alberta T2P 3C5

Attention: General Counsel & VP Legal

(b)	To Cenovus:

Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

Attention: Director, New Resource Plays

With a copy to:

Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

Attention: Principal, Reserves & Resources Governance

With a copy to: Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

Attention: Assistant Corporate Secretary

6.8	Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement shall forever survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

6.9	Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Sections 3.3 and 6.3, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

6.10	Costs

All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the Party incurring such fee, cost or expense, whether or not the transactions contemplated hereunder are completed.

6.11	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

6.12	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

6.13	Time of Essence

Time is of the essence in respect of this Agreement.

6.14	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.

6.15	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

6.16	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

6.17	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties have hereto caused this Agreement to be duly executed as of the date first written above.

CENOVUS ENERGY INC.

Per:
Name:
Title:

CONOCOPHILLIPS COMPANY

Per:
Name:
Title:

[CONOCOPHILLIPS CANADA RESOURCES CORP., OR
ITS AFFILIATE NOMINEE]

Per:
Name:
Title:

SCHEDULE “A”

OWNERSHIP OF EQUITY SHARES

Name of ConocoPhillips Entity	Number of Common Shares Beneficially Owned, or over which Control or Direction is Exercised as of [●], 2017

SCHEDULE “1.1(vvvvv)”

LEGAL OPINION

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

1.	The issuance of the Common Shares in accordance with the Purchase and Sale Agreement has been validly authorized and does not require approval by the Corporation’sshareholders.

2.

The Common Shares, upon issuance in accordance with the terms and conditions of the Purchase and Sale Agreement, shall be validly issued as fully paid and non-assessable common shares in the capital of the Corporation.

3.

The issue and delivery of the Common Shares by the Corporation to CPCRC or its Affiliate Nominee in accordance with the terms of the Purchase and Sale Agreement is exempt from the prospectus requirements of Alberta Securities Laws and no prospectus or other documents are required to be filed, no proceedings are required to be taken and no approvals, permits, consents or authorizations are required to be obtained under Alberta Securities Laws to permit such issue and delivery, it being acknowledged that the Corporation is required to file a report with the Alberta Securities Commission on Form 45-106F1 –  Report of Exempt Distribution, accompanied by any applicable prescribed fees.

4.

No prospectus will be required and no other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations of regulatory authorities obtained under Alberta Securities Laws to permit CPCRC or its Affiliate Nominee to trade the Common Shares, either through registrants or dealers registered under applicable laws who comply with those applicable laws or in circumstances in which there is an exemption from the registration requirements of the applicable laws, provided that:

(a)	at the time of the trade, at least four months have elapsed from the “distribution date” (as defined in National Instrument 45-102 – Resale of Securities (“NI45-102”);

(b)	at the time of such trade, the Corporation is, and has been, a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(c)	either:

(i)

the certificates representing the Common Shares carry a legend stating that, “unless permitted under securities legislation, the holder of this security shall not trade the security before the date that is four months and one day after the distribution date”;or

(ii)

if the Common Shares are entered into a direct registration or other electronic book-entry system, or if the holder did not directly receive a certificate representing the Common Shares, the holder received written notice containing the legend restriction noted in subparagraph 4(c)(i) above;

(d)	the trade either:

(i)	is not a “control distribution” (as defined in NI 45-102); or

(ii)	is a control distribution and the requirements of Section 2.8 of NI 45-102 have been complied with;

(e)	no unusual effort is made to prepare the market or to create a demand for the Common Shares that are the subject of the trade;

(f)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g)

if the holder is an insider or officer of the Corporation, the holder has no reasonable grounds to believe that the Corporation is in default of “securities legislation” (as defined in National Instrument 14-101 –Definitions”).

5.

It is not necessary in connection with the offer, sale and delivery of the Common Shares to CPCRC or its Affiliate Nominee to register the offer and sale of the Common Shares under the U.S. Securities Act of 1933, as amended, it being understood that we express no opinion as to any subsequent resale of the Common Shares.

SCHEDULE “1.1(iiiiii)”

NON-COMPETE AGREEMENT

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

MUTUAL NON-COMPETITION AGREEMENT

THIS AGREEMENT made as of                    , 2017.

CENOVUS ENERGY INC., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (the “Purchaser”)

- and -

CONOCOPHILLIPS CANADA RESOURCES CORP., a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta (“CPCRC”)

- and -

CONOCOPHILLIPS CANADA ENERGY PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Energy”)

- and -

CONOCOPHILLIPS WESTERN CANADA PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“Western”)

- and -

CONOCOPHILLIPS CANADA (BRC) PARTNERSHIP, a general partnership having an office and carrying on business in the City of Calgary in the Province of Alberta (“BRCP”)

- and -

CONOCOPHILLIPS CANADA E&P ULC, a corporation having an office and carrying on business in the City of Calgary in the Province of Alberta(“E&P)

(collectively referred to as the “Vendors” and individually as a “Vendor”)

- and -

CONOCOPHILLIPS COMPANY, a corporation incorporated under the laws of the State of Delaware (“COPCO”)

Purchaser, Vendors and COPCO may sometimes individually be referred to as “Party” and collectively as the “Parties”.

WHEREAS Purchaser and Vendors entered into a Purchase and Sale Agreement dated March 29, 2017 (the “Sale Agreement”) providing for the sale of certain WCBU Assets and FCCL Partnership Interests by Vendors to Purchaser, and the retention by Vendors of certain other petroleum and natural gas assets subject to a right of first refusal in favour of Purchaser;

AND WHEREAS it is a condition to the Closing under the Sale Agreement that this Mutual Non-Competition Agreement be executed and delivered by the Parties;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises set out above, and the covenants, agreements and obligations set out herein, and to be performed, and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Parties, the Parties covenant and agree as follows:

ARTICLE 1

DEFINITION, INTERPRETATION AND TERM

1.1	Definitions

The capitalized terms used but not defined herein shall have the meaning given to such terms in the Sale Agreement when used in this Agreement, and the following terms shall have the following meanings:

(a)

“Acquire” means to purchase, swap, exchange, take an option, farm-in, participate, sub-participate, take a royalty, participate in a government land sale, concession, production sharing contract or any other arrangement whereby a right, interest or entitlement to claim a right or interest is acquired or gained, whether directly, indirectly or on some contingent basis and “Acquires”, “Acquired” and “Acquisition” shall have similar meanings.

(b)

“Affiliate” means, with respect to any Person, any other Person or group of Persons acting in concert, that directly or indirectly, Controls, is Controlled by or is under common Control with such Person.

(c)	“Agreement” means this Mutual Non-Competition Agreement, and any amendment thereto agreed to in writing by the Parties, and all Schedules attached hereto and made a part hereof.

(d)	“Arbitration Procedure” means the arbitration procedure attached hereto as Schedule “C”.

(e)	“Area of Non-Competition” means collectively, the COP Area of Non-Competition and the CVE Area of Non-Competition.

(f)	“Audit Notice” has the meaning ascribed thereto in Section5.2.

(g)	“Audit Query” has the meaning ascribed thereto in Section5.2.

(h)	“Auditor” has the meaning ascribed thereto in Section5.2.

(i)	ROFR Agreement” has the meaning ascribed to such term in the Sale Agreement. [REDACTED – Excluded Asset Specific Information]

(j)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta.

(k)	“Cash Value” means the value to the Defaulting Party on an after tax basis, in cash, of the consideration paid for the Precluded Interest that cannot reasonably be matched by the other Party.

(l)	“Change of Control” means, in relation to a Party, a single transaction or series of related transactions which satisfy any of the followingcriteria:

(i)

the purchase or acquisition of any securities of the Party by any Person which results in such Person owning more than fifty percent (50%) of the votes attached to all outstanding securities of the Party;

(ii)	the acquisition by any Person of any other right to appoint a majority of the directors or other management persons charged with the direction of the management of the Party;

(iii)	the liquidation, dissolution or winding up of theParty;

(iv)	the sale, lease or other disposition of all or substantially all of the assets of the Party; or

(v)

amalgamation, arrangement or merger of the Party with another corporation or other legal entity or other similar transaction resulting in a change in the majority of the board of directors of the Party.

(m)

“Competing Purchaser Petroleum Industry Business Venture” means any petroleum industry business venture of any kind (including any such venture that takes the form of a joint venture, partnership, corporation or any other entity or arrangement) that pertains to any lands within the COP Area of Non-Competition.

(n)

“Competing Vendor Petroleum Industry Business Venture” means any petroleum industry business venture of any kind (including any such venture that takes the form of a joint venture, partnership, corporation or any other entity or arrangement) that pertains to any lands within the CVE Area of Non-Competition.

(o)	“Confidential Information” has the meaning ascribed thereto in Section 6.2(a).

(p)

“Consequential Losses” means any consequential, incidental, punitive, special, exemplary or indirect damages or costs, deferred or lost profits or revenues, loss of business opportunity, losses based on loss of use or other business interruption losses and damages.

(q)	“Control” means:

(i)	in respect of a corporation:

(A)

if securities of such corporation to which are attached more than fifty percent (50%) of the votes that may be cast to elect the directors of the corporation are held, other than by way of security only, by or for the benefit of that Person; and

(B)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the corporation;

(ii)

in respect of a Person other than a corporation, the ability of a Person(s) to direct the management of the business and affairs of another Person whether by the ownership of voting or other securities, by contract or otherwise.

(r)	“COP Area of Non-Competition” means the lands within the boundaries outlined in the maps attached hereto as Schedule “A”.

(s)	“CVE Area of Non-Competition” means the lands within the boundaries outlined in the maps attached hereto as Schedule “B”.

(t)	“Defaulting Parties” has the meaning ascribed to such term in Section 3.1 hereof.

(u)	“Discounted Precluded Interest Price” has the meaning ascribed to that term in Section 3.1(e).

(v)

“Dispute” means any dispute, controversy or claim (of any and every kind or type, whether based on contract, tort, statute, regulation, or otherwise) arising out of, relating to, or connected with this Agreement, including any dispute as to the construction, validity, interpretation, enforceability or breach of this Agreement.

(w)	“Due Diligence Period” has the meaning ascribed to such term in Section 3.1(b) hereof.

(x)

“Exempt Purchaser Transaction” means any of the following transactions or activities pertaining to the CVE Area of Non-Competition which Purchaser or any of its Affiliates may conduct without having to comply with Section 2.1: [REDACTED – Describes Permitted Activities. Commercially Sensitive Information]

(y)

“Exempt Vendor Transaction” means any of the following transactions or activities pertaining to the COP Area of Non-Competition that any of the Vendors or COPCO or their respective Affiliates, may conduct without having to comply with Section 2.1: [REDACTED – Describes Permitted Activities. Commercially Sensitive Information]

(z)	“Exempt Transaction” means either an Exempt Purchaser Transaction or an Exempt Vendor Transaction.

(aa)	“Investor Agreement” has the meaning ascribed to such term in the Sale Agreement.

(bb)	“Losses and Liabilities” means, in respect of a Party and in relation to a matter, any and all:

(i)

losses, costs, damages, expenses and charges (including all penalties, interest, charges, assessments and fines) which such Party suffers, sustains, pays or incurs, directly or indirectly, in connection with such matter and includes costs of legal counsel and other professional advisors on a full indemnity basis and reasonable costs of investigating and defending claims arising from such matter, regardless of whether such claims are sustained, and includes taxes payable on any settlement payment or damage award in respect of such matter; and

(ii)

liabilities and obligations (whether under common law, in equity, under Applicable Law or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise) which such Party suffers, sustains, pays or incurs, directly or indirectly, as a result of or in connection with such matter;

and specifically includes Consequential Losses suffered, sustained, paid or incurred by such Party.

(cc)

“Net Acreage” means the acreage arrived at by multiplying a Person’s and their Affiliates’ working interest pursuant to each applicable title document, by the total acres of lands applicable to such working interest;

(dd)	“Non-Competition Period” has the meaning ascribed to such term in Section 1.4.

(ee)	“Non-Defaulting Party” has the meaning ascribed to such term in Section 3.1.

(ff)

“Person” includes any individual, partnership, corporation, company, unlimited liability company, trust, unincorporated organization, venturer or co-venturer, union, government or any department or agency thereof.

(gg)

“Petroleum Substances” means any and all of crude bitumen, oil sands, crude oil and products derived therefrom, synthetic crude oil, heavy oil, coalbed methane, petroleum, natural gas, natural gas liquids and all related hydrocarbons and other substances, whether solid, liquid, or gaseous and whether hydrocarbons or not (excepting coal but including sulphur, coalbed methane and hydrogen sulphide) produced in association with such petroleum, natural gas, natural gas liquids or related hydrocarbons, including all produced water and salt water.

(hh)

“Petroleum and Natural Gas Rights” includes any and all rights, title, estates and interests, whether contingent or absolute, legal or beneficial, and whether or not considered an “interest in land”, and howsoever described or known, including:

(i)	rights to explore for, drill for, win, take, produce, save or market Petroleum Substances from or allocated to anylands or lands pooled or unitized with any such lands;

(ii)	rights to a share of the production of Petroleum Substances from or allocated to any lands or lands pooled or unitized with any such lands;

(iii)

rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of the production of Petroleum Substances from or allocated to any lands or lands pooled or unitized with any such lands;

(iv)

any rights in or to any lands or lands pooled or unitized with any such lands or any documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(v)	rights to acquire any of the above;

and including any and all interests known or described as lessor interests, working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, production sharing, profits interests, net profits interests, revenue interests, net revenue interests and all other economic interests whatsoever.

(ii)	“Precluded Interest” has the meaning ascribed to such term in Section 3.1(a)(i).

(jj)	“Precluded Interest Notice” has the meaning ascribed to such term in Section 3.1(a)(i) hereof.

(kk)	“Registration Rights Agreement” has the meaning ascribed to such term in the Sale Agreement.

(ll)	“Response Notice” has the meaning ascribed to such term in Section 3.1(b) hereof.

(mm)	“Senior Executive” means any individual who has authority to negotiate the settlement of the Dispute for a Party.

(nn)	“Severed Petroleum Substances” means a quantity of Petroleum Substances without any interest in the underlying Petroleum and Natural Gas Rights from which such Petroleum Substances are derived.

(oo)	“Technical Services Agreement” has the meaning ascribed to such term in the Sale Agreement.

(pp)	“Transition Services Agreement” has the meaning ascribed to such term in the Sale Agreement.

(qq)	“Valuator” has the meaning ascribed to such term in Section3.1(d)(i).

1.2	Interpretation

In this Agreement unless the context otherwise requires:

(a)	the headings in this Agreement are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction of thisAgreement;

(b)

all documents executed and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of a conflict;

(c)

any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force as of the date hereof;

(d)	whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine, and vice versa, as the contextrequires;

(e)	the words “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular provision of thisAgreement;

(f)	reference to any Article, Clause or Schedule means an Article, Clause or Schedule of this Agreement unless otherwise specified;

(g)

if any provision of a Schedule hereto conflicts with or is at variance with any provision in the body of this Agreement, the provisions in the body of this Agreement shall prevail to the extent of the conflict;

(h)

if a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression;

(i)	any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day;

(j)

where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following BusinessDay;

(k)

unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such periodends;

(l)	the word “including” shall not be exclusive, but shall mean “including, without limiting the generality of the foregoing”; and

(m)	reference to “$” or “Dollars” means lawful currency ofCanada.

1.3	Schedules

The following schedules are attached to, form part of and are incorporated in this Agreement:

Schedule “A”	-	COP Area of Non-Competition
Schedule “B”	-	CVE Area of Non-Competition
Schedule “C”	-	Arbitration Procedure
Schedule “D”	-	2000 CAPL Property Transfer Procedure Elections

1.4	Term

This Agreement shall be effective for a period of                     [REDACTED – Term] from the date hereof (the “Non-Competition Period”), after which time this Agreement shall terminate and be of no further force or effect.

1.5	Representations and Warranties of Vendors and COPCO

Each of the Vendors and COPCO hereby represents and warrants that, as of March 26, 2017 (“Representation Date”), the percentage of the aggregate of the volumes pursuant to the                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                      [REDACTED – Relates to commercial transportation contracts. Commercially Sensitive Information]

ARTICLE 2

NON-COMPETITION

2.1	Non-Competition

During the Non-Competition Period, other than as may be authorized pursuant to the Transition Services Agreement, the Technical Services Agreement, the Investor Agreement, Registration Rights Agreement or              ROFR Agreement [REDACTED – Excluded Asset Specific Information]:

(a)

none of the Vendors or COPCO shall, without the prior written consent of Purchaser (which may be unreasonably withheld), directly or indirectly, including through any Affiliate: [REDACTED – Describes Prohibited Activities. Commercially Sensitive Information]

(i)	engage in any Competing Purchaser Petroleum Industry BusinessVenture;

(ii)	in a Competing Purchaser Petroleum Industry Business Venture; or

(iii)	in, to or in respect of any assets within the COP Area of Non-Competition ;

except pursuant to an Exempt Vendor Transaction; and

(b)

the Purchaser shall not, without the prior written consent of the Vendors (which may be unreasonably withheld), directly or indirectly through any Affiliate: [REDACTED – Describes Prohibited Activities. Commercially Sensitive Information]

(i)	engage in any Competing Vendor Petroleum Industry Business Venture;or

(ii)	in a Competing Vendor Petroleum Industry Business Venture; or

(iii)	in, to or in respect of any assets within the CVE Area of Non-Competition ;

except pursuant to an Exempt Purchaser Transaction.

2.2	Notice of Exempt Transaction

In the case of:

(a)	an Exempt Vendor Transaction contemplated by Section (ii) or (iv) of such defined term, COPCO or the Vendors, as applicable, shall deliver a notice to Purchaser;and

(b)	an Exempt Purchaser Transaction contemplated by Sections (iii) or (v) of such defined term, Purchaser shall deliver a notice to the Vendors andCOPCO,

no later than the date which is fifteen (15) days following the date such transaction occurred, which notice shall include reasonable particulars of such transaction.

2.3

Without diminishing any of the other provisions herein, during the Non-Competition Period, except pursuant to an Exempt Vendor Transaction,                                                                                                                                                                                                                                                                                                                                                                                                            [REDACTED – Describes Prohibited Activities. Commercially Sensitive Information]

ARTICLE

3 REMEDIES

3.1	Divestment of Precluded Interest

(a)

Without limiting any remedies that a Party may have hereunder or at law, if any of COPCO or any Vendor breaches Section 2.1(a)(iii) or if Purchaser breaches Section 2.1(b)(iii) (each such Party hereinafter referred to as a “DefaultingParty”):

(i)	The Defaulting Party shall forthwith provide the other Party or other Parties, as the context requires (the “Non-Defaulting Party”) with a notice (the “Precluded Interest Notice”) containing:

(A)	a description of the assets which were the subject of the Acquisition (the “Precluded Interest”);

(B)	a summary of the terms and conditions upon which the Defaulting Party made the Acquisition for which such breach pertains;and

(C)	either:

(1)	the purchase price paid for the Precluded Interest;or

(2)	where such purchase price was not cash and cannot reasonably be matched by the other Party, the Defaulting Party’s bona fide estimate of the Cash Value of such purchase price,

provided that in the case where the Acquisition involved more assets than the Precluded Interest, the Defaulting Party shall provide its bona fide allocation of (1) or (2), as applicable, to the Precluded Interest.

(b)

The Defaulting Party shall provide the Non-Defaulting Party and its representatives with access such that they can physically inspect the Precluded Interest, including any lands, wells, gathering systems and facilities and any other tangible depreciable property, seismic data or related miscellaneous interests which form the subject thereof and to review the Defaulting Party’s files in respect of such Precluded Interest, and the Defaulting Party shall provide all access reasonably required by the Non-Defaulting Party to complete its inspection and review, for a period of sixty (60) Days following any receipt by the Non-Defaulting Party of a Precluded Interest Notice (the “Due Diligence Period”).

(c)

If the Non-Defaulting Party is of the opinion that the purchase price, Cash Value or any allocation of either pursuant to 3.1(a)(i)(C) exceeds the actual value of the Precluded Interest, it shall provide the Defaulting Party with a notice (the “Response Notice”) no later than the date which is fifteen (15) Business Days after the end of the Diligence Period specifying its estimate as to the actual value of the Precluded Interest.

(d)

The Defaulting Party and the Non-Defaulting Party shall attempt to agree on the value of the Precluded Interest Acquired by the Defaulting Party. If an agreement cannot be reached within ten (10) Business Days of the Response Notice being given by the Non-Defaulting Party, the value of the Precluded Interest shall be determined as follows:

(i)

the Defaulting Party and the other Party shall jointly retain an engineering firm acceptable to both Parties (the “Valuator”) to determine the value of the Precluded Interest provided if the Parties cannot agree on such engineering firm within ten (10) Business Days of any request to appoint such firm by the other Party, the selection of an engineering firm may be referred by any Party to the Court of Queen’s Bench of Alberta, and any appointment so made shall be the Valuator hereunder;

(ii)	the Valuator, in accordance with good engineering and evaluation practices, shall select a value for the Precluded Interest subject to the constraints in(iii) below;

(iii)

the Valuator may select either the Defaulting Party’s estimate set forth in the Precluded Interest Notice or the Non-Defaulting Party’s estimate forth in the Response Notice, and shall not be entitled to select a compromise, or any other selection, and the determination by the Valuator shall be the value of the Precluded Interest for the purposes of this Article 3; and such evaluation must be completed within fifteen (15) Business Days from the date of submission.

The fees and other costs to be paid to the Valuator in respect to the services performed by it shall be borne entirely by the Defaulting Party or Defaulting Parties.

(e)	Within thirty (30) days of the earlier of:

(i)	the Parties written agreement regarding; or

(ii)	the determination by the Valuator of,

the purchase price or Cash Value, as applicable, of the Precluded Interest (the “Precluded Interest Price”), the Non-Defaulting Party may elect to acquire such Precluded Interest for a purchase price equal to the Precluded Interest Price less                      percent (    %) [REDACTED – Reduction Amount. Commercially Sensitive Information] thereof, (the “Discounted Precluded Interest Price”) by notifying the Defaulting Party or each of the Defaulting Parties, as the context requires, of its election, and thereafter the Defaulting Party shall convey such Precluded Interest or cause the applicable Person who holds such Precluded Interest to convey such Precluded Interest, to the Non-Defaulting Party, in accordance with Section 3.1(f).

(f)

The Parties shall negotiate the terms and conditions of the agreement which will effect the conveyance of the Precluded Interest, provided that, if such terms and conditions has not been agreed to within forty five (45) days of the notice contemplated by Section 3.1(e) (the “Agreement Deadline”), the Parties shall (or shall cause the applicable Person holding such Precluded Interest, as applicable) to execute and deliver to each other a 2000 CAPL Property Transfer Procedure with a purchase price equal to the Discounted Precluded Interest Price and with the elections as specified in Schedule “D”, within a further five (5) Business Days from the Agreement Deadline.

3.2	Assignment of Benefits

Each Party further agrees that in the case a breach of its obligations pursuant to Article 2, the other Party shall be entitled to a full accounting for and a repayment of all profits, compensation, royalties, commissions, remunerations and other benefits whatsoever which that breaching Party or any of its Affiliates shall directly or indirectly realize or may realize from or relating to any such breach, all of which are hereby assigned to the other Party, in addition to and not in limitation of any other rights, but in no event in duplication to, remedies or damages available to such other Party or at law or in equity.

3.3	Indemnity

(a)	COPCO and the Vendors shall:

(i)	be liable to the Purchaser and any Purchaser Entity for all Losses and Liabilities that Purchaser or any Purchaser Entity may suffer, sustain, pay or incur;and

(ii)	indemnify and save harmless the Purchaser and any Purchaser Entities, from and against all Losses and Liabilities they may suffer, sustain, pay orincur,

as a result of any breach by any of the Vendors or COPCO, of this Agreement, or of any representation and warranty contained herein.

(b)	Purchaser shall:

(i)	be liable to COPCO, the Vendors and any Vendor Entity for all Losses and Liabilities that Vendor or any Vendor Entity may suffer, sustain, pay or incur;and

(ii)	indemnify and save harmless COPCO, the Vendors and any Vendor Entities, from and against all Losses and Liabilities they may suffer, sustain, payor incur,

as a result of any breach by Purchaser of this Agreement.

3.4	Acknowledgement Regarding Irreparable Harm andRemedy

Each of the Parties acknowledge and agree that the other Party shall suffer irreparable and substantial harm in the event that any of them or it or any of their respective Affiliates breaches this Agreement and that monetary damages will be inadequate to compensate them or it for such breach. Accordingly, in the event of a breach or threatened breach by any of the Parties or any Affiliates of any of the provisions of this Agreement, the other non-breaching Party or Parties as the context requires shall, in addition to and not in limitation of any other rights, remedies or damages available to them or it, at law or in equity, be entitled to an interim injunction, interlocutory injunction, permanent injunction and specific performance in order to prevent or to restrain any such breach by such breaching Party or such Affiliates of this Agreement. Such remedies shall not be deemed to be exclusive remedies for the breach or non-performance of this Agreement by such non-breaching Party or such Affiliates but shall be in addition to all other remedies available hereunder or otherwise at law or in equity. Each Party agrees to waive any requirement for the deposit of security or posting of any bond in connection with any equitableremedy.

ARTICLE 4

DISPUTE RESOLUTION

4.1	Notification

Except in respect of any Dispute regarding the valuation of a Precluded Interest (which shall be resolved pursuant to Section 3.1(d)) a Party who desires to submit a Dispute for resolution shall commence the Dispute resolution process by providing the other parties to the Dispute written notice of the Dispute. The notice of Dispute shall identify the parties to the Dispute and contain a brief statement of the nature of the Dispute and the relief requested.

4.2	Negotiations

The parties to the Dispute shall seek to resolve any Dispute by negotiation between Senior Executives. Within thirty (30) days after the date of the receipt by each party to the Dispute of the notice of Dispute (which notice shall request negotiations among Senior Executives), the Senior Executives representing the parties to the Dispute shall meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute. If a Senior Executive intends to be accompanied at the meeting by an attorney, each other party’s Senior Executive shall be given written notice of such intention at least three (3) days in advance and may also be accompanied at the meeting by an attorney. Notwithstanding the above, any Party may initiate arbitration proceedings pursuant to Section 4.1 concerning such Dispute within thirty (30) days after the date of receipt of the notice of Dispute.

4.3	Arbitration

Any Dispute not finally resolved by negotiation between Senior Executives pursuant to Section 4.2 shall be exclusively and definitively resolved through final and binding arbitration pursuant to the Arbitration Procedure, it being the intention of the Parties that it is a broad form arbitration agreement designed to encompass all possible Disputes.

ARTICLE 5

BOOKS, RECORDS AND AUDIT RIGHTS

5.1	Books and Records

During the Non-Competition Period and for a period of the later of: (i) 26 calendar months next following the calendar year in which the Non-Competition Period ends; and (ii) the conclusion of any and all periods for which an audit may be conducted hereunder and the resolution of any Audit Queries arising therefrom, each Party shall, to the extent the nature of its interest permits, maintain or cause to be maintained, complete books and records pertaining to any activities in respect of which this Agreement would apply including all calculations made by it to determine whether an Acquisition by it was an Exempt Transaction or an Acquisition of a Precluded Interest.

5.2	Audit

(a)

Upon notice by a Vendor to Purchaser or by Purchaser to a Vendor (an “Audit Notice”), the Party serving such Audit Notice shall have the right to have an audit of the books and records referred to in Section 5.1 conducted within the 26 calendar months next following the end of the calendar year to which they relate for purposes of verifying the compliance with this Agreement. The costs of any such audit shall be borne by the Party initiating such AuditNotice.

(b)

An audit pursuant to this Section 5.2 must be conducted by an independent auditor (the “Auditor”) designated by the Party initiating the Audit Notice who is qualified by experience or training to conduct the audit and is acceptable to the other Party, acting reasonably.

(c)

The Auditor will be required to enter into a confidentiality agreement with the Parties whereby the Auditor agrees to keep all information disclosed to the Auditor in the audit confidential except disclosures to the Party initiating such Audit Notice. Such confidentiality agreement will be in a form acceptable to the Party upon whom such Audit Notice was served, acting reasonably, and will contain terms customary in such circumstances.

(d)	If the Parties are unable to resolve any Dispute in respect of an Audit Query, the matter shall be resolved pursuant to Section 4.3.

ARTICLE 6

GENERAL

6.1	Severability

If any term or provision herein is determined to be void or unenforceable in whole or in part, it shall be deemed to be severable and it shall not affect or impair the enforceability or validity of any other covenant or provision of this Agreement or any part hereof.

6.2	Confidentiality Generally

(a)

The Parties agree that: (i) the terms of this Agreement, (ii) the process of negotiation of this Agreement, (iii) any information provided to a Party pursuant to the terms hereof, and (iv) the exercise of a remedy as contemplated in Section 3.1 or 3.2 (“Confidential Information”) shall be kept confidential by the Parties and shall not be disclosed in any way by any Party to a Third Party without the other Parties’ prior written approval, provided a Party may, without such approval, disclose Confidential Information:

(i)	to any outside professional consultants or advisers, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) fromsuch consultants;

(ii)

to any bank or financial institution from whom such Party is seeking or obtaining finance, upon obtaining a similar undertaking of confidentiality (but excluding this proviso) from such bank or institution;

(iii)	to the extent required by any Applicable Laws, or the requirements of any recognised stock exchange in compliance with its rules andregulation;

(iv)	to any Governmental Authority lawfully requesting such information; and

(v)	to any of its Affiliates.

(b)	The Parties acknowledge and agree that the provisions of Clauses 18.1(b) and 18.1(c) of the Sale Agreement shall apply mutatis mutandis as if restated in full in this Agreement.

(c)	The requirements of this Section 6.2 shall survive termination this Agreement for a period of two (2) years.

6.3	Governing Law

This Agreement shall be governed and interpreted and may be enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the Parties hereby submits and attorns to the non-exclusive jurisdiction of the courts ofAlberta.

6.4	Acknowledgement Regarding Reasonableness

Each Party acknowledges and agrees that the foregoing covenants are being relied upon by the other Party as an integral part of and as a material inducement to entering into the Sale Agreement and that the foregoing covenants are entirely reasonable and will not interfere with any of the Party’s its Affiliate’s ability to pursue other business ventures or a proper livelihood. Each Party represents and warrants that it is legally free to make and perform this Agreement, that it has had access to independent legal representation for the purposes of entering into this Agreement, and that the strict performance of its obligations will not violate any law, regulation, order, decree or contractual obligation by which it is bound.

6.5	Joint and Several Liability and Liability for Affiliates

(a)	Each of COPCO and the Vendors shall be jointly and severally liable for each others obligations hereunder.

(b)	Any act or omission by a Party’s Affiliate shall be deemed to be an act or omission of such Party.

6.6	Delay in Seeking Remedy

No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

6.7	Notices and Deemed Receipt of Notice

Notwithstanding anything to the contrary contained herein, all notices required or permitted hereunder shall be in writing. Any notice to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a)

personally, by delivering the notice to the party on which it is to be served at that Party’s address for notices as set forth in Section 6.8. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee’s normal business hours, such notice shall be deemed to have been received by such party at the commencement of the addressee’s first Business Day next following the time of the delivery; or

(b)

by electronic mail transmitted directed to the Party on which it is to be delivered at that Party’s e-mail address as set forth in Section 6.8. A notice so served shall be deemed to be received by the addressee when the addressee acknowledges receipt from the Party delivering the notice; or

(c)

by regular or registered mail to the receiving Party’s address for notice. A notice so served shall be deemed to be received by the addressee on the earlier of: (A) the date of actual receipt, or (B), on the fourth (4th) Business Day after the mailingthereof.

6.8	Notices

The physical address and e-mail address for delivery of notices hereunder of each of the Parties shall be as follows:

(a)	If to any of the Vendors at:

c/o ConocoPhillips Canada Resources Corp.

401 – 9th Avenue S.W.

Calgary, Alberta T2P 3C5

E-mail address:

Attention:             Vice-President, Land

(b)	If to COPCO at:

●

(c)	If to Purchaser at:

●

Each of the Parties may from time to time change its address and facsimile number for delivery by giving written notice to the other Party. For the purpose of this clause, “normal business hours” shall mean 8:00 a.m. to 4:00 p.m. on a Business Day.

6.9	Remedies Cumulative

No failure on the part of any Party to exercise any right or remedy will operate as a waiver thereof. A Party will not be precluded from exercising any right available to it at law, equity or by statute because of its exercise of any single or partial right, and a Party may exercise any such remedies independently or in combination.

6.10	Assignment

This Agreement and all obligations hereunder are personal to the Parties and may not be assigned, delegated or otherwise transferred by a Party at any time without the prior written consent of the other Party.

6.11	Enurement

This Agreement shall ensure to the benefit of the Parties and their successors and permitted assigns and shall be binding upon each of the Parties and their respective successors and permitted assigns.

The remainder of this page is intentionally left blank.

6.12	Counterpart Execution and Delivery

This Agreement may be executed in counterpart and delivered by facsimile, and when so executed and delivered shall constitute one agreement.

THE PARTIES have caused this Agreement to be executed effective on the day and date first above written.

CONOCOPHILLIPS CANADA RESOURCES	CONOCOPHILLIPS CANADA ENERGY
CORP.	PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES
CORP.

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CONOCOPHILLIPS WESTERN CANADA	CONOCOPHILLIPS CANADA (BRC)
PARTNERSHIP, by its managing partner,	PARTNERSHIP, by its managing partner,
CONOCOPHILLIPS CANADA RESOURCES	CONOCOPHILLIPS CANADA OPERATIONS ULC
CORP.

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CONOCOPHILLIPS CANADA E&P ULC	CONOCOPHILLIPS COMPANY

By:	By:
Name:	Name:
Title:	Title:
Date:	Date

By:	By:
Name:	Name:
Title:	Title:
Date:	Date:

CENOVUS ENERGY INC.

By:
Name:
Title:
Date:

By:
Name:
Title:
Date:

SCHEDULE “A”

COP AREA OF NON-COMPETITION

(the following 10 pages comprise Schedule “A”)

[REDACTED – This Entire Schedule “A” is Not Included as it contains the Schematics of the Non-Competition Area. Commercially Sensitive Information]

SCHEDULE “B”

CVE AREA OF NON-COMPETITION

(the following 1 page comprise Schedule “B”)

[REDACTED – This Entire Schedule “B” is Not Included as it contains the Schematics of the Non-Competition Area. Commercially Sensitive Information]

SCHEDULE “C”

ARBITRATION PROCEDURE

1.	ARBITRATION PROCEDURE

Any claim or dispute arising out of or relating to the Agreement that is not settled in accordance with Section 4.2 of the Agreement (a “Dispute”) shall be exclusively and finally resolved in accordance with the arbitration procedure set forth in this Schedule “C” (the “Arbitration Procedure”). Capitalized terms used in this Arbitration Procedure and not defined in the Agreement shall have the meaning given to those terms in the Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp, ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, ConocoPhillips Canada E&P ULC and Cenovus Energy Inc. (the “Purchase and Sale Agreement”).

2.	COMMENCEMENT OF THEARBITRATION PROCEDURE

If a Dispute arises, either Party may initiate the Arbitration Procedure by giving written notice of the Dispute to the other Party (the “Notice of Dispute”). The Notice of Dispute shall contain a brief statement of the nature of the Dispute, set out the relief requested, and request that the Arbitration Procedure be commenced.

3.	RULES

The arbitration shall be conducted in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”) except to the extent of conflicts between the ICC Rules of Arbitration and this Arbitration Procedure, in which event the provisions of this Arbitration Procedure shall prevail.

4.	NUMBER OF ARBITRATORS

The arbitration shall be conducted by three (3) arbitrators, unless all parties to the Dispute agree to a sole arbitrator within thirty (30) Days after the claimant’s Notice of Dispute is received by the other parties to the Dispute.

5.	METHOD AND APPOINTMENT OF ARBITRATORS

5.1

If the arbitration is to be conducted by a sole arbitrator, then the arbitrator will be jointly selected by the parties to the Dispute. If the parties to the Dispute fail to agree on the arbitrator within thirty (30) Days after the filing of the arbitration, then the ICC International Court of Arbitration (the body that supervises the arbitral process) shall appoint the arbitrator.

5.2

If the arbitration is to be conducted by three (3) arbitrators, each party to the Dispute shall appoint one (1) arbitrator within thirty (30) Days of the filing of the arbitration, and the two (2) arbitrators so appointed shall select the presiding arbitrator (chairman of the arbitral tribunal) within thirty (30) Days after the latter of the two (2) arbitrators has been appointed by the parties to the Dispute. If a party to the Dispute fails to appoint its party-appointed arbitrator or if the two (2) party-appointed arbitrators cannot reach an agreement on the presiding arbitrator, in each case, within the applicable time period, then the ICC International Court of Arbitration shall appoint the three (3) arbitrators or remainder of the three (3) arbitrators not yet appointed (as the case may be) and shall designate one of them to act as the presiding arbitrator.

6.	PLACE OF ARBITRATION

Unless otherwise agreed by all parties to the Dispute, the seat of arbitration shall be Calgary, Alberta.

7.	LANGUAGE

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The arbitration proceedings shall be conducted in the English language and the arbitrator(s) shall be fluent in the English language.

8.	ENTRY OF JUDGMENT

The award of the arbitral tribunal shall be final and binding. Judgment on the award of the arbitral tribunal may be entered, enforced and executed by any court of competent jurisdiction. Judgement on the award rendered by the arbitral tribunal may be enforced, and executed, under the provisions of the New York Convention of 1958.

9.	QUALIFICATIONS AND CONDUCT OF THE ARBITRATORS

All arbitrators shall be and remain at all times wholly impartial and, once appointed, no arbitrator shall have any ex parte communications with any of the parties to the Dispute concerning the arbitration or the underlying Dispute other than communications directly concerning the selection of the presiding arbitrator, where applicable.

10.	NO COURT PROCEEDINGS

Each Party irrevocably agrees not to initiate any proceedings or file any action or suit in any court of competent jurisdiction or before any judicial or other authority arising out of or in connection with the Agreement, any Related Agreement or any Dispute, including proceedings in which relief or remedy is sought by way of injunction or other judicial order (interlocutory or final) which would have the effect (directly or indirectly) of restraining or impeding the maintenance or prosecution by any Party of any arbitral proceeding initiated pursuant hereunder.

11.	COSTS AND LEGAL FEES

The arbitral tribunal is authorized to award costs and legal fees and to allocate them between the parties to the Dispute. The costs of the arbitration proceedings, including legal fees, shall be borne in the manner determined by the arbitral tribunal.

12.	INTEREST

The award shall include interest, as determined by the arbitrator, from the date of any default or other breach of the Agreement until the arbitral award is paid in full.

13.	CURRENCY OF AWARD

The arbitral award shall be made and payable in Canadian Dollars, free of any tax or other deduction.

14.	WAIVER OF CHALLENGE TO DECISION ORAWARD

To the extent permitted by law, any right to appeal or challenge any arbitral decision or award, or to oppose enforcement of any such decision or award, before a court or any governmental authority, is hereby waived by the Parties except with respect to the limited grounds for modification or non-enforcement provided by any applicable arbitration statute or treaty.

15.	CONSOLIDATION AND JOINDER

15.1

The Parties agree that: (i) the Agreement; and (ii) the Contingent Payment Agreement,                  ROFR Agreement [REDACTED – Excluded Asset Specific Information], Technical Services Agreement, Transition Services Agreement, [Seismic License Agreement] and Non-Compete Agreement (the “Related Agreements”) are substantially related and that it is in the interests of justice and efficiency that Disputes under the Agreement and the Related Agreements be resolved by a single arbitral tribunal whenever possible to avoid diverse findings on the same facts or law. To this

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end, the Parties agree that, subject to the provisions of Subsections 15.2 and 15.3 of this Arbitration Procedure, an arbitral tribunal appointed under the Agreement or a Related Agreement may exercise jurisdiction over Disputes and Parties under both the Agreement and one or more other Related Agreement.

15.2	The Parties consent to the consolidation of two or more arbitrations commenced under this Agreement and under one or more other Related Agreements as follows:

15.2.1	If:

15.2.1.1

an arbitration (a “Subsequent Arbitration”) is commenced under the Agreement or the Related Agreement within three (3) months of the commencement of a pre-existing arbitration under the Agreement or the Related Agreement (an “Existing Arbitration”); and

15.2.1.2	both the Subsequent Arbitration and Existing Arbitration are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement,

such Subsequent Arbitration shall be consolidated into the Existing Arbitration upon the election of any party to the Existing Arbitration or Subsequent Arbitration. If any successive Subsequent Arbitration arises following the consolidation of Arbitrations under this Section 15.2, the consolidation of such successive Subsequent Arbitration with the Existing Arbitration shall be governed by Section 15.2.2 notwithstanding that it was commenced within three (3) months of the commencement date or prior consolidation date of the Existing Arbitration.

15.2.2

If a Subsequent Arbitration is commenced more than three (3) months from the commencement of the Existing Arbitration, and provided that both arbitrations are being heard by panels of three arbitrators as required by the Agreement and relevant Project Agreement, the following rules shall apply:

15.2.2.1

If the initiating party of a Subsequent Arbitration desires that it be consolidated with an Existing Arbitration, it shall so indicate in its Request for Arbitration pursuant to Article 4 of the ICC Rules. In this case, notwithstanding Section 15.2 above, the initiating party shall not nominate an arbitrator, but shall instead apply to the arbitral tribunal in the Existing Arbitration for a consolidation order (a “Consolidation Application”). The responding party shall reply to the Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules.

15.2.2.2

If the initiating party of a Subsequent Arbitration does not make a Consolidation Application with its Request for Arbitration pursuant to Article 4 of the ICC Rules, and the responding party wishes that the Existing Arbitration and Subsequent Arbitration be consolidated, notwithstanding Section 15.2 above, the responding party shall not nominate an arbitrator, but shall instead serve a Consolidation Application with its Answer pursuant to Article 5 of the ICC Rules. The initiating party shall deliver its reply to the responding party’s Consolidation Application within 14 Days of receiving the Answer and the ConsolidationApplication.

15.2.2.3

When a Consolidation Application is made under this Section, the arbitral tribunal in the Existing Arbitration shall, in its discretion, order that the Existing Arbitration and Subsequent Arbitration be consolidated or not consolidated. In making this determination, the arbitral tribunal shall have regard to whether the arbitrations raise common issues of law or fact, whether justice and efficiency would be served by consolidation, and whatever other criteria it deems relevant and necessary.

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15.2.2.4	If the arbitral tribunal in the Existing Arbitration orders consolidation of the arbitrations, the Subsequent Arbitration shall be consolidated into the Existing Arbitration.

15.2.2.5

If the arbitral tribunal in the Existing Arbitration declines to consolidate the arbitrations, the Parties shall within 14 Days of the tribunal’s order nominate any party-nominated arbitrators that have not yet been nominated in the Subsequent Arbitration. The party-nominated arbitrators shall select the President of the tribunal in accordance with Section 15.2 above, and the Subsequent Arbitration shall proceed in accordance with the ICC Rules independently of the ExistingArbitration.

15.2.2.6

The determination by the arbitral tribunal in the Existing Arbitration of whether to consolidate or not consolidate arbitrations under the Agreement and the Related Agreement shall be final and binding on the Parties and shall not be subject to any appeal or set-aside proceedings.

15.2.2.7

If an Existing Arbitration and Subsequent Arbitration are consolidated in accordance with Sections 15.2.1 above or this Section 15.2.2, each Party to the Subsequent Arbitration shall be bound in respect of any arbitrator appointment or other arbitration process decisions already made by Parties or tribunal in the Existing Arbitration. If any arbitrators were appointed in the Subsequent Arbitration prior to consolidation, their appointment terminates upon the consolidation and they shall be deemed to be functus officio. Such termination shall be without prejudice to the date when any claim or defence was raised for the purpose of applying any limitation bar or any like rule or provision.

15.2.2.8

Where an Existing Arbitration and Subsequent Arbitration are governed by different legislation (e.g., the Arbitration Act (Alberta) and the International Commercial Arbitration Act (Alberta)), the Parties agree that the arbitrations shall not be consolidated, but rather the Parties’ consent to consolidation and all references to consolidation in this Section 15.2 shall be deemed to be consent to, and references to, concurrent hearings before the same arbitraltribunal.

15.3

The Parties agree that in any arbitration under the Agreement, a Party to the Related Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Agreement may exercise jurisdiction over a Party to the Related Agreement. Likewise, the Parties agree that in any arbitration under the Related Agreement, a Party to the Agreement may be joined pursuant to Article 7 of the ICC Rules, and that an arbitral tribunal appointed under the Related Agreement may exercise jurisdiction over a Party to theAgreement.

16.	CONFIDENTIALITY

The Parties agree that any arbitration carried out hereunder shall be kept private and confidential, and that the existence of the arbitration and any element of it (including all awards, the identity of the Parties and all witnesses and experts, all materials created for the purposes of the arbitration, all testimony or other oral submissions, and all documents produced by a Party that were not already in the possession of the other Party) shall be kept confidential, except (i) with the consent of the Parties, (ii) with Affiliates, employees, and professional advisors who need to know such information for legitimate business purposes and who are bound to obligations of confidentiality consistent with the obligations in this Section 16, (iii) to the extent disclosure may be lawfully required in bona fide judicial proceedings relating to the arbitration, (iv) where disclosure is lawfully required by a legal duty, and (v) where such information is already in the public domain other than as a result of a breach of this clause. The Parties also agree not to use any information disclosed to them during the arbitration for any purpose other than in connection with the arbitration.

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17.	PERFORMANCE TO CONTINUE

The Parties agree that during the resolution of a Dispute pursuant to the Arbitration Procedure, the Parties shall continue to perform their obligations under the Agreement, provided that such performance shall be without prejudice to the rights and remedies of the Parties and shall not be read or construed as a waiver of a Party’s right to claim for recovery of any loss, costs, expenses or damages suffered as a result of the continued performance of the Agreement.

18.	TOLLING OF LIMITATIONPERIODS

The Parties agree that any limitation period imposed by the Agreement or by law in respect of a Dispute shall be tolled upon the delivery of a Notice of Dispute pursuant to Section 2 hereto until such time as the Arbitration Procedure has concluded.

19.	NO WITHHOLDING OF UNDISPUTED PAYMENTS

Except as otherwise specifically permitted by the Agreement, no undisputed payment due or payable by a Party shall be withheld on account of a pending negotiation or arbitration pursuant to the Arbitration Procedure.

SCHEDULE “D”

2000 CAPL PROPERTY TRANSFER PROCEDURE ELECTIONS

2.03A	GST:	(i) GST Election: Alternate 2

(ii) GST Business # - To be provided by Transferor.

2.04	Interest Accrual:	NA

3.01	Place of Closing:	Office of: Transferor

3.04B	Access to Transferee’s Files:	12 months

3.05	Distribution of Specific Conveyances:	Alternate 1

4.02A(b)	Final Statement of Adjustments:	180 days

4.03	Treatment Of Income During Interim Period:	NA

4.03B	Exception to 4.03A if Alternate 1:	will N/A / will not N/A apply.

6.02	Transferor’s Representations and Warranties. Those representations and warranties in that Clause that apply are indicated by a Y below:

	N (a) Residency For Tax Purposes	Y (m) Abandonment Of Wells

	Y (b) Lawsuits And Claims	Y (n) Condition of Tangibles

	Y (c) No Default Notices	Y (o) Well/Tangibles Lic. Transfers

	Y (d) Compliance With Leases	Y (p) Reg. Production Penalties

	Y (e) Payment of Royalties	Y (q) Reg. Production Allowables

	Y (f) Encumbrances	Y (r) Area of Mutual Interest

	Y (g) No Reduction	Y (s) No Offset Obligations

	Y (h) Sale Agreements	Y (t) Commitment To Deliver

	Y (i) Provision Of Documents	N (u) ARTC

	Y (j) Authorized Expenditures	Y (v) Quiet Enjoyment

	Y (k) Environmental Matters*	Y (w) Additional Representations

Y (l) Condition of Wells

6.04	Survival Of Representations And Warranties:	12 months

7.01D	Option To Terminate Re ROFR Exercises:	will N/A / will not N/A apply.

8.02A	Delivery Of Title Defects Notice:	15 Business Days.

8.02B	Title Defects Mechanism:	Alternate: 1

If Alternate 2 applies:

(i) $ Value threshold (Subclause 8.02B): $ 0.00

(ii) Transferor’s termination threshold

(Paragraph 8.02B(c)): -%

(iii) Transferor’s termination threshold

(Paragraph 8.02B(d)): -%

13.01	Responsibility Of Transferor:	(i) Subclause 13.01A: Alternate 1

(ii) Subclause 13.01B: 12 months

13.03A	Limit On Transferor’s Responsibility:	will X / will not apply.

13.03B	Minimum Claim Threshold: 5% of Purchase Price	will X / will not apply.

$ Threshold if Subclause B applies:

$ .00

*

In respect of the Environmental Matters representation and warranty of 6.02(k) the Parties hereby acknowledge thatthe sentence immediately preceding clause (i) shall be deleted and replaced with “Except as identified in a Schedule, to the Transferor’s knowledge, it has not received and is not aware of:”

SCHEDULE “1.1(tttttt)”

PARTNERSHIP UNIT TRANSFER AND PARTNERSHIP AGREEMENT NOVATION AGREEMENT

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

FCCL PARTNERSHIP

    PARTNERSHIP UNIT TRANSFER AND PARTNERSHIP AGREEMENT NOVATION AGREEMENT

This Agreement made as of ●, 2017

AMONG:

CONOCOPHILLIPS CANADA RESOURCES CORP., a corporation existing under the laws of the Province of Alberta (“Assignor”)

AND

CENOVUS ENERGY INC., a corporation existing under the laws of the Province of Alberta (“Assignee”)

AND

FCCL PARTNERSHIP, a general partnership formed under the laws of the Province of Alberta (“FCCL Partnership”) AND

AND

CENOVUS FCCL LTD., a corporation existing under the laws of the Province of Alberta (“CVE FCCL”)

WHEREAS Assignor and CVE FCCL are partners in FCCL Partnership, a general partnership governed by the Amended and Restated FCCL Partnership Agreement dated October 27, 2011 between Assignor and CVE FCCL (the “FCCL Partnership Agreement”).

AND WHEREAS Assignor and Assignee are parties to the Purchase and Sale Agreement dated ●, 2017 among ●, Assignor, ●, ●, ● ●, as vendors and Assignee, as purchaser (the “PSA”).

AND WHEREAS pursuant to the PSA, Assignor has agreed to sell, transfer, assign and convey to Assignee, and Assignee has agreed to acquire and accept from Assignor, all of the Partnership Units of Assignor in FCCL Partnership, being 7,506,250 Partnership Units represented by Unit Certificates Nos. 06 and 10 (the “FCCL (CPCRC) Partnership Units”), upon and subject to the terms and conditions of this Agreement.

AND WHEREAS CVE FCCL AND FCCL Partnership are joining as parties to this Agreement for the purpose of fulfilling the requirements of Section 21.8 of the FCCL Partnership Agreement.

AND WHEREAS except to the extent otherwise defined herein, capitalized terms used in this Agreement have the meaning ascribed to them in the FCCL Partnership Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES AND THE PARTIES HERETO AGREE AS FOLLOWS:

1.	Conveyance

Assignor hereby assigns, transfers, conveys and sets over to Assignee, and Assignee hereby takes and accepts from Assignor, effective as of the date of execution of this Agreement, the entire right, title and interest of Assignor in and to and to be derived from, the FCCL (CPCRC) Partnership Units and the FCCL Partnership Agreement, to have and to hold the same, for its sole benefit and use,absolutely.

2.	Assumption of Liabilities

Assignee hereby covenants and agrees with Assignor, CVE FCCL and FCCL Partnership that it shall and will from the date of this Agreement and at all times hereafter, be bound by and observe, perform and fulfill, each and every covenant, agreement, term, condition and stipulation on the part of Assignor in the FCCL Partnership Agreement, as amended from time to time, to and to be derived from, the FCCL (CPCRC) Partnership Units, in the place and stead of Assignor.

3.	Covenants and Agreements of FCCL Partnership and CVEFCCL

Each of FCCL Partnership and CVE FCCL, by their execution hereof:

(a)	do hereby waive any prior notice required to be given by Assignor to CVE FCCL pursuant to the FCCL Partnership Agreement; and

(b)	acknowledge and agree that Assignor has satisfied the obligations of Section 21.8 of the FCCL Partnership Agreement and;

(c)

do hereby consent to the within conveyance and accept Assignee as a Partner of the Partnership and agree that Assignee shall be entitled to hold and enforce all the rights and privileges of Assignor, insofar as they relate to the FCCL (CPCRC) Partnership Units conveyed herein, and the FCCL Partnership Agreement shall continue in full force and effect with Assignee substituted as a party thereto in the place and stead of Assignor.

4.	Representations and Warranties of Assignor

Assignor hereby represents and warrants in favour of Assignee:

(a)	it is a corporation, duly incorporated, validly existing and in good standing under the laws of the Province of Alberta and is duly qualified to carry on business in the jurisdiction of its formation;

(b)	it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	all necessary actions of Assignor necessary for the due authorization, execution, delivery, and performance of this Agreement have been duly taken;

(d)

this Agreement and any other documents contemplated hereby constitute legal, valid and binding obligations of Assignor enforceable against Assignor in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity);and

(e)

the authorization, execution, delivery, and performance of this Agreement do not and will not conflict with, or result in a breach, default or violation of, the organizational documents of Assignor, any contract or agreement to which Assignor is a party or is otherwise subject, or any law, order, judgment, decree, writ, injunction or arbitral award to which Assignor is subject, or require any consent, approval or authorization from, filing or registration with, or notice to any governmental authority or other Person (other than the Partnership), unless such requirement has already beensatisfied.

The provisions of this Section 4 shall survive the consummation of the transactions contemplated herein for a period of 12 months.

5.	Representations and Warranties of Assignee

Assignee represents and warrants to Assignor and the Partnership and each of the Partners, as applicable, that:

(a)

it is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Alberta and is duly qualified to carry on business in the jurisdiction of its incorporation;

(b)	it has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(c)	it is and will continue to be resident in Canada for the purposes of the Income Tax Act so long as it retains a Partnership Interest;

(d)	all necessary actions by the board of directors of Assignee necessary for the due authorization, execution, delivery, and performance of this Agreement have been dulytaken;

(e)

this Agreement and any other documents contemplated hereby constitute legal, valid and binding obligations of Assignee enforceable against Assignee in accordance with their terms (except as may be limited by bankruptcy, insolvency or similar laws of general application and by the effect of general principles of equity, regardless of whether considered at law or in equity);and

(f)

the authorization, execution, delivery, and performance of this Agreement do not and will not conflict with, or result in a breach, default or violation of, the organizational documents of Assignee, any contract or agreement to which Assignee is a party or is otherwise subject, or any law, order, judgment, decree, writ, injunction or arbitral award to which Assignee is subject, or require any consent, approval or authorization from, filing or registration with, or notice to any governmental authority or other Person (other than the Partnership), unless such requirement has already beensatisfied.

The provisions of this Section 5 shall survive the consummation of the transactions contemplated herein for a period of 12 months.

6.	Entire Agreement

This Agreement constitutes the entire agreement between Assignee, Assignor, FCCL Partnership and CVE FCCL with respect to the subject matter herein and there are no other written or verbal agreements or representations, warranties or covenants except for the agreements contemplated herein and hereby, provided that this clause shall not restrict, affect or limit the “No Merger” provision of thePSA.

7.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

8.	Further Assurances

The Parties shall from time to time and at all times hereafter, without further consideration, do and perform all such acts, matters and things and execute and deliver all such deeds, documents, assignments, agreements, novation agreements, notices and writings, and give all such further assurances relating to the undertaking, property, assets and rights, tangible and intangible, conveyed hereby as Assignor shall require.

9.	Enurement

These presents shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10.	Counterpart Execution

This Agreement may be executed by execution and in counterpart and all executed counterparts together shall constitute one agreement. Delivery by facsimile or by electronic transmission in portable document format (pdf) of an executed counterpart of this Agreement is effective as delivery of an originally executed counterpart of this Agreement. This Agreement shall not be binding upon any Party unless and until executed by all Parties.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date and year first written above.

CONOCOPHILLIPS CANADA RESOURCES	CENOVUS ENERGY INC.
CORP.

Per:	Per:
Name:	Name:
Title:	Title:

FCCL PARTNERSHIP, by its Managing Partner,	CENOVUS FCCL LTD.
Cenovus FCCL Ltd.

Per:	Per:
Name:	Name:
Title:	Title:

SCHEDULE “1.1(ooooooo)”

REGISTRATION RIGHTS AGREEMENT

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

REGISTRATION RIGHTS AGREEMENT

among

CENOVUS ENERGY INC.

- and -

[CONOCOPHILLIPS CANADA RESOURCES CORP., OR ITS AFFILIATE NOMINEE]

- and -

CONOCOPHILLIPS COMPANY

Effective as of [●], 2017

REGISTRATION RIGHTS AGREEMENT

THIS AGREEMENT is effective as of [●], 2017.

AMONG:

CENOVUS ENERGY INC., a corporation formed under the laws of Canada

(“Cenovus”)

- and -

[CONOCOPHILLIPS CANADA RESOURCES CORP., OR ITS AFFILIATE NOMINEE],

(“ConocoPhillips Shareholder”)

- and -

CONOCOPHILLIPS COMPANY, a corporation formed under the laws of Delaware

(“ConocoPhillips”)

WHEREAS in connection with the indirect acquisition of certain assets from ConocoPhillips to be completed on the date hereof, Cenovus will issue Common Shares (as defined herein) to ConocoPhillips Shareholder in partial consideration of the purchase price thereof (the “Acquisition Transaction”);

AND WHEREAS to ConocoPhillips Shareholder or its permitted transferees have expressed an intent to dispose of Common Shares received in the Acquisition Transaction over time pursuant to (i) one or more public offerings (which may include dispositions through marketed underwritten public offerings, bought deals or brokerage transactions), or (ii) transactions exempt from the requirements of Applicable Securities Laws (as defined herein);

AND WHEREAS as a condition to the completion of the Acquisition Transaction, Cenovus has agreed to enter into this Agreement to provide for certain matters relating to the potential disposition of Common Shares held by to ConocoPhillips Shareholder or by its permitted transferees pursuant to one or more public offerings to be conducted in accordance with Applicable Securities Laws and to provide information and cooperation in connection with potential dispositions of Common Shares exempt from the requirements of Applicable Securities Laws;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties), the Parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement:

(a)

“Affiliate” means as follows: a Person (first Person) is considered to be an Affiliate of another Person (second Person) if the first Person: (i) acting alone or jointly or in concert with another Person, Controls, either directly or indirectly, the second Person, or (ii) is Controlled, directly or indirectly, by the second Person, or (iii) is Controlled, directly or indirectly, by another Person that, acting alone or jointly or in concert with another Person, Controls, directly or indirectly, the second Person; provided, however, that except to the extent expressly provided otherwise, the determination of whether a Person is an Affiliate of another Person shall be made on the basis that no Holder is an Affiliate of the Corporation or any of its subsidiaries and vice versa;

(b)	“Agreement” means this registration rights agreement, as amended, restated or modified from time to time;

(c)

“Applicable Securities Laws” means, collectively, (i) the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of the Toronto Stock Exchange, all as amended from time to time, and (ii) the U.S. Securities Act, the U.S. Exchange Act and all applicable state securities legislation of any state in the United States, in each case with all rules, regulations and orders promulgated thereunder, and including the rules of the New York Stock Exchange, all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time;

(d)	“Base Prospectus” shall have the meaning set out in Section 2.1;

(e)	“Blackout Period” means:

(i)

the Corporation’s regular annual and quarterly blackout periods as provided in the Disclosure Policy, which currently begin on the fourteenth day before the proposed release of the year-end or fiscal quarter financial results or budget information and end two full trading days after financial results or budget information are publicly disclosed; and

(ii)	any other bona fide blackout periods designated by the Committee pursuant to and in conformity with the Disclosure Policy,

provided that, subject to the right of the Corporation in its sole discretion, at any time and from time to time, to modify the allocation of days on a one for one basis as between subsection (1) and (2) by up to an aggregate of five days in respect of each Registration Year, subject always to a maximum of 160 days for all blackout periods in each Registration Year, (1) the aggregate number of days subject to blackout periods under subsection 1.1(e)(i) shall not exceed 85 days during any Registration Year, and (2) the aggregate number of days subject to blackout periods under subsection 1.1(e)(ii) shall not exceed 75 days during any Registration Year;

(f)	“Board of Directors” or “Board” means the board of directors of the Corporation;

(g)

“Business Day” means any day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;

(h)	“Canadian Base Prospectus” shall have the meaning set out in Section 2.1;

(i)	“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(j)	“Committee” means Cenovus’s disclosure committee established by the Board of Directors of Cenovus to oversee Cenovus’s disclosure policy practices, as described in the Disclosure Policy;

(k)

“Common Shares” means the common shares in the capital of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(l)

“ConocoPhillips Entities” means ConocoPhillips Shareholder and ConocoPhillips and includes any Affiliate of either of such entities that becomes, and is required to become, a party to this Agreement after the date hereof as a result of a permitted Transfer of Common Shares to such Affiliate pursuant to Sections 3.2(c)(iv) and 3.3 of the Investor Agreement, and “ConocoPhillips Entity” means any one of them;

(m)	“Control” means as follows: a Person (first Person) is considered to Control another Person (second Person) if:

(i)

the first Person directly or indirectly possesses the power to direct or cause the direction of the management and policies of the second Person, whether through the ownership of voting securities, by contract or otherwise;

(ii)

the first Person beneficially owns, or controls or directs, directly or indirectly, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person;

(iii)	the second Person is a partnership, other than a limited partnership, and the first Person directly or indirectly holds more than 50% of the interests of the partnership;

(iv)

the second Person is a limited partnership and the first Person (A) is the general partner of the limited partnership or (B) beneficially owns, or controls or directs, directly or indirectly, securities of the general partner of the limited partnership carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the general partner of the limited partnership; or

(v)

the second Person is a trust and the first Person (A) is the trustee of the trust, or (B) beneficially owns, or controls or directs, directly or indirectly, interests in the trust sufficient to directly or indirectly control all or certain activities of the trust;

(n)

“Corporation” means Cenovus and any corporation resulting from the amalgamation, combination or merger of the Corporation with another corporation or other corporations, any purchaser of all or substantially all of the assets of Cenovus, and any entity into which Cenovus converts;

(o)	“Demand Holder” shall have the meaning set out in subsection 2.2(a);

(p)	“Demand Registrable Securities” shall have the meaning set out in subsection 2.2(a);

(q)	“Demand Registration” shall have the meaning set out in subsection 2.2(a);

(r)	“Designated Registrable Securities” means Demand Registrable Securities or Piggy Back Registrable Securities, as the case may be;

(s)

“Disclosure Policy” means the Corporation’s Policy on Disclosure, Confidentiality and Employee Trading dated December 1, 2015, as such policy may be amended, supplemented or replaced from time to time;

(t)	“Distribution Period” shall have the meaning set out in subsection 3.1(d);

(u)

“Governmental Authority” means any stock exchange or any court, tribunal or judicial or arbitral body or other governmental department, regulatory agency or body, commission, board, bureau, agency, or instrumentality of Canada or the United States, or of any country, state, province, territory, county, municipality, city, town or other political jurisdiction, whether domestic or foreign and whether now or in the future constituted or existing;

(v)

“Holders” means ConocoPhillips Shareholder and any ConocoPhillips Entity to which ConocoPhillips Shareholder or a permitted transferee thereof has Transferred its Registrable Securities in accordance with the Investor Agreement and Section 7.3;

(w)	“Investor Agreement” means the investor agreement dated the date hereof among Cenovus, ConocoPhillips Shareholder and ConocoPhillips;

(x)	“misrepresentation” means (i) an untrue statement of material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading;

(y)

“Non-Base Prospectus” means a Canadian Prospectus on Form 44-101F1 pursuant to National Instrument 44-101- Short Form Prospectus Distributions, or in the event the Corporation is no longer eligible to use Form 44-101F1, Form 41-101F1 pursuant to National Instrument 41-101- General Prospectus Requirements and/or a Registration Statement under the U.S. Securities Act on Form F-10 or if the Corporation is no longer eligible to use Form F-10, such other form as the Corporation shall be eligible to use to register the Registrable Securities applicable in the circumstance;

(z)	“Parties” means, the Corporation, each Holder and their respective successors and permitted assigns hereunder, and “Party” means any one of them;

(aa)

“Person” means any individual, partnership, limited partnership, limited liability partnership, limited or unlimited liability company or corporation, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority or entity, however designated or constituted;

(bb)	“Piggy Back Registrable Securities” shall have the meaning set out in subsection 2.2(e);

(cc)	“Piggy Back Registration” shall have the meaning set out in subsection 2.2(e);

(dd)	“Proposed Prospectus Filing Date” means the date on which the Corporation or the Demand Holder, as applicable, for such distribution plan to file a Prospectus Supplement;

(ee)	“Prospectus” means, collectively, a Base Prospectus and a Prospectus Supplement to such Base Prospectus;

(ff)

“Prospectus Supplement” means, as applicable, a prospectus supplement to the Canadian Base Prospectus, a supplement to the prospectus contained in the Registration Statement and/or an amendment to the Registration Statement containing a prospectus supplement, in each case relating to the distribution of Registrable Securities;

(gg)

“Registrable Securities” means (i) the [●] Common Shares issued to ConocoPhillips Shareholder on the date of this Agreement and which may be held by other Holders upon a transfer of such Common Shares to other Holders in accordance with Section 7.3, and (ii) any Common Shares or other securities of the Corporation issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such Common Shares;

(hh)

“Registration” means the qualification or registration, as applicable, of securities (or the distributions thereof) under Applicable Securities Laws so as to permit the distribution of such securities to the public in any or all of the provinces and territories of Canada and in the United States, in each case subject to the limitations contained herein;

(ii)	“Registration Expenses” means the expenses incurred in connection with the distribution of the Registrable Securities pursuant to this Agreement comprised of:

(i)	all fees, disbursements and expenses payable to not more than one Canadian and one U.S. counsel of the Holders (on an aggregate basis);

(ii)	all fees, disbursements and expenses of counsel and auditors to the Corporation;

(iii)

all expenses in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, prospectus supplement, registration statement or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(iv)	all registration and filing fees of any Canadian Securities Regulatory Authority, of the SEC and of any other Governmental Authority;

(v)	all transfer agents’, depositaries’ and registrars’ fees;

(vi)	all expenses relating to the preparation of certificates;

(vii)	all fees and expenses of any securities exchange on which the Common Shares are then listed;

(viii)

all fees and expenses of printing and producing any agreements among underwriters, underwriting agreements, “blue sky” or legal investment memoranda, and any selling agreements or other documents in connection with the sale of Registrable Securities;

(ix)

all expenses of the Corporation relating to any analyst or investor presentations and any marketing activities and all travel and lodging expenses of the Corporation in connection with such presentations and marketing activities; and

(x)	any fees and expenses of the underwriters, other than Selling Expenses, customarily paid by issuers or sellers of securities,

but shall not include any Selling Expenses;

(jj)	“Registration Period” means the period commencing at 12:00 a.m. Mountain Time on [●], 2017[1] and terminating on the date this Agreement terminates in accordance with Section 7.5;

(kk)	“Registration Statement” shall have the meaning set out in Section 2.1;

(ll)	“Registration Year” means each consecutive 365-day period, with the first Registration Year commencing on the first day of the Registration Period;

(mm)	“Representatives” means, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors, agents or other Person acting on behalf of the first Person;

(nn)	“SEC” means the United States Securities and Exchange Commission;

(oo)	“Secondary Registration” means a Piggy Back Registration or a Demand Registration, as the case may be;

1	Note to Draft: To be the date six months from the signing of this agreement.

(pp)

“Selling Expenses” means any fees or commissions payable, or discounts granted, to an underwriter, investment banker, manager or agent in connection with the distribution of the Registrable Securities or other Common Shares pursuant to this Agreement and any transfer taxes attributable to a sale of Registrable Securities or other Common Shares pursuant to this Agreement;

(qq)	“Transfer” and “Transferred” shall have the meaning given to such terms in the Investor Agreement;

(rr)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and all rules, regulations and orders promulgated thereunder; and

(ss)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and all rules, regulations and orders promulgated thereunder.

1.2	Headings for Reference Only

The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	Construction and Interpretation

The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party because of the authorship of any provision of this Agreement.

Words importing the singular number only shall include the plural and vice versa (including, for certainty, with respect to the defined terms Holders and Holder). Words importing gender shall include all genders. If a word is defined in this Agreement, a grammatical derivative of that word will have a corresponding meaning. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

A reference herein to any statute includes every regulation (and other similar ancillary instrument having the force of law) made pursuant thereto, all amendments to the statute or to any such regulation (or other similar ancillary instrument) in force from time to time, and any statute or regulation (or other similar ancillary instrument) which supplements or supersedes such statute or regulation (or other similar ancillary instrument); and a reference to any section or provision of a statute includes all amendments to such section or provision, as made from time to time, and all sections or provisions which supplement or supersede such section or provision referred to herein.

Where this Agreement states that a Party “will”, “must” or “shall” perform in some manner or otherwise act or omit to act, it means that such Party is legally obligated to do so in accordance with this Agreement.

The terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections, subsections, paragraphs and subparagraphs are to Articles, Sections, subsections, paragraphs and subparagraphs of this Agreement.

For the purposes of subsection 7.5(b), the number of “then-outstanding Common Shares” shall be equal to the number of Common Shares stated to be outstanding by the Corporation in its then most recently filed annual or quarterly management’s discussion and analysis, as the case may be, adjusted for any subsequent event(s) publicly announced by the Corporation via dissemination of a news release in Canada that has the effect of either increasing or decreasing the number of outstanding Common Shares stated to be outstanding by the Corporation in its then most recently filed annual or quarterly management’s discussion and analysis (other than, to avoid doubt, any equity incentive award or other equity compensation granted to any officer, director or employee of the Corporation or its Affiliates to the extent such awards or compensation remain subject to vesting or do not constitute Common Shares).

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action is required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada unless otherwise noted.

ARTICLE 2 REGISTRATION

RIGHTS

2.1	Filing and Maintenance of Base Prospectus

(a)

During the Registration Period, the Corporation shall maintain a short form base shelf prospectus (the “Canadian Base Prospectus”) filed with the Canadian Securities Regulatory Authorities and a registration statement on form F-10 (the “Registration Statement” and collectively with the Canadian Base Prospectus, the “Base Prospectus”), containing a base shelf prospectus filed with the SEC qualifying the Registrable Securities for distribution under Applicable Securities Laws. The Corporation shall cause the Base Prospectus to contain a plan of distribution consistent with the terms of this Agreement and approved in advance by the Holders acting reasonably.

(b)

In the event that the Base Prospectus is not effective at any time during the Registration Period, the rights and obligations contained herein shall apply to a Non-Base Prospectus and all references in this Agreement to Prospectus Supplement shall apply mutatis mutandis to a Non- Base Prospectus.

2.2	Required Registration

(a)

Subject to the provisions hereof, at any time and from time to time during the Registration Period, one or more Holders (each such Holder, a “Demand Holder”) may request the Corporation to file a Prospectus Supplement offering all or part of the Registrable Securities (such offering being hereinafter referred to as a “Demand Registration”). Such a request shall be in writing and shall specify the Proposed Prospectus Filing Date, number of Registrable Securities to be sold (the “Demand Registrable Securities”), the intended method of disposition and the jurisdictions in which the Demand Holders, acting reasonably, request that the Demand Registration be effected and contain the undertaking of the Demand Holders making the request to provide all such information regarding such Demand Holders as may be required in order to permit the Corporation to comply with all Applicable Securities Laws with respect to such Demand Registration. The Holders may not make more than three requests for Demand Registrations in any Registration Year. A request for a Demand Registration by any Demand Holder shall be delivered not more than 21 days and not less than 10 days (or, no more than once per Registration Year, if the Holders may not sell Registrable Securities in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request, not less than 5 days), prior to the Proposed Prospectus Filing Date for such Demand Registration. The Holders shall not request a Demand Registration to be conducted in a manner that would require the filing of a prospectus, registration statement or other disclosure document in a jurisdiction outside Canada or the United States or subject the Corporation to continuous disclosure obligations under applicable securities laws in any such other jurisdiction. No offering of Registrable Securities under this subsection 2.2(a) shall relieve the Corporation of its obligations to effect Piggy Back Registrations pursuant to subsection 2.2(e).

(b)	Subject to Section 2.2(c), each Demand Registration shall be for such number of Demand Registrable Securities as requested by the Demand Holders.

(c)

The Corporation shall have the right, by providing notice to the Demand Holder not less than five days prior to the Proposed Prospectus Filing Date (or, no more than once per Registration Year, if (x) the Demand Holder expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable Demand Registration request and (y) the Demand Holder may not sell the Common Shares that it intends to sell under the applicable Demand Registration request in the United States pursuant to Rule 144 under the U.S. Securities Act without being subject to the limitations imposed by volume and manner of sale restrictions contained therein on the date of such request, then the Corporation shall have three days after receiving such Demand Registration request to provide notice to the Demand Holder), to offer and sell Common Shares as part of any Demand Registration initiated by the Demand Holders under this Agreement. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm’s good faith view, the number of Demand Registrable Securities and other securities requested to be included in such Demand Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Demand Registrable Securities, then the Corporation shall include in such Demand Registration:

(i)	first, the Demand Registrable Securities to be included in such Demand Registration;

(ii)

second, the other Common Shares sought to be included by the Corporation or any other stockholder that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other Common Shares owned by the Corporation and such other Persons.

(d)

The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant to this Section 2.2 (but not the preparation of such Prospectus Supplement) or may request Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant to this Section 2.2 if a Blackout Period is in effect or occurs after a Demand Registration request has been received but before the Demand Registration has been effected. The Corporation will give written notice of its determination to decline to effect (or to suspend) a Demand Registration pursuant to this subsection 2.2(d), including a general description of the basis for such declination (or suspension), promptly after the occurrence thereof. If the Corporation exercises its rights under this subsection 2.2(d), it shall, as promptly as practicable following the expiration of the applicable deferral or suspension period, file or update and use its reasonable best efforts to cause the effectiveness of the deferred or suspended Prospectus Supplement. If the Corporation declines to effect a Demand Registration subject to this subsection 2.2(d) and if the Holder within 30 days after receipt of notice from the Corporation advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, and such request for a Demand Registration will be deemed to be withdrawn and such request will be deemed to have not been given for purposes of determining whether the Demand Holders have exercised their rights to a Demand Registration permitted to such Holders pursuant to this Section 2.2.

(e)

A Demand Holder may, at any time prior to the date on which the Corporation enters into a binding underwriting agreement in connection with a Demand Registration, revoke such Demand Holder’s Demand Registration in whole or in part. The Demand Holders may revoke a Demand Registration in whole once per Registration Year without being responsible for any Registration Expenses incurred in respect of such Demand Registration. The Demand Holders shall be responsible for all Registration Expenses incurred in connection with each other revocation in whole of a Demand Registration during a Registration Year. Each revoked Demand Registration shall constitute a Demand Registration for purposes of the limitation on the number of Demand Registrations in any Registration Year contained in subsection 2.3(a), in each case unless (i) the Corporation has previously notified the Demand Holder that it intends to register securities in connection with such Demand Registration and in fact completes such registration notwithstanding the revocation by the Demand Holder or (ii) the Corporation and such Demand Holders mutually agree not to proceed with such Demand Registration. Notwithstanding anything in this Agreement to the contrary, a request for a Demand Registration shall not be deemed to be effective if, at any time after it has become effective, such Demand Registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than a misrepresentation by a Holder relating to such Demand Registration.

(f)

If during the Registration Period the Corporation proposes to file a Prospectus Supplement in Canada and/or with the SEC in order to permit the issuance of its Common Shares pursuant to a public offering for its own account, in a form and manner that, with appropriate changes, would permit the offering of Registrable Securities under such Prospectus Supplement, the Corporation shall give reasonably prompt notice of its intention to do so to the Holders and shall use reasonable efforts to include in the proposed distribution such number of Designated Registrable Securities (the “Piggy Back Registrable Securities”) as the Holders shall request (such offering hereinafter referred to as a “Piggy Back Registration”) within five days after the giving of such notice (provided that if the Corporation expects such offering to be conducted as a block trade or bought deal and such expectation is indicated in the applicable notice, then the Holders shall have one day after the giving of notice by the Corporation to provide such request), upon the same terms (including the method of distribution) as such distribution. If the managing underwriter or underwriters advise(s) the Corporation that, in such firm’s good faith view, the number of Piggy Back Registrable Securities and other securities requested to be included in such Piggy Back Registration exceeds the number that can be sold in such offering without being likely to have an adverse effect upon the price, timing or distribution of the offering and sale of the Piggy Back Registrable Securities and other securities, then the Corporation shall include in such Piggy Back Registration:

(i)	first, the Common Shares to be included by the Corporation in such Piggy Back Registration;

(ii)	second, the Piggy Back Registrable Securities sought to be included that can be sold without having the adverse effect referred to above; and

(iii)

third, any other securities sought to be included by any other stockholder that can be sold without having the adverse effect referred to above, pro rata on the basis of the relative number of such other securities owned by such other Persons.

The Corporation may at any time, at its sole discretion and without the consent of the Holders, withdraw such Prospectus Supplement and abandon the proposed distribution in which the Holders requested to participate. The failure of the Holders to respond within the periods referred to in the immediately preceding sentence shall be deemed to be a waiver of the Holders’ rights under this subsection 2.2(e) with respect to such Piggy Back Registration. The Holders may also waive their rights under this subsection 2.2(e) by giving written notice to the Corporation. No offering of Registrable Securities under this subsection 2.2(e) shall relieve the Corporation of its obligations to effect Demand Registrations pursuant to subsection 2.2(a).

2.3	Selection of Underwriters for Underwritten Demand Registrations

Upon requesting a Demand Registration for an underwritten offering of Registrable Securities, the Demand Holders shall select the investment banker(s) and manager(s) to effect the distribution in connection with such underwritten Demand Registration, it being acknowledged by the Holders that the participation of a registrant shall be required in Canada and a registered broker-dealer in the United States in connection with each underwritten Secondary Registration hereunder and it being further acknowledged that the investment banker(s) and/or manager(s) selected by the Demand Holders must be of nationally recognized standing in the United States and/or Canada (as applicable). Notwithstanding the foregoing, the Holders acknowledge that the Corporation shall have the sole right to select the investment banker(s) and manager(s) to effect the distribution in connection with any Piggy Back Registration and shall have no obligation to consult with the Holders with respect to such selection.

2.4	Registration Expenses and Selling Expenses.

(a)	Subject to subsection 2.2(e), the Corporation shall be responsible for all Registration Expenses.

(b)

Each of the Corporation and the Holders shall be responsible for the Selling Expenses on any Demand Registration or Piggy Back Registration in proportion to their respective amounts of Common Shares sold in any such offering.

ARTICLE 3

REGISTRATION PROCEDURES

3.1	Procedures

Upon receipt of a request from the Holders pursuant to Section 2.2, the Corporation will, subject to Section 2.2, effect the Secondary Registration as requested. In particular, the Corporation will, in each case as applicable:

(a)

use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, in the English language and, if required, French language, a Prospectus Supplement under and in compliance with Applicable Securities Laws of each Canadian jurisdiction in which the Secondary Registration is to be effected and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the applicable Canadian jurisdictions;

(b)

use commercially reasonable efforts to prepare and file, as soon as reasonably practicable, with the SEC a Prospectus Supplement, covering the distribution of the Designated Registrable Securities and such other related documents as may be reasonably necessary to be filed in connection with such Prospectus Supplement and take all other steps and proceedings that may be reasonably necessary in order to permit a registered public offering (whether or not underwritten) of the Designated Registrable Securities by the Holders in the United States;

(c)

use commercially reasonable efforts to prepare and file with the applicable Canadian Securities Regulatory Authorities in the Canadian jurisdictions in which the Secondary Registration is to be effected and with the SEC such amendments and supplements to the Prospectus Supplement, as may be reasonably necessary to comply with the provisions of Applicable Securities Laws with respect to the Registration of Designated Registrable Securities, and take such steps as are reasonably necessary to maintain the effectiveness of the Prospectus during the Registration Period;

(d)

notify promptly each Holder of Registrable Securities under a Registration Statement or Canadian Base Prospectus and, if requested by such Holder, promptly confirm such advice in writing (i) when a Registration Statement or Canadian Base Prospectus has become effective and when any post-effective amendments or supplements thereto become effective; (ii) of any request by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority for additional information after the Registration Statement or Canadian Base Prospectus has become effective or for any post-effective amendments or supplements to a Registration Statement or Canadian Base Prospectus; (iii) of the issuance by the SEC, any U.S. state securities authority or any Canadian Securities Regulatory Authority of any stop order suspending the effectiveness of a Registration Statement or Canadian Base Prospectus or the initiation of any proceedings for that purpose; (iv) if, between the effective date of a Registration Statement or Canadian Base Prospectus and the closing of any sale of Registrable Securities covered thereby, the representations and warranties of the Corporation contained in any underwriting agreement or similar agreement, if any, relating to the offering cease to be true and correct in all material respects; (v) of the happening of any event or the discovery of any facts during the period a Registration Statement or Canadian Base Prospectus is effective as a result of which such Registration Statement or Canadian Base Prospectus or any document incorporated by reference therein contains any misrepresentation; (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (vii) if for any other reason it shall be necessary to amend or supplement the Registration Statement, the Prospectus or the Canadian Base Prospectus in order to comply with Applicable Securities Laws; (viii) of the filing of any post-effective amendment to the Registration Statement or Canadian Base Prospectus;

(e)

use commercially reasonable efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Holders of the Designated Registrable Securities covered by the Prospectus Supplement under such other securities or “blue sky” laws of such jurisdictions as designated by the Holders, acting reasonably, in the request for Demand Registration, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be reasonably necessary to maintain the effectiveness until the time at which the distribution of the Designated Registrable Securities is completed (the “Distribution Period”), (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Distribution Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Designated Registrable Securities for sale in such jurisdictions; provided, however, that the Corporation shall not be required in connection therewith or as a condition thereto to (A) qualify to do business as a foreign corporation or dealer in any jurisdiction where it would not otherwise be required to qualify but for this subsection 3.1(d), (B) subject itself to any taxation in any such jurisdiction, or (C) consent to general service of process in such jurisdiction. The Corporation shall promptly notify the Holders of the receipt by the Corporation of any notification with respect to the suspension of the registration or qualification of any of the Designated Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose;

(f)

furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, such number of copies of the Base Prospectus, any Prospectus Supplement and any amendment and supplement thereto (including any documents incorporated therein by reference) and such other relevant documents as the Holders may reasonably request in order to facilitate the distribution of the Designated Registrable Securities;

(g)

furnish to the Holders and any underwriter or underwriters of any such distribution, upon their request, at least one conformed copy of each Registration Statement and each Canadian Base Prospectus and any post-effective amendment to either of them, including financial statements and schedules (including all documents incorporated therein by reference and all exhibits thereto);

(h)

furnish to counsel for the Holders copies of any comment letters relating to the selling Holders received from the SEC or any Canadian Securities Regulatory Authorities or any other request by the SEC or any Canadian Securities Regulatory Authorities for amendments or supplements to the Base Prospectus or any Prospectus Supplement or for additional information relating to the selling Holders, provided that the Corporation shall not be required to provide copies of any non-substantial routine correspondence with the SEC or Canadian Securities Regulatory Authorities that does not specifically relate to the selling Holders or any information the disclosure of which would be restricted by applicable privacy laws or other laws governing the treatment of personal information;

(i)	use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Base Prospectus or any Prospectus Supplement at the earliest possible moment;

(j)

cooperate with the selling Holders to facilitate the timely preparation and delivery of certificates and opinions of counsel necessary to remove any restrictive legends associated with the Registrable Securities to enable such securities to be sold by the selling Holders (whether in a registered or unregistered transaction) as the selling Holders may reasonably request;

(k)	furnish to the Holders and any underwriter or underwriters of any such distribution and such other persons as the Holders may reasonably specify:

(i)

an opinion or opinions of counsel to the Corporation addressed to the Holders and the underwriter or underwriters of such distribution and dated the closing date of the distribution, which opinion(s) shall be in form, scope and substance customary for an offering of the type contemplated by the applicable Secondary Registration, having regard to the form of opinions given by the Corporation’s counsel in prior public offerings by the Corporation, and reasonably satisfactory to the Holders and any underwriters;

(ii)

a customary “comfort letter” addressed to the Holders (subject to the auditors’ receipt of required representation letters from the Holders) and the underwriter or underwriters dated the date of the Prospectus Supplement and the closing date of the distribution signed by the auditors of the Corporation (and, if necessary, any other auditors of any subsidiary of the Corporation or of any business acquired by the Corporation for which financial statements are, or are required to be, included in the Prospectus), in customary form and covering such matters of the type customarily covered by “comfort letters” as the Holder and managing underwriter reasonably requests;

(iii)

if a Prospectus Supplement is filed in Quebec, opinions of Quebec counsel to the Corporation and the auditors of the Corporation addressed to the Holders and the underwriter or underwriters of such distribution relating to the translation of the Prospectus and compliance with French language laws, such opinions being dated the dates of the preliminary prospectus supplement, the final prospectus supplement and closing; and

(iv)

such corporate certificates as are reasonably requested in connection with such distribution, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as the Holders may reasonably request

(l)

make available to the underwriter or underwriters in connection with any Secondary Registration reasonable access to the senior management of the Corporation for investor and analyst calls and meetings with respect to such Secondary Registrations;

(m)	use commercially reasonable efforts to provide any additional cooperation reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities;

(n)

as promptly as practicable after delivery of a notice under Section 3.1(d)(v), use commercially reasonable efforts to prepare a supplement or amendment to the Registration Statement or Prospectus, as applicable, or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities, such Registration Statement or Prospectus will not include a misrepresentation;

(o)	otherwise use its commercially reasonable efforts to comply with all Applicable Securities Laws;

(p)	provide a transfer agent and registrar for such Common Shares no later than the closing date of the offering;

(q)

enter into customary agreements (including an underwriting agreement with the underwriter or underwriters), such agreements to contain such representations and warranties by the Corporation and such other terms and conditions as are customary for such offering (including customary indemnity and contribution provisions), having regard to the form of underwriting agreements entered into by the Corporation in prior public offerings, and take all such other actions as permitted by law as the Holders or the underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the distribution of the Designated Registrable Securities;

(r)

in the event of the issuance of any order or ruling suspending the distribution of securities under the Prospectus from the Canadian Securities Regulatory Authorities or the effectiveness of the Registration Statement from the SEC, or any order suspending or preventing the use of the Prospectus or suspending the Secondary Registration of any of the Designated Registrable Securities or cease trading the distribution in any applicable province or territory of Canada or in the United States, the Corporation will, as expeditiously as possible after actual knowledge by the Corporation thereof, notify the Holders of such event and use its commercially reasonable efforts promptly to obtain the withdrawal of such order or ruling;

(s)

a reasonable time prior to (and again within two Business Days following) the filing of any Registration Statement, any prospectus (including any Prospectus), any Canadian Base Prospectus, any Prospectus Supplement, or any amendment or supplement to any of the foregoing, provide copies of such documents to the Holders and the underwriters (if any), and make such changes in any of the foregoing documents prior to the filing thereof, or in the case of changes received from counsel to the Holders by filing an amendment or supplement thereto, as the Holders, underwriters or their respective counsel reasonably requests, and not file any such document in a form to which any Holder or underwriter (if any) shall not have previously been advised and furnished a copy of or to which counsel for the Holders or the underwriters (if any) shall reasonably object, and not including in any amendment or supplement to such documents any information about the Holders or any change to the plan of distribution of the Registrable Securities that would limit the method of distribution of the Registrable Securities unless counsel for the Holders has been advised in advance and approved such information or change, and make available Representatives of the Corporation to the extent reasonably requested to discuss such documents (and any proposed revisions thereto);

(t)

otherwise comply with all Applicable Securities Laws and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least twelve months which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 thereunder and any other similar Applicable Securities Laws;

(u)	during the Registration Period, the Corporation will take all actions necessary to maintain the listing of the Registrable Securities on the Toronto Stock Exchange and the New York Stock Exchange;

(v)

cooperate and assist in any filings required to be made with the U.S. Financial Industry Regulatory Authority, as applicable, and in the performance of any due diligence investigation by any underwriter and its counsel in connection therewith;

(w)	during the Registration Period, the Corporation will promptly prepare and file French translations of all documents incorporated by reference into the Base Prospectus; and

(x)

during the Registration Period, the Corporation will provide to the Holders, not later than December 15, the Corporation’s timetable for scheduled Blackout Periods for the succeeding year, and will advise the Holders if the timetable for such scheduled Blackout Periods changes during the course of the year.

3.2	Obligations of the Holders

In connection with any Secondary Registration, the Holders shall:

(a)

provide, in writing, such information with respect to the Holders, including the number of securities of the Corporation held by the Holders, as may be required by the Corporation to comply with Applicable Securities Laws in each jurisdiction in which the Secondary Registration is to be effected;

(b)

if required under Applicable Securities Laws, execute any certificate forming part of a preliminary prospectus, final prospectus, registration statement or similar document to be filed with the applicable Canadian Securities Regulatory Authorities or the SEC;

(c)

as expeditiously as possible following actual knowledge by the Holder thereof, notify the Corporation of the happening of any event during the Distribution Period, as a result of which the Prospectus or the Registration Statement, as in effect, would include a misrepresentation with respect to any information provided by such Holder pursuant to subsection 3.2(a);

(d)	comply with all Applicable Securities Laws with respect to such Secondary Registration;

(e)	provide such information to the Corporation regarding the conduct and process of any Demand Registration that the Corporation may reasonably request; and

(f)

not effect or permit to be effected sales of Designated Registrable Securities pursuant to the Prospectus or deliver or permit to be delivered the Prospectus in respect of such sale after notification by the Corporation of any order or ruling suspending the effectiveness of the Prospectus or after notification by the Corporation under subsection 3.1(r), until the Corporation advises the Holders that such suspension has been lifted or that it has filed an amendment to the Prospectus and has provided copies of such amendment to the Holders. The Holders shall, if so directed by the Corporation, deliver to the Corporation (at the Corporation’s expense) all copies, other than permanent file copies, then in the Holders’ possession of the Prospectus covering the Designated Registrable Securities that was in effect at the time of receipt of such notice.

3.3	Covenants Relating To Rule 144

With a view to making available to the Holders the benefits of Rule 144 promulgated under the U.S. Securities Act or any other similar rule or regulation of the SEC that may at any time permit the Holders to sell securities of the Corporation to the public without registration, the Corporation agrees to: (a) make and keep public information available as is necessary to permit sales pursuant to Rule 144 under the U.S. Securities Act; (b) file with the SEC in a timely manner all reports and other documents required of the Corporation under the U.S. Securities Act and the U.S. Exchange Act for so long as the filing of such reports and other documents is required for the applicable provisions of Rule 144 promulgated under the U.S. Securities Act, (c) furnish to each Holder promptly upon request such other information as may be reasonably requested to permit the Holder to sell such securities pursuant to Rule 144 promulgated under the U.S. Securities Act without registration; and (d) upon request of the Holder, cause any restrictive legends associated with any securities to be sold pursuant to Rule 144 promulgated under the U.S. Securities Act to be removed, including by obtaining from counsel for the Corporation a legal opinion authorizing the removal of such legends.

ARTICLE 4

DUE DILIGENCE; INDEMNIFICATION

4.1	Preparation; Reasonable Investigation

In connection with the preparation and filing of a Prospectus Supplement as herein contemplated, the Corporation will give the Holders and the underwriter or underwriters of such distribution and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material relating to the Holders furnished to the Corporation in writing, which is required under Applicable Securities Laws or in the reasonable judgment of the parties and/or their respective counsel should be included, and will, subject to the confirmation of the recipients’ obligations as to the confidential treatment of such information, give each of them such reasonable and customary access to the Corporation’s books and records and such reasonable and customary opportunity to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Holders and the underwriter or underwriters and their respective counsel, and to conduct all reasonable and customary due diligence which the Holders and the underwriter or underwriters and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing, to the extent permitted by law, a due diligence defense as contemplated by Applicable Securities Laws and in order to enable such underwriters to execute any certificate required to be executed by them in Canada or the United States for inclusion in each such document.

4.2	Indemnification

(a)

The Corporation agrees to indemnify, to the extent permitted by law, the Holders and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls any such underwriter or Holder (within the meaning of any Applicable Securities Laws) against all losses, claims, damages, liabilities and expenses arising out of or based upon: (i) any information or statement contained in the Registration Statement (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) which at the time contains a misrepresentation or is alleged to contain a misrepresentation; (ii) any information or statement contained in the Prospectus, any filing made in connection with the Secondary Registration under the securities or other “blue sky” laws or any amendment thereto (other than any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) which at the time and in light of the circumstances in which it was made contains a misrepresentation or is alleged to contain a misrepresentation; (iii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon any misrepresentation or alleged misrepresentation in the Prospectus or any amendment thereto (other than any such misrepresentation contained in any information which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1) or based upon any failure or alleged failure to comply with Applicable Securities Laws (other than any failure to comply with Applicable Securities Laws by any Holder or the underwriters, as applicable, which is not as a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws); and (iv) noncompliance by the Corporation with any Applicable Securities Laws in connection with a Secondary Registration and the distribution effected thereunder, except in the case of any of the foregoing insofar as such noncompliance was caused by the Holders’ or any underwriter’s failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws.

(b)

The Holders agree to indemnify, to the extent permitted by law, the Corporation and each Person who participates as an underwriter in the offering or sale of the Designated Registrable Securities, and each of their respective directors, officers, employees and agents and each Person who controls such underwriters (within the meaning of any Applicable Securities Laws) against all losses, claims, damages, liabilities and expenses arising out of or based upon: (i) any information or statement contained in the Registration Statement which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time contains a misrepresentation or is alleged to contain a misrepresentation; (ii) any information or statement contained in the Prospectus, any filing made in connection with the Registration under the securities or other “blue sky” laws or any amendment thereto which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1 which at the time and in light of the circumstances under which it was made contains a misrepresentation or alleged misrepresentation; (iii) any order made or inquiry, investigation or proceedings commenced or threatened by any applicable securities regulatory authority, court or other competent authority based upon (A) any misrepresentation or alleged misrepresentation in the Prospectus or any amendment thereto based upon any information or statement which has been furnished to the Corporation by the Holders in writing expressly for use therein pursuant to subsection 3.2(a) or Section 4.1, or (B) any failure or an alleged failure to comply with Applicable Securities Laws by the Holders which is not as a result of a failure or alleged failure of the Corporation to comply with Applicable Securities Laws; (iv) noncompliance by a Holder with any Applicable Securities Laws in connection with a distribution of Registrable Securities; and (v) the Holders’ failure to deliver to a purchaser of Designated Registrable Securities, a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws in a manner which is not a result of a failure or an alleged failure of the Corporation to comply with Applicable Securities Laws, except in the case of any of the foregoing insofar as such noncompliance was caused by the Corporation or any underwriter’s failure to deliver to a purchaser of Designated Registrable Securities a copy of the Prospectus or any amendments or supplements thereto or to otherwise comply with Applicable Securities Laws.

(c)

Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any failure to give notice pursuant to this subsection 4.2(c) shall not relieve the indemnifying party of its obligations under this Section 4.2 unless such failure to give notice results in material prejudice against such indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel satisfactory to the indemnified party, acting reasonably. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). An indemnified party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the indemnified party unless: (i) the indemnifying party fails to assume the defence of such suit on behalf of the indemnified party within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the indemnifying party; (iii) the named parties include both the indemnifying party and the indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; or (iv) the named parties to any such suit or proceeding include both the indemnified party and the indemnifying party and the indemnified party has reasonably concluded that there may be one or more legal defences available to the indemnified party which are different from or in addition to those available to the indemnifying party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defence of such suit or proceeding on behalf of the indemnified party and shall be liable to pay the reasonable fees and expenses of counsel for the indemnified party, it being understood, however, that the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such indemnified parties. No indemnifying party may settle any claims without the express written consent of an indemnified party (such consent not to be unreasonably withheld, conditioned or delayed where such consent does not contain any admission of liability, includes an unconditional release of such indemnified party from any liabilities arising out of such claim and has as its only obligation on the indemnified party the payment of funds for which the indemnifying party has unconditionally agreed to provide indemnity under this Section 4.2).

(d)

The indemnification provided for under this Agreement will survive the expiry of this Agreement and will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive any transfer of securities pursuant thereto. In the event the indemnification is unavailable in whole or in part for any reason under this Section 4.2, the Corporation and the Holders shall contribute to the aggregate of all losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the Corporation and the Holders in connection with the event giving rise to liability. No Person that has been determined by a court of competent jurisdiction in a final judgment to have engaged in fraud, willful misconduct, fraudulent misrepresentation or negligence shall be entitled to claim indemnification or contribution pursuant to subsection 4.2(b) or this subsection 4.2(d), as applicable, from any person who has not also been so determined to have engaged in such fraud, willful misconduct, fraudulent misrepresentation or negligence.

(e)

The Corporation hereby acknowledges and agrees that, with respect to this Section 4.2, each Holder is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(a). In this regard, each Holder will act as trustee for such indemnified persons of the covenants of the Corporation under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

(f)

The Holders hereby acknowledge and agree that, with respect to this Section 4.2, the Corporation is contracting on its own behalf and as agent for the other indemnified persons referred to in subsection 4.2(b). In this regard, the Corporation will act as trustee for such indemnified persons of the covenants of the Holders under this Section 4.2 with respect to such indemnified persons and accepts these trusts and will hold and enforce those covenants on behalf of such indemnified persons.

ARTICLE 5

LOCK-UP AGREEMENT

5.1	Secondary Registration Lock-Up

(a)

In respect of any offering of securities by the Corporation or Secondary Registration, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Holders and the Corporation each agree to execute customary lock-up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request (the “Lock-Up Period”), after the closing of such primary offering or Secondary Registration, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Corporation.

(b)

The Corporation shall be entitled to postpone the filing of a Prospectus Supplement otherwise required to be prepared and filed by it pursuant hereto (but not the preparation of such Prospectus Supplement) or may request Holders suspend the use of any Prospectus Supplement that has been filed by it pursuant hereto if a Demand Registration request is received prior to the expiration of any Lock-Up Period as defined in subsection 5.1(a).

ARTICLE 6

THIRD-PARTY REGISTRATION RIGHTS

6.1	Other Registration Rights

Cenovus represents and warrants to ConocoPhillips Shareholder and ConocoPhillips that it has not granted any registration rights to third parties that would conflict with or adversely affect the rights of the Holders as set forth in this Agreement. The Corporation also covenants and agrees that, for a period beginning on the date hereof and ending on the earlier of (i) 730 days following the commencement of the Registration Period and (ii) the time at which the Holders hold, in the aggregate, less than 10.0% of the number of then-outstanding Common Shares, the Corporation will not grant to any third party any registration rights that are adverse to the rights of any ConocoPhillips Entity under this Agreement without the prior written consent of such ConocoPhillips Entity.

ARTICLE 7

GENERAL PROVISIONS

7.1	Further Assurances

Each of the Parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.2	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.3	Assignment

This Agreement and the rights and obligations of the Parties hereto shall bind and enure to the benefit of each of the Parties hereto, the other Parties indemnified under Section 4.2 and their respective successors.

Neither Party shall have the right to transfer or assign any of its rights or obligations under this Agreement except that this Agreement shall be assigned in whole or in part by ConocoPhillips Shareholder (upon notice to the Corporation) to any Affiliate of ConocoPhillips Shareholder to whom any Registrable Securities are transferred as permitted under Sections 3.2(c)(iv) or 3.3 of the Investor Agreement. Upon the permitted transferee(s) or assignee(s) executing an instrument in writing agreeing to be bound by this Agreement, the transferee(s) or assignee(s) will be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto and shall be considered a Holder for the purposes of this

Agreement, provided that if any Person who was a permitted transferee ceases to be an Affiliate of ConocoPhillips Shareholder, such Person shall cease to have any rights or obligations under this Agreement. ConocoPhillips agrees to cause any ConocoPhillips Entity acquiring Registrable Securities subject to this Agreement to become a party hereto and to perform its obligations hereunder, and hereby guarantees the performance of all of the obligations of any such transferee under this Agreement.

This Agreement may not be assigned by the Corporation without the prior written consent of each Holder, provided that in the event the Common Shares are converted, reclassified, exchanged or otherwise changed pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization, this Agreement may be assigned by the Corporation to its successor pursuant to any such transaction without the prior written consent of the Holders.

7.4	Remedies and Breaches

(a)

Each of the Holders, on the one hand (and for the purposes of this Section 7.4 collectively considered to be a “Party”), and the Corporation, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or is otherwise breached and that such injury may not be adequately compensable in damages. It is accordingly agreed that each of the Holders, on the one hand, and the Corporation, on the other hand, shall, in addition to any other remedy to which they may be entitled at law or in equity, each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other Party hereto will not take any action, directly or indirectly, in opposition to the Party seeking relief on the grounds that any other remedy or relief is available at law or in equity. The prevailing Party in any such action shall be entitled to recover legal fees and expenses from the non-prevailing Party.

(b)

Each Holder on the one hand, and the Corporation on the other hand, acknowledges that it shall be liable for any breach of this Agreement by any of its Affiliates or any of its or its Affiliates’ Representatives or other Persons acting on their behalf, and that it shall inform its and its Affiliates’ Representatives of the terms of this Agreement and shall cause them to comply with them.

7.5	Term and Termination

This Agreement will continue in force until the earlier of the date on which:

(a)	this Agreement is terminated by the written agreement of the Parties; and

(b)	the time at which the Holders hold, in the aggregate, not more than 3.5% of the number of then-outstanding Common Shares,

except that (i) the provisions of Section 4.2 and this Article 7 shall continue in full force and effect notwithstanding any termination of this Agreement, and (ii) termination of this Agreement will not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including any indemnities and remedies, will continue in full force and effect and survive the termination of this Agreement.

7.6	Notices

All notices required or permitted pursuant to the terms of this Agreement shall be in writing and shall be given by personal delivery or facsimile or electronic mail transmittal during normal business hours on any Business Day to the address for the Holders or the Corporation, as applicable, as set forth below. Any such notice or other communication given hereunder shall, if personally delivered or sent by facsimile or electronic mail transmittal (with confirmation received), be conclusively deemed to have been given or made and received on the day of delivery or facsimile or electronic mail transmittal (as the case may be) if such delivery or facsimile or electronic mail transmittal occurs during normal business hours of the recipient on a Business Day and if not so delivered or transmitted during normal business hours on a Business Day, then on the next Business Day following the day of delivery or transmittal. The Parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Notices shall be provided:

(a)	To the Holders:

c/o ConocoPhillips Canada Resources Corp.

401-9TH Avenue S.W.

Calgary, Alberta T2P 3C5

Attention: Vice President, Land

With a copy to:

c/o ConocoPhillips Canada Resources Corp.

401-9TH Avenue S.W.

Calgary, Alberta T2P 3C5

Attention: General Counsel & VP Legal

(b)	To the Corporation:

Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

Attention: Director, New Resource Plays

With a copy to:

Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

Attention: Principal, Reserves & Resources Governance

With a copy to: Cenovus Energy Inc.

500 Centre Street S.E.

P.O. Box 766

Calgary, Alberta T2P 0M5

7.7	Attention: Assistant Corporate Secretary

Non-Merger

Each Party hereby agrees that, except as specifically provided for herein, all provisions of this Agreement shall forever survive the execution and delivery of this Agreement and any and all documents delivered in connection herewith.

7.8	Third Party Beneficiaries

Except in relation to the transferees and assignees contemplated in Section 7.3 and indemnitees in Section 4.2, this Agreement is not intended to confer any rights, remedies, obligations or liabilities upon any Person other than the Parties to this Agreement and their respective successor or permitted assigns.

7.9	Governing Law and Attornment

The provisions of this Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Any legal actions or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta. Each Party hereby attorns to and accepts the jurisdiction of such courts.

7.10	Waivers

No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, such waiver shall be limited to the specific breach waived.

7.11	Time of Essence

Time is of the essence in respect of this Agreement.

7.12	Entire Agreement

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understanding and agreements among the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory with respect to the subject matter hereof among the Parties, other than as expressly set forth in this Agreement.

7.13	Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

7.14	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.15	Facsimile Execution

Execution and delivery of this Agreement may be effected by any Party by facsimile or other electronic transmission of the execution page hereof to the other Parties, and such facsimile or other electronic copy will be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CENOVUS ENERGY INC.

Per:
Name:
Title:

CONOCOPHILLIPS COMPANY

Per:
Name:
Title:

[CONOCOPHILLIPS CANADA RESOURCES CORP., OR ITS AFFILIATE NOMINEE]

Per:
Name:
Title:

SCHEDULE “1.1(llllllll)”

TECHNICAL SERVICES AGREEMENT PRINCIPLES

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

TECHNICAL SERVICES AGREEMENT PRINCIPLES

1.	Defined Terms

Capitalized terms used but not defined herein shall have the meaning given to those terms in the Purchase and Sale Agreement to which this Schedule is attached.

2.	Term and Termination

The Technical Services Agreement shall be effective from the Closing Date and continue for a period of two years (the “Technical Services Period”). The Purchaser may provide written notice to the Vendors terminating all or any portion of the Technical Services (as defined below) during the Technical Services Period.

3.	Scope of Technical Services

The Purchaser shall be entitled to meet with or contact the Chief Technology Officer (the “CTO”) of ConocoPhillips Company (“COP”) for                                      in each                          [REDACTED – Time of Commitment to Perform Services] period during the Technical Services Period wherein the CTO shall, in good faith, provide consultative advice with respect to unconventional reservoir technologies and optimization and such other technical matters pertaining to the WCBU Petroleum and Natural Gas Rights (the “Technical Services”), provided that nothing contained herein shall require COP, the Vendors or the CTO to divulge proprietary information or other knowledge developed for the benefit of COP, the Vendors or their co-venturers, which is subject to confidentiality restrictions against disclosure, requires the consent of Third Parties, or was not charged to a joint account contributed to by Purchaser. Any meeting between Purchaser and the CTO shall take place at COP’s head office in Houston, Texas, upon such Business Day as the Purchaser and the CTO shall agree, for a period of                                                            [REDACTED – Time of Commitment to Perform Services] during regular business hours of the Vendor. Nothing contained in this agreement shall require Vendor to provide Technical Services to the Purchaser by any Person other than the CTO, or at any other location.

4.	Employees and Contractors

The Vendors shall have no responsibility or obligation to employ or engage additional employees or to contract additional personnel to perform the Technical Services. Notwithstanding the foregoing, the CTO at his or her sole and absolute discretion may involve other employees of Vendor in providing the Technical Services, the costs of which shall be borne solely by the Purchaser.

5.	Non-Reliance and Disclaimer

a.

Notwithstanding any provision to the contrary in the Technical Services Agreement or the Purchase and Sale Agreement, the Vendors make no, and disclaim any and all, representations and warranties, express or implied, with respect to the Technical Services and the performance thereof.

b.

The Purchaser acknowledges and confirm that it is relying solely on its own investigations and analyses of any matter for which the Technical Services are provided and that it has not relied on advice from the Vendors or the CTO or any of its Representatives, with respect to the matters for which the Technical Services are provided or sought, and waives all rights and remedies (whether now existing or hereafter arising) and including all common law, tort, contractual, equitable and statutory rights and remedies, against COP, the Vendors, their Affiliates or their respective Representatives in respect of any advice, interpretation, suggestion, analysis, information provided by the CTO hereunder.

6.	Fee; Reimbursement of Out of Pocket Costs; GST

In consideration for the performance of the Technical Services, the Purchaser shall pay the Vendors a fee equal to the normal per-diem amount charged by the Vendors to its co-venturers under similar services agreements or joint operating agreements (the “Technical Services Fee”) for the CTO and each Person for each day (or portion thereof) that Technical Services are provided by the Vendors. In addition to the payment of the Technical Services Fee, the Purchaser shall reimburse the Vendors for all reasonable out of pocket costs and expenses incurred by the Vendors in connection with the provisions of the Technical Services during the Technical Services Period and shall pay the goods and services tax applicable in respect of the Technical Services provided, if any. Notwithstanding the forgoing, in no event shall any such per- diem amount exceed $           . [REDACTED – Capped Dollar Amount for Fees]

7.	Invoicing and Payment Procedures

On or prior to the last day of the month following the month in which the Technical Services were provided, the Vendors shall provide the Purchaser with an invoice containing a breakdown of all amounts owed by the Purchaser to the Vendors for the provision of the Technical Services in the preceding month, and the Purchaser shall remit payment to the Vendors of all amounts owing by the Purchaser by wire transfer of immediately available funds in United States dollars to the bank account designated by the Vendors within fifteen (15) days of receipt of the Vendors’ invoice therefor. Any amount not received by the due date shall bear interest at the Default Rate, calculated daily and not compounded, from the due date until the date paid in full.

8.	Liability and Indemnification

With respect to the provision of the Technical Services:

(a)

subject to clause 8(c), none of the Vendors nor any Vendor Entity shall have any liability for or in connection with any Claims, Losses or Liabilities of the Purchaser or any Purchaser Entity or any Third Party Claims caused by or resulting from the performance of the Technical Services under the Technical Services Agreement, or from the failure of fiduciary duty, the good faith exercise of or refusal to exercise a discretion, any honest mistake, ordinary negligence, any direction by the Purchaser, any reliance by any of the Vendors or a Vendor Entity upon statements of fact by persons who the Purchaser or a Purchaser Entity reasonably considers to be knowledgeable, or upon the opinion or upon advice of professional and other experts, in each case to the extent arising out of or resulting from the Technical Services performed by or on behalf of any Vendor Entity; and

(b)

subject to clause 8(c), the Purchaser hereby releases each of the Vendors and each Vendor Entity from and shall be liable to and as a separate and independent covenant, shall fully protect, defend, indemnify and hold the Vendors and all Vendor Entities harmless from and against any and all Claims, Losses and Liabilities arising out of or resulting from the Technical Services or the performance thereof, including any and all Claims, Losses and Liabilities of the Purchaser, the Purchaser Entities and Third Parties arising out of or resulting from the Technical Services or the performance thereof. These indemnity and defence obligations shall apply regardless of causes or of any negligent acts or omissions (including sole negligence, concurrent negligence or strict liability), breach of duty (statutory or otherwise), violation of law, or other fault of any of the Vendors or any Vendor Entity, or any pre-existing defect.

(c)	none of the foregoing shall operate to diminish any of the Vendor’s obligations or liability for a breach thereof, in respect of clause 9 herein.

9.	Confidential Information

The Parties acknowledge and agree that any confidential or proprietary information supplied by or on behalf of one Party to the other Party or otherwise acquired by a Party under the Technical Services Agreement shall constitute Confidential Information for purposes of the Purchase and Sale Agreement and shall be held confidential by Parties in accordance with Article 18 of the Purchase and Sale Agreement.

10.	No Restriction on Business

The Purchaser acknowledges that nothing in the Technical Services Agreement shall prevent any of the Vendors or any Vendor Entity from engaging in any business or purchase of any property, whether or not in competition with the business of the Purchaser or any Purchaser Entity, except to the extent precluded by the Non-Compete Agreement.

11.	Assignment

Neither Party shall assign any rights or obligations under the Technical Services Agreement without the prior written consent of the other Party; provided that either Party may assign the Technical Services Agreement in whole or in part to any one or more of its Affiliates, provided that such Party remains jointly and severally liable and responsible for any and all obligations, Losses and Liabilities applicable to or incurred by such assignee.

12.	Independent Contractor

The Vendors shall be considered an independent contractor in its performance of the Technical Services, and in no event shall any of the Vendors be deemed a partner, co-venturer, employee or agent of the Purchaser.

13.	No Third Party Beneficiaries

The interpretation of this Technical Services Agreement shall exclude any rights under legislative provisions conferring rights under a contract to Persons not a party to that contract.

SCHEDULE “1.1(vvvvvvvv)”

TRANSITION SERVICES AGREEMENT PRINCIPLES

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 (the “Purchase and Sale Agreement”) among ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

TRANSITION SERVICES AGREEMENT PRINCIPLES

1.	Definitions and Interpretation

(a)

Nothing in these Transition Services Agreement Principles (the “TSA Principles”) shall operate to amend or otherwise diminish any of the terms and conditions set forth in the Purchase and Sale Agreement which shall supercede in the event of any conflict or inconsistency. These TSA Principles shall be used by the Parties as the basis for negotiating a transition services agreement (the “Transition Services Agreement”) prior to Closing.

(b)	All capitalized terms used herein but not defined herein, shall have the meaning ascribed to them in the Purchase and Sale Agreement.

(c)	“Retained Employee” means those employees of the Vendors or Purchaser (as the context so requires) made available to provide Transition Services.

(d)	“Retained Contractors” means those contractors of the Vendors or Purchaser (as the context so requires) made available to provide Transition Services.

(e)	“Transition Services” means the services broadly described in Clauses 5 and 6 herein and to be agreed upon by the Parties pursuant to the Transition Services Agreement.

2.	Performance of Transition Services

(a)

Each of the Parties shall cooperate with the other Party to facilitate an orderly and timely transition of the WCBU Assets and to minimize any disruption to the respective businesses of the other Party that may result from the performance of Transition Services.

(b)

Each Party shall cooperate in providing the Transition Services in a timely manner and to the extent reasonably required. The Parties shall collaboratively develop transition plans for each of the Transition Services having regard to the Retained Employees, Retained Contractors, Transferring Employees and Transferring Contractors available to assist in performance of the Transition Services. Such plans will be developed and agreed upon by the Parties within fifteen (15) Business Days of execution of the Purchase and Sale Agreement.

(c)

The Vendors (directly or through its Affiliates) shall use commercially reasonable efforts to use Retained Employees, Retained Contractors, Non-Transferring Employees and non-transferring Contractors to perform the Transition Services. The Purchaser (directly or through its Affiliates) shall use commercially reasonable efforts to use Retained Employees, Retained Contractors, Transferring Employees and Transferring Contractors to perform the Transition Services. Further to the commercially reasonable efforts in this Clause and the terms of the Purchase and Sale Agreement the Parties, acting reasonably, shall develop the applicable plans pursuant to Clause 2(b) to include, without limitation, the timeframes and personnel roles required to provide Transition Services pursuant to the Transition Services Agreement; provided however that the Parties will not terminate, without just cause, any personnel associated with such roles before the end of the timeframe for Transition Services applicable to such roles, except as may otherwise be mutually agreed to by the Parties.

3.	Term and Termination

(a)

The Transition Services Agreement shall be effective from the Closing Date and continue until the last day of the fourth month after Closing, or as otherwise mutually agreed to by the Parties, or unless such period(s) are terminated earlier by Purchaser in accordance with the terms set forth herein. The Parties acknowledge and agree that further to the development of the transition plans for Transition Services in Clause 2(b) above the Parties will use commercially reasonable efforts to agree to extensions to certain Transition Services for reasonable periods of time necessary to fulfill the objectives set forth in Clause 2(a) above.

(b)

The Purchaser may provide fifteen (15) Business Days prior written notice to the Vendors terminating all or any portion of the Transition Services effective at the end of the month in which the notice is provided.

4.	Transition Services Fees and Out of Pocket Costs

[REDACTED – Fee Methodology, Percentages and Dollar Amounts. Commercially Sensitive Information]

(a)	Retained Employees providing Transition Services will be charged out at a based on

(b)	Retained Contractors providing Transition Services will be charged out at the .

(c)	Out-of-pocket costs incurred by Vendors on Purchaser’s behalf in performing Transition Services will be charged out at actual costs paid by the Vendors to Third Parties plus % for overhead.

(d)

Vendors’ office space, related real estate services and information technology and related infrastructure used by Transferring Employees and Transferring Contractors will be charged out on a weekly basis at CAD$

(e)

The Parties acknowledge and agree that for purposes of Purchaser Transition Services provided to Vendors that Purchaser shall charge the rates set forth in Clauses 4(a)-(c) above for Purchaser’s Retained Employees, Retained Contractors, Transferring Employees and Transferring Contractors.

5.	Description of Vendors’ Transition Services

The Vendors agree to provide the following Transition Services to the Purchaser. [REDACTED – Details of Services to be Provided. Commercially Sensitive Information.]

6.	Description of Purchaser’s Transition Services

The Purchaser agrees to provide Transition Services using Purchaser’s Retained Employees, Retained Contractors, Transferring Employees and Transferring Contractors to the Vendor similar to those set forth in Clause 5, to the extent requested and required by Vendors and the terms of the Transition Services Agreement will apply mutatis mutandis to the provision of such Transition Services.

7.	Other Terms and Conditions

The Transition Services Agreement shall contain customary terms and conditions having regard to the scope of Transition Services as may be agreed upon by the Parties, including:

(a)	governance;

(b)	invoicing, and payment terms and procedures;

(c)	liability and indemnity;

(d)	confidentiality;

(e)	assignment;

(f)	no restriction on business;

(g)	force majeure;

(h)	dispute resolution; and

(i)	audit.

SCHEDULE “1.1(ooooooooo)”

WCBU MAJOR FACILITIES AND PIPELINES

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED – This Entire Schedule is Not Included as it Provides Descriptions of the Assets. Commercially Sensitive Information]

SCHEDULE “1.1(yyyyyyyyy)”

WHITEMAP AREA

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

See attached Whitemap Area map comprising the 9 pages that follow.

[REDACTED – This Entire Schedule is Not Included as it Provides Specific Asset Information. Commercially Sensitive Information]

SCHEDULE “1.1(zzzzzzzzz)”

WIRE TRANSFER INSTRUCTIONS

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED – Account Information]

1.	Payment of the Deposit shall be paid in US Dollars to the following account:

US Dollar Account:
Bank’s Name:
Address:
Account Number:
Routing Number:
Account Name:
Swift Code:

With remittance advice sent to:        @conocophillips.com and confirmation of receipt of funds sent to                @cenovus.com.

2.	Payment of the Base Cash Price less the Deposit shall be paid in US Dollars to the following account:

US Dollar Account:
Bank’s Name:
Address:
Account Number:
Routing Number:
Account Name:
Code:

With remittance advice sent to:              conocophillips.com and confirmation of receipt of funds sent to               @cenovus.com.

3.	Payment of adjustments to the Purchase Price shall be paid in Canadian Dollars to the following account:

Pay to Intermediary Bank:

Beneficiary Bank:

Alternative:	CLEARING CODE:

Beneficiary:

EFT:

With remittance advice sent to:         @conocophillips.com and confirmation of receipt of funds sent to               @cenovus.com.

SCHEDULE “3.4(d)”

GST/PST NUMBERS OF PARTIES

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED – GST and PST Numbers]

	GST Number	BC PST Number
ConocoPhillips Canada Resources Corp.
ConocoPhillips Canada Energy Partnership
ConocoPhillips Western Canada Partnership		N/A
ConocoPhillips Canada (BRC) Partnership
ConocoPhillips Canada E&P ULC		N/A
Cenovus Energy Inc.

SCHEDULE “5.4(a)”

VENDORS’ OFFICERS’ CERTIFICATE

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

VENDOR’S OFFICER’S CERTIFICATE

RE: Clause 5.4(a) of the Purchase and Sale Agreement (“Agreement”) dated as of the 29th day of March, 2017 and made effective as of January 1, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC, as the Vendors, and Cenovus Energy Inc., as the Purchaser.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate.

I, [Name], [Title], of ConocoPhillips [Entity Name] (a “Vendor”) hereby certify that:

1.

Each of the representations and warranties of such Vendor contained in Clauses 10.1 and 10.2 of the Agreement were true and correct when made and, for those which are repeated at the Closing Date, are true and correct as of the Closing Date (without regard to any materiality qualifier), except to the extent any untruth or inaccuracy in the aggregate does not create a Material Adverse Effect.

2.

Such Vendor has performed and satisfied all covenants and obligations required to be performed and satisfied under the Agreement on or prior to Closing, except to the extent any failure to perform and satisfy such an obligation does not in the aggregate create a Material Adverse Effect.

3.	All Closing conditions for the benefit of such Vendor, pursuant to Clause 5.2 of the Agreement, have been satisfied or waived.

4.	This Certificate is made for and on behalf of such Vendor and is binding upon it, and I am not incurring and will not incur any personal liability whatsoever with respect to it.

5.	This Certificate is made with full knowledge that the Purchaser is relying on the same for the Closing of the Transaction.

IN WITNESS WHEREOF I have executed this Certificate the         day of                            , 2017.

[Name], [Title]

SCHEDULE “5.4(q)”

FORM OF FCCL MANAGEMENT COMMITTEE RESIGNATION AND MUTUAL RELEASE

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

CPCRC FCCL REPRESENTATIVE - RESIGNATION AND MUTUAL RELEASES

WHEREAS Cenovus FCCL Ltd. and ConocoPhillips Canada Resources Corp. (“CPCRC”) (collectively, the “Partners” and individually, a “Partner”), are the partners of FCCL Partnership, a general partnership formed under the laws of the Province of Alberta and governed by the Further Amended and Restated FCCL Partnership Agreement dated October 27, 2011 (the “FCCL Partnership Agreement”).

AND WHEREAS pursuant to the FCCL Partnership Agreement, CPCRC is entitled to appoint representatives (each, a “CPCRC FCCL Representative”) to the management and other committees of FCCL Partnership and to subcommittees thereof.

AND WHEREAS at the request of CPCRC, ● [INSERT NAME] acted as a CPCRC FCCL Representative.

AND WHEREAS Cenovus Energy Inc. (“CVE”) and CPCRC entered into a Purchase and Sale Agreement dated March •, 2017 (the “PSA”) pursuant to which CVE agreed to acquire all of the Partnership Interest (as defined in the PSA) held by CPCRC.

AND WHEREAS as a result of the PSA, CPCRC will no longer be a Partner of FCCL Partnership.

NOW THEREFORE in consideration of the mutual covenants and releases contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged;

RESIGNATION

1.	I, ● [INSERT NAME] hereby resign my position(s) as a CPCRC FCCL Representative on the Committee effective as of the date hereof.

INDIVIDUAL RELEASE

2.

I,                                                                              , do for myself and my heirs, executors, administrators and assigns (hereinafter collectively referred to as the “Resigning Representative”), forever release, remise and discharge the Partners and each of their respective officers, directors, employees, agents, insurers and assigns, from any and all claims, actions, demands, lawsuits, proceedings, notices of non-compliance or violation, orders or directions, arbitrations or governmental investigations (collectively, “Claims”), in each case, whether asserted, threatened, pending or existing, which I now have, or can hereafter have against any Partner by reason of, existing out of or in connection with my having acted, at the request of CPCRC, as a CPCRC FCCL Representative.

3.

Notwithstanding anything contained herein, this Mutual Release shall not extend to or affect, or constitute a release of, my right to sue, claim against or recover from any Partner and shall not constitute an agreement to refrain from bringing, taking or maintaining any action against any Partner in respect of any indemnity existing by corporate statute, contract, or pursuant to the provisions of the articles, by-laws, or similar constating documents of such Partner or the FCCL Partnership Agreement provided in my favour by such Partner or FCCL Partnership.

PARTNERS’ AND CVE RELEASE

4.

The Partners and CVE, and each of them, do hereby remise, release and forever discharge the Resigning Representative from all Claims, which such Partner or CVE now has or can have or can hereafter have against the Resigning Representative by reason of, existing out of or in connection with the Resigning Representative having acted, at the request of CPCRC, as a CPCRC FCCL Representative, but which shall exclude any Claim based on the fraud or criminal conduct , of the Resigning Representative, where the Resigning Representative did not have a reasonable belief that such conduct was lawful.

UNDERSTANDING & GENERAL

5.

The parties acknowledge and declare that they have been provided with sufficient time and opportunity to consider all factors related to the execution of this Mutual Release and acknowledge a full awareness of its consequences and its voluntary execution. The parties acknowledge having received independent legal advice regarding the execution of this Mutual Release, or have voluntarily chosen not to receive such advice.

6.

This Mutual Release shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and applicable laws of Canada and shall, in all respects, be treated as a contract made in the Province of Alberta. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of or in connection with this Mutual Release.

7.	This Mutual Release shall be binding upon and enure to the benefit of the parties and their respective heirs, executors, administrators, successors and assigns.

8.

The parties agree that this Mutual Release may be executed in as many counterparts as is necessary and, when a counterpart has been executed by each party, all counterparts together constitute one agreement. Delivery of counterparts may be effected by facsimile transmission or electronically transmitted portable document format.

DATED this day of ●, 2017.

Witness	● [INSERT NAME]

CONOCOPHILLIPS CANADA RESOURCES CORP.		CENOVUS FCCL LTD.

Per:		Per:
	Name: ●		Name: ●
	Title: ●		Title: ●

CENOVUS ENERGY INC.

Per:
Name: ●
Title: ●

SCHEDULE “5.5(d)”

PURCHASER’S OFFICERS’ CERTIFICATE

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

PURCHASER’S OFFICER’S CERTIFICATE

Clause 5.5(d) of the Purchase and Sale Agreement (“Agreement”) dated as of the 29th day of     h, 2017 and made effective as of January 1, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC, as the Vendors, and Cenovus Energy Inc., as the Purchaser.

Unless otherwise stated, the definitions provided for in the Agreement are adopted in this Certificate.

I, [Name], [Title], of Cenovus Energy Inc. (the “Purchaser”) hereby certifies that:

1.

Each of the representations and warranties of the Purchaser contained in Clause 10.4 of the Agreement were true and correct when made and, for those which are repeated at the Closing Date, are true and correct as of the Closing Date (without regard to any materiality qualifier), except to the extent any untruth or inaccuracy in the aggregate does not create a Material Adverse Effect.

2.

The Purchaser has performed and satisfied all material covenants and obligations required to be performed and satisfied under the Agreement on or prior to the Closing Date, except to the extent any failure to perform and satisfy such an obligation does not in the aggregate create a Material Adverse Effect.

3.	All Closing conditions for the benefit of the Purchaser, pursuant to Clause 5.3 of the Agreement, have been satisfied or waived.

4.	This Certificate is made for and on behalf of the Purchaser and is binding upon it, and the undersigned is not incurring and will not incur any personal liability whatsoever with respect to it.

5.	This Certificate is made with full knowledge that COPCO and the Vendors are relying on the same for the Closing of the Transaction.

IN WITNESS WHEREOF I have executed this Certificate the         day of                                , 2017.

[Name], [Title]

SCHEDULE “12.9”

ASSUMED CLAIMS

Attached to and made part of that Purchase and Sale Agreement dated March 29, 2017 among ConocoPhillips Company, ConocoPhillips Canada Resources Corp., ConocoPhillips Canada Energy Partnership, ConocoPhillips Western Canada Partnership, ConocoPhillips Canada (BRC) Partnership, and ConocoPhillips Canada E&P ULC as the Vendors, and Cenovus Energy Inc. as the Purchaser.

[REDACTED – Relates to Third Party Claims. Legally/Commercially Sensitive Information]

Assumed Claims - As of March 21 2017
Matter Name	Date Opened	Matter Summary